RPA

Rock solid resources.
Proven advice.™

# NEXA RESOURCES S.A.

# TECHNICAL REPORT ON THE ATACOCHA MINE, PASCO PROVINCE, CENTRAL PERU

## NI 43-101 Report

**Qualified Persons:**
**Scott Ladd, P.Eng.**
**Rosmery Cardenas, P.Eng.**
**Avakash Patel, P.Eng.**
**Luis Vasquez, M.Sc., P.Eng.**

**March 22, 2019**

RPA 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

RPA

***Report Control Form***

| | | | |
|---|---|---|---|
| ***Document Title*** | Technical Report on the Atacocha Mine, Pasco Province, Central Peru | | |
| ***Client Name & Address*** | Nexa Resources S.A.<br>Rua Guaicui, 20-14°Andar<br>Belo Horizonte/MG<br>30380-380 | | |
| ***Document Reference*** | Project #3032 | ***Status & Issue No.*** | FINAL Version |
| ***Issue Date*** | March 22, 2018 | | |
| ***Lead Author*** | Scott Ladd<br>Rosmery Cardenas<br>Avakash Patel<br>Luis Vasquez | (Signed)<br>(Signed)<br>(Signed)<br>(Signed) | |
| ***Peer Reviewer*** | Graham Clow<br>Luke Evans | (Signed)<br>(Signed) | |
| ***Project Manager Approval*** | Scott Ladd | (Signed) | |
| ***Project Director Approval*** | Deborah McCombe | (Signed) | |

***Report Distribution***

| Name | No. of Copies |
|---|---|
| Client | |
| RPA Filing | 1 (project box) |

**Roscoe Postle Associates Inc.**
55 University Avenue, Suite 501
Toronto, ON M5J 2H7
Canada
Tel: +1 416 947 0907
Fax: +1 416 947 0395
mining@rpacan.com

www.rpacan.com TABLE OF CONTENTS PAGE 1 SUMMARY ........................................................................................................................ 1-1 Executive Summary......................................................................................................... 1-1 Economic Analysis .......................................................................................................... 1-6 Technical Summary ......................................................................................................... 1-6 2 INTRODUCTION ............................................................................................................... 2-1 3 RELIANCE ON OTHER EXPERTS ................................................................................... 3-1 4 PROPERTY DESCRIPTION AND LOCATION ................................................................. 4-1 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY ................................................................................................................. 5-1 6 HISTORY........................................................................................................................... 6-1 7 GEOLOGICAL SETTING AND MINERALIZATION........................................................... 7-1 Regional Geology ............................................................................................................ 7-1 Local Geology.................................................................................................................. 7-5 Property Geology........................................................................................................... 7-13 Alteration ....................................................................................................................... 7-19 Mineralization ................................................................................................................ 7-20 8 DEPOSIT TYPES .............................................................................................................. 8-1 Skarn and Replacement Deposits ................................................................................... 8-1 Hydrothermal Vein and Breccia Deposits ........................................................................ 8-2 Porphyry Deposits ........................................................................................................... 8-4 9 EXPLORATION ................................................................................................................. 9-1 10 DRILLING ...................................................................................................................... 10-1 Drilling Summary ........................................................................................................... 10-1 Drilling Pattern and Density ........................................................................................... 10-6 Drill Core Sampling........................................................................................................ 10-6 Channel Sampling ......................................................................................................... 10-7 Drilling and Channel Sampling Results ....................................................................... 10-10 11 SAMPLE PREPARATION, ANALYSES AND SECURITY ............................................ 11-1 Sample Preparation and Analyses ................................................................................ 11-1 Density Measurements .................................................................................................. 11-2 Database Management ................................................................................................. 11-3 Sample Chain of Custody And Storage ......................................................................... 11-4 Quality Assurance and Quality Control Programs ......................................................... 11-4 12 DATA VERIFICATION ................................................................................................... 12-1 13 MINERAL PROCESSING AND METALLURGICAL TESTING ..................................... 13-1 Test Work ...................................................................................................................... 13-1 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page i

www.rpacan.com Atacocha Concentrator Recoveries ............................................................................... 13-7 14 MINERAL RESOURCE ESTIMATE .............................................................................. 14-1 Summary ....................................................................................................................... 14-1 Mineral Resource Estimation Methodology ................................................................... 14-3 Resource Database and Validation ............................................................................... 14-3 Atacocha Underground Model ....................................................................................... 14-5 San Gerardo Open Pit Model ...................................................................................... 14-72 15 MINERAL RESERVE ESTIMATE ................................................................................. 15-1 Summary ....................................................................................................................... 15-1 Atacocha Underground Mine ......................................................................................... 15-3 San Gerardo .................................................................................................................. 15-5 16 MINING METHODS....................................................................................................... 16-1 Atacocha Underground Mine ......................................................................................... 16-1 San Gerardo ................................................................................................................ 16-11 Consolidated Life of Mine Plan .................................................................................... 16-17 17 RECOVERY METHODS ............................................................................................... 17-1 Introduction .................................................................................................................... 17-1 Process Description....................................................................................................... 17-1 18 PROJECT INFRASTRUCTURE .................................................................................... 18-1 Onsite Infrastructure ...................................................................................................... 18-1 Power Plant and Distribution ......................................................................................... 18-3 Tailings Storage Facility ................................................................................................ 18-3 Atacocha Waste Rock Dump....................................................................................... 18-10 19 MARKET STUDIES AND CONTRACTS ....................................................................... 19-1 20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT ............................................................................................................................................ 20-1 Environmental and Social Setting.................................................................................. 20-1 Environmental Studies................................................................................................... 20-8 Project Permitting ........................................................................................................ 20-14 Social or Community Requirements ............................................................................ 20-14 Mine Closure Requirements ........................................................................................ 20-21 Conclusions and Risks ................................................................................................ 20-26 21 CAPITAL AND OPERATING COSTS ........................................................................... 21-1 Capital Costs ................................................................................................................. 21-1 Operating Costs............................................................................................................. 21-2 22 ECONOMIC ANALYSIS ................................................................................................ 22-1 23 ADJACENT PROPERTIES ........................................................................................... 23-1 24 OTHER RELEVANT DATA AND INFORMATION......................................................... 24-1 25 INTERPRETATION AND CONCLUSIONS ................................................................... 25-1 26 RECOMMENDATIONS ................................................................................................. 26-1 27 REFERENCES .............................................................................................................. 27-1 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page ii

RPA www.rpacan.com

28 DATE AND SIGNATURE PAGE ........ 28-1
29 CERTIFICATE OF QUALIFIED PERSON ........ 29-1
30 APPENDIX 1 ........ 30-1
Land Tenure ........ 30-1
31 APPENDIX 2 ........ 31-1
List of Permitting Documentation for the Atacocha Operation ........ 31-1

# LIST OF TABLES

PAGE

Table 1-1 Atacocha Underground Mineral Resources - December 31, 2018 ........ 1-9
Table 1-2 San Gerardo Mineral Resources - December 31, 2018 ........ 1-9
Table 1-3 Atacocha Mineral Reserves - December 31, 2018 ........ 1-12
Table 1-4 San Gerardo Mineral Reserves – December 31, 2018 ........ 1-12
Table 1-5 LOM Capital Costs ........ 1-16
Table 1-6 Atacocha LOM Operating Costs ........ 1-16
Table 1-7 San Gerardo LOM Operating Costs ........ 1-17
Table 6-1 Past Production ........ 6-2
Table 10-1 Drilling Summary at Atacocha ........ 10-1
Table 10-2 Summary of Channel Sampling by Year ........ 10-8
Table 11-1 Density Measurements ........ 11-3
Table 11-2 QC Insertion Rates ........ 11-5
Table 11-3 CRMs Used with Drilling Samples since 2014 ........ 11-6
Table 11-4 CRMs Used with Channel Samples since 2012 ........ 11-6
Table 11-5 CRMs Used at Atacocha from 2012 to 2017 ........ 11-7
Table 11-6 Atacocha CRM Values and Assay Performance at Certimin Laboratory ........ 11-8
Table 11-7 Atacocha CRM Values and Assay Performance at ALS Laboratory ........ 11-8
Table 11-8 Atacocha CRM Values and Assay Performance at Inspectorate Laboratory . 11-9
Table 11-9 Coarse Blank Results for 2018 ........ 11-10
Table 11-10 Fine Blank Results for 2018 ........ 11-10
Table 11-11 Duplicate Types and Descriptions ........ 11-11
Table 11-12 Error Rates of Duplicates ........ 11-12
Table 11-13 Check Assays at ALS Laboratory ........ 11-13
Table 11-14 Check Assays at Certimin Laboratory ........ 11-13
Table 13-1 Atacocha Samples Selected for Metallurgical Test Work ........ 13-2
Table 13-2 Analysis of Samples Selected for Metallurgical Test Work ........ 13-2
Table 13-3 Mineralogical Characterization Summary ........ 13-3
Table 13-4 Comminution Test Work Results ........ 13-5
Table 13-5 Analysis of Composite Samples ........ 13-5
Table 13-6 Variability Test Work Bulk Rougher Concentrate ........ 13-6
Table 13-7 Variability Test Work Zinc Rougher Concentrate ........ 13-6
Table 13-8 Recovery Curves for the Atacocha Concentrator ........ 13-10
Table 14-1 Atacocha Underground Mineral Resources - December 31, 2018 ........ 14-2
Table 14-2 San Gerardo Open Pit Mineral Resources - December 31, 2018 ........ 14-2
Table 14-3 Detection Limit Values Assigned to Unsampled Intervals ........ 14-3
Table 14-4 Atacocha Deposit Mineral Resource Database ........ 14-4
Table 14-5 Underground Mineralization Domains ........ 14-10

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* *Page iii*

RPA www.rpacan.com

Table 14-6 Atacocha Underground Estimation Domains ... 14-14
Table 14-7 Estimation Domain Raw Assay Statistics for Zinc (Zn %) ... 14-21
Table 14-8 Estimation Domain Statistics for Lead (Pb %) ... 14-22
Table 14-9 Estimation Domain Statistics for Copper (Cu %) ... 14-24
Table 14-10 Estimation Domain Statistics for Silver (Ag g/t) ... 14-26
Table 14-11 Atacocha Underground Density Data Statistics ... 14-28
Table 14-12 Underground Raw Assays Versus Composite Mean Grades ... 14-31
Table 14-13 Capping Levels by Mineralization Domains ... 14-33
Table 14-14 Second Capping Levels Applied to Channel Samples for the Third Interpolation Pass ... 14-35
Table 14-15 Zinc Variogram Parameters ... 14-39
Table 14-16 Lead Variogram Parameters ... 14-41
Table 14-17 Copper Variogram Parameters ... 14-43
Table 14-18 Silver Variogram Parameters ... 14-45
Table 14-19 Atacocha Underground Block Model Parameters ... 14-47
Table 14-20 Zinc Estimation Parameters – Atacocha Underground ... 14-47
Table 14-21 Lead Estimation Parameters – Atacocha Underground ... 14-49
Table 14-22 Copper Estimation Parameters - – Atacocha Underground ... 14-51
Table 14-23 Silver Estimation Parameters – Atacocha Underground ... 14-53
Table 14-24 Comparison of ID$^3$, OK, and NN Zinc Grades - Domain 18C_1200 ... 14-61
Table 14-25 Comparison of ID$^3$, OK, and NN Lead Grades - Domain 18C_1200 ... 14-61
Table 14-26 Comparison of ID$^3$, OK, and NN Copper Grades - Domain 18C_1200 ... 14-61
Table 14-27 Comparison of ID$^3$, OK, and NN Silver Grades - Domain 18C_1200 ... 14-62
Table 14-28 NSR Data ... 14-68
Table 14-29 Atacocha Underground Comparison of 2018 Versus 2017 Mineral Resources ... 14-71
Table 14-30 San Gerardo Drill Hole Data ... 14-73
Table 14-31 Open Pit Mineralization Domains ... 14-77
Table 14-32 Open Pit Estimation Domains ... 14-80
Table 14-33 Estimation Domain Statistics for Zinc (Zn %) – Open Pit ... 14-86
Table 14-34 Estimation Domain Statistics for Lead (Pb %) - Open Pit ... 14-87
Table 14-35 Estimation Domain Statistics for Copper (Cu %) – Open Pit ... 14-88
Table 14-36 Estimation Domain Statistics for Silver (Ag g/t) – Open Pit ... 14-89
Table 14-37 Estimation Domain's Statistics for Gold (Au g/t) ... 14-90
Table 14-38 San Gerardo Density Data Statistics ... 14-91
Table 14-39 Open Pit Raw Assays versus Composite mean Grades ... 14-93
Table 14-40 Capping Levels by Mineralization Domains – San Gerardo ... 14-95
Table 14-41 Zinc Variogram Parameters – Open Pit ... 14-97
Table 14-42 Lead Variogram Parameters – Open Pit ... 14-98
Table 14-43 Copper Variogram Parameters – Open Pit ... 14-99
Table 14-44 Silver Variogram Parameters – Open Pit ... 14-101
Table 14-45 Gold Variogram Parameters – Open Pit ... 14-102
Table 14-46 San Gerardo Block Model Parameters ... 14-103
Table 14-47 Zinc Estimation Parameters – Open Pit ... 14-104
Table 14-48 Lead Estimation Parameters – Open Pit ... 14-105
Table 14-49 Copper Estimation Parameters – Open Pit ... 14-106
Table 14-50 Silver Estimation Parameters – Open Pit ... 14-107
Table 14-51 Gold Estimation Parameters – Open Pit ... 14-108
Table 14-52 Comparison of ID$^3$, OK, and NN Zinc Grades - Domain 10_20 ... 14-115
Table 14-53 Comparison of ID$^3$, OK, and NN Lead Grades - Domain 10_20 ... 14-115
Table 14-54 Comparison of ID$^3$, OK, and NN Copper Grades - Domain 10_20 ... 14-115
Table 14-55 Comparison of ID$^3$, OK, and NN Silver Grades - Domain 10_20 ... 14-116

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page iv*

RPA
www.rpacan.com

Table 14-56 Comparison of $ID^3$, OK, and NN Gold Grades - Domain 10_20 .......... 14-116
Table 14-57 NSR Data .......... 14-124
Table 14-58 San Gerardo Comparison of 2018 Versus 2017 Mineral Resources .......... 14-127
Table 15-1 Atacocha Underground Mineral Reserves - December 31, 2018 .......... 15-2
Table 15-2 San Gerardo Open Pit Mineral Reserves – December 31, 2018 .......... 15-2
Table 15-3 Dilution .......... 15-3
Table 15-4 Extraction Percentage .......... 15-3
Table 15-5 NSR Data .......... 15-4
Table 15-6 Atacocha Operating Cost Data .......... 15-5
Table 15-7 San Gerardo Reserve Pit Optimization Parameters .......... 15-6
Table 16-1 Atacocha Underground Stope Design Parameters .......... 16-2
Table 16-2 Atacocha Underground Stope Design Parameters .......... 16-6
Table 16-3 Atacocha Underground Mining Equipment .......... 16-7
Table 16-4 San Gerardo Open Pit Design Parameters .......... 16-11
Table 16-5 San Gerardo Open Pit Design Parameters .......... 16-15
Table 16-6 San Gerardo Open Pit Mining Equipment .......... 16-15
Table 16-7 San Gerardo Open Pit Mining Equipment .......... 16-17
Table 16-8 Consolidated Life of Mine Production Plan .......... 16-18
Table 18-1 Storage Capacity of El Porvenir Tailings Storage Facility .......... 18-3
Table 18-2 Recent El Porvenir Tailings Dam Raises .......... 18-8
Table 20-1 Environmental and Social Management of the Atacocha Mine Operation .......... 20-10
Table 20-2 Summary of Key Environmental Effects and Management Strategies .......... 20-12
Table 20-3 Summary of the Atacocha's Commitments Acquired by the Right of Land and Right of Way Agreements Celebrated with the Communities of Cajamarquilla and Ticlacayán .......... 20-15
Table 20-4 Social Responsibility Protocols and Procedures .......... 20-17
Table 20-5 Proposed Social Responsibility Program Budgets .......... 20-18
Table 20-6 Social Responsibility Program Components and Objectives .......... 20-19
Table 20-7 Summary of Main Closure Activities .......... 20-24
Table 20-8 Summary of Risks Identified .......... 20-26
Table 20-9 Opportunities for Optimization .......... 20-27
Table 21-1 LOM Capital Costs .......... 21-1
Table 21-2 LOM Closure Costs .......... 21-1
Table 21-3 Atacocha LOM Operating Costs .......... 21-2
Table 21-4 San Gerardo LOM Operating Costs .......... 21-2
Table 22-1 LOM Weighted Average Metal Prices .......... 22-1

# LIST OF FIGURES

PAGE

Figure 4-1 Location Map .......... 4-2
Figure 4-2 Property Map .......... 4-3
Figure 7-1 Regional Geology .......... 7-3
Figure 7-2 Morphostructural Map .......... 7-4
Figure 7-3 Local Geology .......... 7-8
Figure 7-4 Generalized Regional Stratigraphic Column .......... 7-9
Figure 7-5 Regional Geological Setting with Major Structures .......... 7-12
Figure 7-6 Property Surface Geology Map .......... 7-16
Figure 7-7 Representative Geological Sections Through Atacocha Area .......... 7-17

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page v*

RPA
www.rpacan.com

Figure 7-8 Detailed Surface Geological Map of the Atacocha Area ................................ 7-18
Figure 8-1 Schematic Diagram of Skarn, Replacement and Hidrotermal vein mineralization ........................................................................................................................ 8-3
Figure 8-2 Schematic Diagram through Typical Porphyry System ...................................... 8-5
Figure 9-1 El Porvenir and Atacocha Mines with Underground Workings ........................... 9-2
Figure 9-2 Exploration Targets at Atacocha, San Gerardo, and El Porvenir ....................... 9-4
Figure 10-1 Plan of Drill Holes with Collars and Traces Projected to Surface .................. 10-3
Figure 10-2 Plan View Illustrating Drilling Pattern, Interpreted Geology and Mineralized Zones ................................................................................................................................. 10-4
Figure 10-3 Drilling Information Organization ................................................................... 10-6
Figure 10-4 Distribution of Channel Samples Projected to Surface .................................. 10-9
Figure 11-1 Schematic Flow Chart for Sample and Data controls .................................... 11-2
Figure 13-1 Bulk Mineralogical Analysis ........................................................................... 13-4
Figure 13-2 Sulphide Mineral breakdown .......................................................................... 13-4
Figure 13-3 Atacocha Zinc, Lead and Copper Head Grades ............................................ 13-8
Figure 13-4 Atacocha Gold and Silver Head Grades ........................................................ 13-8
Figure 13-5 Atacocha Recoveries ..................................................................................... 13-9
Figure 13-6 Monthly Zinc Recovery in 2017 and 2018, and the 2019 NSR Recovery Curve ....................................................................................................................................... 13-10
Figure 13-7 Monthly Lead Recovery in 2017 & 2018, and the 2019 NSR Recovery Curve .... ....................................................................................................................................... 13-11
Figure 13-8 Monthly Copper Recovery in 2017 & 2018, and the 2019 NSR Recovery .. 13-11
Figure 14-1 Oblique 3D View of Lithology Domains at Atacocha Underground ............... 14-7
Figure 14-2 Plan View of Atacocha Underground Lithological Model at 3,300 masl ........ 14-8
Figure 14-3 Atacocha Underground Mineralization Domains .......................................... 14-13
Figure 14-4 Atacocha Underground Geological Zones ................................................... 14-17
Figure 14-5 Atacocha Underground Structure Type Model .............................................. 14-18
Figure 14-6 Distribution of Atacocha Underground Emplacement Types ........................ 14-19
Figure 14-7 Atacocha Underground Lithological Control Type Model ............................. 14-20
Figure 14-8 Composite Length Comparison .................................................................... 14-31
Figure 14-9 1200 Mineralization Domain Zinc% Probability Plot .................................... 14-32
Figure 14-10 Zinc Normal Score Experimental and Modelled Variograms for Domain 2402 ....................................................................................................................................... 14-38
Figure 14-11 Section Showing Zinc Blocks and Composites – CNE Domain ................ 14-57
Figure 14-12 Section Showing Lead Blocks and Composites – CNE Domain ................ 14-58
Figure 14-13 Section Showing Copper Blocks and Composites – CNE Domain ............ 14-59
Figure 14-14 Section Showing Silver Blocks and Composites – CNE Domain ............... 14-60
Figure 14-15 Atacocha Underground Zinc Probability and Swath Plots .......................... 14-63
Figure 14-16 Atacocha Underground Lead Probability and Swath Plots ........................ 14-63
Figure 14-17 Atacocha Underground Copper Probability and Swath Plots ..................... 14-64
Figure 14-18 Atacocha Underground Silver Probability and Swath Plots ....................... 14-64
Figure 14-19 Atacocha Underground Resource Classification ........................................ 14-67
Figure 14-20 Oblique 3D View of Lithology Model at San Gerardo Open Pit .................. 14-74
Figure 14-21 Plan View of Main lithological Domains ...................................................... 14-76
Figure 14-22 Open Pit Mineralization Domains ............................................................... 14-79
Figure 14-23 Open Pit Geographic Zones ........................................................................ 14-82
Figure 14-24 Open Pit Structure Type Model ................................................................... 14-83
Figure 14-25 Open Pit Emplacement Types .................................................................... 14-84
Figure 14-26 Open Pit Lithological Control Types ........................................................... 14-85
Figure 14-27 Composite Length Comparisons – San Gerardo ....................................... 14-93
Figure 14-28 OB_20 Mineralization Domain Zinc% Probability Plot ............................... 14-94

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page vi*

RPA
www.rpacan.com

Figure 14-29 Zinc Normal Score Experimental and Modelled Variograms for Domain CPO8 ........ 14-97
Figure 14-30 Section Showing Zinc Blocks and Composites – OB_10 Domain........... 14-111
Figure 14-31 Section Showing Lead Blocks and Composites – OB_10 Domain ......... 14-112
Figure 14-32 Section Showing Silver Blocks and Composites – OB_10 Domain ........ 14-113
Figure 14-33 Section Showing Gold Blocks and Composites – OB_10 Domain Pit..... 14-114
Figure 14-34 Open Pit Zinc Probability and Swath Plots – COD_08 Domain ............... 14-117
Figure 14-35 Open Pit Lead Probability and Swath Plots – COD_08 Domain ............. 14-118
Figure 14-36 Open Pit Copper Probability and Swath Plots – COD_08 Domain ......... 14-119
Figure 14-37 Open Pit Silver Probability and Swath Plots – COD_08 Domain ............ 14-120
Figure 14-38 Open Pit Gold Probability and Swath Plots – COD_08 Domain ............. 14-121
Figure 14-39 San Gerardo Resource Classification ........................................... 14-123
Figure 16-1 Atacocha Underground Mine ............................................. 16-3
Figure 16-2 Atacocha Typical Cut and Fill Design ............................................. 16-4
Figure 16-3 Atacocha Typical Sublevel Stoping Design........................................ 16-5
Figure 16-4 Isometric Ventilation Schematic ............................................. 16-9
Figure 16-5 Mine Dewatering Schematic ............................................. 16-10
Figure 16-6 San Gerardo Final Mine Design Plan............................................. 16-12
Figure 16-7 San Gerardo Final Mine Design Section............................................. 16-13
Figure 16-8 San Gerardo Mine Geotechnical Domain Sectors ........................................ 16-16
Figure 17-1 Process Flow Diagram ............................................. 17-3
Figure 18-1 Atacocha Infrastructure ............................................. 18-2
Figure 18-2 El Porvenir Tailings Storage Facility Arrangement......................................... 18-4
Figure 18-3 El Porvenir Tailings Storage Facility Dam Schematic Section (crest elevation 4046) ............................................. 18-6
Figure 18-4 El Porvenir Tailings Storage Facility Main Dam ............................................. 18-7
Figure 18-5 Proposed Raising of El Porvenir Dam to Crest Elevation 4100 .................... 18-9
Figure 18-6 Atacocha Tailings Storage Facility ............................................. 18-11
Figure 18-7 Atacocha Tailings Storage Facility Dam Cross Section .............................. 18-12
Figure 18-8 Atacocha Tailings Storage Facility and Waste Rock Dump ......................... 18-13
Figure 18-9 Potentially Acid Generating Rock Encapsulation Concept........................... 18-14
Figure 18-10 Waste Rock Dump Foundation Treatment............................................. 18-15
Figure 23-1 Mining Concessions in Vicinity of Atacocha and El Porvenir ........................ 23-2

# LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 30-1 Atacocha Mining Concessions as of December 31, 2018.............................. 30-2
Table 31-1 Permits and Authorizations ............................................. 31-2

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page vii*

www.rpacan.com 1 SUMMARY EXECUTIVE SUMMARY Roscoe Postle Associates Inc. (RPA) was retained by Nexa Resources S.A. (Nexa) to prepare an independent Technical Report on the Atacocha Mine (the Mine or the Project), located in Pasco Province, central Peru. The purpose of this report is to support the public disclosure of updated Mineral Reserve and Mineral Resource estimates. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the Mine on September 5 to 7, 2018. Nexa is publicly traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). It is a reporting issuer in all provinces and territories of Canada and is under the jurisdiction of the Ontario Securities Commission. Nexa is a producer with a diversified portfolio of polymetallic mines (zinc, lead, copper, silver, and gold) and also greenfield projects at various stages of development in Brazil and Peru. In Brazil, Nexa owns and operates two underground mines, Vazante (Zn and Pb) and Morro Agudo (Zn and Pb), and two development projects, Aripuanã and Caçapava do Sul. It also operates two zinc smelters in Brazil (Três Marias and Juiz de Fora). In Peru, Nexa operates the El Porvenir (Zn-Pb-Cu-Ag-Au), Cerro Lindo (Zn-Cu-Pb-Ag), and Atacocha (Zn-Cu-Pb-Au-Ag) underground mines. The development projects in Peru include Magistral, Shalipayco, Florida Canyon (JV with Solitario), Hilarión, and Pukaqaqa. It also operates one zinc smelter in Peru (Cajamarquilla). The Mine is owned by Nexa Resources Atacocha S.A.A. (Atacocha), which is controlled 91% by Nexa Resources El Porvenir S.A.C., a 99.99% subsidiary of Nexa Resources Peru S.A.A. (Nexa Perú). Nexa Perú is an indirect subsidiary of Votorantim S.A., which through Nexa Resources Cajamarquilla S.A. (Parent Company) and Nexa (located in Luxembourg), controls 80.06% of Nexa Perú’s common shares. The Mine commenced production in 1938. The operation is currently mining ore from the Atacocha underground mine (1,200 tonnes per day (tpd)) and the San Gerardo open pit mine (3,300 tpd) . Both mining operations currently feed the 4,500 tpd Atacocha processing plant. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-1

www.rpacan.com In 2018, the Mine produced approximately 17,324 tonnes of zinc, 125 tonnes of copper, 15,595 tonnes of lead, 1.68 million ounces of silver, and 15,431 ounces of gold. CONCLUSIONS Increased accuracy in the Atacocha underground and San Gerardo open pit Mineral Resource models and Mineral Reserve estimates has resulted in deferring the Cerro Pasco Complex Integration plans and associated benefits. While the realization of these benefits is considered an achievable component of the integration plan, they have not been considered in this assessment of the Atacocha operation. RPA has the following conclusions: GEOLOGY AND MINERAL RESOURCES The Mineral Resource estimate was prepared by Nexa. The resource estimate has been audited and accepted by RPA. Exclusive of Mineral Reserves, the end of year (EOY) Measured and Indicated Mineral Resources include: oAtacocha underground: 2.22 Mt at 3.50% Zn, 1.14% Pb, 0.29% Cu, and 63.9 g/t Ag containing 77,000 t of zinc, 25,200 t of lead, 6,400 t of copper, and 4.6 million ounces (Moz) of silver. oSan Gerardo open pit: 3.74 Mt at 1.26% Zn, 0.88% Pb, 0.05% Cu, 29.6 g/t Ag, and 0.23 g/t Au containing 47,300 t zinc, 32,800 t lead, 1,900 t copper, 3.6 Moz silver, and 28,000 oz gold. In addition, EOY2018 Inferred Mineral Resources total 4.95 Mt at 3.46% Zn, 1.52% Pb, 0.35% Cu, and 102.7 g/t Ag for Atacocha underground and 0.80 Mt at 1.08% Zn, 0.93% Pb, 0.03% Cu, 31.4 g/t Ag, and 0.50 g/t Au for San Gerardo open pit. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions) were followed for Mineral Resources. The San Gerardo resource decreased significantly mostly because of changes to the geological interpretation. The deposit contains significant zinc, lead, copper, silver, and gold mineralization hosted in the Chambara Formation (part of Pucara Group) around the Santa Bárbara and the San Gerardo stocks (Oligocene porphyries) that cut the limestone rocks to produce the skarn mineralization. Atacocha has features of skarn, replacement, hydrothermal vein/breccia-style, and porphyry mineralization. A large Project database containing geological and geochemical information has been compiled forming the foundation upon which future exploration programs can be designed. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-2

www.rpacan.com • Nexa has defined a number of good exploration targets. • Sampling and assaying are adequately completed and have been generally carried out using industry standard quality assurance/quality control (QA/QC) practices.The database is suitable to support a Mineral Resource estimate. • The assumptions, parameters, and methodology used for the Atacocha Mineral Resource estimates are appropriate for the style of mineralization and mining methods. • A number of polymetallic prospects located near the deposits have been outlined and warrant additional exploration. • The Mineral Resource estimates are completed to industry standards using reasonable and appropriate parameters and are acceptable for conversion to Mineral Reserves. MINERAL RESERVES AND MINING • The Atacocha and San Gerardo Mineral Reserve estimates were completed by Nexa and were reviewed and adopted by RPA. • The EOY2018 Proven and Probable Mineral Reserves for the Atacocha underground and San Gerardo open pit total 9.8 Mt at grades of 2.15% Zn, 1.29% Pb, 0.12% Cu, 51.2 g/t Ag, and 0.13 g/t Au, which results in a six year mine life for the Atacocha operation. • The Atacocha Mineral Reserve estimate tonnage is reduced by 51% compared to the previous estimate dated December 31, 2017, which is primarily due to changes in the Mineral Resource model. • Applications for the updated San Gerardo environmental and operational licences that are required to execute the open pit mine plan have been submitted and are under consideration for approval. • A pre-feasibility level geotechnical study analyzing the San Gerardo slope design and stability has been completed in February 2019, and generally supports the previous open pit design parameters. • Underground mining operations at Atacocha are well established and carried out by an experienced workforce. The underground mining methods include cut and fill (CAF) and sub-level open stoping (SLS). These are appropriate mining methods for the deposit. The San Gerardo open pit has been in operation since 2016 utilizing a contractor workforce. • Mine planning for the Atacocha mine follows industry standards. The Mineral Reserve estimates have been prepared using acceptable estimation methodologies and the classification of Proven and Probable Mineral Reserves conforms to CIM (2014) definitions. • The life of mine (LOM) plan sustaining capital costs, inclusive of capital development, tailings dam expansion and replacement mining equipment, are estimated to total US$96.9 million and are considered reasonable. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-3

www.rpacan.com • Efforts to reconcile the resource models for surface and underground mine production as a combined feed to the process plant have been largely unsuccessful due to inaccuracies in the previous resource model and the complexities associated with reconciling multiple feeds. PROCESSING • Ore head grades at the Atacocha concentrator have changed since the introduction of San Gerardo open pit ore in early 2016. Head grades of zinc and copper have decreased, while the head grade of gold has increased, but has also become more variable. Lead head grade has remained relatively steady. • Recoveries are related to the head grades. Zinc recovery has dropped from 88% in 2015 to 78% in 2018, and gold recovery has almost doubled from 36% in 2015 to 64% in 2018. Additionally, copper recovery dropped from 26% to approximately 8% over the same time period. ENVIRONMENTAL CONSIDERATIONS • No known environmental issues were identified from the documentation review. Atacocha complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the open pit and underground mine, tailings storage facilities, waste rock dumps, process plant, water usage, and effluents discharge. • There is a comprehensive Environmental Management Plan in place, which includes a complete monitoring program for effluent discharges, gas emissions, air quality, non-ionizing radiation, noise, surface water quality, groundwater quality, springs water quality, vibrations, soil quality, terrestrial biology (vegetation and wildlife), and aquatic biology. Atacocha reports the results of the monitoring program to the authorities according to the frequency stated in the approved resolutions and no compliance issues have been raised by the authorities. • A Mine Closure Plan has been developed for all the mine components within the context of Peruvian legislation and is periodically updated. • Atacocha has developed an appropriate set of policies, protocols, and operational procedures and practices that aim to address various aspects of Nexa’s Social Responsibility with regard to its mining operations. RECOMMENDATIONS RPA has the following recommendations: GEOLOGY AND MINERAL RESOURCES • Improve reconciliation processes so that production data can be used to calibrate future resource and reserve models. • Divide mineralization domains where groups of wireframes have been merged to avoid sharing of samples. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-4

www.rpacan.com • Incorporate some high grade domains by element to prevent smearing of high grades into low grades and vice versa. • Consider modelling by element if both spatial and statistical correlations are not reasonable. • Incorporate, in future models, a structural model to help properly define mineralization wireframe geometry and continuity in the structurally controlled zones. • Investigate if capping levels should be applied based on high grade and low grade domains for lead, copper, and silver. • Increase the number of density samples in areas that currently have insufficient density tests available. • Implement QA/QC procedures that will reduce certified reference material (CRM) failure rates and improve the field duplicate precision. Additionally, incorporate CRMs in the external checks. • Complete the 2019 exploration program, consisting of a 76,000 m drill program to explore new targets and continue with advanced exploration. The 2019 exploration program budget is approximately US$10.9 million. MINERAL RESERVES AND MINING • Evaluate and implement procedural changes that will improve reconciliation of production results to the Mineral Resource and Mineral Reserve estimates. Adjust estimation parameters based on reconciliation findings. • Carry out San Gerardo mine geotechnical drilling, testing, and analysis to update slope stability analysis to the operating mine level. • Use stope reconciliation results and stope performance analysis to evaluate SLS stope designs. Optimize SLS geotechnical and stope design parameters and evaluate the potential to increase SLS stoping production quantities, and subsequently increase productivity, reduce overall mine operating costs, and reduce dilution associated with mining narrow zones. • Carry out geotechnical analysis of Atacocha underground ground support standards. • Continue to evaluate the benefits of integrating Atacocha with El Porvenir through strategic planning and modelling processes, including improved materials handling solutions, increased workforce efficiency and utilization, and optimized feeds for process facilities. PROCESSING • Additional test work may be beneficial in evaluating whether or not the Atacocha concentrator flotation operation can be optimized to further improve the recovery of gold resulting from the introduction of San Gerardo ore. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-5

www.rpacan.com • Investigate the applicability of gravity gold recovery from San Gerardo ore and evaluate the economics of retrofitting a gravity circuit to the concentrator. ENVIRONMENTAL CONSIDERATIONS • Review Atacocha’s commitments in the most recent agreement renewals and ensure that their fulfilment is independently verified. ECONOMIC ANALYSIS Under NI 43-101, this section is not required as Atacocha is currently in operation and there is no material expansion of current production. RPA has performed an economic analysis of the Atacocha Mine using the LOM weighted average metal prices, at the forecasted production rates, metal recoveries, and capital and operating costs estimated in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves. TECHNICAL SUMMARY PROPERTY DESCRIPTION AND LOCATION The Project is located in north central Pasco Province, central Peru, approximately 180 km northeast of the capital city of Lima. Access by road from Lima is via the Central Highway (Carretera Central), through the city of Huánuco, to the town of Chicrín (at km 324). An approximately 4.5 km long unpaved road provides access to the Mine from the town of Chicrín. The Project is centred at approximately 367,000mE and 8,831,000mN. LAND TENURE The Project consists of 147 contiguous mining concessions covering an aggregate area of approximately 2,872.5 ha. As of December 31, 2018, 139 of the Project concessions were held in the name of Nexa Resources Atacocha S.A.A., seven concessions were held in the name of Nexa Resources Peru S.A.A. and one was held in the name of Nexa Resources El Porvenir S.A.C. EXISTING INFRASTRUCTURE The Atacocha operation is comprised of the following main facilities: • 900 tpd to 1,700 Underground mine Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-6

www.rpacan.com • 2,800 tpd to 3,600 tpd San Gerardo open pit (including Satellite East and Satellite West open pits) Atacocha waste dump Atacocha Tailings Storage Facility (TSF) Temporary ore stockpile Topsoil stockpile 4,500 tpd Atacocha processing plant Sediment pond Ancillary buildings (administration, storage, vehicle maintenance, etc.) San Felipe and Chicrín camps Closed waste dumps (3600, 3900, 4000) Inactive tailings storage facilities in closure (Chicrín Antiguo, Chicrín Actual, Cajamarquilla, Titlacayán, Malauchaca) • • • • • • • • • • HISTORY In 1936, Compañia Minera Atacocha S.A.A. was formed to explore, develop, and exploit Cu-Pb-Zn deposits in the area. Early work focused on developing the San Ramon tunnel to exploit veins on the 4000 Level. In 1952, the construction of the 3600 Level with a length of 2,700 m was completed, which allowed a new main level of access and transportation to underground work, while facilitating the extraction and transportation of the mineral to the new concentrate plant located in Chicrín. Compañia Minera Milpo S.A.A. conducted exploration and development work in Atacocha from 1949 onwards. Most of the exploration was conducted simultaneously with underground development, which involves diamond drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling was documented before year 2001. Nexa is currently developing an underground connection (and integration) of the El Porvenir and Atacocha mines; which will involve systematic exploration through this zone. GEOLOGY AND MINERALIZATION The Atacocha property is situated in the Pasco region of the Western Cordillera of the Andes mountain range in central Perú, within the Eocene-Miocene Polymetallic and Miocene Au-Ag Epithermal Belts. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-7

www.rpacan.com At Atacocha, the stratigraphic units of primary interest are the Chambará, Aramachay, and Condorsinga formations, as well as other undifferentiated limestone units of the Pucará Group, the Goyllarisquizga Formation, and stratigraphically overlying basalt layers. The deposit is structurally controlled, with the Milpo-Atacocha Fault being a major structural feature in the region dividing the property into two structural domains: the western San Gerardo Sector and the eastern Santa Bárbara Sector. Mineralization is characterized as a skarn, intermediate sulphidation epithermal vein/breccia-style, or porphyry mineralization. Skarn related alteration includes scilica-wollastonite, garnet, silica, and pyrite-argillic alteration. Silica-sericite-argillic alteration is associated with hydrothermal mineralization. Phyllic alteration made of sericite, quartz, pyrite and intense A-and B-types quartz veinlets stockwork is generally associated with porphyry mineralization. EXPLORATION STATUS Nexa has been conducting exploration and development work at Atacocha since 1949. Most exploration is generally conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling is documented before 2001. Systematic underground geological mapping is completed at scale of either 1:500 or 1:250, following underground development on all levels and sub-levels. A total of 29 underground levels have been developed at Atacocha, with additional development on sub-levels. Geological mapping is completed by the mine/ production geologists drawn on paper in the field, and subsequently digitized with the help of a modelling assistant. The geological level plan maps are updated and incorporated in a 3D geological model daily to aid future exploration and mine development planning. During 2018, Nexa carried out exploration drilling in the Cristina Northeast, San Gerardo, and Integration Zone. The results confirmed the continuity of the mineralization at Cristina Northeast and San Gerardo, and the new discovery at the Integration exploration program was successful in delineating and confirming new exploration potential. Zone. The 2018 areas with good Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-8

RPA
www.rpacan.com

## MINERAL RESOURCES

The Mineral Resource estimate for the Atacocha mine, dated December 31, 2018, using all data available as of August 31, 2018 was completed by Nexa personnel and reviewed by RPA.

A summary of the Atacocha underground and San Gerardo open pit Mineral Resources, exclusive of Mineral Reserves, for the Atacocha deposit, is shown in Tables 1-1 and 1-2, respectively. CIM (2014) definitions were followed for the Mineral Resources and Mineral Reserves at the Mine.

### TABLE 1-1 ATACOCHA UNDERGROUND MINERAL RESOURCES - DECEMBER 31, 2018
**Nexa Resources S.A.- Atacocha Mine**

| Category | Tonnage | Grade | | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) |
| Measured | 0.69 | 3.25 | 1.28 | 0.26 | 64.1 | 22.4 | 8.8 | 1.8 | 1,421 |
| Indicated | 1.53 | 3.61 | 1.07 | 0.30 | 63.8 | 55.2 | 16.4 | 4.6 | 3,140 |
| **Total M&I** | **2.22** | **3.50** | **1.14** | **0.29** | **63.9** | **77.7** | **25.2** | **6.4** | **4,561** |
| Inferred | 4.95 | 3.46 | 1.52 | 0.35 | 102.7 | 171.3 | 75.2 | 17.3 | 16,347 |

Notes:
1. CIM (2014) definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at NSR cut-off values of US$71.13/t for CAF resource stopes and US$61.99/t for SLS resource stopes.
3. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,034/t (US$1.38/lb); Pb: US$2,530/t (US$1.15/lb); Cu: US$7,351/t (US$3.33/lb); and Ag: US$21.58/oz and a PEN/US$ exchange rate of $3.30.
4. A minimum mining width of 4.0 m was used for CAF resource stopes and 3.0 m was used for SLS resource stopes.
5. Bulk density varies depending on mineralization domain.
6. Mineral Resources are exclusive of Mineral Reserves.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Numbers may not add due to rounding.

### TABLE 1-2 SAN GERARDO MINERAL RESOURCES - DECEMBER 31, 2018
**Nexa Resources S.A.- Atacocha Mine**

| Category | Tonnage | Grade | | | | | Contained Metal | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Gold (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) | Gold (000 oz) |
| Measured | 1.47 | 1.47 | 0.88 | 0.05 | 30.1 | 0.22 | 21.6 | 12.9 | 0.7 | 1,423 | 10 |
| Indicated | 2.27 | 1.13 | 0.87 | 0.05 | 29.3 | 0.23 | 25.7 | 19.7 | 1.1 | 2,141 | 17 |
| **Total M&I** | **3.74** | **1.26** | **0.88** | **0.05** | **29.6** | **0.23** | **47.3** | **32.8** | **1.9** | **3,564** | **28** |
| Inferred | 0.80 | 1.08 | 0.93 | 0.03 | 31.4 | 0.50 | 8.6 | 7.4 | 0.2 | 807 | 13 |

Notes:
1. CIM (2014) definitions were followed for Mineral Resources.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 1-9*

www.rpacan.com 2. 3. Mineral Resources are estimated at an NSR cut-offs of US$17.97/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,034/t (US$1.38/lb); Pb: US$2,530/t (US$1.15/lb); Cu: US$7,351/t (US$3.33/lb); and Ag: US$21.58/oz and a PEN/US$ exchange rate of $3.30. A minimum mining width (block size) of 4 m was used. Bulk density varies depending on mineralization domain. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Numbers may not add due to rounding. 4. 5. 6. 7. 8. The database, as of August 31, 2018, comprises 4,384 drill holes and 69,106 underground channels for a total of 996,097 m. For Mineral Resource estimation, the drill hole data were limited to those assays located inside the mineralization wireframes. This includes 2,375 drill holes and 42,230 underground channels for a total of 178,696 m of sampling for Atacocha underground, and 718 drill holes and 1,486 underground channels for a total of 29,996 m of sampling for San Gerardo. The Atacocha underground Mineral Resource estimates are supported by 77 mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, and silver two metre composite grades were capped. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4 m by 4 m by 4 m for the mineralization wireframes was generated. Blocks were interpolated for zinc, lead, copper, and silver using ordinary kriging (OK) or inverse distance cubed (ID3), and a three-pass search strategy. Bulk density values were estimated to vary from 3.14 g/cm3 to 3.88 g/cm3 in the mineralized domains, and the average density used for the wall rock zones was 2.80 g/cm3. Mineral Resources at Atacocha underground are reported within resource stopes generated in Deswik Stope Optimizer software, satisfying minimum mining size, Net Smelter Return (NSR) cut-off values of US$71.13/t for CAF resource stopes and US$61.99/t for SLS resource stopes, and continuity criteria. The San Gerardo Mineral Resource estimates are based on 40 mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, silver, and gold two metre composite grades were capped. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4 m by 4 m by 6 m for the mineralization wireframes was generated. Blocks were interpolated for zinc, lead, copper, silver, and gold using OK and ID3. A three-pass search strategy was developed by Nexa to estimate the Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-10

www.rpacan.com grades for the blocks contained within the mineralized wireframes. Bulk density values vary from 2.63 g/cm3 to 2.99 g/cm3 in the mineralized domains, and average 2.62 g/cm3 for the wall rock zones. The 0.5 m by 0.5 m by 0.5 m were re-blocked into the final resource model, which has 4 m by 4 m by 6 m blocks. The re-blocked grades were assigned based on tonnage weighting the original block grades and the geology and other codes were assigned based on majority rules. Mineral Resources at San Gerardo are reported within a preliminary pit shell generated in NPV Scheduler software package from Datamine, at a reporting NSR cut-off value of US$17.97/t. Block model validation exercises included visual comparisons of the estimated block grades to the composite grades, the comparison of the average grade of the nearest neighbour (NN) estimate to the OK or ID3 average grades, and creation of swath plots. Blocks were classified as Measured, Indicated, and Inferred based on the number of holes and distances determined by variogram ranges, and conform to CIM (2014) definitions. RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate. MINERAL RESERVES The updated Mineral Reserve estimate effective December 31, 2018 is summarized in Tables 1-3 and 1-4 for the Atacocha underground mine and San Gerardo open pit, respectively. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-11

RPA
www.rpacan.com

## TABLE 1-3 ATACOCHA MINERAL RESERVES - DECEMBER 31, 2018
### Nexa Resources S.A. – Atacocha Mine

| Category | Tonnage (000 t) | Grade Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Contained Metal Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) |
|---|---|---|---|---|---|---|---|---|---|
| Proven | 1,634 | 3.49 | 2.14 | 0.20 | 94.8 | 57.0 | 35.0 | 3.3 | 4,980 |
| Probable | 2,160 | 4.52 | 1.38 | 0.30 | 69.4 | 97.6 | 29.9 | 6.5 | 4,821 |
| **Total** | **3,794** | **4.08** | **1.71** | **0.26** | **80.3** | **154.6** | **64.9** | **9.7** | **9,801** |

Notes:
1. CIM (2014) definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at NSR cut-offs of US$ 71.13/t processed and US$61.99/t processed for CAF and SLS respectively.
3. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,638.50/t (US$1.20/lb); Pb: US$2,199.60/t (US$1.00/lb); Cu: US$6,391.80 /t (US$2.90/lb); Ag: US$18.76/oz and Au: US$1,352/oz and a PEN/US$ exchange rate of $3.30.
4. A minimum mining width of 4.0 m was used for both CAF and SLS.
5. Bulk density is 3.40 t/m$^3$.
6. Numbers may not add due to rounding.

## TABLE 1-4 SAN GERARDO MINERAL RESERVES – DECEMBER 31, 2018
### Nexa Resources S.A. – Atacocha Mine

| Category | Tonnage (000 t) | Grade Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Gold (g/t) | Contained Metal Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) | Gold (000 oz) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Proven | 3,100 | 0.96 | 0.99 | 0.03 | 33.0 | 0.22 | 29.7 | 30.8 | 0.9 | 3,288 | 22.2 |
| Probable | 2,934 | 0.92 | 1.06 | 0.03 | 32.7 | 0.21 | 27.0 | 31.0 | 0.8 | 3,080 | 19.9 |
| **Total** | **6,034** | **0.94** | **1.02** | **0.03** | **32.8** | **0.22** | **56.7** | **61.7** | **1.7** | **6,368** | **42.1** |

Notes:
1. CIM (2014) definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at an NSR cut-off of US$17.97/t processed.
3. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,638.50/t (US$1.20/lb); Pb: US$2,199.60/t (US$1.00/lb); Cu: US$6,391.80 /t (US$2.90/lb); Ag: US$18.76/oz and Au: US$1,352/oz and a PEN/US$ exchange rate of $3.30.
4. Bulk density is 2.75 t/m$^3$.
5. Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Reserve estimate.

The dilution that has been applied is related to the selected mining method. For the CAF method, it varies from 8.8% to 25% depending on the stope width. For the SLS method, the dilution is 20% for all stope widths. Extraction is related to the mining method and is applied on a percentage basis. It is 98% for CAF, 85% for SLS, and 100% for development.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
**Page 1-12**

www.rpacan.com MINING METHOD The Atacocha mine consists of the Atacocha underground mine and the San Gerardo open pit. The Atacocha underground is ramp accessed to a planned depth of 1,600 m, utilizing CAF and SLS mining methods. The mine uses a combination of unconsolidated waste rockfill and hydraulic backfill for CAF and unconsolidated waste rockfill for SLS. The Atacocha underground ore production averages 900 tpd in 2019, increasing over the LOM to an average production rate of 1,700 tpd. San Gerardo average ore and waste production rates for 2019 are 3,600 tpd and 17,800 tpd, respectively, with average LOM production rates of 2,800 tpd and 16,900 tpd for ore and waste respectively. Waste is hauled to the San Gerardo waste dump, which is adjacent to the Atacocha TSF dam. MINERAL PROCESSING The Atacocha concentrator processes ore from the Atacocha underground mine and the San Gerardo open pit mine. While production from the open pit ramped up from 2016 to 2017, ore from the underground mine has decreased, and in 2018 open pit ore made up approximately 70% of the Atacocha concentrator feed. The average daily processing rate is approximately 4,200 t. The Atacocha concentrator utilizes a conventional crushing, grinding, and sequential flotation scheme to produce lead, copper, and zinc concentrates. A flash-flotation step is included in the grinding circuit that recovers lead at a grade sufficiently high to report directly to the final lead concentrate. Lower copper head grades in recent years has resulted in only small quantities of copper concentrate being produced intermittently when copper head grades warrant its production. The majority of gold and silver report to the lead concentrate. The zinc concentrate is transported to the Cajamarquilla zinc refinery near Lima, while the copper and lead concentrates are sold to concentrate traders. PROJECT INFRASTRUCTURE Site operations comprise an underground mine, open pit mine, and a process plant facility. Supporting onsite infrastructure include maintenance facilities; maintenance buildings for underground and surface equipment, laboratory, and tailings pumping station. Facilities and structures supporting operations include warehouses and laydown areas, offices, dry facilities, hydroelectric generating station, power lines and substation, fuel storage tanks, and Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-13

www.rpacan.com accommodations camp. The site has well developed systems in place for water supply and distribution, including fresh water and fire suppression water, sewage collection and disposal, and communications. A network of site roads that are approximately six metres wide and total 15 km in length are used by authorized mine personnel and equipment, including ore and waste haul trucks, concentrate haul trucks, support and light duty vehicles to provide access to onsite infrastructure. Power supply for the Project comes from three sources, Electroandes, a power supplier located in Paragsha, via a 30 km long 50 kV transmission line, Chaprin Hydro, a hydroelectric generating station with a total capacity of 5.26 MW via a 15 km long 50 kV transmission line, and the Marcopampa hydroelectric generating station with a total capacity of 1.1 MW via a five kilometre long 50 kV transmission line. Waste rock from the San Gerardo Mine is disposed of in the Atacocha Waste Dump, which is adjacent to and downstream of the Atacocha TSF. Atacocha processing plant currently pumps tailings to the El Porvenir TSF, and both the Atacocha and El Porvenir TSFs have capacity for expansion to accommodate tailings production over the LOM. MARKET STUDIES The principal commodities produced at Atacocha are zinc, lead, and copper concentrates, with silver and gold contained in concentrate. These products are freely traded at prices that are widely known. ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS Various Environmental Impact Assessments (EIA) and modifications have been submitted and approved between 2005 and 2018. The most recent modifications involve the implementation of a new power transmission line from El Porvenir mine site to the Atacocha mine site, and the expansion of the Atacocha processing plant capacity. The Atacocha mine operation is managed according to the environmental and closure considerations presented in four types of documents, which must be approved by directorial resolutions from the Peruvian government: • Environmental Adjustment and Management Plan Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-14

www.rpacan.com • • • Environmental Impact Assessment Technical support reports Mine Closure Plan A new modification of the Mine Closure Plan including the San Gerardo open pit is being prepared, with completion targeted for the first quarter of 2019. Atacocha complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the open pit and underground mine, tailings storage facilities, waste rock dumps, process plant, water usage and effluents discharge. Atacocha has developed policies, protocols, and operational procedures and practices that aim to address various aspects of the company’s social responsibility with regard to its mining operations. These policies, protocols and procedures have been designed to meet host country requirements and comply with International Finance Corporation (IFC) standard PS-1 (Environmental and Social Assessment and Management System (ESMS)) requirements. These policies and procedures are updated periodically in response to changing local conditions throughout the mine life. The current set of policies and procedures were last updated in 2012. CAPITAL AND OPERATING COST ESTIMATES A summary of the capital costs for the Project is given in Table 1-5. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-15

RPA
www.rpacan.com

## TABLE 1-5 LOM CAPITAL COSTS
### Nexa Resources S.A. – Atacocha Mine

| Item | Total (US$000) |
|---|---|
| **Sustaining Capital Cost** | **97,451** |
| Environmental | 346 |
| Heavy Mobile Equipment | 16,456 |
| Mining Facilities | 3,763 |
| Metallurgical Plant | 7,435 |
| Safety | 5,731 |
| Tailing Dam | 18,755 |
| Waste Deposit | 14,500 |
| Others | 2,104 |
| Capital Development | 28,362 |

Sustaining capital development consists of 14,200 m of primary development or an average of 2,400 m per year over six years with requirements decreasing progressively over the LOM.

Mine closure costs are currently estimated at approximately US$15.3 million.

The unit operating costs for the Atacocha underground mine are listed in Table 1-6. Lateral capital and operating development are estimated at $1,995/m and raise development is estimated at $500/m.

## TABLE 1-6 ATACOCHA LOM OPERATING COSTS
### Nexa Resources S.A. – Atacocha Mine

| Item | Units | CAF | SLS |
|---|---|---|---|
| Mining | US$/t Processed | 52.50 | 46.36 |
| Processing | US$/t Processed | 9.82 | 9.82 |
| General and Administrative | US$/t Processed | 8.82 | 8.82 |
| **Total** | **US$/t Processed** | **71.13** | **61.99** |

The unit operating costs for San Gerardo open pit mine are listed in Table 1-7.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 1-16*

www.rpacan.com TABLE 1-7SAN GERARDO LOM OPERATING COSTS Nexa Resources S.A. – Atacocha Mine Item Units Unit Cost Ore Mining Waste Mining Processing General and Administrative 4.48 2.26 9.82 5.93 US$/t Processed US$/t Processed US$/t Processed US$/t Processed Unit operating cost estimates are based on analysis of budgeted fixed and variable costs, which compare well to historical actuals. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 1-17

www.rpacan.com 2 INTRODUCTION Roscoe Postle Associates Inc. (RPA) was retained by Nexa Resources S.A. (Nexa) to prepare an independent Technical Report on the Atacocha mine (the Mine or the Project), located in Pasco Province, central Peru. The purpose of this report is to support the public disclosure of updated Mineral Reserve and Mineral Resource estimates. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Nexa is publicly traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). It is a reporting issuer in all provinces and territories of Canada and is under the jurisdiction of the Ontario Securities Commission. Nexa is one of the largest producers of zinc in the world. It has a diversified portfolio of polymetallic mines (zinc, lead, copper, silver, and gold) and also greenfield projects at various stages of development in Brazil and Peru. In Brazil, Nexa owns and operates two underground mines, Vazante (Zn and Pb) and Morro Agudo (Zn and Pb), and two development projects, Aripuanã and Caçapava do Sul. It also operates two zinc smelters in Brazil (Três Marias and Juiz de Fora). In Peru, Nexa operates the El Porvenir (Zn-Pb-Cu-Ag-Au), Cerro Lindo (Zn-Cu-Pb-Ag), and Atacocha (Zn-Cu-Pb-Au-Ag) underground mines. The development projects in Peru include Magistral, Shalipayco, Florida Canyon (JV with Solitario), Hilarión, and Pukaqaqa. It also operates one zinc smelter in Peru (Cajamarquilla). The Mine is owned by Nexa Resources Atacocha S.A.A. (Atacocha), which is controlled 91% by Nexa Resources El Porvenir S.A.C., a 99.99% subsidiary of Nexa Resources Peru S.A.A. (Nexa Perú). Nexa Perú is an indirect subsidiary of Votorantim S.A., which through Nexa Resources Cajamarquilla S.A. (Parent Company) and Nexa (located in Luxembourg), controls 80.06% of Nexa Perú’s common shares. The Mine commenced production in 1938. In 2018, the Mine produced approximately 17,324 tonnes of zinc, 125 tonnes of copper, 15,595 tonnes of lead, 1.68 million ounces of silver, and 15,431 ounces of gold. The operation is currently mining ore from the Atacocha underground mine and the San Gerardo open pit mine. Both mining operations currently feed the Atacocha processing plant. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 2-1

www.rpacan.com SOURCES OF INFORMATION A site visit was carried out to the Project by Scott Ladd, P. Eng., Principal Mining Engineer with RPA, Rosmery Cardenas, P. Eng., Principal Geologist with RPA and Lance Engelbrecht, B.Sc., Principal Metallurgist with RPA, from September 5 to 7, 2018. During the preparation of this report and the site visit, discussions were held with personnel from Nexa: • • • • • • • • • • • • • • • • Marcelo Del Guidice Rocha Santos, Resource and Reserve Committee Jonas Mota e Silva, Corporate Manager of Geology and Exploration Pedro Dueñas, Geology Superintendent at Pasco Complex Jose Antonio Lopes, Corporate Resource Manager Joel Mejia, Corporate Resource Chief Jerry Huaman, Senior Resource Geologist at Pasco Complex Nydia Mendizabal, Database Administrator at Pasco Complex Maria Campos, Corporate Database Administrator Alexander Tola, Mine Geologist Chief Mervin Tapia, Brownfield Exploration Manager at Pasco Complex Hector Aspajo, Corporate Brownfield Exploration Manager Thiago Nantes Teixeira, Mineral Resources and Mineral Reserves Committee Priscila Artioli, Mineral Resources and Mineral Reserves Committee Fernando Madeira Perisse, Long Term Planning Coordinator Cesar Matias, Metallurgical Engineering Manager Huender Cleiton, Operations Supervisor (Process) The Qualified Persons (QP) for this report are Scott Ladd, P.Eng., Rosmery Cardenas, P.Eng., and Avakash Patel, P.Eng., RPA Principal Metallurgist. Mr. Ladd prepared Sections 15 and 16 and 18, 19, 21, and 22, and contributed to Sections 1 to 3 and 25 to 27. Ms. Cardenas prepared Sections 4 to 14 and contributed to Sections 1 to 3 and 25 to 27. Sections 13 and 17 were prepared by Lance Engelbrecht, B.Sc., under the supervision of Avakash Patel, P.Eng., who takes responsibility for these sections and relevant information in Sections 1 to 3 and 25 to 27. Mr. Luiz Vasquez, M.Sc., P.Eng., RPA Associate Environmental Specialist, prepared Section 20 and contributed to Sections 1, 18, 25 to 27. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 2-2

RPA www.rpacan.com

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

***LIST OF ABBREVIATIONS***

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

| | | | |
|---|---|---|---|
| μ | micron | kVA | kilovolt-amperes |
| μg | microgram | kW | kilowatt |
| a | annum | kWh | kilowatt-hour |
| A | ampere | L | litre |
| bbl | barrels | lb | pound |
| Btu | British thermal units | L/s | litres per second |
| °C | degree Celsius | m | metre |
| C$ | Canadian dollars | M | mega (million); molar |
| cal | calorie | $m^2$ | square metre |
| cfm | cubic feet per minute | $m^3$ | cubic metre |
| cm | centimetre | MASL | metres above sea level |
| $cm^2$ | square centimetre | $m^3/h$ | cubic metres per hour |
| d | day | mi | mile |
| dia | diameter | min | minute |
| dmt | dry metric tonne | μm | micrometre |
| dwt | dead-weight ton | mm | millimetre |
| °F | degree Fahrenheit | mph | miles per hour |
| ft | foot | MVA | megavolt-amperes |
| $ft^2$ | square foot | MW | megawatt |
| $ft^3$ | cubic foot | MWh | megawatt-hour |
| ft/s | foot per second | oz | Troy ounce (31.1035g) |
| g | gram | oz/st, opt | ounce per short ton |
| G | giga (billion) | ppb | part per billion |
| Gal | Imperial gallon | ppm | part per million |
| g/L | gram per litre | psia | pound per square inch absolute |
| Gpm | Imperial gallons per minute | psig | pound per square inch gauge |
| g/t | gram per tonne | RL | relative elevation |
| $gr/ft^3$ | grain per cubic foot | s | second |
| $gr/m^3$ | grain per cubic metre | st | short ton |
| ha | hectare | stpa | short ton per year |
| hp | horsepower | stpd | short ton per day |
| hr | hour | t | metric tonne |
| Hz | hertz | tpa | metric tonne per year |
| in. | inch | tpd | metric tonne per day |
| $in^2$ | square inch | US$ | United States dollar |
| J | joule | USg | United States gallon |
| k | kilo (thousand) | USgpm | US gallon per minute |
| kcal | kilocalorie | V | volt |
| kg | kilogram | W | watt |
| km | kilometre | wmt | wet metric tonne |
| $km^2$ | square kilometre | wt% | weight percent |
| km/h | kilometre per hour | $yd^3$ | cubic yard |
| kPa | kilopascal | yr | year |

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019 Page 2-3

www.rpacan.com 3 RELIANCE ON OTHER EXPERTS This report has been prepared by RPA for Nexa. The information, conclusions, opinions, and estimates contained herein are based on: • Information available to RPA at the time of preparation of this report, and • Assumptions, conditions, and qualifications as set forth in this report. For the purpose of this report, RPA has relied on ownership information provided by Nexa. Nexa has relied on a legal review and opinion by Osterling Abogados of Lima, Peru dated July 24, 2017 entitled Legal Opinion – Atacocha Mine and this opinion is relied on in Sections 1 and 4 of this report. Nexa has provided RPA with letters dated February 19, 2019 and March 1, 2019 updating the legal review and opinion. RPA has not researched property title or mineral rights for the Atacocha mine and expresses no opinion as to the ownership status of the property. Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 3-1

www.rpacan.com 4 PROPERTY DESCRIPTION AND LOCATION The Project is located in the districts of San Fransisco de Asis de Yarusyacán and Yanacancha, in the north central portion of Pasco Province, central Peru (Figure 4-1). The Project consists of 147 mineral concessions and covers an area of approximately 2,872.5 ha. The mineral concessions make up an irregularly-shaped, contiguous block extending for a distance of approximately 7.0 km in an east-west direction and approximately 6.5 km in a north-south direction, centred at approximately 367,000mE and 8,831,000mN. LAND TENURE The Project consists of 147 mineral concessions and covers an area of approximately 2,872.5 ha. The relevant tenure information, including the concession name and code number, registration date and number, available area, title holder, and concession status of each of the mineral concessions can be found in Table 30-1, Appendix 1. This information is based on the legal review and opinion by Osterling Abogados of Lima, Peru dated July 24, 2017 entitled Legal Opinion – Atacocha Mine (Huertas del Pino et al., 2017), and letters from Nexa’s legal counsel dated February 19, 2019 and March 1, 2019, updating the legal review and opinion (Nexa 2019a). As of December 31, 2018, 139 of the Project concessions are held in the name of Nexa Resources Atacocha S.A.A., seven concessions are held in the name of Nexa Resources Peru S.A.A., and one is held in the name of Nexa Resources El Porvenir S.A.C. (Table 30-1 and Figure 4-2). The titles of all mineral concessions listed in Appendix 1 have been granted and duly recorded in the Public Registry. The UTM coordinates of these mineral concessions, which determine their location within the official grid, have been recorded in the Mining Cadaster. All annual fees applicable to the mineral concessions comprising the Project up to year 2018 have been paid in full when due. Annual fees payable in 2019 to keep all mineral concessions in good standing total $83,243.34. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 4-1

www.rpacan.com Guayaquil Iquitos T L O R E O Loja B R A Z I L Sullana Sechura SAN Chiclayo CAJAMARCA de Lloc MARTIN Pucallpa Trujillo ANCASH Chimbote Maria Puerto Huaraz PA S C O UCAYALI Barranca MADRE La Oroya Huancayo Callao Puerto Huancavelica PERU de Cañete PUNO Palpa BOLIVIA Coracora Nazca Parada The boundaries and names shown and the designations used 4-2 c H g o r 80°76°72°68° 0° NECU ADOR COLOMBIA Azogues Flor de Agosto Golfo de Tumbes a Caballococha4° Talara PIURA Nauta Requena Bahía de Piura Bagua Moyobamba Tarapoto San PedroCajamarca Contamana LA LIBERTAD8° PERU Tingo Casma HUÁNUCOInca Huarmey Huánuco Cerro de Pasco Huacho LIMA JUNÍN Iñapari DE DIOS 12°Lima Chorrillos Manú 12° ATACOCHA MINE Quillabamba i San VicenteCUSCO Maldonado Chincha Alta Cusco Pisco Abancay Ica AYACUCHO APURÍMACMacusani ICA Azángaro PuntaCotahuasi Juliaca Caraveli Lago 16°Figure 4-1AREQUIPAPunoTiticaca16° 0100200300 km Coles Callao has the status of a Department. on this map do not imply official endorsement or acceptance by the United Nations. March 2019Source: Map No. 3838 Rev. 3, United Nations, 2004. 0° 4° 8° Quito La Paz Camana MOQUEGUA Mollendo TACNA PuntaTacna 0100200 mi Arica CHILE Nexa Resources Atacocha Mine Province of Pasco, Central Peru Location Map Legend: National capital Departmental capital Town Major airport International boundary Departmental boundary Pan American Highway Road Railroad

www.rpacan.com Atacocha 4-3 N El Porvenir Figure 4-2 0200 400 600 800 1000 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Property Map Legend:

www.rpacan.com Certain mineral concessions are subject to a penalty if the minimum required levels of production or exploration expenditures have not been met. All penalties applicable to the mineral concessions comprising the Project up to year 2018, have been paid in full when due. Penalties due in 2019 total $1,143.03. UNDERLYING AGREEMENTS The Atacocha mine is owned by Nexa Resources Atacocha S.A.A. (Atacocha), which is controlled 91% by Nexa Resources El Porvenir S.A.C., a 99.99% subsidiary of Nexa Resources Peru S.A.A. (Nexa Perú). Nexa Perú is an indirect subsidiary of Votorantim S.A., which through Nexa Resources Cajamarquilla S.A. (Parent Company) and Nexa Resources S.A.(Nexa) (Located in Luxembourg), controls 80.06% of Nexa Perú common shares. MINERAL RIGHTS According to Peruvian law: • Mineral concessions grant their holder the right to explore, develop, and mine minerals located within their internal boundaries. They allow the aforementioned rights for either metallic or non-metallic minerals. • A mineral claim is an application to obtain a mineral concession. Exploration, development and exploitation works may be initiated once title to concession has been granted, except in those areas of overlap with pre-existing claims or concessions applied for before December 15, 1991. Upon completion of title procedure, resolutions awarding title must be recorded with the Public Registry to create enforceability against third parties and the State. • Mineral rights are separate from surface rights. They are freely transferable. • A mineral concession by itself does not authorize to carry out exploration or exploitation activities, but rather the titleholder must first (i) Obtain approval from the Culture Ministry of the applicable archaeological declarations, authorizations or certificates; Obtain the environmental certification issued by the competent environmental authority, subject to the rules of public participation; Obtain permission for the use of land (i.e., obtain surface rights) by agreement with the owner of the land or the completion of the administrative easement procedure, in accordance with the applicable regulation; Obtain the applicable governmental licences, permits and authorizations, according to the nature and location of the activities to be developed. (ii) (iii) (iv) • Mineral rights holders must comply with the payment of the Annual Fee equal to $3.00 per hectare per year, on or before June 30 of each year. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 4-4

RPA
www.rpacan.com

- Holders of mineral concessions must meet a Minimum Annual Production Target or spend the equivalent amount in exploration or investments before a statutory deadline. When such deadline is not met within term a Penalty must be paid.

- Mineral concessions titled on or before October 10, 2008 must meet the Minimum Annual Production Target of US$100.00 per hectare per year for metallic concessions, within a statutory term of six years since the concession is titled. The applicable penalty is US$ 6.00 per hectare per year as of the seventh year until the eleventh year. As of the twelfth year, the applicable penalty is US$20.00 per hectare per year.

- According the Peruvian General Mining Law, the mining concessions must pay a penalty if either the minimum annual production or the minimum annual investment are not reached. The minimum annual production is equal to 1 UIT (Tax Unit) per granted hectare, the minimum annual investment is the penalty to be paid multiplied by a factor of 10.

- The penalty is calculated based on the granted hectares multiplied by a percentage of the UIT (it depends of the years from titling). It should be noted that for concessions titled before October 2008, the count starts in 2008.

- The following details the formula for calculating the penalty:

| | | | | | |
|---|---|---|---|---|---|
| Penalty (year 11 to 15) | = | Ha (granted) | X | 2% | UIT (PEN) |
| Penalty (year 16 to 20) | = | Ha (granted) | X | 5% | UIT (PEN) |
| Penalty ( year 21 to 30) | = | Ha (granted) | X | 10% | UIT (PEN) |

  (i) The concession holder can be exonerated from paying the penalty if it can demonstrate that during the previous year it has invested more than the minimum annual investment or that during the previous year the sales are bigger than the minimum annual production.

  (ii) A concession expires if it does not reach the minimum production in the year 30, but a time frame of up to five additional years can apply for a non-compliance due to reasons of force majeure described in the current legislation.

- Agreements involving mineral rights (such as an option to acquire, a mining lease or the transfer of a mineral concession) must be formalized through a deed issued by a public notary and must be recorded with the Public Registry to create enforceability against third parties and the Peruvian State.

## PERMITTING

Permits and authorizations for the operations are listed in Table 31-1, Appendix 2.

RPA is not aware of any environmental liabilities on the property. Nexa has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 4-5*

www.rpacan.com and risks that may affect access, title, or the right or ability to perform the proposed work program on the property. SURFACE RIGHTS AND EASEMENTS According to the General Mining Law and related legislation, surface rights are independent of mineral rights. The law requires that the holder of a Mining Concession reaches either an agreement with the landowner before starting relevant mining activities (i.e., exploration, exploitation, etc.) or the completion of the administrative easement procedure, in accordance with the applicable regulation. Surface property is a right in rem that is acquired through: (i) the transfer of ownership by agreement of the parties (derivative title), or (ii) by acquisitive prescription of domain (original title). Temporary rights to use and/or enjoy derived powers from a surface property right may be obtained through usufruct and easement rights. As indicated by Nexa, the Project is located within the following surface rights: (i) a property of 1,103 Ha and 722 m2 for the Mine site, for the Marcopampa hydroelectric power station and Marcopampa power transmission line; (ii) a property of 14.9936 Ha for the Chaprin hydroelectric power station; (iii) a right of way of 15 km for the power transmission line between the Chaprin hydroelectric power station and the Mine site; (iv) a right of way of 8,315 m2 for the water pipeline that feeds the Chaprin and Marcopampa hydroelectric power stations. ENVIRONMENTAL CONSIDERATION Environmentally, the Project is not located within a protected natural area nor its buffer zones. Atacocha has developed a number of environmental plans and studies which form the basis for its operations. Atacocha operates an Environmental and Social Management Systems for Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 4-6

www.rpacan.com Atacocha to manage its environmental and social risks and impacts in a structured and ongoing way. These systems along with permitting information are discussed in Section 20. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 4-7

www.rpacan.com 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY ACCESSIBILITY Access by road to the Project from the capital city of Lima is via the Central Highway (Carretera Central), through the city of Huánuco, to the town of Chicrin (at km 324). An approximately 4.5 km long unpaved road provides access to the Mine from the town of Chicrin. The area is serviced by daily flights from Lima to Huánuco and Jauja. The airport at Huánuco is located approximately 100 km north of the Project, a two hours drive along paved roads. The airport at the city of Jauja is located approximately 200 km south of the Project, a three hours drive along paved roads. CLIMATE The Project area has an Alpine Tundra climate characterized by humid, damp, and cloudy summers with frequent rainfall from December to April and dry, sunny winters from June to August with cool to cold temperatures throughout the year. The average annual temperature is 5.5°C and the average annual rainfall is 999 mm. Snowfall may occur during any season. LOCAL RESOURCES Various services including temporary and permanent accommodations and medical services are available at the city of Cerro de Pasco (population 70,000), located approximately16 km south of the Project. A greater range of general services are available at Huánuco (population 175,000), located approximately 80 km to the north and at the capital city of Lima, located approximately 200 km to the southwest. INFRASTRUCTURE The Atacocha operation is comprised of the following main facilities: • • 900 tpd to 1,700 Underground mine 2,800 tpd to 3,600 tpd San Gerardo open pit (including Satellite East and Satellite West open pits) Atacocha waste dump • Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 5-1

www.rpacan.com • • • • • • • • • Atacocha tailings storage facility Temporary ore stockpile Topsoil stockpile 4,500 tpd Atacocha processing plant Sediment pond Ancillary buildings (administration, storage, vehicle maintenance, etc.) San Felipe and Chicrín camps Closed waste dumps (3600, 3900, 4000) Inactive tailings storage facilities in closure (Chicrín Antiguo, Chicrín Actual, Cajamarquilla, Titlacayán, Malauchaca) PHYSIOGRAPHY The Mine is located in a glacial valley with rugged mountains in the central highland of Perú, in the Western Cordillera. There are three geomorphological zones in the Atacocha area: the Puna surface, the Cordilleran Zone, and the Periglacial Valleys Zone. The elevation at the Mine is 4,340 MASL and the processing plant is located in the Huallaga river valley, surrounded by rugged hills/mountains, at an elevation of approximately 3,600 MASL. Topographical relief comprises deep, long, narrow valleys with steep slopes. Some rivers cross through the area, and have moderate slopes and some scattered peaks. The main valley has a general inclination from south to north. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 5-2

www.rpacan.com 6 HISTORY OWNERSHIP HISTORY From its discovery until 1925, the Project was controlled by the Pucayacu Mining Company (Pucayacu) until Pucayacu was liquidated and the Project was declared abandoned. In 1928, the Casa Gallo Hermanos enterprise acquired the Project. In 1936, Nexa Resources Atacocha S.A.A. was established and began exploiting the Mine. Atacocha was controlled 91% by Nexa Resources El Porvenir S.A.C. Nexa Resources El Porvenir S.A.C. was 99.99% controlled by Nexa Resources Peru S.A., an indirect subsidiary of Votorantim S.A. and Nexa Resources S.A. In September 2017, VMH was re-named Nexa and began trading publicly on the NYSE and TSX. EXPLORATION AND DEVELOPMENT HISTORY On February 8, 1936, Atacocha was established to explore, develop, and exploit the mining sites, to produce lead, zinc, and copper concentrates. In the first year of operations, the activities focused on levelling and widening of the San Ramon tunnel at the 4000 Level to prepare it to be used as a mine extraction level. The exploitation work developed in veins from the 4000 Level allowed to verify that these veins represented the limits of a unique mineralized body. In the next two years (1938), the “Marcopampa” hydroelectric central and Concentrate Plant No. 1 in Chicrín were completed. In 1952, the construction of the 3600 Level with a length of 2,700 m was completed, which allowed a new main level of access and transportation to underground work, while facilitating the extraction and transportation of the mineral to new Concentrate Plant No. 2 (now the Atacocha process plant) also located in Chicrín. In 1953, the Chaprín Hydroelectric Plant began operating. Also, from the development of the exploration and exploitation works, in addition to the work undertaken from peak 533 that Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 6-1

RPA
www.rpacan.com

joined the 3600 Level with 3900 Level, another important mineralized body was discovered below, proving that it was the most extensive mineralization discovered in Atacocha.

Milpo conducted exploration and development work at Atacocha from 1949 onwards. Most of the exploration was generally conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling is documented before year 2001. Nexa is currently developing an underground connection (and integration) of the El Porvenir and Atacocha mines, which will involve systematic exploration through this zone.

## HISTORICAL RESOURCE ESTIMATES

Previous resource estimates are discussed in detail in SRK (2017). All previous estimates are superseded by the current Mineral Resource estimate reported in Section 14.

## PAST PRODUCTION

Table 6-1 shows the historical production from Atacocha to the end of 2018.

**TABLE 6-1 PAST PRODUCTION**
**Nexa Resources S.A. – Atacocha Mine**

| Year | Tonnes | Au (oz/t) | Ag (oz/t) | Pb (%) | Zn (%) | Cu (%) |
|---|---|---|---|---|---|---|
| 2009 | 1,424,995 | 0.01 | 1.20 | 0.72 | 4.70 | 0.26 |
| 2010 | 1,537,390 | 0.02 | 1.24 | 0.72 | 4.26 | 0.24 |
| 2011 | 1,540,647 | 0.01 | 1.39 | 0.73 | 3.37 | 0.27 |
| 2012 | 1,455,482 | 0.01 | 1.27 | 0.76 | 3.43 | 0.23 |
| 2013 | 1,480,429 | 0.01 | 1.40 | 0.79 | 3.34 | 0.24 |
| 2014 | 1,540,713 | 0.01 | 1.48 | 0.89 | 2.74 | 0.20 |
| 2015 | 1,431,315 | 0.01 | 1.54 | 1.10 | 2.40 | 0.16 |
| 2016 | 1,487,390 | 0.02 | 1.71 | 1.32 | 1.80 | 0.11 |
| 2017 | 1,506,830 | 0.02 | 1.43 | 1.22 | 1.43 | 0.09 |
| 2018 | 1,551,470 | 0.02 | 1.42 | 1.18 | 1.43 | 0.10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
Page 6-2

www.rpacan.com 7 GEOLOGICAL SETTING AND MINERALIZATION REGIONAL GEOLOGY The South American Platform is mainly composed of metamorphic and igneous complexes of Archean/Proterozoic age and makes up the continental interior of South America. The Platform consolidated during Late Proterozoic to Early Paleozoic times in the course of the Brasiliano/Pan-African orogenic cycle during which the amalgamation of different continents and micro continents with closure of several ocean basins led to the formation of the Supercontinent Gondwana. Archean and Proterozoic rocks are exposed in three major shield areas within the framework of Neoproterozoic fold belts (Guiana, Central Brazil, and Atlantic shields). The western continental margin of the South American Plate developed at least since Neoproterozoic to Early Paleozoic times and constitutes a convergent margin, along which eastward subduction of Pacific oceanic plates beneath the South American Plate takes place. Through this process the Andean Chain, the highest non-collisional mountain range in the world, developed. The eastern margin of the South American Plate forms a more than 10,000 km long divergent margin, which developed as a result of the separation of the South American Plate and the African Plate since the Mesozoic through the opening of the South Atlantic and the break-up of Gondwana. The northern and southern margins of the South American Plate developed along transform faults in transcurrent tectonic regimes due to the collision of the South American Plate with the Caribbean and Scotia Plates. The South American Plate reveals a long and complex geologic history (Engler, 2009). Most of the stratigraphy, structure, magmatism, volcanism, and mineralization in Peru is spatially and genetically related to the tectonic evolution of the Andean Cordillera of the western sea board of South America. The cordillera was formed by actions related to major subduction events that have continued to the present from at least the Cambrian (Peterson, 1999) or late Precambrian (Clark et al., 1990; Benavides-Caceres, 1999). The formation of the Andean Cordillera is, however, the result of a narrower period stretching from the Triassic to present when rifting of the African and South American continents formed the Atlantic Ocean. Two periods of this later subduction activity have been identified (Benavides-Caceres, 1999): Mariana type subduction from the late Triassic to late Cretaceous; and Andean type subduction from the late Cretaceous to present. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-1

www.rpacan.com The geology of Peru, from the Peru-Chile Trench in the Pacific to the Brazilian Shield, is defined as three major parallel regions, from west to east: the Andean Forearc, the High Andes, and the Andean Foreland. All three of these regions formed during Meso-Cenozoic evolution of the Central Andes. The Property lies within the High Andes region. A simplified geology map of Peru is shown in Figure 7-1 and a regional morpho-structural map is shown in Figure 7-2. The High Andes can be divided into three sections, from west to east: 1. The Western Cordillera is made up of Mesozoic-Tertiary age rocks, dominated by the Coastal Batholith which consists of multiple intrusions with ages ranging from Lower Jurassic to Upper Eocene. The belt is up to 65 km across by 1,600 km long running sub-parallel to the Pacific coast, extending into Ecuador and Chile. The Project is located within the Western Cordillera. 2. The Altiplano is a high internally drained plain situated at a mean elevation of almost 4,000 m, slightly below the average altitudes of the Western and Eastern Cordillera. It is 150 km wide and 1,500 km long, extending from northern Argentina to southern Peru. 3. The Eastern Cordillera forms a 4,000 m high and 150 km wide plateau. During the Cenozoic era, the arc has been uplifted forming the Eastern Cordillera. Stratigraphically, the High Andes zone consists of, from west to east, an intra-arc trough, a deep basin, a continental shelf, and the Marañón metamorphic complex (the Marañón Complex). In general, the formations become progressively older from west to east, spanning from the mid-Tertiary to the Neoproterozoic-Paleozoic. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-2

RPA
www.rpacan.com


78°W
72°W
4°S
8°S
12°S
16°S
ATACOCHA MINE
N
Pacific Ocean
0 100 200 300 400 500
Kilometres
Sedimentary Rocks
Quaternary
Tertiary
Cretaceous
Cretaceous Jurassic
Jurassic
Jurassic Triassic
Permian Carboniferous
Precambrian Devonian
Igneous Metamorphic Rocks
Cretaceous - Volcanics Tertiary
Mesozoic - Cenozoic Intrusives
Precambrian Indiferrentiated

Figure 7-1

**Nexa Resources S.A.**

***Atacocha Mine***

*Province of Pasco, Central Peru*

**Regional Geology**

*March 2019*

***Source: RPA, 2017.***

7-3

www.rpacan.com



Pacific Lowland
Western Cordillera
Eastern Cordillera
Altiplano
Subandean Zone
Amazonian Foreland
Brazilian Shield
5°S
10°S
15°S
20°S
80°W
75°W
70°W
65°W
Piura
Trujillo
Lima
Ica
Camana
Antofagasta
Trench
Trench
N
ATACOCHA MINE
0
125
250
375
500
Kilometres

Source: After Jaillard et al., 2000 and Sebrier et al., 1988. in Wipf, 2006. PGS Pacific Geological Services.

March 2019

Figure 7-2

**Nexa Resources S.A.**

*Atacocha Mine*
*Province of Pasco, Central Peru*
**Morphostructural Map**

7-4

www.rpacan.com LOCAL GEOLOGY The following section was compiled from Johnson (1955), Mégard (1968), Zevallos (1975) and Cobbing et al. (1996) and is abridged from SRK (2017). Figure 7-3 illustrates the Local Geology. The Atacocha property is situated in the Pasco region of the Western Cordillera of the Andes mountain range in central Perú, within the Eocene-Miocene Polymetallic and Miocene Au-Ag Epithermal Belts. STRATIGRAPHY The oldest rocks in the region are part of the Excelsior Formation (Devonian), comprising metamorphosed siliciclastic sediments or phyllite and quartzite. The Mitu Group (Upper Permian to Middle Triassic), comprises clastic sediments and mafic to andesitic volcanics, including red sandstone, shale, and minor conglomerate. There is a polymictic conglomerate unit, which is approximately 45 m thick, at the base of the Mitu Group. Conglomerate clasts are subangular, comprising shale, phyllite, quartzite, and minor limestone. The conglomerate matrix is a well cemented, fine grained, reddish sandy material. Thin, grey to reddish siltstone layers are also present, and exhibit laminar stratification. The middle part of the Mitu Group comprises sequences of fine grained, reddish sandstone, with cross-stratification and interbedded with polymictic conglomerate layers. The Mitu Group was deposited during the Late Hercynian Tectonic Phase (based on the fossil record, and radiometric age dating). An angular unconformity exists between the underlying Excelsior Formation and overlying Mitu Group. The sediment package has accumulated with increasing thickness to the east, locally up to approximately 2,000 m, thinning to possibly as little as 100 m thickness in some areas. The Pucará Group (Norian-Toarcian) was deposited in the Pucará Basin, a north-northwest trending trough associated with a transtensional shear zone accommodating rifting and sinistral movement, on the Mitu Group with an erosional and angular unconformity. The Pucará Group is dominated by carbonate platform sequences which were primarily deposited in a shallow-water environment during the first marine progression of the Andean Orogenic Cycle from the Upper Triassic to Lower Jurassic. The Pucará Group comprises interbedded grey to black limestone, dolostone, and shale with varying thicknesses of up to 60 cm, and is Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-5

www.rpacan.com sub-divided into three formations: the Chambará, Aramachay, and Condorsinga formations (Mégard, 1968). The Chambará Formation (Norian to Rhaetian) overall comprises massive, grey to pale limestone beds with some layers containing chert nodules, horizons of grey to beige calcareous siltstone with variable oxides, and red shale. Thicknesses vary from approximately 600 m to over 3,000 m. This formation may be further sub-divided. The Aramachay Formation (Hettangian to Sinemurian) is characterized by dark grey bituminous calcareous shales, and limestone beds over 15 cm thick. This formation was deposited in a deeper-water environment. The Condorsinga Formation (Sinemurian to Toarcian) comprises beige to grey, thin to massive, interbedded limestone and dolostone. Thicknesses vary from approximately 500 m to over 1,500 m. The Goyllarisquizga Group (Hauterivian to Aptian), consisting of siliciclastic sediments from 150 m to 600 m thick, was deposited during the Lower Cretaceous (Hauterivian to Aptian age) with an erosional and angular unconformity over the Pucará Group. Variable and discontinuous units of conglomerate, chert, and/or shale with carbonaceous fragments occur at the base of this group, which correlates with the Chimú Formation. An approximately 40 m thick sequence comprising bitumen-bearing siltstone, with carbonaceous layers and laminar stratification, is located above the Chimú Formation. Continuing up in the stratigraphic sequence is a section approximately 25 m thick comprising medium grain, reddish sandstone with thin micro-conglomerate layers, alternating with white sandstone higher up in the sequence. These sequences correlate with the Santa and Carhuaz formations. The majority of the Goyllarisquizga Group comprises cross-bedded grey to white, medium to coarse grained, quartz-rich sandstone approximately 90 m thick or more, which correlates with the Farrat Formation. Over one metre thick limestone units are present locally in the upper parts of this formation. Thin terrestrial red beds and basalt layers one metre to two metres thick may be interbedded near the upper contact. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-6

www.rpacan.com A discontinuous, predominantly basaltic flow conformably overlies the Goyllarisquizga Group. Thin, red beds of sandstone and shale occur within the basalt unit. The equivalent Machay and Chicrín formations (Albian) comprise up to approximately 250 m of unfossilized, massive to thinly interbedded grey calcareous sandstone, grey to brown marly limestone, grey calcareous conglomerate with clasts of fine to muddy sandstone, and fine grain red sandstone. The Chicrín Formation is approximately 100 m thick in the Atacocha area. These rocks were deposited onto the basalt flows during the middle Cretaceous. Another unit of predominantly basalt flows with thin beds of red sandstone and shale was disconformably deposited on top of the Machay/Chicrín Formation. The Pocobamba (Upper Eocene) Formation comprises breccias with sub-angular to sub-rounded limestone clasts derived from the Pucará Formation; sub-divided into the Cacuán and Shuco members. The Pocobamba Formation was deposited as detritus in a continental setting. Figure 7-4 illustrates the generalized stratigraphic column in the Project area. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-7

www.rpacan.com 7-8 Figure 7-3 N 048121620 Kilometres March 2019Source: Atacocha, 2017. Legend: Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Local Geology

www.rpacan.com 7-9 NTSFigure 7-4 March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Generalized Regional Stratigraphic Column

www.rpacan.com INTRUSIVE ROCKS Two generations of magmatism are recognized in the region, belonging to either the Milpo-Atacocha-Vinchos (29-26 Ma) or Cerro de Pasco-Colquijirca (16-10 Ma) belts (Cobeñas, 2008, and references therein). Both magmatic belts are oriented north-northeast – south-southwest, approximately parallel the Andean trend. The Milpo-Atacocha-Vinchos intrusive rocks are characterized as small hypabyssal stocks (<1 km2), dikes, and sills of granodiorite (dacite) to diorite and tonalite composition, and occur within High-K Calc-Alkaline Series and Shoshonitic Series. These intrusive rocks generally exhibit a porphyritic texture with plagioclase as the dominant mineral forming the matrix, and variable phenocrysts of quartz, hornblende, biotite, and pyroxenes. The groundmass comprises fine-grain quartz and feldspar-plagioclase. Magmatic emplacement occurred during the Oligocene based on two K-Ar age dates of porphyritic granodioritic samples with partially carbonate and sericite altered plagioclase (29.3±2.5 Ma and 25.9±1.5 Ma) (Soler and Bonhomme, 1988). More recently, 12 intrusive rocks samples from the El Porvenir and Atacocha areas were analyzed by U-Pb geochronology at the University of Tasmania, and provided age dates of intrusive crystallization from 28.58 ± 0.38 to 30.11 ± 0.23 Ma. These intrusive bodies may exhibit an elongate geometry, trending northwest–southeast, parallel to the regional fold axis, and are mostly spatially associated with the Milpo-Atacocha Fault, suggesting that there is an apparent structural control on magmatic emplacement. Metamorphic contact aureoles are variably formed around these intrusive bodies. The most intense contact aureole is recognized in the Atacocha area, where Pucará Group rocks are completely silicified with pyrite impregnations for up to 200 m. The Cerro de Pasco-Colquijirca intrusive rocks are characterized as volcanic to subvolcanic dacite, trachyte, trachy-dacite, quartz monzonite, and quartz latite. Texture varies from porphyritic to aphanitic. Composition is dominated by quartz and plagioclase, with lesser amphiboles, biotite, and K-feldspar. Age dating from the Cerro de Pasco, Marcapunta, and Yanamate complexes reveals ages ranging from 16 Ma to 10 Ma. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-10

www.rpacan.com STRUCTURE Regional tectonics during the Mesozoic and Cenozoic are collectively referred to as the Andean Cycle which comprises multiple sedimentation and deformational events. The Andean Cycle is sub-divided into at least seven deformational phases (Ellison et al., 1989): • • • • • • • Peruana (Upper Cretaceous); Incaica (Paleogene/Eocene); Quechua 1 (early Oligocene); Quechua 2 (late Oligocene to early Miocene); Quechua 3 (middle Miocene); Quechua 4 (late Miocene); and Quechua 5 (late Miocene). Three episodes of regional folding are recognized occurring during the Paleogene and possibly earlier, and are separated by periods of tension. Throughout the region, during the second Andean deformation phase (Incaico), from the Eocene to Oligocene, the tectonics are characterized by northeast–southwest to east–west oriented compression. Much of the folding of the Mesozoic rocks occurred during this deformational phase. The stratigraphic rocks are folded conformably generally forming a series of anticlines and synclines, parallel to the principal Andean trend, with a north/northwest–south/southeast oriented fold axis, plunging to the south. Most folds described throughout the region have gently to moderately dipping (<60°) limbs. The Milpo-Atacocha Fault is a major structural feature in the region, which can be traced for nearly 15 km from Yarusyacán in the north to Carmen Chico in the south. The Milpo-Atacocha Fault strikes north-south, dipping steeply to the east, with as much as 2,000 m of reverse displacement (east-block up), and probable sinistral movement. Mégard (1968) considers that the Milpo-Atacocha Fault may be part of a fault system active since at least the Triassic, and during the Upper Cretaceous (i.e., pre-and post-folding displacement). A series of fractures are reportedly formed in response to the northeast-southwest tectonic compression: 1. 2. 3. 4. north-northeast trending dextral faults; southwest trending sinistral faults; northeast trending tensional joints; northwest trending tensional joints. Figure 7-5 illustrates the regional geological setting with major structures. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-11

www.rpacan.com 7-12 Figure 7-5 N Atacocha El Porvenir March 2019Source: Atacocha, 2017. Legend: 0246810 Kilometres Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Regional Geological Setting with Major Structures

www.rpacan.com PROPERTY GEOLOGY The geology of Atacocha was compiled by various reports including Cobeñas (2008). Figure 7-6 illustrates the property geology of the larger El Porvenir to Atacocha area. Figure 7-7 depicts two representative geological cross sections through the Atacocha area. Within the Project area, the stratigraphic units of primary interest are the Pucará and Goyllarisquizga Groups. The Pucará Group is sub-divided into six units: A, B, C, D, which correspond to the Chambará Formation, and E and F, corresponding to the Aramachay and Condorsinga formations, respectively. • Unit A is located to the east of the Atacocha Fault. It consists of a grey to dark grey limestone, micritic to sparitic, with thin dolomite layers, calcarenites and fine, greenish volcanic siltstones at the base of the Chambará Formation. Yellowish grey limonites to compact dolomicrites are observed as well. • Unit B is located to the east of, and stratigraphically above, Unit A. Dark grey to black coloured limestones, dolomicrites, and micrites are observed in thin layers to tabular strata with lenticular bituminous horizons. It can be seen in many parts of the mine due to its obliteration of marble and silicification. The more competent rocks are located at the intermediate zone in the Chambará Formation. • Unit C is located to the east of the mine area. Monotonous grey micritic to sparitic chertic limestones in metric strata are observed. The unit also contains dolomitic horizons. Its lithologic sequences are hard and it represents the intermediate zone of the Chambará Formation. • Unit D is widely distributed within the Atacocha and Santa Bárbara sections. The limestones are beige varying from mudstone to grainstone with light beige dolomitic intercalations. Cherts and bituminous horizons are also observed. Unit D corresponds to the upper zone of the Chambará Formation. • Unit E is the lithological guide of the Atacocha mineralization. It consists of black micritic limestones and black lutite. In many places this package is obliterated by marble, silica, silica-sericite-clay, etc. In many places of the mine, the rock is altered becoming recrystallized and discoloured, adopting clearer tones without converting to marble (loss of calcium). These rocks correspond to the Aramachay Formation of the Pucará Group. Unit F: is grey to light grey limestones, mudstone to packstone, with fossil horizons and dolomitic levels. • The Goyllarisquizga Group outcrops in the area of the deposit comprising quartz-rich sandstone, corresponding to the Goyllarisquizga Formation.Sandstones may vary from quartz arenite to arkose. The matrix is argillaceous to siliceous. Above the 4,000 Level, the Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-13

www.rpacan.com lithology and stratification are well defined and easy to recognize. Below the 4000 Level, strong alteration has obliterated the original rock intensity forming siliceous breccias and massive silica where it is still possible to recognize quartz grains and in few places the stratification. Localized basalt units are observed in some drill holes to the southwest of the mine, below the Cherchere and San Gerardo zones. The units consist of grey to greenish basalt with green vacuoles of zeolites with traces of flows with olivine phenocrystals, limonite, and magnetite. Intrusive rocks within the property are variably porphyritic dacite to quartz diorite with hornblende and biotite phenocrysts. Dacitic dikes are sub-divided into two units: porphyritic with feldspar phenocrysts and minor quartz restricted to the groundmass; and porphyritic with abundant quartz phenocrysts, with minor biotite and hornblende. The quartz diorite comprises feldspar phenocrysts up to 6 mm long, with variable quartz ‘eyes’, and aggregates of biotite and hornblende. The groundmass is microcrystalline quartz and plagioclase. These intrusive rocks generally form dikes trending north-south, and are observed in three areas: Santa Bárbara/central, south along/parallel to the Atacocha Fault, and the southern Section 3. These intrusive rocks in the Atacocha area are part of the Milpo-Atacocha-Vinchos Belt (28 to 30 Ma). The Santa Bárbara and San Gerardo stocks are the two principal intrusive units within the property. The north-south trending Milpo-Atacocha Fault passes through the property, dividing the property into two structural domains: the western San Gerardo Sector and the eastern Santa Bárbara Sector. The Santa Bárbara Sector, east of the Milpo-Atacocha Fault, comprises Pucará Group sediments, approximately north striking, and steeply east dipping (approximately 80°). The Chambará Formation occurs immediately adjacent to the fault, followed by younger sediments (higher in stratigraphic column) continuing further to the east. The Santa Bárbara intrusive stock forms a series of dikes, also occurs east of the Milpo-Atacocha Fault emplaced within the Pucará Group sediments. The Santa Bárbara intrusive exhibits three different parts/zones based on orientation: the southern part trends north to northeast, the central part trends north-south, and the northern part trends northeast. Multiple siliceous breccias have been mapped in the Santa Bárbara Sector; one in particular is relatively large occurring west of the Santa Bárbara stock and adjacent to, and possibly cross-cut or influenced by, the Milpo-Atacocha Fault. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-14

www.rpacan.com The San Gerardo Sector, west of the Milpo-Atacocha Fault, comprises folded Goyllarisquizga Group sediments with undifferentiated limestones of the Pucará Group below forming an asymmetrical synclinal fold. The fold axis trends approximately north-south, and plunges shallowly to the south. The eastern limb of the syncline dips 40° to 70° to the southwest; the western limb dips 75° to 85° to the northeast. The northwest-trending San Gerardo intrusive stock, which forms a series of dikes, also occurs west of the Milpo-Atacocha Fault, intruding the folded Mesozoic sediments, and appears to exhibit some relationship with Fault (“Falla”) 13 (see below). Three main structural systems are recognized as controlling the economic mineralization: 1. 2. 3. north-south dextral faults northwest tensional faults and joints east-west tensional polymetallic veins Major north-south trending structures in the area are the Milpo-Atacocha and Longreras faults. A series of northwest-southeast trending faults are mapped in the San Gerardo Sector, and appear to control some structural mineralization and/or intrusive emplacement, particularly on Fault 13. A number of siliceous breccias (see Mineralization below) are mapped in the San Gerardo Sector. Fault 1 is sub-parallel and approximates the synclinal fold axis, but may dip to the east, and merges with/splays from the Milpo-Atacocha Fault at depth. The zone around Fault 1 and syncline fold axis exhibits intense faulting and fracturing, which appears to have been a zone of concentrated hydrothermal activity based on the spatial association of siliceous and polymictic breccias, and associated mineralization. Also, in the San Gerardo Sector, the Longreras Fault trends north-south, located nearly one kilometre west of the Milpo-Atacocha Fault. The Longreras Fault is inferred to accommodate some dextral displacement; however, also based on the cross sections, significant vertical displacement (i.e., east-block down) appears to have also occurred. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-15

www.rpacan.com 7-16 Figure 7-6 N Legend: 00.511.52 Kilometres March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Property Surface Geology Map

www.rpacan.com 7-17 0 200 400 600 800 Metres Legend: 0 200 400 600 800 Metres Figure 7-7 March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Representative Cross Sections through Atacocha Area Legend:

www.rpacan.com 7-18 Figure 7-8 N Legend: 0 100 200 300 400 Metres March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Detailled Surface Geological Map of Atocha Area

www.rpacan.com ALTERATION Skarn-related alteration has been characterized according to dominant key mineral assemblages: silica-wollastonite, garnet, silica, and pyrite-argillic. Garnet-skarn is dominated by >50% garnet (by volume), generally brown to greenish and medium to fine grained, or light brown to yellowish (andradite) and light green (grosularia). Minor pyroxene, where present, is light green, very fine grained, and associated with minor sulphides. Magnetite is spatially associated with green garnet areas, as well as pyrite and lesser pyrrhotite. Silica-skarn is defined where silica content exceeds 50%. Silica may occur in veinlets or as disseminations. Silica-wollastonite alteration appears to form a sub-division of the silica-dominant group, and forms light grey to milky white zones with brecciated to massive/patchy textures. Wollastonite may form radiating fibrous crystals. Locally, a silica-skarn-chlorite assemblage may be present, exhibiting strong structural controls. White to grey silica developed early, followed by green skarn with variably associated chlorite and hematite. Pyrite-argillic skarn comprises 30% to 80% massive pyrite, with 10% to 30% undistinguished whitish clays, and up to 20% greenish garnet. Locally, pyrite appears to be pseudomorphic replacing garnet. An alteration assemblage comprising silica-sericite-argillic (halloysite, montmorillonite, and kaolinite) is associated with hydrothermal mineralization. Locally this alteration assemblage is strong, and possibly replaces original rocks completely in areas below the 4000 Level. West of the Milpo-Atacocha Fault below the 4000 Level, strong siliceous alteration has variably obliterated the original rock; within the Goyllarisquizga Group it is possible to recognize quartz grains and stratification in a few places. Locally siliceous-cemented breccias with silica-sericite-clays matrix (halloysite, montmorillonite, and kaolinite) and massive silica hydrothermal breccias have formed. Marbleization of limestone and dolomite units appears to be spatially associated with intrusive units, and skarn-related alteration. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-19

www.rpacan.com Phyllic alteration made of sericite, quartz, pyrite and intense A-and B-types quartz veinlets stockwork is generally associated with porphyry mineralization. MINERALIZATION At Atacocha, mineralization is characterized as a skarn, intermediate sulphidation epithermal vein/breccia-style, or porphyry mineralization. Skarn/metasomatic-related mineralization spatially associated with the Santa Barbara stock or San Gerardo stock is paragenetically earlier, followed by the hydrothermal mineralization. Skarn-related mineralization is commonly associated with the garnet and silica-skarn-chlorite assemblages, comprising pyrite, chalcopyrite, sphalerite, galena, and lesser pyrrhotite, pyrite, bournonite, covelite, orpiment, and realgar occurring within the Pucará Group sediments around the Santa Bárbara stock. Skarn-related mineralization is characterized by pyrite, chalcopyrite, sphalerite, galena, with lesser bismuthinite and a variety of sulphosalts (Bi-bearing) and pyrrhotite, bornite, and covellite at lower elevation. Molybdenite may occur proximal to the skarn-related mineralization. Elevated Bi and Au are reported to be associated with skarn-related mineralization. Veins and veinlets with pyrite, chalcopyrite, sphalerite, galena, with quartz and carbonate occur within marble units, and are spatially associated with skarn bodies. The intermediate sulphidation epithermal mineralization occurs in the upper part of the system (i.e., at higher elevations) as veins and breccias, characterized by galena, Ag-bearing sulphosalts, sphalerite, and free gold. Gangue mineralogy comprises quartz (silica), pyrite, specularite/hematite, adularia, rhodochrosite, rhodonite, and alabandite. The silica-sericite-halloysite alteration assemblage is generally associated with this epithermal system. These veins and breccias are mostly between the San Gerardo stock and Fault 1, and appear to be at least partly controlled by the northwest-trending Fault 13. Breccias have been grouped into either Ag-Pb-Zn hydrothermal breccias or siliceous breccias based on their mineralogical assemblages and textural characteristics. Siliceous breccias are further sub-divided into three groups: silica, granular (“terrosa”), and massive. Collectively the siliceous breccias may form large, relatively continuous bodies based on various interpretations; some appear to be spatially associated with the San Gerardo and Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-20

www.rpacan.com Santa Bárbara intrusives and structurally controlled by the Milpo-Atacocha, Longreras, 13, 1, and Laquia faults. Veinlets of pyrite, galena, sphalerite, and possibly other fine undistinguished sulphides may occur within the variable silica-sericite-clay matrix. The silica breccia comprises clasts of milky white to grey opaline silica, sub-rounded to sub-angular, from millimetre to centimetre size; as well as less common sandstone and limestone clasts. The silica-breccia clasts are cemented by a white granular silica, with occasional cross-cutting thin white silica veinlets. The massive (siliceous) breccia forms zones of pervasive alteration comprising predominantly fine grained and massive white silica. The granular-(siliceous) breccia comprises loose white to grey silica grains, within a poorly cemented clay (undifferentiated) matrix. The Ag-Pb-Zn breccias are sub-divided into calcareous, polymictic-monomictic, and karst/collapse. Breccia clasts include limestone, marble, silica (massive), and skarn; the composition of the clasts indicates that brecciation occurred later than skarn development. Massive silica alteration may cross-cut skarns. The calcareous breccia comprises sub-angular to sub-rounded clasts of limestone and marble; cemented by a grey to dark grey calcareous matrix, with occasional bituminous material and rare pyrite. Pyrite, sphalerite, galena, and other sulphides/sulphosalts including orpiment, realgar, tetrahedrite, alabandite, stannite, as well as quartz, calcite, rhodochrosite, and rhodonite occur within the matrix. Minor mineralization may occur within marble where the calcareous breccias cross-cut these units. Geochemical/mineralogical zonation is apparent whereby galena (Pb) and Mn-bearing minerals are more abundant distally relative to sphalerite (Zn). Bismuth-and Sn-bearing minerals are more elevated proximally. The polymictic to monomictic breccias are overall grey, and comprise sub-angular clasts of black limestone, mudstone, white silica with silica-pyrite veinlets, and marble with silica-wollastonite and calcite. Monomictic breccias comprise sub-angular clasts of limestone or predominantly intrusive rocks. Both polymictic and monomictic breccias clasts vary in size, and are cemented with a black amorphous material with disseminated pyrite. Pyrite, chalcopyrite, Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-21

www.rpacan.com sphalerite, galena, and possibly other sulphides occur within the matrix forming veins/veinlets, pockets, or disseminations. Karst/collapse breccias contain clasts of limestone, marble, silica, skarn, and intrusive rocks, are sub-angular to sub-rounded, within a matrix of sub-horizontal laminated limestone and silica-sericite-clay material. The Cu-Au±Mo porphyry mineralization is found in the Santa Bárbara Stock. It consists of porphyry quartz monzodiorite with potentially economic grades (i.e., 0.3% Cu, 0.3 g/t Au) of Cu-Au±Mo. The San Gerardo Stock is made of the same quartz monzodiorite, but with weaker alteration and much lower grades of all metals of interest. In the Milpo Stock, the porphyry potential was poorly investigated, however, A-and B-type stockwork veinlets with low Cu grades were recorded in the past and the stock warrants future investigation. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 7-22

www.rpacan.com 8 DEPOSIT TYPES The following is taken from SRK (2017). Three types of mineral deposits are recognized at Atacocha, described as: • • • Skarn (Exo and Endo Skarn); Intermediate sulphidation epithermal veins and breccias, and Porphyry. The description of the skarn deposit is largely derived from Einaudi and Burt (1982), Hammarstrom et al. (1991). The hydrothermal vein deposit description is largely derived from Baumgartner, Fontboté and Vennemann (2008). The porphyry description is taken mainly from Kirkham (1972). SKARN AND REPLACEMENT DEPOSITS Skarn deposits are generally considered as replacement-style mineralization within or associated with carbonate-dominant rocks. Skarns are classified as either endoskarn, or exoskarn, referring to the location of skarn-related mineralization either within an associated intrusive unit, or within carbonate lithology, respectively. Additionally, skarns can be divided into two broad groups: magnesian or calcic skarns, based on either a dolomite-dominated or limestone-dominated host lithology, respectively. Skarn development commonly includes metamorphic and metasomatic processes associated with carbonate and intrusive rocks, and an associated hydrothermal system. Mineralization occurs via a physio-chemical reaction between circulating hydrothermal fluids and the host lithology, and results in irregular shaped bodies. The hydrothermal system is generally believed to be related to and expelled from a cooling igneous body, which then under goes a chemical reaction and cools as the fluid interacts with the usually carbonate-dominant host lithology. The lithochemistry of the host rocks (i.e. Ca-or Mg-rich carbonate, or calc-silicate assemblage) strongly controls or influences mineralization. Replacement mineralogy commonly comprises Ca-and Mg-bearing silicates, however Fe-, Al-, and Mn-bearing minerals may also be important. Mineral and metal zonation is common. Three generalized dynamic processes responsible for the formation of all skarns are described as: Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 8-1

www.rpacan.com (i) (ii) Isochemical contact metamorphism during pluton emplacement; Prograde metasomatic (infiltration) skarn formation as the pluton cools and an ore fluid develops; and, Retrograde alteration of earlier-formed mineral assemblages. (iii) The style of mineralization at Atacocha appears to be best represented by the base-and precious metal skarn category of the calcic skarn group, and can be further classified as a Zn-Pb skarn deposit based on the importance of contained metals. In terms of a conceptual model, Zn + Pb combined may average 10% to 15%, commonly with significant Ag (from 30 g/t to 300 g/t) as well as Cu, Au, and W. Copper mineralization commonly occurs proximal to the associated intrusive unit, whereas Zn and Pb mineralization typically occurs more distally to the associated intrusive. Mineralization commonly occurs as sulphides, including sphalerite, galena, chalcopyrite, and a variety of Ag-bearing sulphosalts. Gangue mineralogy may be dominated by Mn-bearing pyroxenes, and garnet. Mineral textures vary from commonly coarse-grained, associated with Ca-rich host lithology and in close proximity to the related intrusion, to fine-grained, more distal and associated with calc-silicate rocks. The tectonic setting of Zn-Pb skarns are commonly reported at continental margins, and formed during syn-to late orogenic processes. Plutons are commonly absent but, if present, occur as stocks and dikes and may vary in composition from granite to granodiorite to syenite to diorite. Replacement mineralogy within carbonates is usually Fe, Mn, and S-rich, and low in Al; and alteration within associated intrusions may comprise locally intense epidote, pyroxene, and garnet. HYDROTHERMAL VEIN AND BRECCIA DEPOSITS The hydrothermal veins and breccias at Atacocha fall into a class of epithermal polymetallic base metal deposits (also referred to as Cordilleran base metal veins), which form in the upper/higher parts of, or distally to, a magmatic-hydrothermal system (i.e., porphyry environment). The Cordilleran base metal deposits have the following features: • • Close temporal and spatial association with calc-alkaline intrusions; Mineralization occurred under epithermal conditions (i.e., near Earth’s surface); Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 8-2

www.rpacan.com • Sulphide-rich mineralogy, including a Cu-Zn-Pb-(Ag-Au-Bi) metal suite, and high Ag/Au ratio; Well-developed ore and alteration mineral zonation, with Zn-Pb ores formed more distally (Pb-Ag-Au assemblage in the upper zone and Cu-Au association in the deeper zones); Early pyrite-quartz associated with low-sulphidation mineralogy Mineralization textures may be open-spacing filling in silicate host rocks, or as replacement in carbonate rocks; and Mineralization occurred late in the temporal evolution of the magmatic-hydrothermal system. • • • • Figure 8-1 is a schematic diagram showing the spatial relationship of skarn, replacement, and hydrothermal vein mineralization with intrusive rocks. Adapted: Gilbert and Lowell 1974 FIGURE 8-1 SCHEMATIC DIAGRAM OF SKARN, REPLACEMENT AND HIDROTERMAL VEIN MINERALIZATION Modified from Gilbert and Lowell 1974 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 8-3

www.rpacan.com PORPHYRY DEPOSITS Porphyry deposits are large, low to medium grade deposits in which primary (hypogene) ore minerals are dominantly structurally controlled and which are spatially and genetically related to felsic to intermediate porphyritic intrusions (Kirkham, 1972). The large size and structural control (e.g., veins, vein sets, stockworks, fractures, “crackle zones” and breccia pipes) serve to distinguish porphyry deposits from a variety of deposits that may be peripherally associated, including skarns, high temperature mantos, breccia pipes, peripheral mesothermal veins and epithermal precious metal deposits (Sinclair, 2007). Porphyry deposits range in age from Archean to Recent, although are predominantly associated with Mesozoic to Cenozoic orogenic belts. They occur throughout the world in a series of extensive, relatively narrow, linear metallogenic provinces. Porphyry deposits occur in close association with porphyritic epizonal and mesozonal intrusions, typically in the root zones of andesitic stratovolcanoes. A close temporal relationship exists between magmatic activity and hydrothermal mineralization in porphyry deposits (Kirkham, 1971). Magma composition and petrogenesis of related intrusions exert a fundamental control on the metal content of porphyry deposits. Intrusive rocks associated with porphyry Cu, porphyry Cu-Mo, porphyry Cu-Au and porphyry Au tend to be low-silica, relatively primitive dioritic to granodioritic plutons whereas porphyry deposits of Mo, W-Mo, W, and Sn are typically associated with high-silica, strongly differentiated granitic plutons. The overall form of individual porphyry deposits is highly varied and includes irregular, oval, solid, or “hollow” cylindrical and inverted cup shapes. Deposits may occur separately or overlap and, in some cases, are stacked. Individual deposits measure hundreds to thousands of metres in three dimensions. Deposits are characteristically zoned, with barren cores and crudely concentric metal zones that are surrounded by barren pyretic halos with or without peripheral veins, skarns, replacement manto zones and epithermal precious metal deposits. The copper-iron sulphides reside primarily in veins and hydrothermal breccias, with lesser amounts occurring as disseminations in the altered wall rocks. Complex, irregular mineralization and alteration patterns are due, in part, to the superposition and spatial separation of mineral and alteration zones of different ages. The mineralogy of porphyry deposits is highly varied, although pyrite is typically the dominant sulphide mineral in Cu, Cu-Mo, Cu-Au, Au, and Ag deposits. The principal ore and associated Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 8-4

RPA
www.rpacan.com

minerals in porphyry Cu-Au deposits are chalcopyrite, bornite, chalcocite, tennantite, enargite, other Cu minerals, native Au, electrum, and tellurides. Associated minerals include pyrite, arsenopyrite, magnetite, quartz, biotite, K-feldspar, anhydrite, epidote, chlorite, scapolite, albite, calcite, fluorite, and garnet.

Hydrothermal alteration is extensive and typically zoned, both on a deposit scale and around individual veins and fractures. In many porphyry deposits, alteration zones on a deposit scale consist of an inner potassic zone and an outer zone of propyllitic alteration. Zones of phyllic alteration and argillic alteration may be part of the zonal pattern between the potassic and propyllitic zones, or can be irregular or tabular, younger zones superimposed on older alteration and sulphide assemblages.

Figure 8-2 is a schematic diagram through a typical porphyry system showing mineral zonation and possible relationship to other deposit types like skarn, manto, "mesothermal" or "intermediate" precious-metal and base-metal vein and replacement, and epithermal precious-metal (Kirkham and Sinclair, 1995).

**FIGURE 8-2 SCHEMATIC DIAGRAM THROUGH TYPICAL PORPHYRY SYSTEM**


Porphyry intrusion
Breccia
Volcanic rocks
Clastic sedimentary rocks
Carbonate-rich sedimentary rocks
Argillic alteration
Pyritic zone
sinter Au, Ag (As, Hg)
EPITHERMAL
vein Pb, Zn, Au, Ag
breccia and/or vein
Au, Ag (As, Hg)
"INTERMEDIATE"
skarn Cu (Au, Mo, Ag)
pyritic Au (Cu, Zn, Ag)
PORPHYRY
vein Au, Ag
porphyry Cu (Au, Mo, Ag)
manto Pb, Zn, Ag, Au
distal Au (As, Sb, Hg)

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 8-5*

www.rpacan.com During the 2018 drilling campaign, an andesitic porphyry was intersected. This andesitic porphyry is associated with the Santa Barbara diorite intrusive and consists of quartz veins and phyllic alteration. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 8-6

www.rpacan.com 9 EXPLORATION Nexa has been conducting exploration and development work at Atacocha since 1949. Most of this work is generally conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Drilling and channel sampling are discussed in more detail in Sections 10 and 11. Prior to 1997, minor and sporadic exploration drilling was completed; and no channel sampling is documented before 2001. Nexa has recently developed an underground connection (and integration) of the El Porvenir and Atacocha mines at the 3370 Level. At least four more of these connections are planned and allow ample opportunities to conduct underground exploration drilling to test this zone which lies between the two mines. Figure 9-1 shows the El Porvenir and Atacocha mines with current and planned underground workings in relation to resource classifications and relevant infrastructure. Systematic underground geological mapping is completed at a scale of either 1:500 or 1:250, following underground development on all levels and sub-levels. A total of 29 underground levels have been developed at Atacocha, with additional development on sub-levels. Geological mapping is completed by the mine/production geologists drawn on paper in the field, and subsequently digitized with the help of a modelling assistant. The geological level plan maps are updated and incorporated in a 3D geological model daily to aid future exploration and mine development planning. In 2018, Atacocha completed 81,723 m of diamond drilling, of which 44,140 m were exploration and 37,583 m were infill drilling for resource and reserve reclassification. The exploration drilling programs successfully defined new Inferred Mineral Resources close to the operational level (3,300 m) of the Atacocha mine at Cristina Northeast, San Gerardo, and within the Integration zones. The Integration zones are an important strategic target particularly in light of the El Porvenir and Atacocha mine lives. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 9-1

RPA
www.rpacan.com


Looking Northwest
5,100RL
4,500RL
3,900RL
3,300RL
2,700RL
2,100RL
MIDDLE
8,830,500N
8,829,500N
8,828,500N
8,827,500N
8,826,500N
Atacocha Mine
Integration Zone
El Porvenir Mine
Legend:
Reserves
Resources Exclusive Reserves
0 200 400 600 800 1000
Metres

Figure 9-1

Nexa Resources S.A.

Atacocha Mine
Province of Pasco, Central Peru

El Porvenir and Atacocha Mines with Underground Workings

March 2019

Source: Atacocha, 2019.

9-2

www.rpacan.com As part of a continuous improvement program at Atacocha, the exploration team carried out the following work during 2018: • Drill core density measurements (displaced volume and Jolly methods) were taken at the core shack prior to being shipped to the laboratory in Lima for chemical analyses. • Geotechnical logging was improved to calculate a more consistent value for rock mass rating. • Spectral logging was performed on 2,826.60 m of core which focused on better definitions of the alteration halos and mineral assemblages. • A formal handover between the Exploration and Mine geologists was established to better streamline the process of upgrading Inferred Mineral Resources into Measured and Indicated Mineral Resources. Short-term opportunities for discovering new and significant resources rely on developing exploration platforms and drilling exploration holes at the following locations: • The upper levels (above 3,300 MASL) of the Integration Zone between El Porvenir and Atacocha • The eastern side of the Santa Barbara stock, 3,300 MASL and below • The upper levels (above 3,300 MASL) of San Gerardo Long-term exploration opportunities are recognized in the following areas: • • • • Machán Longrera Falla Manuel 5 / Pique Estrella Deeper parts of both the Santa Barbara skarns and the Integration Zone between Atacocha and El Porvenir The location of the short-term exploration targets is shown in Figure 9-2. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 9-3

www.rpacan.com Figure 9-2 Mineralization 9-4 N Christina Northeast Legend: Sandstone Basalt Hydrothermal Breccia Calcite Intrusive Marble Skarn 0 100 200 300 400 500 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Exploration Targets at Atacocha, San Gerardo and El Porvenir

www.rpacan.com The Machán target is of particular exploration interest. This target is in the early concept phase, but was tested by 3,879 m of core drilling during 2001 through 2013. The early results intersected a narrow polymetallic vein system with potential for a completely new skarn system, separate from Atacocha and El Porvenir. Nexa has modelled the vein system based on the drilling intercepts, but the mineralization remains open both laterally and at depth. Exploration work planned for 2019 includes 38,600 m of diamond core drilling focused on defining new Inferred Mineral Resources at nine different targets. The main focus of these targets will be the Integration Zone between the Atacocha and El Porvenir deposits. This area has the best potential for increasing the current resources of the Project. It was recently discovered, in 2018, and much drilling is required to define the mineralization, which is still open from the surface to depth. In addition to the exploration program, the mining geology team expects to drill an additional 36,000 m aiming to upgrade Inferred Mineral Resources to Indicated and ultimately convert them into Probable Mineral Reserves. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 9-5

RPA
www.rpacan.com

# 10 DRILLING

## DRILLING SUMMARY

A total of 4,384 drill-holes for 734,103 m are included in the Atacocha drilling database. Only 35 holes were drilled by reverse circulation (RC) and all other drill holes were diamond drill holes (DDH). The majority (3,733) of the drill holes were collared underground, with a total of only 651 holes completed from the surface, including the 35 RC drill holes. Since 2005, drilling has been completed by various contractors.

Table 10-1 lists all the drilling at Atacocha, both from surface and underground.

**TABLE 10-1 DRILLING SUMMARY AT ATACOCHA**
**Nexa Resources S.A. – Atacocha Mine**

| Year | Surface Holes | | | Underground Holes | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number | Metres | Type | Number | Metres | Type | Number | Metres | Type |
| 1968 | | | | | | | 4 | 350.00 | DDH |
| 1969 | | | | | | | 3 | 346.20 | DDH |
| 1970 | | | | | | | 1 | 31.08 | DDH |
| 1986 | | | | | | | 1 | 31.09 | DDH |
| 1991 | | | | | | | 2 | 135.02 | DDH |
| 1992 | | | | | | | 1 | 73.16 | DDH |
| 1997 | | | | | | | 4 | 231.67 | DDH |
| 1998 | | | | | | | 17 | 2,247.12 | DDH |
| 1999 | | | | | | | 41 | 3,460.20 | DDH |
| 2000 | | | | | | | 48 | 4,997.95 | DDH |
| 2001 | | | | | | | 94 | 8,756.05 | DDH |
| 2002 | | | | | | | 89 | 10,346.50 | DDH |
| 2003 | | | | | | | 179 | 20,541.40 | DDH |
| 2004 | | | | | | | 332 | 43,203.60 | DDH |
| 2005 | | | | | | | 156 | 31,253.40 | DDH |
| 2006 | | | | | | | 129 | 19,444.60 | DDH |
| 2007 | | | | | | | 225 | 29,896.55 | DDH |
| 2008 | 2 | 674.55 | DDH | 343 | 51,512.60 | DDH | 345 | 52,187.15 | DDH |
| 2009 | | | | | | | 120 | 26,458.65 | DDH |
| 2010 | | | | | | | 143 | 35,054.30 | DDH |
| 2011 | | | | | | | 188 | 39,964.80 | DDH |
| 2012 | 1 | 100.80 | DDH | 273 | 62,153.00 | DDH | 274 | 62,253.80 | DDH |
| 2013 | 46 | 7,348.10 | DDH | 141 | 40,936.20 | DDH | 187 | 48,284.30 | DDH |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 10-1*

RPA
www.rpacan.com

| Year | Surface Holes | | | Underground Holes | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number | Metres | Type | Number | Metres | Type | Number | Metres | Type |
| 2014 | 67 | 11,027.00 | DDH | 192 | 39,853.65 | DDH | 259 | 50,880.65 | DDH |
| 2015 | 120 | 17,379.60 | DDH | 159 | 27,468.90 | DDH | 279 | 44,848.50 | DDH |
| 2016 | 238 | 35,594.00 | DDH | 260 | 36,616.95 | DDH | 498 | 72,210.95 | DDH |
| 2017 | 32 | 6,881.20 | DDH | 232 | 37,488.25 | DDH | 264 | 44,369.45 | DDH |
| 2017 | 35 | 8,687.00 | RC | | | | 35 | 8,687.00 | RC |
| 2018 | 110 | 21,347.40 | DDH | 356 | 52,210.00 | DDH | 466 | 73,557.40 | DDH |
| **Totals** | **651** | **109,039.65** | | **1,956** | **348,239.55** | | **4,384** | **734,102.54** | |

Figure 10-1 illustrates the locations of the holes drilled on the Project. Figure 10-2 is a plan view illustrating selected drill holes and the related geological interpretation at the Atacocha deposit.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 10-2*

www.rpacan.com 10-3 N Figure 10-1 02004006008001000 Metres March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Plan of Drill Holes with Collars and Traces Projected to Surface Legend:

RPA
www.rpacan.com


Level 3340
N
8830400
8830300
8830200
368200
368300
368400
368500
0
50
100
Metres
PEATD00512
PEATD00519
PEATD00537
PEATD00522
PEATD00546
PEATD00473
PEATD00532
PEATD00599
PEATD00460
PEATD00466
Legend:
Marble
Skarn
Intrusive
NSR>15US$
Orebody

| Hole | From | To | Zn(%) | Pb(%) | Cu(%) | Ag(Oz) | Au(g/t) |
|---|---|---|---|---|---|---|---|
| PEATD00460 | 24.0 | 30.4 | 2.6 | 0.8 | 0.1 | 0.6 | 0.4 |
| PEATD00516 | 26.6 | 38.8 | 5.7 | 0.1 | 0.1 | 0.1 | 0.1 |
| PEATD00516 | 39.8 | 58.4 | 5.7 | 0.0 | 0.1 | 0.1 | 0.1 |
| PEATD00516 | 67.5 | 68.5 | 5.5 | 0.9 | 0.2 | 1.1 | 0.3 |
| PEATD00460 | 24.0 | 62.0 | 5.2 | 0.3 | 0.2 | 0.3 | 0.3 |
| PEATD00466 | 59.0 | 61.0 | 1.6 | 0.0 | 1.1 | 0.3 | 0.8 |
| PEATD00466 | 61.0 | 63.7 | 2.3 | 0.7 | 2.1 | 0.8 | 1.7 |
| PEATD00497 | 42.9 | 44.1 | 11.0 | 0.0 | 0.0 | 0.0 | 0.1 |
| PEATD00635 | 37.5 | 38.0 | 5.2 | 2.3 | 0.1 | 1.8 | 0.5 |
| PEATD00636 | 68.3 | 84.0 | 4.4 | 2.0 | 0.2 | 1.8 | 0.7 |

Figure 10-2

**Nexa Resources S.A.**

***Atacocha Mine***

*Province of Pasco, Central Peru*

**Plan Illustrating Drilling Pattern, Interpreted Geology and Mineralized Zones**

*March 2019*

***Source: Atacocha, 2019.***

10-4

www.rpacan.com Drilling procedures are coordinated and supervised by company geologists (mine/production or exploration), and overseen by the Superintendent of Geology and Exploration. Drilling procedures are as follows: • Initially, drill hole collar coordinates and orientation are communicated to a mine surveyor to accurately position the drill hole and are then certified by the surveyor and validated by the responsible geologist. The coordinates and collar orientation data are entered into a master CSV file, subsequently imported into the database (Fusion) and geological/mine/modelling software program. Drill hole (and channel sample) identification is generated in a systematic and specific format, including codes to reference: country, mining unit, year, and sequential number. All related drill hole data generated is similarly referenced to the corresponding drill hole collar. Basic drill hole information (i.e., collar and survey) should be entered into the database, and archived within four days of completing the drill hole. • Daily drilling logs completed and provided by the various contracted drilling companies are archived in pdf format. • Drill hole survey data is collected by various drilling contractors. The survey is generally carried out after the completion of the drill hole. Various survey equipment (i.e., Gyro, Reflex, Flexit, etc.) may be used depending on the drilling contractor and equipment availability; Gyro survey deviation information is archived in pdf format. Survey data are collected between approximately 5 m and 10 m downhole, depending on the drilling objective (infill and brownfield). Original survey data is marked on paper, and provided to the supervising geologist, signed by the driller in charge. Survey data is validated by the responsible geologist and entered into a master CSV file, subsequently imported into the database, and geological/mine/modelling software program. • Following the completion of a drill hole, the logging and core sampling procedures are carried out by a team of logging geologists. Core logging is completed using a set of geological, lithological, mineralogical, and alteration terms. Core logs are archived in Excel format. A complete series of core photos are taken for each drill hole and stored in jpeg or pdf format. Core sampling for geochemical analysis are essentially completed at the same time as core logging; see Section 11 for detailed description of drill core sampling procedures. Logging is completed within 48 hours after a drill hole is completed. • The company personnel responsible for managing the database incorporates the core logging and core sampling information, as well as the subsequent assay results, once the analytical work is completed. Sample and assay data are initially combined in a master CSV file, subsequently imported into the database, and geological/mine/modelling software program. Drilling information is stored in a structured directory (Figure 10-3), and backed up on a central server (Brazil). Data available in the drill hole database includes: drill hole location (Collar), down-hole survey (Survey), sampling and geochemical analysis (Assay), recovery (Geotech), density (Density), and geological characteristics (Lithology, Alteration, Mineralization). Drill Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 10-5

www.rpacan.com core diameter varies, including: BQ (36.4 mm), NQ (47.6 mm), HQ (63.5 mm), and TT-46 (35.3 mm). FIGURE 10-3 DRILLING INFORMATION ORGANIZATION DRILLING PATTERN AND DENSITY Exploration drilling is generally completed over a 50 m by 50 m grid, whereas infill drilling is designed to cover a 15 m by 15 m grid. The overall distribution of drill holes and channel samples has been concentrated around the Santa Bárbara, San Gerardo stock, and Integration zones. DRILL CORE SAMPLING Drill core sampling is carried out under the supervision of the Sampling Geologist Supervisor and completed after the geotechnical and geological logging, and photographing the whole core. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 10-6

www.rpacan.com The length of the samples varies between 0.30 m and 2.00 m depending on the structure and lithology. Once the sample length and cut-line have been defined by the supervising geologist, the core is cut longitudinally into two equal parts using an electric diamond drill core saw. If the core is very fractured, the sampler separates and removes 50% of the fragmented material for the sample. The fragments are deposited in a pre-coded polyethylene bag and transported to the laboratory. CHANNEL SAMPLING Channel samples are treated as drill holes in the database, with a location, survey (direction: azimuth and inclination), and associated sampling/assay data. Table 10-2 lists the amount of channel sampling completed since 2001 by year. Figure 10-4 illustrates the distribution of the channel sampling. Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the inspection of the sampling supervisor geologist. Channel samples are collected between the hanging wall and footwall contacts of mineralized zones. A channel sample area is marked, oriented perpendicular to the strike of the mineralized structure. In general, the spacing between each channel sample is 2.0 m. The width of each channel sample is approximately 0.2 m to 0.3 m wide, and 2.0 cm deep. The sample area is first washed down to provide a clear view of the vein. The channel is sampled by taking a succession of chips in sequence from the hanging wall to the footwall. If the width of the vein, or length of the channel sample, is longer than 1.5 m, sample lengths shorter than 1.5 m are collected. If the width of the vein is smaller than 0.2 m, the width of the sample is increased to 0.4 m to obtain a sufficient sample size. Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle cradle to collect the rock fragments. The cradle consists of a sack, with the mouth kept open by a wire ring. The collected sample material is then placed on a mat measuring 1.0 m by 1.2 m; the larger sample fragments are then broken down to smaller fragments, less than approximately 2.0 cm, using a four-or six-pound hammer. Subsequently, the sample material is mixed, and approximately one quarter of the mixed material is separated to obtain a representative sample (cone-and-quarter method), with a Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 10-7

RPA www.rpacan.com

target weight of between 2.5 and 3.0 kg. The final sample is placed in a bag with a coded ticket, and shipped to the Inspectorate Mina laboratory. Channel sampling was discontinued in 2016.

**TABLE 10-2 SUMMARY OF CHANNEL SAMPLING BY YEAR**
**Nexa Resources S.A. – Atacocha Mine**

| Year | Quantity | Metres |
|---|---|---|
| 2001 | 2,406 | 5,737.24 |
| 2002 | 8,523 | 23,044.88 |
| 2003 | 8,358 | 23,094.19 |
| 2004 | 6,316 | 23,035.27 |
| 2005 | 7,105 | 28,203.90 |
| 2006 | 9,505 | 36,975.60 |
| 2007 | 7,360 | 27,625.23 |
| 2008 | 6,141 | 22,777.25 |
| 2009 | 3,446 | 16,523.95 |
| 2010 | 2,357 | 12,879.30 |
| 2011 | 1,824 | 9,549.45 |
| 2012 | 1,949 | 10,376.30 |
| 2013 | 1,463 | 8,531.15 |
| 2014 | 1,290 | 7,652.65 |
| 2015 | 951 | 5,339.45 |
| 2016 | 112 | 648.60 |
| **Total** | **69,106** | **261,994.40** |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 10-8**

www.rpacan.com 10-9 N Figure 10-4 02004006008001000 Metres March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Distribution of Channel Samples Projected to Surface Legend:

www.rpacan.com DRILLING AND CHANNEL SAMPLING RESULTS The analysis and interpretation of drilling and channel sampling data is continually incorporated into the Atacocha 3D geological model. The database is used by two dedicated 3D modelling geologists who work together and with the mine/production and exploration geologists to continually construct and update the 3D geological model. The 3D geological models are constructed in Datamine Studio RM and Leapfrog, primarily using geochemical assay results, particularly Zn, Pb, Cu, Ag, and Au, as well as underground geological level plan maps and interpreted cross-and transverse-sections. In RPA’s opinion, the drilling, core handling, logging, and sampling procedures employed at the Atacocha Deposit meet industry standards. In RPA’s opinion, there are no drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 10-10

www.rpacan.com 11 SAMPLE PREPARATION, ANALYSES AND SECURITY The core and channels samples are sent to several independent laboratories including Inspectorate (at the mine site and Lima), SGS (Lima), ALS (Lima) and Certimin (Lima). Testing protocols among these laboratories differ in their detection limit and methods applied. The Atacocha mine has a contract with Inspectorate, which began its operations mid-2011, and with ALS in mid-2017. Inspectorate is an independent and commercial laboratory, and is part of the Bureau Veritas, which is a global leader in testing, inspection, and certification A schematic flow chart showing the control and transfer of samples and related data is shown in Figure 11-1. SAMPLE PREPARATION AND ANALYSES Sampling was completed by Nexa mine geologists. The samples were collected from drill holes and channels. Samples were bagged and sent to Atacocha Inspectorate, SGS, Certimin, and ALS Lima for preparation and analysis. The weight of the samples was not recorded. Prepared samples were assayed principally for a suite of seven elements: Zn, Pb, Cu, Ag, Au, Bi, and Mn. Samples are initially coded and dried at 105°C for three hours. Following drying, the samples are crushed to a minimum of 85% passing a #10 mesh. The crushed samples are then reduced in size by passing the entire sample through a riffle splitter until 150 g to 200 g is obtained. The split samples are then pulverized to a minimum of 95% passing a #140 mesh. The pulverized samples are subsequently analyzed using an aqua regia digestion and atomic absorption spectroscopy (AAS). Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-1

www.rpacan.com FIGURE 11-1 SCHEMATIC FLOW CHART FOR SAMPLE AND DATA CONTROLS Source: Nexa Atacocha DENSITY MEASUREMENTS A total of 3,251 density samples were taken from 2013 to 2018 at the Atacocha deposit, and were tested by various laboratories. Nexa used ALS Peru S.A. and Certimin as independent laboratories for density determinations. A summary of the density measurements taken is presented in Table 11-1. A total of 2,154 samples were selected from Atacocha underground and 1,006 samples were selected from the San Gerardo open pit. Sample spacings ranged from approximately 20 m to 50 m. The samples were taken from a variety of lithological and mineralogical types. Photographs and brief descriptions were taken before sending the samples to the laboratory for density determinations. Density data is recorded into the main database. A total of 1,157 samples were collected from mineralized zones and a total of 2,002 samples were collected from waste rocks. For the mineralized zones, an average density value was applied. In the absence of sufficient data, Nexa has assigned an average density value of surrounding mineralized zones or the global average density value of all the mineralized zones. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-2

RPA

www.rpacan.com

**TABLE 11-1 DENSITY MEASUREMENTS**
**Nexa Resources S.A. – Atacocha Mine**

| Sample Type | Laboratory | Year | No. of Density Measurements |
|---|---|---|---|
| Drill core | ALS Peru S.A. | 2016 | 263 |
| | | 2017 | 126 |
| | | 2018 | 714 |
| | Atacocha Mine | 2013 | 2 |
| | | 2014 | 111 |
| | | 2015 | 16 |
| | Certimin | 2017 | 141 |
| | Shalipayco Project | 2013 | 50 |
| Channel /Rock | ALS Peru S.A. | 2016 | 720 |
| | | 2017 | 60 |
| | | 2018 | 97 |
| | Certimin S.A. | 2017 | 92 |
| | Shalipayco Project | 2013 | 859 |
| ***Total*** | | | **3,251** |

ALS Peru S.A. and Certimin laboratories use the water immersion method to determine the density of the provided samples. This method consists of coating the sample in paraffin wax, weighing the sample in air, then suspending the sample in water and weighing the sample again.

At Atacocha, a trained technician weighs the sample in air, then suspends the sample in water and measures the volume of displaced water.

## DATABASE MANAGEMENT

Database management is performed by a dedicated on-site geologist under the supervision of the Resource Geologist. Data are stored centrally on a Microsoft Cloud server in Fusion, a Datamine database product. Previously, digital logging sheets prepared by the geologist were uploaded to the database management system SIOM (Sistema Integrado de Operación Minera),which has now been superseded by Fusion. Original drill logs, structural logs, geotechnical logs, and details related to the hole are stored on site in a folder, specific to each drill hole. Folders are clearly labelled and stored in a cabinet in the office.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 11-3*

www.rpacan.com Assay certificates are mailed to the site by ALS Peru S.A and Inspectorate and emailed to Nexa’s mine and corporate Database Administrators. Certificates are reviewed by the mine Database Administrator prior to uploading information to Fusion. Access to the Atacocha database is by registered Fusion users from Nexa. Nexa maintains several user profiles with different access permissions and privileges defined by the Database Administrator. The data are updated automatically daily and weekly. Monthly back-ups are run following Nexa protocols. SAMPLE CHAIN OF CUSTODY AND STORAGE Core boxes were transported every day to the core shed by personnel from the drilling company. Samples were transported by a contractor supervised by the company personnel. Core boxes and samples were stored in safe, controlled areas. Chain-of-custody procedures were followed whenever samples were moved between locations and to and from the laboratory, by the filling out of sample submittal forms. QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS The Atacocha mine has historical data and information up through 2018 and has implemented a quality assurance/quality control (QA/QC) program. These processes comply with current industry best practices which involve appropriate procedures and routine insertion of certified reference materials (CRM), standards, blanks, and duplicates to monitor the sampling, sample preparation, and analytical processes. Analysis of QA/QC data is performed to assess the reliability of all sample assay data and the confidence in the data used for resource estimation. Quality control samples have been inserted into the sample stream since 2014 and channel samples since 2012. The Atacocha mine routinely sends in-house CRMs, blanks, field, reject (preparation), and pulp (laboratory) duplicates. During 2018, Nexa incorporated systematic external checks into the QA/QC program. Check assay programs were also carried out prior to 2018. Pulps were sent to external laboratories for analysis. Currently, the mine laboratory (Inspectorate) and ALS analyze samples from infill drilling and brownfield exploration drilling, respectively. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-4

RPA
www.rpacan.com

During 2006 to 2007 drilling campaign, samples were sent to SGS for analysis. From 2007 to present, underground infill drilling samples are sent to Inspectorate laboratory. If the mine laboratory is running out of capacity, samples are delivered to Certimin laboratory.

The approximate insertion rates for exploration samples are summarized in Table 11-2. The actual insertion rates vary slightly by year and sample type.

**TABLE 11-2 QC INSERTION RATES**
**Nexa Resources S.A. – Atacocha Mine**

| Year | Control | Type | Drill Hole No. Samples | Drill Hole Insertion Rate (%) | Channel No. Samples | Channel Insertion Rate (%) |
|---|---|---|---|---|---|---|
| 2012 - 2017 | Blanks | Pulp | 1,917 | 3 | 835 | 3 |
| | | Coarse | 1,930 | 3 | 455 | 1 |
| | In-house CRMs | Low grade | 1,642 | 3 | 358 | 1 |
| | | Intermediate grade | 1,832 | 3 | 139 | 0 |
| | | High grade | 1,559 | 3 | 719 | 2 |
| | Duplicates | Field | 1,715 | 3 | 696 | 2 |
| | | Reject | 2,043 | 3 | 770 | 2 |
| | | Pulps | 1,473 | 2 | 955 | 3 |
| | | **All control samples** | **14,111** | **23** | **4,927** | **15** |
| 2018 | Blanks | Pulp | 1,374 | 2 | | |
| | | Coarse | 1,304 | 2 | | |
| | In-house CRMs | Low grade | 1,081 | 2 | | |
| | | Intermediate grade | 1,107 | 2 | | |
| | | High grade | 1,103 | 2 | | |
| | Duplicates | Field | 1,605 | 2 | | |
| | | Reject | 1,621 | 3 | | |
| | | Pulps | 2,277 | 3 | | |
| | | **All control samples** | **11,472** | **17** | | |

## CERTIFIED REFERENCE MATERIAL

Results from the regular submission of CRMs, prepared in-house and certified by accredited laboratories, are analyzed to identify problems with specific sample batches and long-term biases associated with the assay laboratories. CRMs were inserted into the sample stream by technicians trained in quality control procedures. CRMs inserted with drill core samples since the 2014 are detailed in Table 11-3 and with channel samples since 2012 in Table 11-4. Nine CRMs using in-house material were certified by Target Rocks Peru S.A.C. (MAT 04 to MAT-12) and eight standards ("STD" pre-fixes) were certified by Actlabs Skyline Perú S.A.C.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 11-5*

RPA
www.rpacan.com

## TABLE 11-3 CRMs USED WITH DRILLING SAMPLES SINCE 2014
### Nexa Resources S.A. – Atacocha Mine

| Standard | No. Submitted | Laboratory | Year |
|---|---|---|---|
| MAT-04 | 165 | Inspectorate | 2012-2013-2014-2015-2016 |
| MAT-05 | 69 | Inspectorate | 2012-2013-2014-2016 |
| MAT-06 | 66 | Inspectorate | 2012-2013-2014-2015 |
| MAT-07 | 519 | ALS- Inspectorate | 2014-2016-2017 |
| MAT-08 | 543 | ALS- Inspectorate | 2016- 2017 |
| MAT-09 | 758 | ALS- Inspectorate | 2016- 2017 |
| MAT-10 | 1,044 | ALS-Inspectorate-Certimin | 2017-2018 |
| MAT-11 | 1,074 | ALS-Inspectorate-Certimin | 2017-2018 |
| MAT-12 | 1,076 | ALS-Inspectorate-Certimin | 2017-2018 |
| STD1_ ACTLABS2015 | 116 | ALS- Inspectorate | 2015-2016 |
| STD12_ ACTLABS2015 | 914 | Inspectorate | 2013-2014-2015-2016 |
| STD13_ ACTLABS2015 | 988 | ALS- Inspectorate | 2013-2014-2015-2016 |
| STD14_ ACTLABS2015 | 926 | Inspectorate | 2013-2014-2015-2016 |
| STD2_ ACTLABS2014 | 351 | ALS-Inspectorate | 2013-2014-2015-2016 |
| STD2_ ACTLABS2015 | 18 | ALS-Inspectorate | 2016 |
| STD3_ ACTLABS2014 | 158 | ALS-Inspectorate | 2013-2014-2015-2016 |
| STD3_ ACTLABS2015 | 78 | ALS-Inspectorate | 2016 |
| **Total** | **8,863** | | |

## TABLE 11-4 CRMs USED WITH CHANNEL SAMPLES SINCE 2012
### Nexa Resources S.A. – Atacocha Mine

| Standard | No. Submitted | Laboratory | Year |
|---|---|---|---|
| MAT-04 | 78 | Inspectorate | 2014-2015 |
| MAT-05 | 42 | Inspectorate | 2014 |
| MAT-06 | 48 | Inspectorate | 2014 |
| STD3_NOCERTIF | 223 | Inspectorate | 2012-2013-2014 |
| STD12_ACTLABS2015 | 57 | Inspectorate | 2013-2015 |
| STD13_ACTLABS2015 | 52 | Inspectorate | 2013-2015 |
| STD14_ACTLABS2015 | 64 | Inspectorate | 2013-2015 |
| STD2_ACTLABS2014 | 45 | Inspectorate | 2014-2015 |
| STD3_ACTLABS2014 | 51 | Inspectorate | 2014-2015 |
| STD3_NOCERTIF | 276 | Inspectorate | 2012-2013 |
| **Total** | **936** | | |

***PREVIOUS WORK (2012-2017)***

The CRM expected values are listed in Table 11-5.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 11-6*

RPA
www.rpacan.com

**TABLE 11-5 CRMs USED AT ATACOCHA FROM 2012 TO 2017**
**Nexa Resources S.A. – Atacocha Mine**

| Laboratory | Method | Standard | Au (ppm) | | Ag (oz) | | Pb (%) | | Zn (%) | | Cu (%) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Best Value | Std Dev | Best Value | Std Dev | Best Value | Std Dev | Best Value | Std Dev | Best Value | Std Dev |
| TARGET ROCKS | Four Acid Digestion | MAT-04 | | | 0.94 | 0.03 | 0.7 | 0.02 | 0.279 | 0 | 0.162 | 0 |
| | | MAT-05 | | | 4.12 | 0.12 | 2.37 | 0.03 | 2.5 | 0.06 | 0.576 | 0.01 |
| | | MAT-06 | | | 15.08 | 0.21 | 7.75 | 0.1 | 7.98 | 0.12 | 2.53 | 0.06 |
| | | MAT-07 | 0.346 | 0.04 | 0.31 | 0.02 | 0.22 | 0.01 | 0.188 | 0 | 0.009 | 0 |
| | | MAT-08 | 0.337 | 0.04 | 3.57 | 0.12 | 1.2 | 0.03 | 2.73 | 0.04 | 0.29 | 0.01 |
| | | MAT-09 | 0.828 | 0.02 | 11.25 | 0.4 | 11.01 | 0.25 | 15.44 | 0.33 | 0.501 | 0.01 |
| ACTLABS SKYLINE PERU | Multi-Acid Digestion + AAS | STD1_ ACTLABS2015 | | | 0.461 | 0.05 | 0.39 | 0.01 | 0.78 | 0.01 | 0.153 | 0 |
| | | STD12_ ACTLABS2015 | | | 0.455 | 0.03 | 0.278 | 0.01 | 0.57 | 0.01 | 0.145 | 0 |
| | | STD13_ ACTLABS2015 | | | 1.6 | 0.06 | 1.12 | 0.01 | 3.29 | 0.04 | 0.23 | 0.01 |
| | | STD14_ ACTLABS2015 | | | 5.66 | 0.33 | 3.66 | 0.07 | 7.3 | 0.05 | 0.561 | 0.01 |
| | | STD2_ ACTLABS2014 | | | 0.93 | 0.03 | 0.46 | 0.01 | 3.07 | 0.04 | 0.36 | 0.01 |
| | | STD2_ ACTLABS2015 | | | 1.44 | 0.09 | 1.26 | 0.02 | 4 | 0.04 | 0.196 | 0 |
| | | STD3_ ACTLABS2014 | | | 3.72 | 0.09 | 3.62 | 0.05 | 7.34 | 0.16 | 0.21 | 0.01 |
| | | STD3_ ACTLABS2015 | | | 3.13 | 0.16 | 3.04 | 0.04 | 6.72 | 0.14 | 0.267 | 0.01 |
| No information | | STD3_ SNCERT-OLD | Without certificate | | | | | | | | | |
| | | STD1 | | | | | | | | | | |
| | | STD3 | | | | | | | | | | |

Nexa sent 2,587 CRMs to the Atacocha Inspectorate laboratory with 31,617 drill core samples (a submission rate of 1 in 12 samples) in 2014 to 2017 and 27,307 channel samples with 1,613 CRMs (a submission rate of 1 in 17 samples) from 2012 to 2015.

Nexa sent a total of 1,157 CRMs to the Lima Inspectorate laboratory, with 14,190 drill hole samples (a submission rate of 1 in 12 samples) submitted from November 2015 to August 2016, and a total of 1,289 CRMs to ALS, with 21,648 drill hole samples (a submission rate of 1 in 17 samples) submitted from August 2016 to April 2017

Overall, most of the CRMs results for zinc, lead, copper, silver, and gold are within acceptable limits. RPA noticed some CRM numbering mix-ups during 2016, and some narrow failure limits for low grade CRMs that unfairly influenced the overall CRM failure statistics.

***CURRENT WORK (2018)***

During 2018, Atacocha sent 66,083 drill core samples, and 3,291 CRMs resulting in an insertion rate of 5.0% .

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 11-7*

RPA
www.rpacan.com

Tables 11-6 to 11-8 lists the certified values of the CRMs for Zn, Pb, Cu, Ag and Au; and the summary of the assay performance for the CRMs.

**TABLE 11-6 ATACOCHA CRM VALUES AND ASSAY PERFORMANCE AT CERTIMIN LABORATORY**
**Nexa Resources S.A. – Atacocha Mine**

| Laboratory | Type Standard | Element | No. Samples | Best Value | Mean | Bias | Failure Rates |
|---|---|---|---|---|---|---|---|
| CERTIMIN | Low grade MAT10 | Au(g/t) | 9 | 0.25 | 0.25 | -0.50% | 0% |
| | | Ag(oz/t) | 9 | 0.28 | 0.28 | 0.10% | 0% |
| | | Cu (%) | 9 | 0.25 | 0.26 | 3.60% | 0% |
| | | Pb (%) | 9 | 0.11 | 0.12 | 5.40% | 0% |
| | | Zn (%) | 9 | 0.30 | 0.29 | -2.50% | 0% |
| | Medium grade MAT11 | Au(g/t) | 27 | 0.93 | 0.95 | 2.30% | 0% |
| | | Ag(oz/t) | 27 | 1.76 | 1.69 | -3.90% | 0% |
| | | Cu (%) | 27 | 0.17 | 0.17 | 2.10% | 0% |
| | | Pb (%) | 27 | 1.37 | 1.36 | -1.00% | 0% |
| | | Zn (%) | 27 | 2.19 | 2.13 | -2.80% | 7% |
| | High grade MAT12 | Au(g/t) | 26 | 8.98 | 9.45 | 5.20% | 0% |
| | | Ag(oz/t) | 26 | 8.62 | 8.69 | 0.90% | 0% |
| | | Cu (%) | 26 | 0.18 | 0.18 | 1.30% | 0% |
| | | Pb (%) | 26 | 6.83 | 6.79 | -0.60% | 0% |
| | | Zn (%) | 26 | 6.95 | 6.85 | -1.40% | 0% |

**TABLE 11-7 ATACOCHA CRM VALUES AND ASSAY PERFORMANCE AT ALS LABORATORY**
**Nexa Resources S.A. – Atacocha Mine**

| Laboratory | Type Standard | Element | No. Samples | Best Value | Mean | Bias | Failure Rates |
|---|---|---|---|---|---|---|---|
| ALS | Low grade MAT10 | Au (g/t) | 794 | 0.25 | 0.25 | 0.70% | 2% |
| | | Ag (oz/t) | 794 | 0.28 | 0.27 | 6.40% | 1% |
| | | Cu (%) | 794 | 0.25 | 0.26 | 5.00% | 1% |
| | | Pb (%) | 794 | 0.11 | 0.11 | 1.90% | 0% |
| | | Zn (%) | 794 | 0.30 | 0.29 | -3.20% | 0% |
| | Medium grade MAT11 | Au (g/t) | 777 | 0.93 | 0.94 | 0.50% | 1% |
| | | Ag (oz/t) | 777 | 1.76 | 1.66 | 4.10% | 1% |
| | | Cu (%) | 777 | 0.17 | 0.18 | 2.80% | 1% |
| | | Pb (%) | 777 | 1.37 | 1.34 | -2.40% | 1% |
| | | Zn (%) | 777 | 2.19 | 2.13 | -2.80% | 1% |
| | High grade MAT12 | Au (g/t) | 768 | 8.98 | 9.04 | 0.60% | 2% |
| | | Ag (oz/t) | 768 | 8.62 | 7.95 | 1.70% | 1% |
| | | Cu (%) | 768 | 0.18 | 0.18 | 3.10% | 1% |
| | | Pb (%) | 768 | 6.83 | 6.67 | -2.30% | 1% |
| | | Zn (%) | 768 | 6.95 | 6.91 | -0.50% | 1% |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 11-8*

RPA
www.rpacan.com

**TABLE 11-8 ATACOCHA CRM VALUES AND ASSAY PERFORMANCE AT INSPECTORATE LABORATORY**
**Nexa Resources S.A. – Atacocha Mine**

| Laboratory | Type Standard | Element | No. Samples | Best Value | Mean | Bias | Failure Rates |
|---|---|---|---|---|---|---|---|
| INSPECTORATE | Low grade MAT10 | Au(g/t) | 278 | 0.25 | 0.24 | -1.20% | 5% |
| | | Ag(oz/t) | 278 | 0.28 | 0.29 | 5.00% | 3% |
| | | Cu (%) | 278 | 0.25 | 0.27 | 6.10% | 3% |
| | | Pb (%) | 278 | 0.11 | 0.12 | 3.00% | 3% |
| | | Zn (%) | 278 | 0.30 | 0.3 | -1.20% | 3% |
| | Medium grade MAT11 | Au(g/t) | 303 | 0.93 | 0.95 | 2.30% | 0% |
| | | Ag(oz/t) | 303 | 1.76 | 1.82 | 3.60% | 0% |
| | | Cu (%) | 303 | 0.17 | 0.18 | 3.10% | 1% |
| | | Pb (%) | 303 | 1.37 | 1.38 | 0.70% | 1% |
| | | Zn (%) | 303 | 2.19 | 2.24 | 2.50% | 1% |
| | High grade MAT12 | Au(g/t) | 309 | 8.98 | 8.94 | -0.40% | 2% |
| | | Ag(oz/t) | 309 | 8.62 | 8.86 | 2.80% | 0% |
| | | Cu (%) | 309 | 0.18 | 0.18 | 1.00% | 0% |
| | | Pb (%) | 309 | 6.83 | 6.75 | -1.20% | 1% |
| | | Zn (%) | 309 | 6.95 | 6.92 | -0.50% | 0% |

In RPA's opinion, the CRMs cover a reasonable range of grades with respect to the overall resource grades. RPA recommends that Nexa make new high grade zinc and lead CRMs. RPA also recommends implementing procedures that will reduce the CRM failure rates.

## BLANKS

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Field blank samples are composed of barren material that have grades that are less than the detection limits.

### *PREVIOUS WORK (2012-2017)*

A total of 1,752 blanks with 25,925 drill hole samples and a total of 290 blanks with 18,993 channel samples from January 2014 to February 2017 (a submission rate of 1 in 15 samples) were sent to Atacocha Inspectorate.

A total of 1,824 blanks with 30,370 drill hole samples from 2014 to 2017 (a submission rate of 1 in 17 samples) were sent to Lima Inspectorate.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 11-9*

www.rpacan.com A total of 1,315 blanks with 22,089 drill hole samples from August 2016 to April 2017 (a submission rate of 1 in 17 samples) were sent to ALS. The results in all the laboratories show a pass rate greater than 98% indicating negligible contamination. CURRENT WORK (2018) In the 2018 evaluation, 1,304 coarse blanks (2.1%) and 1,374 fine blanks (2.0%) were inserted with core samples and showed no significant contamination during the preparation and analysis. Tables 11-9 and 11-10 show the results of the coarse and fine blanks, respectively. TABLE 11-9COARSE BLANK RESULTS FOR 2018 Nexa Resources S.A. – Atacocha Mine Rate % TABLE 11-10FINE BLANK RESULTS FOR 2018 Nexa Resources S.A. – Atacocha Mine Total Failure e Rate In RPA’s opinion, the results of the blanks are within acceptable limits at all three laboratories. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-10 CERTIMIN Element TotalFailureFailure Rate% ALS TotalFailureFailure Rate % INSPECTORATE Failur % Au(g/t) 64 0 0.00% Ag(oz/t) 64 0 0.00% Cu (%)6400.00% Pb (%)6400.00% Zn (%)6400.00% 83900.00% 83900.00% 83910.10% 83900.00% 83910.10% 47100.00% 47100.00% 47100.00% 47100.00% 47100.00% CERTIMIN Element Total FailureFailure Rate% ALS Total FailureFailure Rate % INSPECTORATE Total FailureFailure Au(g/t) 56 0 0.00% Ag(oz/t) 56 0 0.00% Cu (%) 56 0 0.00% Pb (%) 56 0 0.00% Zn (%) 56 0 0.00% 79020.30% 79010.10% 79020.30% 79070.90% 790202.50% 45800.00% 45800.00% 45800.00% 45800.00% 45800.00%

www.rpacan.com DUPLICATES Duplicates help assess the natural local-scale grade variance or nugget effect and are also useful for detecting sample numbering mix-ups. The field (core) duplicates help monitor the grade variability as a function of both sample homogeneity and laboratory error. The precision of sampling and analytical results can be quantified by re-analyzing the same sample using the same methodology. The variance between the measured results will measure their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are several different duplicate sample types, which can be used to determine the precision of the entire sampling process, sample preparation, and analytical process. Blind duplicate samples are submitted to the laboratory. A description of the different types of duplicates used by Atacocha is provided in Table 11-11. TABLE 11-11DUPLICATE TYPES AND DESCRIPTIONS Nexa Resources S.A. – Atacocha Mine Duplicate Description The sample generated by another sampling operation at the same collection point includes a duplicate sample taken from a quarter of the drill core sample. Since mid-2016, a duplicate sample was taken from the second half of the drill core sample. The second sample obtained from splitting the coarse crushed rock during sample preparation and submitted blind to the same laboratory that assayed the original sample. Field Reject The second sample obtained from splitting the pulverized material during sample preparation and submitted blind at a later date to the same laboratory that assayed the original pulp. Pulp Numerous plots and graphs are used monthly to monitor precision and bias levels. A brief description of the plots employed in the analysis of Atacocha duplicate data is provided below: • Scatter plot: assesses the scattering degree of the duplicate result plotted against the original value, which allows for bias characterization and regression calculations. • Ranked half absolute relative difference (HARD) of samples plotted against their rank % value. HARD: 1) 2) 3) Acceptable HARD value for field duplicates is < 30% Acceptable HARD value for coarse duplicate is < 20% Acceptable HARD value for pulp is < 10 % Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-11

www.rpacan.com Duplicates were submitted with channel samples and drill core samples. If both the original and duplicate results returned a value less than two times the detection limit, the results were disregarded for the HARD analysis due to distortion in the precision levels at very low grades. PREVIOUS WORK (2012-2017) Atacocha sent duplicate samples to Atacocha Inspectorate, Lima Inspectorate, and ALS. RPA reviewed the duplicate results for zinc, lead, copper, silver, and gold and found that they generally compare well. Some of the pulp duplicates at the Atacocha Inspectorate for zinc, lead, and copper fall outside the 10% relative hard value threshold. CURRENT WORK (2018) Duplicate control charts were prepared for Zn, Au, Ag, Cu, and Pb in both laboratories. Overall, the duplicate results show relatively good assay precision, with the exception of zinc field duplicates due to the variability that is inherent in the samples. Table 11-12 shows the results of the duplicate samples analyzed. RPA recommends continuing to select duplicates that are representative of the mineralization Zn, Pb, Cu, Ag, and Au grade ranges, and completing ongoing studies to investigate the component of variability that is inherent in the sample, versus the component due to assay precision. TABLE 11-12ERROR RATES OF DUPLICATES Nexa Resources S.A. – Atacocha Mine Rate % Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-12 Field Duplicates LaboratoryElementSampleFailureFailure Rate% Coarse Duplicates SampleFailureFailure Rate % Pulp Duplicates Sample FailureFailure Au(g/t)4237% Ag(oz/t)4225% CERTIMINCu (%)422 5% Pb (%)42512% Zn (%)42819% 5100% 5100% 5100% 51612% 5100% 7611% 7657% 7600% 7600% 7600% Au(g/t)1092333% Ag(oz/t)1092384% ALSCu (%)1092394% Pb (%)109212311% Zn (%)109215014% 1,09230% 1,09261% 1,09240% 1,09212311% 1,092182% 1,519342% 1,51940% 1,51930% 1,51920% 1,51910%

www.rpacan.com Rate % ATACOCHA EXTERNAL CHECK SAMPLES Nexa sent 261 pulp samples analyzed at Inspectorate to ALS and 495 sample pulps analyzed at ALS to Certimin for referee check assays. Approximately a two percent insertion rate is used for external check samples. Statistics for the check assay results are shown in Tables 11-13 and 11-14. TABLE 11-13CHECK ASSAYS AT ALS LABORATORY Nexa Resources S.A. – Atacocha Mine TABLE 11-14CHECK ASSAYS AT CERTIMIN LABORATORY Nexa Resources S.A. – Atacocha Mine Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-13 Zn % Primary Secondary Pb % Primary Secondary Cu % Primary Secondary Ag g/t Primary Secondary Au g/t Primary Secondary Number of Samples (N):404404 Mean:4.044.02 Maximum Value:3435 Minimum Value:00 Median:11 Variance:3938 Std. Dev:66 Coefficient of Variation:22 Correlation Coefficient0.999 % Diff Between Means0.6% 332332 2.512.49 3938 00 11 2827 55 22 0.998 0.7% 333333 0.240.23 33 00 00 00 00 22 0.999 1.4% 434434 71.8971.50 17111740 00 1211 3422935583 185189 33 0.999 0.6% 431431 0.830.86 8888 00 00 2628 55 66 0.989 -3.7% Zn % Primary Secondary Pb % Primary Secondary Cu % Primary Secondary Ag g/t Primary Secondary Au g/t Primary Secondary Number of Samples (N):330330 Mean:3.713.78 Maximum Value:2930 Minimum Value:00 Median:11 Variance:3738 Std. Dev:66 Coefficient of Variation:22 Correlation Coefficient0.999 % Diff Between Means-2.0% 286286 1.331.38 2828 00 00 1213 34 33 0.995 -4.0% 276276 0.360.37 77 00 00 00 11 22 0.999 -3.9% 226226 84.2393.32 33933550 10 1110 83400112631 289336 34 0.960 -10.8% 226226 0.280.27 97 00 00 10 11 32 0.991 3.5% Field Duplicates LaboratoryElementSampleFailureFailure Rate% Coarse Duplicates SampleFailureFailure Rate % Pulp Duplicates Sample FailureFailure Au(g/t)47161% Ag(oz/t)471112% INSPECTORATE Cu (%)471204% Pb (%)47130 6% Zn (%)4716514% 47800% 47800% 47810% 478306% 47810% 68251% 68200% 68230% 68230% 68210%

www.rpacan.com The results for zinc gave a correlation coefficient of 0.99, which is very good. There were some samples removed as they were at detection limit value. The check assay results compared well, showing very high overall correlation coefficients, except for the ALS silver value, which was less at 0.96%. For silver, a potential negative bias of approximately 10% at Inspectorate in comparison to ALS should be investigated. RPA is of the opinion that the mine laboratory zinc, lead, copper, silver, and gold assays are reliable and meet industry standards. QA/QC RECOMMENDATIONS RPA’s QA/QC recommendations are as follows: • Revaluate the 2012 to 2017 QA/QC failure rates after removing CRM numbering mix-ups and adjusting the failure limits for certain CRMs. • Include CRMs with check assays. • Investigate the potential 10% negative silver bias at Inspectorate. • Select duplicates and check assays in mineralized zones. In RPA’s opinion, the QA/QC program, as designed and implemented by Nexa is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 11-14

www.rpacan.com 12 DATA VERIFICATION Rosmery Cardenas, Principal Geologist with RPA and an independent QP, visited the Atacocha Mine from September 5 to 7, 2018. During the site visit, Ms. Cardenas reviewed plans and sections, visited the core shack, examined some drill cores and mineralization exposures at the underground mine, and held discussions with Nexa personnel. RPA performed checks on the Atacocha Mineral Resource database by comparing 2017 assay certificates to the assay values in the database. The database values correspond well with the assay certificate data. As part of the data verification process, RPA inspected the drill holes in section and plan view to review geological interpretation related to drill hole and channel database, and found good correlation. RPA queried the database for unique headers, unique samples, duplicate holes, overlapping intervals, blank and zero grade assays, and long interval sample, and reviewed QA/QC data collected by Nexa. RPA did not identify any significant discrepancies. During the last quarter of 2017, Nexa transferred the database from SIOM database management system and Excel files to Fusion software, and prepared an exhaustive number of checks to confirm the accuracy of the data migration. Nexa has implemented a series of routine verifications to ensure the collection of reliable data. Core logging, surveying, and sampling were monitored by exploration and mine geologists and verified routinely for consistency. The Atacocha resource database is regularly maintained and validated by the database administrator using Fusion software validation routines and by regularly checking the drill hole data on-screen visually. Nexa prepared “The Informe de Validación de Base de Datos Atacocha” report containing additional detail regarding the data validation (Nexa, 2019c). During this validation, Nexa found 76 channel and one drill hole creating inconsistencies with surrounding data. As a result, these holes and channel were removed from the resource database. In 2017, Amec Foster Wheeler (Amec) audited the Atacocha database. Amec reviewed and validated the information from 2011 to 2017 compiled by Atacocha. Amec used signed assay certificates to verify the assays in the database; some inconsistencies were observed in Zn and Cu assays. Other checks included collar locations, downhole survey measurements, and Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 12-1

www.rpacan.com lithology codes. Some inconsistencies were observed. In addition, a comparison between drill hole assay and channel assay was performed. The test compared results of nearby holes by searching for channel samples near drill holes within a four-metre distance. Amec constructed QQ plots and found that both grade distributions were very similar, with no bias observed (Amec, 2017). As part of SRK’s 2017 NI 43-101 Technical Report, SRK performed assay data verification by comparing assay certificates with values in the database. SRK found that a significant number of historical samples did not have assay certificates and downgraded some areas to Inferred as a result. Nexa has found more assay certificates since 2017 and completed a statistical and visual study that concluded that there were no significant issues with the historical data. RPA reviewed Nexa’s comparison work and concurred with the inclusion of historical data in the resource estimate with no classification downgrade. RPA found that the database is well maintained, and generally exceeds industry standards. RPA is of the opinion that database and database verification procedures for the Project comply with estimation. industry standards and are adequate for the purposes of Mineral Resource Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 12-2

www.rpacan.com 13 MINERAL PROCESSING AND METALLURGICAL TESTING TEST WORK Nexa is in the process of developing geometallurgical models for the Atacocha underground and San Gerardo open pit mines. In 2017, fifteen samples from Atacocha (nine from the open pit and six from the underground mine) were submitted for metallurgical testing. The samples were intended to be representative of the planned 2018 concentrator feed. Test work included mineralogy, hardness testing (Bond ball mill work index and abrasion index), and flotation testing (variability tests, locked cycle tests, and grind size evaluation). The geometallurgical sample selection and test work were planned with the assistance of Transmin Metallurgical Consultants (Transmin), and results and interpretation are reported by Transmin in the following report: • Estudio Geometalurgico Preliminar para Unidad Minera Atacocha, 13 June 2018 Initially, 30 samples of drill core were selected to represent ore to be processed by the concentrator in 2018 (six from the underground and 24 from the open pit), however, ultimately only 15 of these samples were selected for test work (five from the underground ore and 10 from the open pit ore). Priority was given to selecting samples from holes drilled in 2016 and 2017, so as to use the freshest possible material for metallurgical test work. Samples of the underground orebodies were selected to represent key parameters, including orebody, lithology, and grades of Pb, Cu, Zn, Ag, and Mn. Samples from the open pit were selected based on grades of Pb, Cu, Zn, Ag, and Mn; lithology and domain were not available for use in the sample selection for the open pit. Sample selection was also limited to areas in the block model with values of NSR > $47.79/t (underground) or NSR > $22.00/t (open pit) (Transmin, 2018). A summary of the samples selected for metallurgical test work is presented in Table 13-1. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-1

RPA
www.rpacan.com

## TABLE 13-1 ATACOCHA SAMPLES SELECTED FOR METALLURGICAL TEST WORK

### Nexa Resources S.A. – Atacocha Mine

| Sample | Orebody | Lithology | Location | Program |
|---|---|---|---|---|
| AAS-07 | Orebody 10 | intrusive | Open Pit | Comminution |
| AAS-07-01 | Orebody 10 | intrusive | Open Pit | Flotation / comminution |
| AAS-09-01 | Orebody 10 | intrusive | Open Pit | Flotation / comminution |
| AAS-10-01 | Orebody 10 | intrusive | Open Pit | Flotation / comminution |
| AAS-24-01 | Vein L | intrusive | Open Pit | - |
| AAS-27 | Vein LA27 | intrusive | Open Pit | Flotation / comminution |
| AAS-28 | Vein LA27 | intrusive | Open Pit | Flotation / comminution |
| AAS-29 | Vein LA27 | limestone | Open Pit | Flotation / comminution |
| AAS-30 | Vein LA27 | intrusive | Open Pit | Flotation / comminution |
| AAS-30-01 | Orebody 10 | intrusive | Open Pit | Flotation / comminution |
| AAS-05 | Anita Orebody | skarn | Underground | Flotation / comminution |
| AAS-31 | Orebody 23 | marble | Underground | Flotation |
| AAS-33 | Orebody 23 | mineralization | Underground | Flotation |
| AAS-34 | Orebody 18 | mineralization | Underground | Flotation |
| AAS-36 | Anita Orebody | mineralization | Underground | Flotation |

Source: Transmin, 2018

Sample AAS-24-01 was not submitted for test work as it was found to have very low grades of Pb, Cu, Zn, and Ag. Chemical analysis of the samples is shown in Table 13-2.

## TABLE 13-2 ANALYSIS OF SAMPLES SELECTED FOR METALLURGICAL TEST WORK

### Nexa Resources S.A. – Atacocha Mine

| Sample | Orebody | Lithology | Zone | Au g/t | Ag g/t | As % | Bi ppm | Cu % | Fe % | Mn % | Pb % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAS-07 | Orebody 10 | intrusive | OP | 0.18 | 6.00 | 0.064 | <5 | 0.0056 | 4.36 | 0.24 | 0.19 | 0.40 |
| AAS-07-01 | Orebody 10 | intrusive | OP | 0.26 | 8.10 | 0.071 | <5 | 0.0055 | 4.73 | 0.15 | 0.14 | 0.11 |
| AAS-09-01 | Orebody 10 | intrusive | OP | 1.99 | 38.2 | 0.12 | 10.0 | 0.041 | 4.12 | 0.23 | 0.94 | 1.64 |
| AAS-10-01 | Orebody 10 | intrusive | OP | 0.65 | 60.2 | 0.17 | 28.0 | 0.061 | 4.89 | 0.16 | 1.54 | 1.29 |
| AAS-24-01 | Vein L | intrusive | OP | <0,005 | 1.00 | 0.0005 | <5 | 0.00093 | 0.44 | 0.017 | 0.0013 | 0.0044 |
| AAS-27 | Vein LA27 | intrusive | OP | 0.14 | 39.3 | 0.065 | 16.0 | 0.035 | 4.24 | 0.48 | 1.81 | 1.18 |
| AAS-28 | Vein LA27 | intrusive | OP | 0.64 | 61.3 | 0.20 | <5 | 0.029 | 4.88 | 0.22 | 3.11 | 1.21 |
| AAS-29 | Vein LA27 | limestone | OP | 0.046 | 30.2 | 0.039 | <5 | 0.0074 | 1.75 | 0.56 | 1.52 | 1.90 |
| AAS-30 | Vein LA27 | intrusive | OP | 0.15 | 41.0 | 0.058 | 13.0 | 0.032 | 4.36 | 0.48 | 1.89 | 1.21 |
| AAS-30-01 | Orebody 10 | intrusive | OP | 0.44 | 80.0 | 0.13 | <5 | 0.047 | 5.39 | 0.22 | 3.96 | 1.70 |
| AAS-05 | Anita Orebody | skarn | UG | 0.098 | 16.6 | 0.022 | <5 | 0.18 | 17.2 | 0.17 | 0.35 | 0.94 |
| AAS-31 | Orebody 23 | marble | UG | 0.34 | 173 | 0.081 | 1,126 | 0.47 | 6.70 | 0.31 | 1.58 | 8.37 |
| AAS-33 | Orebody 23 | mineralization | UG | 0.60 | 89.6 | 0.59 | 1,492 | 0.36 | 19.0 | 1.31 | 0.51 | 6.72 |
| AAS-34 | Orebody 18 | mineralization | UG | 0.17 | 63.6 | 0.14 | 488 | 0.46 | 18.1 | 1.41 | 0.39 | 8.26 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 13-2*

www.rpacan.com Au Ag As Bi Cu Fe Mn Pb Zn SampleOrebodyLithologyZone g/t g/t % ppm % % % % % AAS-36 SB Orebody mineralization UG 0.22 6.40 0.0059 7.00 0.47 16.00.19 0.0039 10.1 Source: Transmin, 2018 Mineralogical analysis of the samples is presented in Figures 13-1 and 13-2. In the open pit samples, silicates make up the majority of the samples, ranging from 71% to 88%, whereas the underground samples typically contain lower amounts of silicates – the samples ranged from 20% to 70% silicates. A major component of the underground samples is carbonates, whereas carbonates are a minor component of the open pit samples. Open pit samples are notable for the presence of sphalerite containing Mn, arsenic-containing Pb sulphides, and the lack of chalcopyrite. The mineralogical characterization is summarized in Table 13-3. TABLE 13-3MINERALOGICAL CHARACTERIZATION SUMMARY Nexa Resources S.A. – Atacocha Mine Sulphides & Sulphates % Oxides & Hydroxides % Tellurides % Silicates % Carbonate % Others % Zone Sample Orebody AAS-29 AAS-30 AAS-30-01 AAS-28 AAS-07 AAS-09-01 AAS-07-01 AAS-27 AAS-10-01 AAS-24-01 Vein LA27 Vein LA27 Orebody 10 Vein LA27 Orebody 10 Orebody 10 Orebody 10 Vein LA27 Orebody 10 Vein L 0.04 0.020 0.04 0.04 0.015 0.03 0.00 0.03 0.07 0,000 9.5 15.1 24.6 17.5 11.1 13.0 10.7 15.2 17.1 9.5 72.3 74.5 71.1 78.4 84.7 83.3 85.6 81.8 80.1 88.0 0.22 0.35 0.36 0.40 0.32 0.36 0.312 0.36 0.46 0.50 16.1 8.3 2.7 2.50 2.30 2.1 1.6 1.4 1.18 1.0 1.75 1.71 1.08 0.95 1.19 1.01 1.05 1.01 0.96 1.00 OP AAS-31 AAS-33 AAS-34 AAS-05 AAS-36 Orebody 23 Orebody 23 Orebody 18 Anita Orebody SB Orebody 0.149 0.109 0.12 0.03 0.08 29.3 41.82 49.7 15.6 30.5 20.5 31.7 31.1 69.6 63.7 0.25 2.15 0.44 0.66 0.19 48.61 21.9 18.0 11.66 4.2 0.85 2.19 0.61 2.42 1.31 UG Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-3

www.rpacan.com FIGURE 13-1 BULK MINERALOGICAL ANALYSIS Source: Transmin, 2018 FIGURE 13-2 SULPHIDE MINERAL BREAKDOWN Source: Transmin, 2018 Comminution test results are shown in Table 13-4. The open pit ore is moderate to hard in terms of grindability, with low abrasiveness. Only one sample of underground ore was tested, Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-4

RPA
www.rpacan.com

and therefore no conclusions can be drawn about the general comminution characteristics of the underground ore.

**TABLE 13-4 COMMINUTION TEST WORK RESULTS**
**Nexa Resources S.A. – Atacocha Mine**

| Sample | Orebody | Litho | Zone | Ai g | BWi kWh/t |
|---|---|---|---|---|---|
| AAS-05 | Anita Orebody | Skarn | UG | 0.24 | 8.10 |
| AAS-07 | Orebody 10 | Intrusive | OP | 0.24 | 18.1 |
| AAS-07-01 | Orebody 10 | Intrusive | OP | 0.12 | 15.0 |
| AAS-09-01 | Orebody 10 | Intrusive | OP | 0.36 | 16.1 |
| AAS-10-01 | Orebody 10 | Intrusive | OP | 0.13 | 13.1 |
| AAS-27 | Vein LA27 | Intrusive | OP | 0.10 | 12.9 |
| AAS-30 | Vein LA27 | Intrusive | OP | 0.093 | 12.2 |
| AAS-28 | Vein LA27 | Intrusive | OP | 0.22 | 14.1 |
| AAS-30-01 | Orebody 10 | Intrusive | OP | 0.098 | 12.0 |

Source: Transmin, 2018

Five composite samples were produced for use in grind optimization and locked cycle flotation tests. Compositions of the composites are provided in Table 13-5.

**TABLE 13-5 ANALYSIS OF COMPOSITE SAMPLES**
**Nexa Resources S.A. – Atacocha Mine**

| Composite | Zone | Au g/t | Ag g/t | Cu % | Fe % | Mn % | Pb % | Zn % |
|---|---|---|---|---|---|---|---|---|
| AAC-01 | UG | 0.54 | 342 | 1.05 | 19.3 | 0.48 | 10.1 | 16.8 |
| AAC-02 | UG + OP | 0.87 | 355 | 0.36 | 13.8 | 2.62 | 9.48 | 12.4 |
| AAC-03 | OP | 0.83 | 228 | 0.22 | 4.62 | 0.98 | 8.57 | 12.6 |
| AAC-04 | Plant Oct 17 | 0.49 | 39 | 0.13 | 9.25 | 0.88 | 0.95 | 1.49 |
| AAC-05 | OP + UG | 0.48 | 36.4 | 0.07 | 6.8 | 0.31 | 1.43 | 1.29 |

Source: Transmin, 2018

Bulk rougher flotation was completed at three grind sizes on AAC-01, AAC-02, and AAC-03 at $P_{80}$ of 100 µm, 150 µm, and 200 µm. The tests indicated little sensitivity in terms of recovery to grind size in the range tested.

AAC-05 was used in locked cycle flotation testing, with six cycles completed. The primary grind size used was 48% passing 74 µm. Pb and Zn concentrates were produced with grades of 61.1% Pb and 53.3% Zn respectively. Final Pb and Zn recoveries to the Pb and Zn

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 13-5*

RPA
www.rpacan.com

concentrates were 84.1% and 85.9% respectively. Penalty elements As and Mn exceeded their respective limits: As in the Pb concentrate exceeded 8,000 ppm at 8,114 ppm, and Mn in the Zn concentrate exceeded the limit (0.5%) at 0.68%.

Rougher flotation variability tests were completed on 13 of the 15 variability samples, consisting of bulk and Zn rougher flotation. Flotation conditions were varied based on Pb and Zn grades of the samples, resulting in four different flotation schemes being used during the variability tests. Results of the tests are shown in Tables 13-6 and 13-7.

**TABLE 13-6 VARIABILITY TEST WORK BULK ROUGHER CONCENTRATE**
**Nexa Resources S.A. – Atacocha Mine**

| Sample | Zone | Weight % | Bulk Rougher Concentrate Grade | | | | | | Recovery (%) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Ag g/t | Cu % | Pb % | Zn % | As % | Mn % | Ag | Cu | Pb | Zn | As | Mn |
| AAS-07-01 | OP | 2.09 | 190 | 0.18 | 3.70 | 1.06 | 0.59 | 0.061 | 53.1 | 30.4 | 58.1 | 20.7 | 17.3 | 0.86 |
| AAS-09-01 | OP | 4.98 | 654 | 0.76 | 16.7 | 5.38 | 1.18 | 0.12 | 88.5 | 82.3 | 91.8 | 17.2 | 49.0 | 2.62 |
| AAS-27 | OP | 5.58 | 867 | 0.71 | 28.3 | 2.05 | 0.76 | 0.054 | 87.8 | 79.6 | 90.5 | 31.1 | 63.3 | 0.63 |
| AAS-29 | OP | 2.90 | 904 | 0.19 | 46.7 | 5.72 | 0.23 | 0.37 | 84.4 | 39.1 | 88.9 | 9.11 | 17.0 | 1.93 |
| AAS-10-01 | OP | 8.49 | 611 | 0.70 | 15.5 | 7.21 | 1.14 | 0.11 | 91.1 | 85.3 | 91.7 | 50.3 | 57.5 | 5.66 |
| AAS-28 | OP | 7.66 | 684 | 0.33 | 34.4 | 9.19 | 1.40 | 0.16 | 88.5 | 75.1 | 89.4 | 58.4 | 52.6 | 5.61 |
| AAS-30 | OP | 4.75 | 827 | 0.68 | 35.4 | 11.9 | 0.24 | 0.29 | 91.0 | 79.5 | 93.8 | 50.1 | 19.4 | 2.85 |
| AAS-30-01 | OP | 11.8 | 647 | 0.39 | 29.6 | 7.99 | 0.65 | 0.085 | 91.5 | 84.8 | 94.0 | 55.9 | 56.9 | 4.51 |
| AAS-05 | UG | 1.05 | 801 | 11.4 | 29.0 | 2.87 | 0.10 | 0.061 | 51.8 | 65.4 | 82.2 | 3.20 | 4.70 | 0.38 |
| AAS-31 | UG | 5.47 | 2,815 | 5.00 | 25.2 | 22.7 | 0.27 | 0.20 | 83.3 | 57.0 | 91.6 | 15.0 | 18.0 | 3.57 |
| AAS-33 | UG | 3.36 | 2,131 | 5.92 | 12.2 | 12.6 | 0.73 | 0.68 | 78.1 | 54.4 | 82.6 | 6.59 | 4.21 | 1.74 |
| AAS-34 | UG | 1.60 | 2,512 | 3.61 | 18.0 | 4.47 | 0.58 | 0.67 | 64.1 | 13.3 | 77.5 | 0.90 | 6.73 | 0.76 |
| AAS-36 | UG | 0.22 | 77.2 | 0.46 | 0.54 | 3.71 | 0.0076 | 0.19 | 2.16 | 0.20 | 23.1 | 0.080 | 0.28 | 0.22 |

Source: Transmin, 2018

**TABLE 13-7 VARIABILITY TEST WORK ZINC ROUGHER CONCENTRATE**
**Nexa Resources S.A. – Atacocha Mine**

| Sample | Zone | Weight, % | Zinc Rougher Concentrate Grade | | | | | | Recovery (%) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Ag g/t | Cu % | Pb % | Zn % | S % | Fe % | Ag | Cu | Pb | Zn | S | Fe |
| AAS-07-01 | OP | 9.94 | 21.1 | 0.024 | 0.23 | 0.70 | 0.41 | 0.079 | 28.0 | 19.4 | 17.4 | 65.4 | 57.2 | 5.35 |
| AAS-09-01 | OP | 9.65 | 30.5 | 0.031 | 0.40 | 13.1 | 0.41 | 0.24 | 7.99 | 6.60 | 4.21 | 81.4 | 33.3 | 10.1 |
| AAS-27 | OP | 10.4 | 47.3 | 0.049 | 1.01 | 2.23 | 0.23 | 0.10 | 8.95 | 10.3 | 6.05 | 63.4 | 35.5 | 2.17 |
| AAS-29 | OP | 6.78 | 32.7 | 0.036 | 0.68 | 22.9 | 0.21 | 0.70 | 7.14 | 17.0 | 3.03 | 85.1 | 36.4 | 8.43 |
| AAS-10-01 | OP | 8.91 | 41.7 | 0.050 | 0.79 | 6.56 | 0.46 | 0.14 | 6.53 | 6.37 | 4.92 | 48.1 | 24.6 | 7.64 |
| AAS-28 | OP | 11.4 | 44.9 | 0.030 | 1.89 | 4.18 | 0.58 | 0.14 | 8.67 | 10.4 | 7.35 | 39.7 | 32.3 | 7.44 |
| AAS-30 | OP | 12.7 | 20.0 | 0.020 | 0.47 | 4.28 | 0.32 | 0.24 | 5.90 | 6.33 | 3.33 | 48.2 | 71.6 | 6.26 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 13-6*

RPA
www.rpacan.com

| Sample | Zone | Weight, % | Zinc Rougher Concentrate Grade | | | | | | Recovery (%) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Ag g/t | Cu % | Pb % | Zn % | S % | Fe % | Ag | Cu | Pb | Zn | S | Fe |
| AAS-30-01 | OP | 12.2 | 37.5 | 0.030 | 1.26 | 5.89 | 0.30 | 0.18 | 5.53 | 6.79 | 4.16 | 42.8 | 27.3 | 10.2 |
| AAS-05 | UG | 11.8 | 51.8 | 0.30 | 0.25 | 7.26 | 0.071 | 0.10 | 37.9 | 19.7 | 7.93 | 91.5 | 37.6 | 7.02 |
| AAS-31 | UG | 14.6 | 103 | 1.03 | 0.35 | 41.6 | 0.058 | 0.28 | 8.15 | 31.3 | 3.37 | 73.4 | 10.4 | 12.9 |
| AAS-33 | UG | 26.1 | 32.5 | 0.33 | 0.13 | 21.7 | 0.90 | 0.38 | 9.24 | 23.7 | 6.91 | 87.9 | 40.2 | 7.52 |
| AAS-34 | UG | 14.2 | 60.9 | 2.07 | 0.12 | 50.8 | 0.058 | 0.46 | 13.8 | 67.6 | 4.77 | 90.7 | 5.92 | 4.63 |
| AAS-36 | UG | 18.3 | 31.9 | 2.41 | 0.0082 | 52.6 | 0,001 | 0.20 | 74.1 | 88.8 | 29.4 | 93.9 | 0.52 | 18.9 |

Source: Transmin, 2018

The effect of the four different flotation schemes on the above results is unknown, and therefore, while some general conclusions can be drawn, comparison of individual results should be treated with care.

Lead recovery to the bulk concentrate averaged 91% for open pit ore and 83% for underground ore (excluding the low lead content samples). Zn recovery to the Zn rougher concentrate averaged 59% for open pit ore and 87% for the underground ore.

With the open pit samples, average Zn recovery to the bulk concentrate was significantly higher than for the underground samples (37% versus 5% respectively), even though the Zn head grades of the underground samples were far higher than those of the open pit samples. This would put more pressure on the bulk cleaning circuit to separate Zn from Pb and Cu.

Test work results from the samples were used to derive recovery-versus-head-grade relationships for Pb, Zn, Cu, Mn, and As. Significantly more samples would be required to derive recovery relationships that could be used for long term planning.

## ATACOCHA CONCENTRATOR RECOVERIES

Head grades of ore being treated in the Atacocha concentrator have changed since the introduction of open pit ore in early 2016; these are shown in Figures 13-3 and 13-4. Head grades of Zn and Cu have decreased (to 1.4% and 0.1% respectively), while the head grade of Au has increased, but has also become more variable. Pb head grade has remained relatively steady.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 13-7*

www.rpacan.com FIGURE 13-3 ATACOCHA ZINC, LEAD AND COPPER HEAD GRADES FIGURE 13-4 ATACOCHA GOLD AND SILVER HEAD GRADES Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-8

www.rpacan.com Recoveries have followed the head grades, as shown in Figure 13-5. This figure shows Zn, Pb and Cu recoveries to their respective concentrates, and total Ag and Au recoveries to both the Pb and Cu concentrates. Most notably, Zn recovery has dropped from 88% in 2015 to 78% in 2018, and Au recovery has almost doubled from 36% in 2015 to 64% in 2018. Additionally, Cu recovery dropped from 26% to 8% over the same time period. Figure 13-5 shows clearly how these changes in recoveries coincide with the introduction of San Gerardo open pit ore to the concentrator feed in early 2016, and the increasing proportion of the feed that it made up over the following year. FIGURE 13-5 ATACOCHA RECOVERIES As a result of the changes in recoveries brought about by the introduction of San Gerardo ore, new recovery curves for Pb and Zn have been derived to predict future recoveries from the Atacocha concentrator, while copper recoveries have been assumed to average approximately 5.5%. The recovery curves are shown in Table 13-8 and illustrated in Figures 13-6 to 13-8, plotted against monthly recoveries achieved in 2017 and 2018 over the range of head grades realized at the concentrator. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-9

www.rpacan.com TABLE 13-8 RECOVERY CURVES FOR THE ATACOCHA CONCENTRATOR Nexa Resources S.A. – Atacocha Mine Recovery Curve Recovery Cap (%) Zn Recovery Pb Recovery Cu Recovery Recovery = - 7.456 (GradeZn)2 + 27.45 (GradeZn) + 54.21 Recovery = - 7.47 (GradePb) + 77.08 5.52 79.5 89.0 5.52 FIGURE 13-6 MONTHLY ZINC RECOVERY IN 2017 AND 2018, AND THE 2019 NSR RECOVERY CURVE Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-10

www.rpacan.com FIGURE 13-7 MONTHLY LEAD RECOVERY IN 2017 & 2018, AND THE 2019 NSR RECOVERY CURVE FIGURE 13-8 MONTHLY COPPER RECOVERY IN 2017 & 2018, AND THE 2019 NSR RECOVERY Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 13-11

www.rpacan.com 14 MINERAL RESOURCE ESTIMATE SUMMARY The Mineral Resource estimate for the Atacocha mine, dated December 31, 2018, using all data available as of August 31, 2018 was completed by Atacocha staff and reviewed by RPA. A summary of the Atacocha underground and open pit (San Gerardo) Mineral Resources, exclusive of Mineral Reserves, for the Atacocha deposit, is shown in Tables 14-1 and 14-2, respectively. NSR cut-off values for the Mineral Resources were established using a zinc price of US$3,034 per tonne, a lead price of US$2,530 per tonne, a copper price of US$7,351 per tonne, a silver price of US$21.58 per ounce, and a gold price of US$1,555 per ounce. Mineral Resources at Atacocha underground are reported within resource stopes generated in Deswik Stope Optimizer software, satisfying minimum mining size, NSR cut-off values of US$71.13/t for Cut and Fill (CAF) resource stopes and US$61.99/t for Sublevel Stoping (SLS) resource stopes, and continuity criteria. Mineral Resources at the San Gerardo open pit are reported within a preliminary pit shell generated in NPV Scheduler software package from Datamine, at a reporting NSR cut-off value of US$17.97/t. RPA’s review of, and conclusions regarding, the resource model applies not just to the Mineral Resources listed in Tables 14-1 and 14-2, but also to the Mineral Resources that were converted to Mineral Reserves. RPA reviewed the Mineral Resource assumptions, input parameters, geological interpretation, and block modelling and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the block model is reasonable and acceptable to support the 2018 year-end Mineral Resource estimate. The Qualified Person for this Mineral Resource estimate is Rosmery Cardenas, P.Eng. The Mineral Resource estimates are prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions). Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-1

RPA
www.rpacan.com

## TABLE 14-1 ATACOCHA UNDERGROUND MINERAL RESOURCES - DECEMBER 31, 2018

**Nexa Resources S.A.- Atacocha Mine**

| Category | Tonnage | Grade | | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) |
| Measured | 0.69 | 3.25 | 1.28 | 0.26 | 64.1 | 22.4 | 8.8 | 1.8 | 1,421 |
| Indicated | 1.53 | 3.61 | 1.07 | 0.30 | 63.8 | 55.2 | 16.4 | 4.6 | 3,140 |
| **Total M&I** | **2.22** | **3.50** | **1.14** | **0.29** | **63.9** | **77.7** | **25.2** | **6.4** | **4,561** |
| Inferred | 4.95 | 3.46 | 1.52 | 0.35 | 102.7 | 171.3 | 75.2 | 17.3 | 16,347 |

Notes:
1. CIM (2014) definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at NSR cut-off values of US$71.13/t for CAF resource stopes and US$61.99/t for SLS resource stopes.
3. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,034/t; Pb: US$2,530/t; Cu: US$7,351/t; and Ag: US$21.58/oz and a PEN/US$ exchange rate of $3.30.
4. A minimum mining width of 4.0 m was used for CAF resource stopes and 3.0 m was used for SLS resource stopes.
5. Bulk density varies depending on mineralization domain.
6. Mineral Resources are exclusive of Mineral Reserves.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Numbers may not add due to rounding.

## TABLE 14-2 SAN GERARDO OPEN PIT MINERAL RESOURCES - DECEMBER 31, 2018

**Nexa Resources S.A.- Atacocha Mine**

| Category | Tonnage | Grade | | | | | Contained Metal | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Gold (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) | Gold (000 oz) |
| Measured | 1.47 | 1.47 | 0.88 | 0.05 | 30.1 | 0.22 | 21.6 | 12.9 | 0.7 | 1,423 | 10 |
| Indicated | 2.27 | 1.13 | 0.87 | 0.05 | 29.3 | 0.23 | 25.7 | 19.7 | 1.1 | 2,141 | 17 |
| **Total M&I** | **3.74** | **1.26** | **0.88** | **0.05** | **29.6** | **0.23** | **47.3** | **32.8** | **1.9** | **3,564** | **28** |
| Inferred | 0.80 | 1.08 | 0.93 | 0.03 | 31.4 | 0.50 | 8.6 | 7.4 | 0.2 | 807 | 13 |

Notes:
1. CIM (2014) definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at an NSR cut-offs of US$17.97/t.
3. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,034/t; Pb: US$2,530/t; Cu: US$7,351/t; Ag: US$21.58/oz; and Au: US$1,555/oz and a PEN/US$ exchange rate of $3.30.
4. A minimum mining width (block size) of 4 m was used.
5. Bulk density varies depending on mineralization domain.
6. Mineral Resources are exclusive of Mineral Reserves.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-2*

RPA
www.rpacan.com

## MINERAL RESOURCE ESTIMATION METHODOLOGY

The evaluation of Mineral Resources involved the following procedures:

- Database compilation and verification;
- Construction of wireframe models for the boundaries of the skarn, replacement, and structurally controlled mineralization;
- Definition of resource domains;
- Detection limit value assignment to drill hole intervals that were not sampled (Table 14-3);
- Data conditioning (compositing and capping) for geostatistical analysis and variography;
- Selection of estimation strategy and estimation parameters;
- Block modelling and grade interpolation;
- Resource classification and validation;
- Assessment of "reasonable prospects for eventual economic extraction" and selection of appropriate cut-off grades;
- Preparation of the Mineral Resource Statement.

**TABLE 14-3 DETECTION LIMIT VALUES ASSIGNED TO UNSAMPLED INTERVALS**
**Nexa Resources S.A – Atacocha Mine**

| Element | Datamine ID | Detection Value |
|---|---|---|
| Zn (%) | ZN | 0.00002 |
| Pb (%) | PB | 0.00002 |
| Ag (g/t) | AG | 0.00019 |
| Cu (%) | CU | 0.00001 |
| Au (g/t) | AU | 0.005 |

## RESOURCE DATABASE AND VALIDATION

Nexa maintains the entire database in Studio RM-FUSION. The database comprises 4,384 drill holes and 69,106 underground channels for a total of 996,097 m.

RPA received data from Nexa in Microsoft Excel format. A Datamine database was also provided and extracted in CSV format. Data were amalgamated, parsed as required, and

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
Page 14-3

RPA
www.rpacan.com

imported by RPA into Vulcan Version 10.1.5 (Vulcan) software and Sequent Limited's Leapfrog software version 4.2 (Leapfrog) for review.

The drill hole and channel database comprises drill hole collar coordinate data, drill hole collar azimuth and dip data, lithology, density data, and assay data. The channel sample data was converted into drill hole data for use in interpretation and Mineral Resource estimation.

For Mineral Resource estimation, the drill hole data were limited to those assays located inside the mineralization wireframes. This includes 2,375 drill holes and 42,230 underground channels for a total of 178,696 m of sampling for Atacocha underground, and 718 drill holes and 1,486 underground channels for a total of 29,996 m of sampling for San Gerardo; and this data is summarized in Table 14-4. For gold estimates in San Gerardo, only drill hole data was used as no gold assaying was performed in the historical channel samples. No gold estimates were performed for the Atacocha underground. The effective date of the Atacocha Mineral Resource database is August 31, 2018.

**TABLE 14-4 ATACOCHA DEPOSIT MINERAL RESOURCE DATABASE**
**Nexa Resources S.A.- Atacocha Mine**

| | Sample Type | N° Drill Holes/Channels | Metres | No. Samples | Comments |
|---|---|---|---|---|---|
| **Atacocha Underground** | Drill holes | 2,375 | 31,802 | 33,554 | |
| | Channels | 42,230 | 146,895 | 88,790 | |
| | **Sub-total** | **44,605** | **178,696** | **122,344** | |
| **San Gerardo Open Pit** | Drill holes | 718 | 22,740 | 20,364 | |
| | Channels | 1,486 | 7,256 | 5,660 | |
| | **Sub-total** | **2,204** | **29,996** | **26,024** | |
| **Totals** | Drill holes | 3,093 | 54,542 | 53,918 | Data from 2008 to 2018 |
| | Channels | 43,716 | 154,151 | 94,450 | Data from 2008 to 2018 |
| | **Total** | **46,809** | **208,692** | **148,368** | |

RPA conducted a number of checks on the Mineral Resource database as discussed in Section 12, Data Verification. RPA is of the opinion that the database is of high quality and generally exceeds industry standards, and is appropriate to support Mineral Resource estimation.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-4*

www.rpacan.com ATACOCHA UNDERGROUND MODEL SUMMARY The Atacocha underground Mineral Resource estimates were performed for 77 mineralization wireframes. The geological model and mineralization wireframes were generated in 2018 by the Atacocha geologists using Leapfrog. Visual examination of the assay tables revealed the presence of unsampled intervals within and abutting the boundaries of the interpreted mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, and silver two metre composite grades were capped. Supervisor software version 8.6 was used for geostatistical analysis and variography. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4 m by 4 m by 4 m for the mineralization wireframes was generated using Datamine Studio RM version 1.4.126. Blocks were interpolated for zinc, lead, copper, and silver using ordinary kriging (OK) and inverse distance cubed (ID3). A three-pass search strategy when estimating the grades for the blocks contained within the mineralized wireframes. Bulk density values were estimated to vary from 3.14 g/cm3 to 3.88 g/cm3 in the mineralized domains, and the average density used for the wall rock zones was 2.80 g/cm3. Block model validation exercises included visual comparisons of the estimated block grades to the composite grades, the comparison of the average grade of the nearest neighbour (NN) estimate to the OK and ID3 average grades, and creation of swath plots. Blocks were classified as Measured, Indicated, and Inferred based on the number of holes and distances determined by variogram ranges. GEOLOGICAL INTERPRETATION AND MINERALIZATION DOMAINS The Atacocha underground Mineral Resource estimate is based on assay and geological interpretation for each individual mineralized domain. Geological models were built by Atacocha geologists using the drilling and channel sampling assay results, as well as the structural and lithological controls observed in underground workings and drill core logging data. Geological model for lithological domains and the mineralization model were built using Leapfrog software with some adjustments performed in Datamine software. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-5

www.rpacan.com Eight lithological domains were modelled for Atacocha underground. They are identified as skarn, intrusive, siliceous breccia, massive silica, marble, sandstone, limestone, and basalt. Three other domains were modelled which contain potential economic mineralization: skarn, siliceous/massive breccia, and limestone replacement. Figure 14-1 shows an oblique 3D view of the lithology domains. Figure 14-2 shows a plan view of the Atacocha underground lithological model at an elevation of 3,300 MASL. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-6

www.rpacan.com 14-7 Looking Northeast 030060090012001500 Metres Figure 14-1 Oblique 3D View of March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Lithology Domains at Nexa Atacocha Underground Legend: Quaternary Sandstone Basalt Breccia Limestone Marble Skarn Intrusive Massive Silica

www.rpacan.com 14-8 N 0100200 300400 500 Metres March 2019Source: Atacocha, 2019. Figure 14-2 Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Plan View of Atacocha Mine Lithological Model, 3,300 MASL Legend: Quaternary Sandstone Basalt Breccia Limestone Marble Skarn Intrusive Massive Silica

www.rpacan.com The mineralization wireframes were originally built based on information from mineralized zones and mapping within the open pit and were extrapolated down into the underground zones. No minimum mining thickness was used. Once these solids were created, explicit modelling techniques were used to adjust the boundaries of the initial mineralization wireframes. The final mineralization wireframes were verified with drilling information on level plan views every 20 m. A total of 77 mineralization wireframes were modelled using a $15/t NSR cut-off value to determine whether any given sample intersection would be considered for inclusion into a mineralized domain. Nexa calculated an NSR value for all assay intervals that takes into account all four economic metals (Zn, Pb, Cu, and Ag). During the modelling process, three styles of mineralization were identified at the Atacocha deposit: • Skarn: mineralized zones of irregular to structurally controlled geometry, primarily contained within the Pucará Group, comprising garnet with associated metallic mineralization of galena, sphalerite, chalcopyrite, and silver-bearing sulphosalts (i.e., tetrahedrite) • Replacement: lenses to irregular geometry contacts within the Pucará Group, comprising metallic mineralization of galena, sphalerite, chalcopyrite, and silver-bearing sulphosalts (i.e., tetrahedrite) • Structurally controlled zones (i.e., veins): mineralization comprising galena, sphalerite, and silver-bearing sulphosalts (i.e., tetrahedrite) with quartz, rhodochrosite, and pyrite that forms structurally controlled shoots with lengths of up to 150 m and vertical extents of up to 350 m With respect to the wireframes used to support the Mineral Resource estimate, RPA offers the following conclusions and recommendations: • Overall, RPA is of the opinion that the mineralization wireframes are appropriate for the style of mineralization, and acceptable to support Mineral Resource and Mineral Reserve estimation. • RPA noticed that some mineralization zones are controlled by faults. RPA recommends that Nexa incorporate, in future models, a structural model to help properly define mineralization wireframe geometry and continuity in the structurally controlled zones. • RPA observed that Zn, Pb, Cu, and Ag do not always correlate spatially and statistically. Nexa developed search parameters to handle potential smearing of grades as the mineralization wireframes used an NSR cut-off value, however, RPA recommends, in future estimates, considering modelling by element if both spatial and statistical correlations are not reasonable. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-9

RPA
www.rpacan.com

- RPA recommends dividing mineralization domains where groups of wireframes have been merged to avoid sharing samples.
- RPA recommends incorporating some high grade domains by element to prevent smearing of high grades into low grades and vice versa.
- RPA recommends performing more drilling along strike and at depth where the mineralization is still open.

Table 14-5 lists the mineralization domains that were used for the underground Mineral Resource estimate.

**TABLE 14-5 UNDERGROUND MINERALIZATION DOMAINS**
**Nexa Resources S.A.- Atacocha Mine**

| Zone | Mineralization Domain | OB[1] | COD_OB[2] | Volume ($m^3$) |
|---|---|---|---|---|
| Atacocha | OB Integration | INTAP | 5000 | 25,013,284 |
| Atacocha | OB 13B Skarn | 13BSKN1 | 3600 | 23,551,014 |
| Atacocha | OB 9 | 91A | 810 | 15,829,109 |
| Atacocha | OB 9 | 91N | 3605 | 420,838 |
| Atacocha | OB 13C | 13C1 | 3610 | 3,197,619 |
| Atacocha | OB 9 | 91S | 805 | 7,963,593 |
| Atacocha | OB 13 | 131D | 440 | 15,090,061 |
| Atacocha | OB 13 | 131F | 460 | 121,743 |
| Atacocha | OB 13B | 13B1 | 500 | 24,241,021 |
| Atacocha | OB 13B | 13B1A | 510 | 471,218 |
| Atacocha | OB 13 | 13CA | 430 | 5,192,536 |
| Atacocha | OB 13 Ramal 4 | 13R41 | 300 | 78,464,322 |
| Atacocha | OB 13 Ramal 4 | 13R41A | 310 | 24,969,228 |
| Atacocha | OB 13 Ramal 8 | 13R8 | 4300 | 2,402,030 |
| Atacocha | OB 13 | 131AA | 410 | 138,593 |
| Atacocha | OB 13 | 131AB | 415 | 1,765,787 |
| Atacocha | OB 13 | 131B | 420 | 1,931,687 |
| Atacocha | OB 13 | 13B | 401 | 12,632,908 |
| Atacocha | OB 13 | 13CB | 435 | 697,110 |
| Atacocha | OB 13 Ramal 6 | 13R61 | 210 | 3,364,963 |
| Atacocha | OB 13 Ramal 6 | 13R61B | 200 | 486,543 |
| Atacocha | OB 13 Ramal 7 | 13R71 | 100 | 3,537,939 |
| Atacocha | OB 25 | 251E | 4005 | 81,571 |
| Atacocha | OB 13 Ramal 7 | 13R71B | 110 | 17,850 |
| Atacocha | OB 13 Ramal 7 | 13R72B | 120 | 97,439 |
| Atacocha | OB 25 | 251N | 4000 | 54,531,525 |
| Atacocha | OB 13 Ramal 8 Ingrid | ING | 4305 | 21,258,574 |
| Atacocha | Veta 27 | V27 | 600 | 17,674,556 |
| Atacocha | OB 13 | 131E | 450 | 1,871,243 |
| Atacocha | OB 13 | 13CC | 436 | 1,207,569 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-10*

RPA
www.rpacan.com

| Zone | Mineralization Domain | OB[1] | COD_OB[2] | Volume (m³) |
|---|---|---|---|---|
| Atacocha | OB 13 | 13H | 445 | 176,149 |
| Atacocha | OB 13 | 13G | 470 | 12,491,265 |
| San Gerardo | OB 17 | 173 | 1800 | 70,332,410 |
| San Gerardo | Veta T | VT3 | 3750 | 4,891,665 |
| San Gerardo | Veta San Gerardo | SGC | 3850 | 6,604,435 |
| San Gerardo | Veta San Gerardo | SGN | 3851 | 865,471 |
| San Gerardo | Veta San Gerardo | SGS | 3852 | 928,116 |
| San Gerardo | OB 10 | 10 | 3200 | 117,071 |
| San Gerardo | OB 10 | 103 | 3201 | 3,491,054 |
| San Gerardo | OB 10 | 103A | 3215 | 895 |
| San Gerardo | OB Crow | CR3 | 3700 | 2,213,602 |
| San Gerardo | Veta San Gerardo | SGSU | 3853 | 612,747 |
| San Gerardo | Veta Cherchere | VCH3 | 1600 | 1,360,027 |
| San Gerardo | OB 15 | 152 | 3800 | 1,845,991 |
| San Gerardo | OB 17 | 173B | 1820 | 1,321,652 |
| San Gerardo | OB 18 | 18C | 1200 | 13,854,495 |
| San Gerardo | OB 18 | 18E | 1201 | 3,377,141 |
| San Gerardo | OB 18 | 18W | 1210 | 2,455,771 |
| San Gerardo | OB 23 | 23C | 1300 | 25,610,238 |
| San Gerardo | OB 23 | 23E | 1301 | 1,110,029 |
| San Gerardo | Veta P | VP1 | 3670 | 1,626,215 |
| San Gerardo | Veta Prima | VPR1 | 3650 | 51,070 |
| San Gerardo | Veta Ramal P | VRP1 | 3660 | 5,341,105 |
| San Gerardo | Veta Intermedio | VINT3 | 3400 | 385,100 |
| San Gerardo | Veta Intermedio | VINT3A | 3410 | 91,363 |
| San Gerardo | OB 15 | 15 | 3810 | 298,096 |
| San Gerardo | OB 17 | 173A | 1810 | 2,025,587 |
| Santa Barbara | OB Miguel | M2 | 3870 | 9,608,534 |
| Santa Barbara | OB Violeta | V2 | 3890 | 761,129 |
| Santa Barbara | OB Pradera Vasconia | PRVSC | 2400 | ,6342,995 |
| Santa Barbara | OB Pradera Vasconia | PRVSN | 2401 | 2,093,342 |
| Santa Barbara | OB Pradera Vasconia | PRVSSU | 2402 | 75,571,256 |
| Santa Barbara | OB Don Felipe | DF2 | 2300 | 757,114 |
| Santa Barbara | OB Don Felipe | DF2A | 2310 | 6,921,428 |
| Santa Barbara | OB Don Felipe | DF2B | 2320 | 256,964 |
| Santa Barbara | OB Santa Barbara | SB2 | 2200 | 40,448,764 |
| Santa Barbara | OB Santa Barbara | SB2A | 2210 | 4,686,334 |
| Santa Barbara | OB Cristina NE | CNEC | 3100 | 3,904,167 |
| Santa Barbara | OB Cristina NE | CNEI | 3101 | 3,248,196 |
| Santa Barbara | OB Silvana | S2 | 3900 | 683,993 |
| Santa Barbara | OB San Pedro | SP2 | 3950 | 11,595,731 |
| Santa Barbara | OB Anita | ANC | 2700 | 1,594,927 |
| Santa Barbara | OB Anita | ANE | 2702 | 33,603,202 |
| Santa Barbara | OB Cristina | C2 | 3880 | 833,894 |
| Santa Barbara | OB Don Felipe | DF2C | 2330 | 149,615 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-11*

RPA
www.rpacan.com

| Zone | Mineralization Domain | OB[1] | COD_OB[2] | Volume ($m^3$) |
|---|---|---|---|---|
| Santa Barbara | OB Anita | ANS | 2701 | 250,913 |
| Santa Barbara | OB Cristina NE | CNESU | 3110 | 669,408 |

Note: [1] OB: Mineralization domain code, [2] COB_OB: Mineralization domain numerical code

The current Mineral Resource estimation included a full review of the continuity of the mineralized domains both in 3D, section, and plan views. The new wireframes were constructed using the geologists' interpretation of the mineralization observed in the underground openings, and the extension of the solids were extrapolated 40 m from the last mineralized drill hole intercept. Reinterpretation of the mineralization continuity has resulted in new modelled geometry in some of the mineralized domains. Figure 14-3 illustrates the distribution of all of the mineralization domains.

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 14-12

www.rpacan.com 14-13 Figure 14-3 N 0100200 300400 500 Metres March 2019Source: RPA, 2019. Legend: Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Underground Mineralization Domains

RPA
www.rpacan.com

## ESTIMATION DOMAINS

Atacocha defined 49 estimation domains (Table 14-6), which include the 77 mineralization domains.

The estimation domains were created using a number of geological parameters, which include: geological zones (Atacocha, San Gerardo, and Santa Barbara), type of structures (mineralized body or vein), type of emplacements (exoskarn, distal skarn, and endoskarn), type of lithological controls (contact, fault, brecciation, intrusive, contact fault), the anisotropy and orientation of the mineralization domains, and an NSR cut-off of US$15.0/t.

The nomenclature that is used in the estimation process considers "OB" as the name of each mineralization domain, "COD_OB" as the numerical code for each mineralization domain, and "COD_Estim" as the numerical code for each estimation domain.

Figures 14-4 to 14-7 show the geological models for Atacocha underground.

**TABLE 14-6 ATACOCHA UNDERGROUND ESTIMATION DOMAINS**
**Nexa Resources S.A.- Atacocha Mine**

| COD_ESTIM | Mineralization Domain | COD_OB | Geological Zone | Structure Type | Emplacement | Lithological Control Type |
|---|---|---|---|---|---|---|
| 120 | 13R72B | 120 | Atacocha | Mineralized body | Exoskarn | Contact |
| 210 | 13R61 | 210 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13R61B | 200 | Atacocha | Mineralized body | Exoskarn | Contact |
| 300 | 13R41 | 300 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13R41A | 310 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13R8 | 4300 | Atacocha | Mineralized body | Distal Skarn | Fault |
| 401 | 13B | 401 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 251E | 4005 | Atacocha | Vein | Distal Skarn | Fault |
| 410 | 131AA | 410 | Atacocha | Mineralized body | Exoskarn | Contact |
| 415 | 131AB | 415 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 131B | 420 | Atacocha | Mineralized body | Exoskarn | Contact |
| 430 | 13CA | 430 | Atacocha | Mineralized body | Exoskarn | Contact |
| 435 | 13CB | 435 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13R71 | 100 | Atacocha | Mineralized body | Exoskarn | Contact |
| 445 | 13H | 445 | Atacocha | Mineralized body | Exoskarn | Contact |
| 450 | 131E | 450 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13CC | 436 | Atacocha | Mineralized body | Exoskarn | Contact |
| 470 | 13G | 470 | Atacocha | Mineralized body | Exoskarn | Contact |
| 500 | 131D | 440 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13B1 | 500 | Atacocha | Mineralized body | Exoskarn | Contact |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-14*

RPA
www.rpacan.com

| COD_ESTIM | Mineralization Domain | COD_OB | Geological Zone | Structure Type | Emplacement | Lithological Control Type |
|---|---|---|---|---|---|---|
| 510 | 131F | 460 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 13B1A | 510 | Atacocha | Mineralized body | Exoskarn | Contact |
| 600 | V27 | 600 | Atacocha | Vein | Distal Skarn | Fault |
| 810 | 91A | 810 | Atacocha | Mineralized body | Exoskarn | Contact |
| 1200 | 18C | 1200 | San Gerardo | Mineralized body | Exoskarn | Contact Fault |
| | ANS | 2701 | Santa Barbara | Mineralized body | Endoskarn | Intrusive |
| 1300 | 18E | 1201 | San Gerardo | Mineralized body | Exoskarn | Contact Fault |
| | 18W | 1210 | San Gerardo | Mineralized body | Exoskarn | Contact |
| | 23C | 1300 | San Gerardo | Mineralized body | Exoskarn | Contact Fault |
| | 23E | 1301 | San Gerardo | Mineralized body | Exoskarn | Contact Fault |
| 1800 | 173 | 1800 | San Gerardo | Mineralized body | Exoskarn | Fault |
| | VT3 | 3750 | San Gerardo | Mineralized body | Exoskarn | Contact |
| 1810 | 173A | 1810 | San Gerardo | Mineralized body | Exoskarn | Fault |
| 1820 | 173B | 1820 | San Gerardo | Mineralized body | Exoskarn | Fault |
| 2200 | DF2A | 2310 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| | SB2 | 2200 | Santa Barbara | Mineralized body | Exoskarn | Contact Fault |
| 2210 | DF2 | 2300 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| | SB2A | 2210 | Santa Barbara | Mineralized body | Exoskarn | Contact Fault |
| 2320 | DF2B | 2320 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 2330 | DF2C | 2330 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 2400 | PRVSC | 2400 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 2401 | PRVSN | 2401 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 2402 | PRVSSU | 2402 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 2702 | ANC | 2700 | Santa Barbara | Mineralized body | Exoskarn | Contact Fault |
| | ANE | 2702 | Santa Barbara | Mineralized body | Endoskarn | Fault |
| 3100 | CNEC | 3100 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| | CNEI | 3101 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 3110 | CNESU | 3110 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 3200 | 10 | 3200 | San Gerardo | Mineralized body | Exoskarn | Brecciation |
| 3201 | 103 | 3201 | San Gerardo | Mineralized body | Exoskarn | Brecciation |
| | 103A | 3215 | San Gerardo | Mineralized body | Exoskarn | Brecciation |
| | CR3 | 3700 | San Gerardo | Mineralized body | Exoskarn | Fault |
| 3400 | VINT3 | 3400 | San Gerardo | Vein | Distal Skarn | Fault |
| 3410 | VINT3A | 3410 | San Gerardo | Vein | Distal Skarn | Fault |
| 3600 | 13BSKN1 | 3600 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 91N | 3605 | Atacocha | Mineralized body | Exoskarn | Contact |
| 3610 | 13C1 | 3610 | Atacocha | Mineralized body | Exoskarn | Contact |
| | VP1 | 3670 | San Gerardo | Vein | Distal Skarn | Fault |
| 3650 | VPR1 | 3650 | San Gerardo | Vein | Distal Skarn | Fault |
| 3660 | 91S | 805 | Atacocha | Mineralized body | Exoskarn | Contact |
| | VRP1 | 3660 | San Gerardo | Vein | Distal Skarn | Fault |
| 3800 | 152 | 3800 | San Gerardo | Vein | Distal Skarn | Fault |
| | C2 | 3880 | Santa Barbara | Mineralized body | Exoskarn | Contact |
| 3810 | 15 | 3810 | San Gerardo | Vein | Distal Skarn | Fault |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-15*

RPA
www.rpacan.com

| COD_ESTIM | Mineralization Domain | COD_OB | Geological Zone | Structure Type | Emplacement | Lithological Control Type |
|---|---|---|---|---|---|---|
| 3850 | SGC | 3850 | San Gerardo | Mineralized body | Exoskarn | Contact |
| 3851 | SGN | 3851 | San Gerardo | Mineralized body | Exoskarn | Contact |
| 3852 | SGS | 3852 | San Gerardo | Mineralized body | Exoskarn | Contact |
| 3853 | SGSU | 3853 | San Gerardo | Mineralized body | Exoskarn | Contact |
| | VCH3 | 1600 | San Gerardo | Vein | Distal Skarn | Fault |
| 3870 | M2 | 3870 | Santa Barbara | Vein | Distal Skarn | Fault |
| 3890 | V2 | 3890 | Santa Barbara | Vein | Distal Skarn | Fault |
| 3950 | S2 | 3900 | Santa Barbara | Vein | Distal Skarn | Fault |
| | SP2 | 3950 | Santa Barbara | Vein | Distal Skarn | Fault |
| 4000 | 13R71B | 110 | Atacocha | Mineralized body | Exoskarn | Contact |
| | 251N | 4000 | Atacocha | Vein | Distal Skarn | Fault |
| | ING | 4305 | Atacocha | Mineralized body | Exoskarn | Contact |
| 5000 | INTAP | 5000 | Atacocha | Mineralized body | Distal Skarn | Brecciation |

## EXPLORATORY DATA ANALYSIS – RAW ASSAYS

The first step in developing a block model estimate after completing 3D solid models is to assess the assay data contained inside the solid models and to determine whether any additional domaining is required prior to compositing. Typically, raw assay data are extracted from each domain and are then assessed using histograms and cumulative probability plots. Tables 14-7 to 14-10 show descriptive statistics for uncapped Zn, Pb, Cu, and Ag assays, respectively, within the various mineralized and estimation domains.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-16*

www.rpacan.com 14-17 N El Porvenir Legend: 0100 200 300 400 500 Metres Figure 14-4 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Underground Geological Zones

www.rpacan.com 14-18 N Legend: Vein Mineralized Body 0100200300400 500 Metres Figure 14-5 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Underground Structure Type Model

www.rpacan.com 14-19 N Legend: Exoskarn Endoskarn Distal Skarn 0100200300400 500 Metres Figure 14-6 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Distribution of Atacocha Underground Emplacement Types

www.rpacan.com 14-20 N 0100200300400 500 Metres Legend: Contact Brecciation Fault Contact Fault Intrusive Figure 14-7 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Underground Lithological Control Type Model

RPA www.rpacan.com

## TABLE 14-7 ESTIMATION DOMAIN RAW ASSAY STATISTICS FOR ZINC (ZN %)
### Nexa Resources S.A.- Atacocha Mine

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dev | C.V. |
|---|---|---|---|---|---|---|---|---|
| 120 | 13R72B | 120 | 6 | 0.72 | 13.75 | 9.17 | 4.21 | 0.46 |
| 210 | 13R61B | 200 | 107 | 0.02 | 31.52 | 6.45 | 7.52 | 1.17 |
| 210 | 13R61 | 210 | 910 | 0.00 | 46.22 | 5.03 | 7.77 | 1.55 |
| 300 | 13R41 | 300 | 5,433 | 0.00 | 51.91 | 8.80 | 9.77 | 1.11 |
| 300 | 13R41A | 310 | 3,122 | 0.00 | 51.84 | 7.12 | 9.04 | 1.27 |
| 300 | 13R8 | 4300 | 829 | 0.00 | 50.23 | 6.28 | 10.05 | 1.60 |
| 401 | 13B | 401 | 1,219 | 0.00 | 31.70 | 2.55 | 3.72 | 1.46 |
| 401 | 251E | 4005 | 75 | 0.02 | 22.63 | 2.82 | 4.90 | 1.73 |
| 410 | 131AA | 410 | 240 | 0.02 | 22.22 | 3.36 | 4.00 | 1.19 |
| 415 | 131AB | 415 | 708 | 0.00 | 40.92 | 5.72 | 7.39 | 1.29 |
| 415 | 131B | 420 | 359 | 0.00 | 37.51 | 5.25 | 5.98 | 1.14 |
| 430 | 13CA | 430 | 1,659 | 0.00 | 40.64 | 5.54 | 7.33 | 1.32 |
| 435 | 13R71 | 100 | 396 | 0.00 | 47.47 | 3.94 | 5.94 | 1.51 |
| 435 | 13CB | 435 | 677 | 0.00 | 35.44 | 3.96 | 5.13 | 1.30 |
| 445 | 13H | 445 | 14 | 0.05 | 6.25 | 3.13 | 2.44 | 0.78 |
| 450 | 13CC | 436 | 166 | 0.00 | 52.49 | 11.23 | 15.84 | 1.41 |
| 450 | 131E | 450 | 646 | 0.00 | 49.11 | 14.11 | 13.55 | 0.96 |
| 470 | 13G | 470 | 3,734 | 0.00 | 50.41 | 6.52 | 6.64 | 1.02 |
| 500 | 131D | 440 | 5,128 | 0.00 | 52.78 | 9.65 | 10.68 | 1.11 |
| 500 | 13B1 | 500 | 7,606 | 0.00 | 49.58 | 8.88 | 10.24 | 1.15 |
| 510 | 131F | 460 | 105 | 0.00 | 27.30 | 1.78 | 3.67 | 2.06 |
| 510 | 13B1A | 510 | 129 | 0.00 | 49.93 | 2.78 | 7.30 | 2.63 |
| 600 | V27 | 600 | 2,550 | 0.00 | 34.18 | 2.33 | 4.55 | 1.96 |
| 810 | 91A | 810 | 941 | 0.00 | 40.22 | 3.04 | 5.31 | 1.75 |
| 1200 | 18C | 1200 | 1,056 | 0.00 | 38.68 | 3.49 | 4.77 | 1.37 |
| 1200 | ANS | 2701 | 342 | 0.00 | 27.70 | 3.25 | 4.86 | 1.49 |
| 1300 | 18E | 1201 | 550 | 0.00 | 34.15 | 2.67 | 4.17 | 1.56 |
| 1300 | 18W | 1210 | 644 | 0.00 | 23.05 | 1.70 | 2.40 | 1.41 |
| 1300 | 23C | 1300 | 2,165 | 0.00 | 39.08 | 2.49 | 4.50 | 1.81 |
| 1300 | 23E | 1301 | 158 | 0.00 | 33.24 | 1.90 | 3.38 | 1.78 |
| 1800 | 173 | 1800 | 20,295 | 0.00 | 42.77 | 4.50 | 5.69 | 1.26 |
| 1800 | VT3 | 3750 | 5,007 | 0.00 | 59.11 | 5.55 | 7.10 | 1.28 |
| 1810 | 173A | 1810 | 1,348 | 0.00 | 34.67 | 4.58 | 5.52 | 1.21 |
| 1820 | 173B | 1820 | 648 | 0.00 | 34.77 | 7.07 | 8.08 | 1.14 |
| 2200 | SB2 | 2200 | 4,023 | 0.00 | 44.55 | 5.19 | 5.44 | 1.05 |
| 2200 | DF2A | 2310 | 1,739 | 0.00 | 31.88 | 4.57 | 5.26 | 1.15 |
| 2210 | SB2A | 2210 | 1,611 | 0.00 | 30.95 | 3.13 | 4.08 | 1.30 |
| 2210 | DF2 | 2300 | 273 | 0.00 | 21.65 | 4.41 | 5.19 | 1.18 |
| 2320 | DF2B | 2320 | 9 | 0.00 | 3.04 | 0.43 | 0.61 | 1.41 |
| 2330 | DF2C | 2330 | 22 | 0.00 | 8.13 | 2.88 | 2.12 | 0.74 |
| 2400 | PRVSC | 2400 | 791 | 0.00 | 44.03 | 4.17 | 5.86 | 1.41 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-21*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dev | C.V. |
|---|---|---|---|---|---|---|---|---|
| 2401 | PRVSN | 2401 | 117 | 0.00 | 23.80 | 1.52 | 2.35 | 1.54 |
| 2402 | PRVSSU | 2402 | 18,383 | 0.00 | 51.25 | 6.02 | 5.93 | 0.99 |
| 2702 | ANC | 2700 | 622 | 0.00 | 40.91 | 3.47 | 5.00 | 1.44 |
| 2702 | ANE | 2702 | 3,353 | 0.00 | 40.05 | 3.61 | 4.20 | 1.16 |
| 3100 | CNEC | 3100 | 4,563 | 0.00 | 34.32 | 4.03 | 3.49 | 0.87 |
| 3100 | CNEI | 3101 | 1,585 | 0.00 | 30.90 | 3.36 | 2.95 | 0.88 |
| 3110 | CNESU | 3110 | 195 | 0.00 | 22.77 | 2.58 | 2.62 | 1.02 |
| 3200 | 10 | 3200 | 18 | 0.01 | 6.16 | 0.69 | 1.08 | 1.56 |
| 3201 | 103 | 3201 | 863 | 0.00 | 24.06 | 1.89 | 2.37 | 1.25 |
| 3201 | 103A | 3215 | 3 | 0.00 | 0.31 | 0.19 | 0.15 | 0.82 |
| 3201 | CR3 | 3700 | 84 | 0.02 | 11.49 | 1.15 | 1.63 | 1.43 |
| 3400 | VINT3 | 3400 | 31 | 0.00 | 15.00 | 3.51 | 4.20 | 1.20 |
| 3410 | VINT3A | 3410 | 40 | 0.12 | 7.80 | 2.20 | 2.44 | 1.11 |
| 3600 | 13BSKN1 | 3600 | 3,675 | 0.00 | 47.09 | 4.37 | 7.37 | 1.69 |
| 3600 | 91N | 3605 | 73 | 0.00 | 23.61 | 4.06 | 5.06 | 1.25 |
| 3610 | 13C1 | 3610 | 1,016 | 0.00 | 37.97 | 4.71 | 6.08 | 1.29 |
| 3610 | VP1 | 3670 | 541 | 0.00 | 33.74 | 4.74 | 6.17 | 1.30 |
| 3650 | VPR1 | 3650 | 39 | 0.03 | 11.89 | 0.89 | 1.89 | 2.12 |
| 3660 | 91S | 805 | 2,287 | 0.00 | 48.65 | 7.76 | 9.57 | 1.23 |
| 3660 | VRP1 | 3660 | 3,190 | 0.00 | 39.74 | 6.82 | 7.53 | 1.10 |
| 3800 | 152 | 3800 | 437 | 0.00 | 30.59 | 2.08 | 3.22 | 1.54 |
| 3800 | C2 | 3880 | 101 | 0.00 | 18.91 | 2.33 | 2.78 | 1.19 |
| 3810 | 15 | 3810 | 254 | 0.00 | 35.12 | 1.98 | 3.75 | 1.90 |
| 3850 | SGC | 3850 | 132 | 0.00 | 25.30 | 2.40 | 4.00 | 1.67 |
| 3851 | SGN | 3851 | 101 | 0.01 | 4.66 | 0.67 | 0.80 | 1.19 |
| 3852 | SGS | 3852 | 46 | 0.01 | 22.60 | 1.50 | 3.34 | 2.22 |
| 3853 | VCH3 | 1600 | 55 | 0.12 | 28.92 | 3.82 | 5.71 | 1.50 |
| 3853 | SGSU | 3853 | 1,002 | 0.00 | 40.14 | 3.78 | 5.77 | 1.53 |
| 3870 | M2 | 3870 | 748 | 0.00 | 37.55 | 4.57 | 5.02 | 1.10 |
| 3890 | V2 | 3890 | 76 | 0.02 | 22.05 | 2.21 | 4.14 | 1.88 |
| 3950 | S2 | 3900 | 65 | 0.00 | 18.23 | 2.73 | 3.39 | 1.24 |
| 3950 | SP2 | 3950 | 311 | 0.00 | 37.30 | 3.27 | 4.30 | 1.31 |
| 4000 | 13R71B | 110 | 97 | 0.00 | 30.65 | 3.66 | 6.43 | 1.76 |
| 4000 | 251N | 4000 | 440 | 0.00 | 37.53 | 4.17 | 6.27 | 1.51 |
| 4000 | ING | 4305 | 223 | 0.05 | 37.75 | 4.44 | 6.39 | 1.44 |
| 5000 | INTAP | 5000 | 138 | 0.02 | 31.67 | 2.32 | 3.22 | 1.39 |

**TABLE 14-8 ESTIMATION DOMAIN STATISTICS FOR LEAD (PB %)**
**Nexa Resources S.A.- Atacocha Mine**

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 120 | 13R72B | 120 | 6 | 0.01 | 0.30 | 0.10 | 0.11 | 1.11 |
| 210 | 13R61B | 200 | 107 | 0.01 | 0.80 | 0.06 | 0.12 | 2.02 |
| 210 | 13R61 | 210 | 910 | 0.00 | 11.55 | 0.13 | 0.52 | 3.91 |
| 300 | 13R41 | 300 | 5,433 | 0.00 | 41.08 | 0.42 | 1.57 | 3.75 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-22*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 300 | 13R41A | 310 | 3,122 | 0.00 | 21.57 | 0.30 | 1.18 | 3.89 |
| 300 | 13R8 | 4300 | 829 | 0.00 | 29.57 | 2.53 | 4.22 | 1.67 |
| 401 | 13B | 401 | 1,219 | 0.00 | 10.51 | 0.38 | 0.96 | 2.51 |
| 401 | 251E | 4005 | 75 | 0.01 | 1.28 | 0.09 | 0.20 | 2.14 |
| 410 | 131AA | 410 | 240 | 0.02 | 17.52 | 1.00 | 1.98 | 1.98 |
| 415 | 131AB | 415 | 708 | 0.00 | 29.08 | 3.00 | 4.54 | 1.51 |
| 415 | 131B | 420 | 359 | 0.00 | 6.78 | 0.34 | 0.79 | 2.36 |
| 430 | 13CA | 430 | 1,659 | 0.00 | 26.45 | 1.05 | 2.58 | 2.45 |
| 435 | 13R71 | 100 | 396 | 0.00 | 24.52 | 0.55 | 1.80 | 3.25 |
| 435 | 13CB | 435 | 677 | 0.00 | 23.32 | 1.04 | 2.02 | 1.94 |
| 445 | 13H | 445 | 14 | 0.14 | 22.13 | 4.76 | 5.70 | 1.20 |
| 450 | 13CC | 436 | 166 | 0.00 | 20.98 | 0.97 | 2.70 | 2.80 |
| 450 | 131E | 450 | 646 | 0.00 | 14.26 | 0.68 | 1.44 | 2.11 |
| 470 | 13G | 470 | 3,734 | 0.00 | 43.77 | 1.89 | 3.78 | 1.99 |
| 500 | 131D | 440 | 5,128 | 0.00 | 34.21 | 1.39 | 2.87 | 2.06 |
| 500 | 13B1 | 500 | 7,606 | 0.00 | 68.46 | 4.77 | 6.19 | 1.30 |
| 510 | 131F | 460 | 105 | 0.00 | 3.64 | 0.17 | 0.37 | 2.17 |
| 510 | 13B1A | 510 | 129 | 0.00 | 16.41 | 1.28 | 2.15 | 1.68 |
| 600 | V27 | 600 | 2,550 | 0.00 | 47.98 | 3.02 | 5.71 | 1.89 |
| 810 | 91A | 810 | 941 | 0.00 | 19.65 | 1.68 | 2.74 | 1.63 |
| 1200 | 18C | 1200 | 1,056 | 0.00 | 34.43 | 1.45 | 3.62 | 2.50 |
| 1200 | ANS | 2701 | 342 | 0.00 | 23.68 | 1.92 | 3.87 | 2.02 |
| 1300 | 18E | 1201 | 550 | 0.00 | 15.37 | 1.37 | 2.30 | 1.68 |
| 1300 | 18W | 1210 | 644 | 0.00 | 30.20 | 1.46 | 3.22 | 2.21 |
| 1300 | 23C | 1300 | 2,165 | 0.00 | 33.95 | 1.40 | 3.35 | 2.39 |
| 1300 | 23E | 1301 | 158 | 0.00 | 9.48 | 0.92 | 1.54 | 1.68 |
| 1800 | 173 | 1800 | 20,295 | 0.00 | 63.17 | 4.12 | 5.00 | 1.21 |
| 1800 | VT3 | 3750 | 5,007 | 0.00 | 38.00 | 4.90 | 6.16 | 1.26 |
| 1810 | 173A | 1810 | 1,348 | 0.00 | 23.45 | 2.27 | 3.16 | 1.39 |
| 1820 | 173B | 1820 | 648 | 0.00 | 33.56 | 5.84 | 7.10 | 1.22 |
| 2200 | SB2 | 2200 | 4,023 | 0.00 | 33.38 | 1.65 | 3.92 | 2.37 |
| 2200 | DF2A | 2310 | 1,739 | 0.00 | 15.51 | 0.26 | 0.96 | 3.65 |
| 2210 | SB2A | 2210 | 1,611 | 0.00 | 26.74 | 0.94 | 2.82 | 3.00 |
| 2210 | DF2 | 2300 | 273 | 0.00 | 11.59 | 0.17 | 0.88 | 5.25 |
| 2320 | DF2B | 2320 | 9 | 0.00 | 5.78 | 0.65 | 1.10 | 1.68 |
| 2330 | DF2C | 2330 | 22 | 0.00 | 0.65 | 0.17 | 0.26 | 1.54 |
| 2400 | PRVSC | 2400 | 791 | 0.00 | 19.40 | 0.22 | 1.03 | 4.59 |
| 2401 | PRVSN | 2401 | 117 | 0.00 | 8.29 | 0.45 | 1.20 | 2.69 |
| 2402 | PRVSSU | 2402 | 18,383 | 0.00 | 25.84 | 0.13 | 0.66 | 4.93 |
| 2702 | ANC | 2700 | 622 | 0.00 | 18.61 | 0.41 | 1.35 | 3.32 |
| 2702 | ANE | 2702 | 3,353 | 0.00 | 25.82 | 0.45 | 1.55 | 3.44 |
| 3100 | CNEC | 3100 | 4,563 | 0.00 | 13.55 | 0.27 | 0.81 | 3.07 |
| 3100 | CNEI | 3101 | 1,585 | 0.00 | 10.50 | 0.16 | 0.57 | 3.57 |
| 3110 | CNESU | 3110 | 195 | 0.00 | 6.74 | 0.15 | 0.46 | 2.99 |
| 3200 | 10 | 3200 | 18 | 0.02 | 6.92 | 0.88 | 1.46 | 1.66 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-23*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 3201 | 103 | 3201 | 863 | 0.00 | 30.90 | 2.26 | 3.88 | 1.71 |
| 3201 | 103A | 3215 | 3 | 0.00 | 0.96 | 0.58 | 0.47 | 0.82 |
| 3201 | CR3 | 3700 | 84 | 0.01 | 9.10 | 1.31 | 1.60 | 1.22 |
| 3400 | VINT3 | 3400 | 31 | 0.00 | 7.57 | 0.36 | 0.86 | 2.38 |
| 3410 | VINT3A | 3410 | 40 | 0.01 | 1.34 | 0.39 | 0.46 | 1.16 |
| 3600 | 13BSKN1 | 3600 | 3,675 | 0.00 | 35.54 | 1.58 | 3.91 | 2.48 |
| 3600 | 91N | 3605 | 73 | 0.00 | 1.68 | 0.51 | 0.42 | 0.83 |
| 3610 | 13C1 | 3610 | 1,016 | 0.00 | 18.02 | 1.32 | 2.81 | 2.13 |
| 3610 | VP1 | 3670 | 541 | 0.00 | 25.75 | 2.73 | 3.79 | 1.39 |
| 3650 | VPR1 | 3650 | 39 | 0.02 | 10.10 | 1.48 | 1.98 | 1.33 |
| 3660 | 91S | 805 | 2,287 | 0.00 | 32.01 | 3.99 | 5.43 | 1.36 |
| 3660 | VRP1 | 3660 | 3,190 | 0.00 | 41.93 | 4.13 | 5.27 | 1.27 |
| 3800 | 152 | 3800 | 437 | 0.00 | 25.54 | 1.61 | 3.24 | 2.01 |
| 3800 | C2 | 3880 | 101 | 0.00 | 6.89 | 0.62 | 1.11 | 1.80 |
| 3810 | 15 | 3810 | 254 | 0.00 | 17.26 | 0.57 | 1.61 | 2.80 |
| 3850 | SGC | 3850 | 132 | 0.00 | 8.51 | 0.47 | 1.04 | 2.21 |
| 3851 | SGN | 3851 | 101 | 0.00 | 3.97 | 0.49 | 0.55 | 1.12 |
| 3852 | SGS | 3852 | 46 | 0.00 | 1.32 | 0.24 | 0.33 | 1.34 |
| 3853 | VCH3 | 1600 | 55 | 0.09 | 14.89 | 3.09 | 3.44 | 1.11 |
| 3853 | SGSU | 3853 | 1,002 | 0.00 | 38.29 | 2.88 | 4.36 | 1.52 |
| 3870 | M2 | 3870 | 748 | 0.00 | 17.29 | 0.28 | 1.31 | 4.71 |
| 3890 | V2 | 3890 | 76 | 0.02 | 24.89 | 1.93 | 4.79 | 2.49 |
| 3950 | S2 | 3900 | 65 | 0.00 | 4.25 | 0.36 | 0.79 | 2.18 |
| 3950 | SP2 | 3950 | 311 | 0.00 | 20.01 | 0.33 | 1.43 | 4.37 |
| 4000 | 13R71B | 110 | 97 | 0.00 | 4.95 | 0.15 | 0.53 | 3.48 |
| 4000 | 251N | 4000 | 440 | 0.00 | 18.23 | 0.49 | 2.00 | 4.05 |
| 4000 | ING | 4305 | 223 | 0.01 | 17.62 | 1.74 | 3.12 | 1.80 |
| 5000 | INTAP | 5000 | 138 | 0.00 | 11.29 | 0.70 | 1.19 | 1.69 |

## TABLE 14-9 ESTIMATION DOMAIN STATISTICS FOR COPPER (CU %)

**Nexa Resources S.A.- Atacocha Mine**

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 120 | 13R72B | 120 | 6 | 0.02 | 0.28 | 0.15 | 0.08 | 0.53 |
| 210 | 13R61B | 200 | 107 | 0.01 | 10.52 | 0.21 | 0.49 | 2.40 |
| 210 | 13R61 | 210 | 910 | 0.00 | 14.58 | 0.31 | 0.72 | 2.29 |
| 300 | 13R41 | 300 | 5,433 | 0.00 | 11.18 | 0.30 | 0.54 | 1.81 |
| 300 | 13R41A | 310 | 3,122 | 0.00 | 15.86 | 0.27 | 0.54 | 1.97 |
| 300 | 13R8 | 4300 | 829 | 0.00 | 3.08 | 0.08 | 0.23 | 2.98 |
| 401 | 13B | 401 | 1,219 | 0.00 | 18.81 | 0.78 | 1.05 | 1.33 |
| 401 | 251E | 4005 | 75 | 0.01 | 1.95 | 0.26 | 0.26 | 1.00 |
| 410 | 131AA | 410 | 240 | 0.01 | 13.12 | 0.55 | 0.95 | 1.75 |
| 415 | 131AB | 415 | 708 | 0.00 | 12.20 | 0.51 | 1.16 | 2.25 |
| 415 | 131B | 420 | 359 | 0.00 | 8.41 | 0.69 | 1.10 | 1.59 |
| 430 | 13CA | 430 | 1,659 | 0.00 | 8.36 | 0.61 | 0.84 | 1.37 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-24*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 435 | 13R71 | 100 | 396 | 0.00 | 7.45 | 0.39 | 0.68 | 1.72 |
| 435 | 13CB | 435 | 677 | 0.00 | 7.54 | 0.60 | 0.82 | 1.37 |
| 445 | 13H | 445 | 14 | 0.01 | 0.60 | 0.19 | 0.19 | 1.03 |
| 450 | 13CC | 436 | 166 | 0.00 | 2.06 | 0.24 | 0.40 | 1.71 |
| 450 | 131E | 450 | 646 | 0.00 | 6.75 | 0.35 | 0.52 | 1.51 |
| 470 | 13G | 470 | 3,734 | 0.00 | 40.00 | 0.57 | 1.37 | 2.40 |
| 500 | 131D | 440 | 5,128 | 0.00 | 16.63 | 0.53 | 1.00 | 1.87 |
| 500 | 13B1 | 500 | 7,606 | 0.00 | 8.23 | 0.24 | 0.33 | 1.36 |
| 510 | 131F | 460 | 105 | 0.00 | 13.62 | 1.34 | 2.25 | 1.68 |
| 510 | 13B1A | 510 | 129 | 0.00 | 3.12 | 0.08 | 0.22 | 2.71 |
| 600 | V27 | 600 | 2,550 | 0.00 | 2.78 | 0.04 | 0.10 | 2.25 |
| 810 | 91A | 810 | 941 | 0.00 | 8.60 | 0.24 | 0.62 | 2.60 |
| 1200 | 18C | 1200 | 1,056 | 0.00 | 23.30 | 0.39 | 0.98 | 2.49 |
| 1200 | ANS | 2701 | 342 | 0.00 | 3.37 | 0.31 | 0.36 | 1.14 |
| 1300 | 18E | 1201 | 550 | 0.00 | 5.07 | 0.30 | 0.52 | 1.71 |
| 1300 | 18W | 1210 | 644 | 0.00 | 2.45 | 0.12 | 0.20 | 1.68 |
| 1300 | 23C | 1300 | 2,165 | 0.00 | 9.04 | 0.24 | 0.49 | 2.07 |
| 1300 | 23E | 1301 | 158 | 0.00 | 2.29 | 0.18 | 0.36 | 1.96 |
| 1800 | 173 | 1800 | 20,295 | 0.00 | 18.22 | 0.26 | 0.39 | 1.46 |
| 1800 | VT3 | 3750 | 5,007 | 0.00 | 5.61 | 0.25 | 0.36 | 1.46 |
| 1810 | 173A | 1810 | 1,348 | 0.00 | 1.49 | 0.04 | 0.08 | 2.10 |
| 1820 | 173B | 1820 | 648 | 0.00 | 3.94 | 0.31 | 0.34 | 1.10 |
| 2200 | SB2 | 2200 | 4,023 | 0.00 | 7.14 | 0.36 | 0.40 | 1.10 |
| 2200 | DF2A | 2310 | 1,739 | 0.00 | 11.07 | 0.43 | 0.62 | 1.46 |
| 2210 | SB2A | 2210 | 1,611 | 0.00 | 7.36 | 0.31 | 0.38 | 1.23 |
| 2210 | DF2 | 2300 | 273 | 0.00 | 1.72 | 0.23 | 0.26 | 1.12 |
| 2320 | DF2B | 2320 | 9 | 0.00 | 0.48 | 0.22 | 0.17 | 0.76 |
| 2330 | DF2C | 2330 | 22 | 0.00 | 0.53 | 0.19 | 0.15 | 0.79 |
| 2400 | PRVSC | 2400 | 791 | 0.00 | 4.49 | 0.32 | 0.47 | 1.45 |
| 2401 | PRVSN | 2401 | 117 | 0.00 | 3.55 | 0.38 | 0.47 | 1.24 |
| 2402 | PRVSSU | 2402 | 18,383 | 0.00 | 13.73 | 0.34 | 0.60 | 1.74 |
| 2702 | ANC | 2700 | 622 | 0.00 | 4.96 | 0.31 | 0.37 | 1.22 |
| 2702 | ANE | 2702 | 3,353 | 0.00 | 22.09 | 0.34 | 0.58 | 1.68 |
| 3100 | CNEC | 3100 | 4,563 | 0.00 | 2.76 | 0.18 | 0.19 | 1.04 |
| 3100 | CNEI | 3101 | 1,585 | 0.00 | 4.52 | 0.24 | 0.33 | 1.36 |
| 3110 | CNESU | 3110 | 195 | 0.00 | 2.02 | 0.22 | 0.25 | 1.17 |
| 3200 | 10 | 3200 | 18 | 0.01 | 0.20 | 0.04 | 0.05 | 1.37 |
| 3201 | 103 | 3201 | 863 | 0.00 | 4.98 | 0.12 | 0.37 | 3.00 |
| 3201 | 103A | 3215 | 3 | 0.00 | 0.14 | 0.08 | 0.07 | 0.82 |
| 3201 | CR3 | 3700 | 84 | 0.01 | 2.98 | 0.13 | 0.37 | 2.84 |
| 3400 | VINT3 | 3400 | 31 | 0.00 | 1.97 | 0.50 | 0.53 | 1.07 |
| 3410 | VINT3A | 3410 | 40 | 0.08 | 0.72 | 0.28 | 0.19 | 0.70 |
| 3600 | 13BSKN1 | 3600 | 3,675 | 0.00 | 22.37 | 0.97 | 1.47 | 1.52 |
| 3600 | 91N | 3605 | 73 | 0.00 | 3.10 | 0.21 | 0.56 | 2.63 |
| 3610 | 13C1 | 3610 | 1,016 | 0.00 | 14.50 | 0.92 | 1.21 | 1.31 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-25*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 3610 | VP1 | 3670 | 541 | 0.00 | 2.58 | 0.18 | 0.23 | 1.30 |
| 3650 | VPR1 | 3650 | 39 | 0.01 | 0.68 | 0.14 | 0.17 | 1.16 |
| 3660 | 91S | 805 | 2,287 | 0.00 | 8.61 | 0.37 | 0.62 | 1.69 |
| 3660 | VRP1 | 3660 | 3,190 | 0.00 | 14.55 | 0.48 | 0.98 | 2.04 |
| 3800 | 152 | 3800 | 437 | 0.00 | 1.83 | 0.28 | 0.24 | 0.85 |
| 3800 | C2 | 3880 | 101 | 0.00 | 2.68 | 0.26 | 0.36 | 1.35 |
| 3810 | 15 | 3810 | 254 | 0.00 | 3.46 | 0.23 | 0.32 | 1.40 |
| 3850 | SGC | 3850 | 132 | 0.00 | 17.80 | 0.46 | 1.28 | 2.77 |
| 3851 | SGN | 3851 | 101 | 0.01 | 1.04 | 0.20 | 0.18 | 0.90 |
| 3852 | SGS | 3852 | 46 | 0.00 | 3.04 | 0.51 | 0.76 | 1.49 |
| 3853 | VCH3 | 1600 | 55 | 0.01 | 1.08 | 0.15 | 0.21 | 1.39 |
| 3853 | SGSU | 3853 | 1,002 | 0.00 | 6.44 | 0.30 | 0.44 | 1.47 |
| 3870 | M2 | 3870 | 748 | 0.00 | 29.72 | 0.50 | 0.91 | 1.83 |
| 3890 | V2 | 3890 | 76 | 0.01 | 6.93 | 0.61 | 0.90 | 1.47 |
| 3950 | S2 | 3900 | 65 | 0.00 | 2.90 | 0.26 | 0.43 | 1.65 |
| 3950 | SP2 | 3950 | 311 | 0.00 | 5.31 | 0.21 | 0.56 | 2.67 |
| 4000 | 13R71B | 110 | 97 | 0.00 | 1.89 | 0.36 | 0.35 | 0.97 |
| 4000 | 251N | 4000 | 440 | 0.00 | 11.34 | 0.70 | 1.23 | 1.74 |
| 4000 | ING | 4305 | 223 | 0.01 | 5.65 | 0.24 | 0.58 | 2.47 |
| 5000 | INTAP | 5000 | 138 | 0.00 | 1.65 | 0.17 | 0.23 | 1.32 |

## TABLE 14-10 ESTIMATION DOMAIN STATISTICS FOR SILVER (AG G/T)
### Nexa Resources S.A.- Atacocha Mine

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 120 | 13R72B | 120 | 6 | 2.02 | 10.26 | 7.99 | 2.32 | 0.29 |
| 210 | 13R61B | 200 | 107 | 2.02 | 236.39 | 13.74 | 17.17 | 1.25 |
| 210 | 13R61 | 210 | 910 | 0.00 | 402.48 | 17.77 | 31.70 | 1.78 |
| 300 | 13R41 | 300 | 5,433 | 0.00 | 1701.67 | 37.74 | 89.90 | 2.38 |
| 300 | 13R41A | 310 | 3,122 | 0.00 | 2460.29 | 35.53 | 84.67 | 2.38 |
| 300 | 13R8 | 4300 | 829 | 0.00 | 1658.75 | 85.04 | 155.30 | 1.83 |
| 401 | 13B | 401 | 1,219 | 0.00 | 1584.72 | 60.45 | 98.68 | 1.63 |
| 401 | 251E | 4005 | 75 | 2.02 | 69.05 | 13.75 | 15.65 | 1.14 |
| 410 | 131AA | 410 | 240 | 2.02 | 1875.54 | 73.43 | 88.37 | 1.20 |
| 415 | 131AB | 415 | 708 | 0.00 | 1419.87 | 111.11 | 156.86 | 1.41 |
| 415 | 131B | 420 | 359 | 0.00 | 383.19 | 61.48 | 59.06 | 0.96 |
| 430 | 13CA | 430 | 1,659 | 0.00 | 1652.84 | 124.15 | 154.17 | 1.24 |
| 435 | 13R71 | 100 | 396 | 0.00 | 659.08 | 37.54 | 66.68 | 1.78 |
| 435 | 13CB | 435 | 677 | 0.00 | 1055.96 | 87.03 | 113.98 | 1.31 |
| 445 | 13H | 445 | 14 | 6.53 | 314.46 | 92.19 | 80.11 | 0.87 |
| 450 | 13CC | 436 | 166 | 0.00 | 699.52 | 43.56 | 63.77 | 1.46 |
| 450 | 131E | 450 | 646 | 0.00 | 1092.04 | 98.50 | 93.28 | 0.95 |
| 470 | 13G | 470 | 3,734 | 0.00 | 2343.34 | 173.09 | 190.22 | 1.10 |
| 500 | 131D | 440 | 5,128 | 0.00 | 2614.87 | 171.75 | 214.02 | 1.25 |
| 500 | 13B1 | 500 | 7,606 | 0.00 | 2901.64 | 146.13 | 160.64 | 1.10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-26*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 510 | 131F | 460 | 105 | 0.00 | 491.12 | 94.19 | 96.41 | 1.02 |
| 510 | 13B1A | 510 | 129 | 0.00 | 414.30 | 28.41 | 42.82 | 1.51 |
| 600 | V27 | 600 | 2,550 | 0.00 | 2611.14 | 115.15 | 217.73 | 1.89 |
| 810 | 91A | 810 | 941 | 0.00 | 2075.54 | 53.19 | 111.75 | 2.10 |
| 1200 | 18C | 1200 | 1,056 | 0.00 | 1317.23 | 78.86 | 147.49 | 1.87 |
| 1200 | ANS | 2701 | 342 | 0.00 | 1831.71 | 104.80 | 226.28 | 2.16 |
| 1300 | 18E | 1201 | 550 | 0.00 | 1160.16 | 87.99 | 153.42 | 1.74 |
| 1300 | 18W | 1210 | 644 | 0.00 | 3069.29 | 114.42 | 275.85 | 2.41 |
| 1300 | 23C | 1300 | 2,165 | 0.00 | 1592.81 | 92.30 | 165.13 | 1.79 |
| 1300 | 23E | 1301 | 158 | 0.00 | 843.53 | 86.43 | 123.63 | 1.43 |
| 1800 | 173 | 1800 | 20,295 | 0.00 | 3550.15 | 176.61 | 225.70 | 1.28 |
| 1800 | VT3 | 3750 | 5,007 | 0.00 | 1563.26 | 148.84 | 193.10 | 1.30 |
| 1810 | 173A | 1810 | 1,348 | 0.00 | 1582.23 | 81.28 | 96.74 | 1.19 |
| 1820 | 173B | 1820 | 648 | 0.00 | 1423.61 | 141.91 | 168.76 | 1.19 |
| 2200 | SB2 | 2200 | 4,023 | 0.00 | 1582.86 | 63.36 | 125.95 | 1.99 |
| 2200 | DF2A | 2310 | 1,739 | 0.00 | 856.90 | 13.24 | 28.69 | 2.17 |
| 2210 | SB2A | 2210 | 1,611 | 0.00 | 1264.98 | 40.54 | 86.93 | 2.14 |
| 2210 | DF2 | 2300 | 273 | 0.00 | 238.25 | 8.57 | 19.50 | 2.27 |
| 2320 | DF2B | 2320 | 9 | 0.00 | 63.45 | 14.06 | 15.30 | 1.09 |
| 2330 | DF2C | 2330 | 22 | 0.00 | 20.53 | 7.64 | 8.00 | 1.05 |
| 2400 | PRVSC | 2400 | 791 | 0.00 | 471.43 | 11.07 | 27.64 | 2.50 |
| 2401 | PRVSN | 2401 | 117 | 0.00 | 270.29 | 23.64 | 47.82 | 2.02 |
| 2402 | PRVSSU | 2402 | 18,383 | 0.00 | 744.00 | 10.39 | 21.95 | 2.11 |
| 2702 | ANC | 2700 | 622 | 0.00 | 538.81 | 24.43 | 55.83 | 2.28 |
| 2702 | ANE | 2702 | 3,353 | 0.00 | 1881.14 | 17.22 | 49.86 | 2.89 |
| 3100 | CNEC | 3100 | 4,563 | 0.00 | 730.00 | 14.58 | 28.81 | 1.98 |
| 3100 | CNEI | 3101 | 1,585 | 0.00 | 628.76 | 9.73 | 25.53 | 2.63 |
| 3110 | CNESU | 3110 | 195 | 0.00 | 117.88 | 17.81 | 21.24 | 1.19 |
| 3200 | 10 | 3200 | 18 | 4.04 | 171.07 | 47.81 | 41.60 | 0.87 |
| 3201 | 103 | 3201 | 863 | 0.00 | 2162.31 | 84.76 | 220.42 | 2.60 |
| 3201 | 103A | 3215 | 3 | 0.00 | 68.74 | 41.24 | 33.67 | 0.82 |
| 3201 | CR3 | 3700 | 84 | 2.02 | 916.00 | 63.44 | 129.48 | 2.04 |
| 3400 | VINT3 | 3400 | 31 | 0.00 | 86.16 | 16.80 | 16.60 | 0.99 |
| 3410 | VINT3A | 3410 | 40 | 2.02 | 226.12 | 54.92 | 66.18 | 1.21 |
| 3600 | 13BSKN1 | 3600 | 3,675 | 0.00 | 1541.18 | 99.59 | 142.08 | 1.43 |
| 3600 | 91N | 3605 | 73 | 0.00 | 223.95 | 33.58 | 42.55 | 1.27 |
| 3610 | 13C1 | 3610 | 1,016 | 0.00 | 1333.10 | 132.86 | 156.28 | 1.18 |
| 3610 | VP1 | 3670 | 541 | 0.00 | 985.98 | 124.59 | 141.33 | 1.13 |
| 3650 | VPR1 | 3650 | 39 | 2.02 | 1240.10 | 179.69 | 246.64 | 1.37 |
| 3660 | 91S | 805 | 2,287 | 0.00 | 1223.61 | 167.50 | 192.19 | 1.15 |
| 3660 | VRP1 | 3660 | 3,190 | 0.00 | 2216.12 | 191.58 | 197.38 | 1.03 |
| 3800 | 152 | 3800 | 437 | 0.00 | 757.99 | 70.81 | 114.31 | 1.61 |
| 3800 | C2 | 3880 | 101 | 0.00 | 1064.05 | 27.33 | 66.68 | 2.44 |
| 3810 | 15 | 3810 | 254 | 0.00 | 1306.97 | 24.47 | 64.88 | 2.65 |
| 3850 | SGC | 3850 | 132 | 0.00 | 846.01 | 77.70 | 132.15 | 1.70 |
| 3851 | SGN | 3851 | 101 | 1.20 | 829.71 | 51.31 | 99.25 | 1.93 |
| 3852 | SGS | 3852 | 46 | 3.50 | 186.86 | 67.64 | 55.19 | 0.82 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-27*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | C.V. |
|---|---|---|---|---|---|---|---|---|
| 3853 | VCH3 | 1600 | 55 | 11.41 | 432.96 | 97.70 | 97.30 | 1.00 |
| 3853 | SGSU | 3853 | 1,002 | 0.00 | 2578.48 | 133.51 | 207.75 | 1.56 |
| 3870 | M2 | 3870 | 748 | 0.00 | 496.10 | 17.14 | 39.79 | 2.32 |
| 3890 | V2 | 3890 | 76 | 4.04 | 559.24 | 46.28 | 67.38 | 1.46 |
| 3950 | S2 | 3900 | 65 | 0.00 | 122.86 | 20.56 | 32.54 | 1.58 |
| 3950 | SP2 | 3950 | 311 | 0.00 | 427.36 | 12.94 | 35.72 | 2.76 |
| 4000 | 13R71B | 110 | 97 | 0.00 | 215.55 | 25.28 | 35.45 | 1.40 |
| 4000 | 251N | 4000 | 440 | 0.00 | 814.29 | 42.86 | 66.75 | 1.56 |
| 4000 | ING | 4305 | 223 | 2.02 | 718.18 | 55.80 | 92.54 | 1.66 |
| 5000 | INTAP | 5000 | 138 | 1.31 | 3634.28 | 93.69 | 326.05 | 3.48 |

## DENSITY

A total of 737 density measurements were taken within the underground mineralization zones and 1,397 density measurements for the wall rock. Table 14-11 shows the statistics of all of the density data. The mineralized zones with the highest average density values are 103, 10, 103A, CR3, SGSU, and VCH3. All of these domains have average values greater than 3.53 g/cm$^3$. Atacocha assigned the mean density value to their respective mineralization domains. In areas without or little density data, Nexa assigned either the average density for the deposit (3.53 g/cm$^3$) or a density value from a nearby mineralized zone with similar mineralization.

### TABLE 14-11 ATACOCHA UNDERGROUND DENSITY DATA STATISTICS
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | No. Samples | Mean (g/cm$^3$) | Minimum | Maximum | CV |
|---|---|---|---|---|---|
| Average Density | | 3.530 | | | |
| UG Wall Rock | 1,391 | 2.800 | 2.450 | 4.610 | 0.167 |
| 13R71_100 | 14 | 3.513 | 3.310 | 3.700 | 0.041 |
| 13R41_300 | 64 | 3.408 | 2.760 | 3.930 | 0.106 |
| 13R41A_310 | 3* | 3.408 | 3.470 | 3.750 | 0.032 |
| 13B_401 | 15 | 3.217 | 2.970 | 3.420 | 0.052 |
| 131AB_415 | 1* | 3.624 | 4.240 | 4.240 | |
| 131B_420 | 1* | 3.624 | 3.780 | 3.780 | |
| 13CA_430 | 11 | 3.444 | 3.180 | 3.710 | 0.060 |
| 13CB_435 | 22 | 3.683 | 3.470 | 3.910 | 0.050 |
| 131D_440 | 39 | 3.624 | 3.310 | 3.810 | 0.054 |
| 131E_450 | 22 | 3.683 | 3.510 | 3.890 | 0.044 |
| 13B1_500 | 1* | 3.624 | 3.670 | 3.670 | |
| V27_600 | 21 | 3.709 | 2.460 | 5.420 | 0.287 |
| 91A_810 | 11 | 3.137 | 2.850 | 3.450 | 0.073 |
| 18C_1200 | 94 | 3.715 | 3.060 | 4.280 | 0.105 |
| 18E_1201 | 11 | 3.474 | 3.380 | 3.550 | 0.021 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-28*

RPA
www.rpacan.com

| Mineralization Domain | No. Samples | Mean (g/cm$^3$) | Minimum | Maximum | CV |
|---|---|---|---|---|---|
| 23C_1300 | 86 | 3.387 | 2.620 | 4.560 | 0.206 |
| 23E_1301 | 1* | 3.387 | 4.260 | 4.260 | |
| 173_1800 | 75 | 3.306 | 2.320 | 5.490 | 0.236 |
| 173B_1820 | 1* | 3.306 | 2.910 | 2.910 | |
| SB2_2200 | 24 | 3.730 | 3.600 | 3.910 | 0.032 |
| DF2A_2310 | 28 | 3.795 | 3.570 | 3.950 | 0.042 |
| PRVSC_2400 | 6* | 3.530 | 3.570 | 4.030 | 0.050 |
| ANC_2700 | 24 | 3.375 | 2.950 | 3.790 | 0.103 |
| ANS_2701 | 13 | 3.764 | 3.290 | 4.070 | 0.094 |
| ANE_2702 | 40 | 3.467 | 3.270 | 3.630 | 0.037 |
| CNEI_3101 | 82 | 3.749 | 3.320 | 4.100 | 0.074 |
| 103_3201 | 10 | 3.876 | 3.260 | 4.280 | 0.125 |
| 15_3810 | 11 | 3.253 | 2.750 | 3.610 | 0.105 |
| SGC_3850 | 11 | 3.358 | 2.690 | 3.760 | 0.129 |
| SGN_3851 | 2* | 3.250 | 3.250 | 3.250 | |
| SGS_3852 | 2* | 3.455 | 3.160 | 3.750 | 0.085 |
| 251N_4000 | 1* | 3.513 | 4.150 | 4.150 | |
| 13R8_4300 | 9 | 3.629 | 3.120 | 4.060 | 0.114 |
| ING_4305 | 5* | 3.530 | 3.080 | 4.650 | 0.139 |
| INTAP_5000 | 2* | 3.530 | 2.710 | 3.530 | 0.131 |
| M2_3870 | ** | 3.530 | - | - | - |
| V2_3890 | ** | 3.530 | - | - | - |
| PRVSN_2401 | ** | 3.530 | - | - | - |
| PRVSSU_2402 | ** | 3.530 | - | - | - |
| VT3_3750 | ** | 3.306 | - | - | - |
| DF2_2300 | ** | 3.795 | - | - | - |
| DF2B_2320 | ** | 3.795 | - | - | - |
| SB2A_2210 | ** | 3.730 | - | - | - |
| 10_3200 | ** | 3.876 | - | - | - |
| 103A_3215 | ** | 3.876 | - | - | - |
| CR3_3700 | ** | 3.876 | - | - | - |
| SGSU_3853 | ** | 3.876 | - | - | - |
| VCH3_1600 | ** | 3.876 | - | - | - |
| CNEC_3100 | ** | 3.749 | - | - | - |
| S2_3900 | *** | 3.530 | - | - | - |
| SP2_3950 | *** | 3.530 | - | - | - |
| 152_3800 | ** | 3.253 | - | - | - |
| C2_3880 | ** | 3.375 | - | - | - |
| DF2C_2330 | ** | 3.795 | - | - | - |
| 18W_1210 | ** | 3.715 | - | - | - |
| 13BSKN1_3600 | ** | 3.624 | - | - | - |
| 91N_3605 | ** | 3.137 | - | - | - |
| 13C1_3610 | ** | 3.624 | - | - | - |
| 91S_805 | ** | 3.137 | - | - | - |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-29*

RPA
www.rpacan.com

| Mineralization Domain | No. Samples | Mean (g/cm$^3$) | Minimum | Maximum | CV |
|---|---|---|---|---|---|
| VP1_3670 | *** | 3.530 | - | - | - |
| VPR1_3650 | *** | 3.530 | - | - | - |
| VRP1_3660 | ** | 3.387 | - | - | - |
| 131F_460 | ** | 3.624 | - | - | - |
| 13B1A_510 | *** | 3.530 | - | - | - |
| 131AA_410 | ** | 3.217 | - | - | - |
| 13R61_210 | ** | 3.408 | - | - | - |
| 13R61B_200 | ** | 3.408 | - | - | - |
| 13R71B_110 | *** | 3.530 | - | - | - |
| 251E_4005 | ** | 3.408 | - | - | - |
| 13R72B_120 | ** | 3.513 | - | - | - |
| 13CC_436 | ** | 3.624 | - | - | - |
| 13H_445 | ** | 3.624 | - | - | - |
| VINT3_3400 | *** | 3.530 | - | - | - |
| VINT3A_3410 | *** | 3.530 | - | - | - |
| 173A_1810 | ** | 3.306 | - | - | - |
| CNESU_3110 | ** | 3.749 | - | - | - |
| 13G_470 | *** | 3.530 | - | - | - |

Notes:
(*) Density measurements are insufficient for density calculations
(**) Domains using density values from surrounding domains
(***) Domains without sufficient density values. An average density value was assigned
CV – coefficient of variation

RPA generated histograms and box plots based on mineralized zones to review the assigned density values, and is of the opinion that the density values are reasonable and acceptable for estimating tonnage factors. RPA recommends generating more density data in areas that currently have insufficient density tests available.

## COMPOSITING

The average length of samples within the mineralized domains is 1.46 m. Assay data was composited to two-metre lengths that correspond to half the parent block size height for the deposit. The composite length was selected based on four composite length levels (1 m, 2 m, 3 m and 4 m) related to the block size. Figure 14-8 illustrates a comparison of the mean relative error between length-weighted composite mean versus composite mean by mineralization domain at different composite levels. Based on this analysis, the two-metre composite results in the best correlation between assay data and composites.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-30*

RPA
www.rpacan.com

Atacocha generated statistics to compare the distribution of the raw assays and the composites (Table 14-12). An approximately less than two percent increase in means after compositing was observed.

## FIGURE 14-8 COMPOSITE LENGTH COMPARISON


Comp_2m
Comp_3m
5 %
-5 %

## TABLE 14-12 UNDERGROUND RAW ASSAYS VERSUS COMPOSITE MEAN GRADES
**Nexa Resources S.A.- Atacocha Mine.**

| Element | Raw Assay Mean | Raw Assay (including Detection Value for unsampled data) Mean | Composites Mean |
|---|---|---|---|
| Zn (%) | 5.759 | 5.596 | 5.618 |
| Pb (%) | 2.284 | 2.220 | 2.272 |
| Cu (%) | 0.356 | 0.346 | 0.347 |
| Ag (g/t) | 105.537 | 102.565 | 104.751 |

RPA reviewed the composites and offers the following conclusions and recommendations:

- The composite length is appropriate given the dominant sampling length and the 4 m parent block height, and is suitable to support Mineral Resource and Mineral Reserve estimation.
- RPA recommends investigating density-weighted compositing.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-31*

www.rpacan.com CAPPING HIGH GRADE VALUES Where the assay distribution is skewed positively or approaches log-normal, erratic high grade values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. Atacocha evaluated the composite grades using log-probability plots to asses the influence of higher grades for each element within the mineralization domains. Figure 14-9 is an example of a log-probability plot for the OB 1200 domain. The criteria, applied by Atacocha, for restricting outliers was to identify a pronounced break in the probability curve that occurs above the 95th percentile. Nexa applied a second capping level for the third interpolation pass in channel composites to restrict the high grade influence. Table 14-13 lists the capping levels for drill hole (“CAPD”) and channel (“CAPC”) composites determined for each mineralization domain, and Table 14-14 shows the second capping levels applied to the channel samples used for the third interpolation pass. FIGURE 14-9 1200 MINERALIZATION DOMAIN ZINC% PROBABILITY PLOT Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-32

RPA
www.rpacan.com

**TABLE 14-13 CAPPING LEVELS BY MINERALIZATION DOMAINS**
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | ZN CAPD (%) | ZN CAPC (%) | PB CAPD (%) | PB CAPC (%) | CU CAPD (%) | CU CAPC (%) | AG CAPD (g/t) | AG CAPC (g/t) |
|---|---|---|---|---|---|---|---|---|
| INTAP_5000 | 5.60 | - | 3.20 | - | 0.63 | - | 350.00 | - |
| 13R71B_4000 | 26.00 | - | 9.80 | 0.60 | 4.00 | - | 230.00 | - |
| 251N_4000 | 26.00 | - | 9.80 | 0.60 | 4.00 | - | 230.00 | - |
| ING_4000 | 26.00 | - | 9.80 | 0.60 | 4.00 | - | 230.00 | - |
| S2_3950 | 9.40 | 10.50 | 2.50 | 2.20 | 1.50 | 0.30 | 95.80 | - |
| SP2_3950 | 9.40 | 10.50 | 2.50 | 2.20 | 1.50 | 0.30 | 95.80 | - |
| V2_3890 | 8.00 | - | 8.60 | - | - | - | 137.00 | - |
| M2_3870 | 12.00 | 14.50 | 1.85 | 1.85 | 1.70 | 1.80 | 100.00 | 105.00 |
| SGSU_3853 | 10.50 | 20.00 | 10.00 | 15.00 | 1.00 | 1.70 | 412.00 | 613.00 |
| VCH3_3853 | 10.50 | 20.00 | 10.00 | 15.00 | 1.00 | 1.70 | 412.00 | 613.00 |
| SGS_3852 | - | - | 1.00 | - | - | - | 156.00 | - |
| SGN_3851 | 2.00 | - | - | - | 0.60 | - | 127.00 | - |
| SGC_3850 | 11.00 | - | 3.80 | - | 1.30 | - | 405.00 | - |
| 15_3810 | 12.00 | - | 4.00 | - | - | - | 270.00 | - |
| 152_3800 | 7.00 | 7.30 | 5.00 | 9.00 | 0.70 | 0.70 | - | 357.00 |
| C2_3800 | 7.00 | 7.30 | 5.00 | 9.00 | 0.70 | 0.70 | - | 357.00 |
| 91S_3660 | 22.00 | 30.00 | 8.50 | 27.70 | 1.70 | 2.80 | 356.00 | 1070.00 |
| VRP1_3660 | 22.00 | 30.00 | 8.50 | 27.70 | 1.70 | 2.80 | 356.00 | 1070.00 |
| VPR1_3650 | - | - | - | - | - | - | - | - |
| 13C1_3610 | 6.50 | 28.00 | 4.30 | - | 3.20 | 4.40 | 395.00 | 640.00 |
| VP1_3610 | 6.50 | 28.00 | 4.30 | - | 3.20 | 4.40 | 395.00 | 640.00 |
| 13BSKN1_3600 | 21.80 | 36.20 | 13.00 | 13.30 | 4.10 | 11.65 | 370.00 | 627.00 |
| 91N_3600 | 21.80 | 36.20 | 13.00 | 13.30 | 4.10 | 11.65 | 370.00 | 627.00 |
| VINT3A_3410 | - | - | - | - | - | - | - | - |
| VINT3_3400 | - | - | - | - | - | - | - | - |
| 103_3201 | 5.70 | 4.80 | 7.80 | 15.70 | 1.00 | 0.90 | 400.00 | 690.00 |
| 103A_3201 | 5.70 | 4.80 | 7.80 | 15.70 | 1.00 | 0.90 | 400.00 | 690.00 |
| CR3_3201 | 5.70 | 4.80 | 7.80 | 15.70 | 1.00 | 0.90 | 400.00 | 690.00 |
| 10_3200 | - | - | - | - | - | - | - | - |
| CNESU_3110 | 7.30 | - | 0.70 | - | 0.70 | 0.40 | 80.00 | - |
| CNEC_3100 | 13.50 | 19.70 | 3.50 | 6.00 | 1.40 | 1.40 | 180.00 | 157.00 |
| CNEI_3100 | 13.50 | 19.70 | 3.50 | 6.00 | 1.40 | 1.40 | 180.00 | 157.00 |
| ANC_2702 | 15.00 | 25.00 | 5.00 | 9.00 | 2.00 | 2.00 | 150.00 | 250.00 |
| ANE_2702 | 15.00 | 25.00 | 5.00 | 9.00 | 2.00 | 2.00 | 150.00 | 250.00 |
| PRVSSU_2402 | 20.00 | 30.00 | 1.00 | 7.00 | 3.00 | 6.00 | 80.00 | 250.00 |
| PRVSN_2401 | - | - | - | - | - | - | - | - |
| PRVSC_2400 | 16.00 | 16.00 | 6.00 | 1.00 | 1.50 | 1.00 | 80.00 | 50.00 |
| DF2C_2330 | - | - | - | - | - | - | - | - |
| DF2B_2320 | - | - | - | - | - | - | - | - |
| DF2_2210 | 10.00 | 20.00 | 7.50 | 12.00 | 0.60 | 2.00 | 100.00 | 400.00 |
| SB2A_2210 | 10.00 | 20.00 | 7.50 | 12.00 | 0.60 | 2.00 | 100.00 | 400.00 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-33*

RPA
www.rpacan.com

| Mineralization Domain | ZN CAPD (%) | ZN CAPC (%) | PB CAPD (%) | PB CAPC (%) | CU CAPD (%) | CU CAPC (%) | AG CAPD (g/t) | AG CAPC (g/t) |
|---|---|---|---|---|---|---|---|---|
| DF2A_2200 | 15.00 | 30.00 | 8.00 | 25.00 | 2.50 | 3.50 | 150.00 | 850.00 |
| SB2_2200 | 15.00 | 30.00 | 8.00 | 25.00 | 2.50 | 3.50 | 150.00 | 850.00 |
| 173B_1820 | 8.00 | 26.00 | 3.00 | 25.00 | 0.60 | 1.00 | 200.00 | 550.00 |
| 173A_1810 | 5.00 | 20.00 | 4.00 | 10.00 | - | 0.30 | 150.00 | 400.00 |
| 173_1800 | 25.00 | 35.00 | 25.00 | 30.00 | 2.00 | 3.00 | 1200.00 | 2000.00 |
| VT3_1800 | 25.00 | 35.00 | 25.00 | 30.00 | 2.00 | 3.00 | 1200.00 | 2000.00 |
| 18E_1300 | 17.00 | 15.00 | 12.00 | 13.00 | 2.00 | 2.00 | 600.00 | 900.00 |
| 18W_1300 | 17.00 | 15.00 | 12.00 | 13.00 | 2.00 | 2.00 | 600.00 | 900.00 |
| 23C_1300 | 17.00 | 15.00 | 12.00 | 13.00 | 2.00 | 2.00 | 600.00 | 900.00 |
| 23E_1300 | 17.00 | 15.00 | 12.00 | 13.00 | 2.00 | 2.00 | 600.00 | 900.00 |
| 18C_1200 | 18.00 | 12.00 | 10.00 | 12.00 | 2.00 | 0.70 | 600.00 | 470.00 |
| ANS_1200 | 18.00 | 12.00 | 10.00 | 12.00 | 2.00 | 0.70 | 600.00 | 470.00 |
| 91A_810 | 10.00 | 9.00 | 6.50 | 5.00 | 0.80 | 1.00 | 200.00 | 100.00 |
| V27_600 | 20.00 | 15.00 | 20.00 | 18.00 | 0.35 | 0.20 | 800.00 | 800.00 |
| 131F_510 | 8.00 | 8.00 | 3.00 | 3.00 | 3.00 | 3.00 | 200.00 | 200.00 |
| 13B1A_510 | 8.00 | 8.00 | 3.00 | 3.00 | 3.00 | 3.00 | 200.00 | 200.00 |
| 131D_500 | 35.00 | 40.00 | 7.80 | 16.00 | 2.00 | 6.00 | 600.00 | 1200.00 |
| 13B1_500 | 35.00 | 40.00 | 16.70 | 28.50 | 2.00 | 6.00 | 600.00 | 1200.00 |
| 13G_470 | 10.00 | 30.00 | 4.50 | 20.00 | 1.00 | 10.00 | 400.00 | 1400.00 |
| 131E_450 | 40.00 | 40.00 | 5.00 | 6.00 | 1.00 | 2.50 | 200.00 | 300.00 |
| 13CC_450 | 40.00 | 40.00 | 5.00 | 6.00 | 1.00 | 2.50 | 200.00 | 300.00 |
| 13H_445 | - | - | - | - | - | - | - | - |
| 13CB_435 | 18.00 | 18.00 | 5.00 | 7.50 | 3.00 | 3.00 | 300.00 | 300.00 |
| 13R71_435 | 18.00 | 18.00 | 5.00 | 7.50 | 3.00 | 3.00 | 300.00 | 300.00 |
| 13CA_430 | 14.00 | 30.00 | 2.50 | 10.00 | 2.00 | 4.00 | 250.00 | 800.00 |
| 131AB_415 | 25.00 | 20.00 | 8.00 | 15.00 | 4.00 | 2.00 | 400.00 | 450.00 |
| 131B_415 | 25.00 | 20.00 | 8.00 | 15.00 | 4.00 | 2.00 | 400.00 | 450.00 |
| 131AA_410 | - | 12.00 | - | 7.00 | - | 2.00 | - | 250.00 |
| 13B_401 | 12.00 | 14.00 | 3.00 | 3.00 | 3.00 | 4.00 | 200.00 | 300.00 |
| 251E_401 | 12.00 | 14.00 | 3.00 | 3.00 | 3.00 | 4.00 | 200.00 | 300.00 |
| 13R41_300 | 30.00 | 40.00 | 5.20 | 7.00 | 2.00 | 3.00 | 400.00 | 600.00 |
| 13R41A_300 | 30.00 | 40.00 | 3.00 | 5.60 | 2.00 | 3.00 | 400.00 | 600.00 |
| 13R8_300 | 30.00 | 40.00 | 7.00 | 14.00 | 2.00 | 3.00 | 400.00 | 600.00 |
| 13R61_210 | 15.00 | 30.00 | 1.00 | 1.00 | 1.00 | 1.00 | 70.00 | 90.00 |
| 13R61B_210 | 15.00 | 30.00 | 1.00 | 1.00 | 1.00 | 1.00 | 70.00 | 90.00 |
| 13R72B_120 | - | - | - | - | - | - | - | - |

Note:
CAPC: Capping levels for Channels, CAPD: Capping levels for drill holes

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-34*

RPA
www.rpacan.com

**TABLE 14-14 SECOND CAPPING LEVELS APPLIED TO CHANNEL SAMPLES FOR THE THIRD INTERPOLATION PASS**
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | ZN_CAPC3 | PB_CAPC3 | CU_CAPC3 | Ag_CAPC3 |
|---|---|---|---|---|
| INTAP_5000 | - | - | - | - |
| 13R71B_4000 | 8.00 | 0.60 | 0.72 | 70.00 |
| 251N_4000 | 8.00 | 0.60 | 0.72 | 70.00 |
| ING_4000 | 8.00 | 0.60 | 0.72 | 70.00 |
| S2_3950 | 7.00 | 1.00 | 0.30 | - |
| SP2_3950 | 7.00 | 1.00 | 0.30 | - |
| V2_3890 | - | - | - | - |
| M2_3870 | 11.00 | 1.50 | 1.80 | 105.00 |
| SGSU_3853 | 13.00 | 9.00 | 0.90 | 350.00 |
| VCH3_3853 | 13.00 | 9.00 | 0.90 | 350.00 |
| SGS_3852 | - | - | - | - |
| SGN_3851 | - | - | - | - |
| SGC_3850 | - | - | - | - |
| 15_3810 | - | - | - | - |
| 152_3800 | 7.30 | 9.00 | 0.70 | 357.00 |
| C2_3800 | 7.30 | 9.00 | 0.70 | 357.00 |
| 91S_3660 | 20.00 | 11.00 | 1.00 | 400.00 |
| VRP1_3660 | 20.00 | 11.00 | 1.00 | 400.00 |
| VPR1_3650 | - | - | - | - |
| 13C1_3610 | 15.00 | 10.00 | 2.00 | 400.00 |
| VP1_3610 | 15.00 | 10.00 | 2.00 | 400.00 |
| 13BSKN1_3600 | 20.00 | 10.00 | 3.10 | 350.00 |
| 91N_3600 | 20.00 | 10.00 | 3.10 | 350.00 |
| VINT3A_3410 | - | - | - | - |
| VINT3_3400 | - | - | - | - |
| 103_3201 | 4.80 | 7.00 | 0.30 | 300.00 |
| 103A_3201 | 4.80 | 7.00 | 0.30 | 300.00 |
| CR3_3201 | 4.80 | 7.00 | 0.30 | 300.00 |
| 10_3200 | - | - | - | - |
| CNESU_3110 | 2.80 | 0.40 | 0.40 | 30.00 |
| CNEC_3100 | 10.00 | 1.50 | 0.50 | 50.00 |
| CNEI_3100 | 10.00 | 1.50 | 0.50 | 50.00 |
| ANC_2702 | 12.00 | 3.00 | 0.90 | 100.00 |
| ANE_2702 | 12.00 | 3.00 | 0.90 | 100.00 |
| PRVSSU_2402 | 18.00 | 0.60 | 1.30 | 40.00 |
| PRVSN_2401 | - | - | - | - |
| PRVSC_2400 | 15.00 | 1.00 | 1.00 | 50.00 |
| DF2C_2330 | - | - | - | - |
| DF2B_2320 | - | - | - | - |
| DF2_2210 | 10.00 | 4.00 | 0.90 | 130.00 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-35*

RPA www.rpacan.com

| Mineralization Domain | ZN_CAPC3 | PB_CAPC3 | CU_CAPC3 | Ag_CAPC3 |
|---|---|---|---|---|
| SB2A_2210 | 10.00 | 4.00 | 0.90 | 130.00 |
| DF2A_2200 | 17.00 | 8.00 | 1.00 | 250.00 |
| SB2_2200 | 17.00 | 8.00 | 1.00 | 250.00 |
| 173B_1820 | 20.00 | 18.00 | 0.60 | 350.00 |
| 173A_1810 | 11.00 | 6.00 | 0.10 | 200.00 |
| 173_1800 | 20.00 | 18.00 | 0.90 | 600.00 |
| VT3_1800 | 20.00 | 18.00 | 0.90 | 600.00 |
| 18E_1300 | 9.00 | 8.00 | 0.80 | 350.00 |
| 18W_1300 | 9.00 | 8.00 | 0.80 | 350.00 |
| 23C_1300 | 9.00 | 8.00 | 0.80 | 350.00 |
| 23E_1300 | 9.00 | 8.00 | 0.80 | 350.00 |
| 18C_1200 | 12.00 | 10.00 | 0.70 | 350.00 |
| ANS_1200 | 12.00 | 10.00 | 0.70 | 350.00 |
| 91A_810 | 9.00 | 5.00 | 1.00 | 100.00 |
| V27_600 | 10.00 | 10.00 | 0.20 | 350.00 |
| 131F_510 | - | - | - | - |
| 13B1A_510 | - | - | - | - |
| 131D_500 | 25.00 | 11.00 | 0.80 | 400.00 |
| 13B1_500 | 25.00 | 11.00 | 0.80 | 400.00 |
| 13G_470 | 20.00 | 10.00 | 2.00 | 500.00 |
| 131E_450 | 32.00 | 1.50 | 0.80 | 200.00 |
| 13CC_450 | 32.00 | 1.50 | 0.80 | 200.00 |
| 13H_445 | - | - | - | - |
| 13CB_435 | 11.00 | 2.80 | 1.20 | 200.00 |
| 13R71_435 | 11.00 | 2.80 | 1.20 | 200.00 |
| 13CA_430 | 17.00 | 3.00 | 1.50 | 300.00 |
| 131AB_415 | 12.00 | 11.00 | 1.00 | 300.00 |
| 131B_415 | 12.00 | 11.00 | 1.00 | 300.00 |
| 131AA_410 | 8.00 | 2.60 | 1.10 | 150.00 |
| 13B_401 | 8.50 | 1.80 | 2.10 | 200.00 |
| 251E_401 | 8.50 | 1.80 | 2.10 | 200.00 |
| 13R41_300 | 20.00 | 3.00 | 1.00 | 200.00 |
| 13R41A_300 | 20.00 | 3.00 | 1.00 | 200.00 |
| 13R8_300 | 20.00 | 3.00 | 1.00 | 200.00 |
| 13R61_210 | 20.00 | 0.50 | 0.50 | 70.00 |
| 13R61B_210 | 20.00 | 0.50 | 0.50 | 70.00 |
| 13R72B_120 | - | - | - | - |

Note: CAPC: Capping levels for Channels

RPA performed an independent capping analysis on some elements for some domains, as well as a visual validation of the block model in section and plan view. Log probability plots were inspected for each of these domains and RPA applied a capping grade using a

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* *Page 14-36*

www.rpacan.com combination of histograms, probability plots, and decile analyses. RPA found that most of the coefficients of variation (CV) after applying capping are low, with exception of a few domains with CV values more than 1.5. RPA considers that the capping levels selected are appropriate. RPA offers the following conclusions and recommendations: • In general, the capping levels are reasonable, and suitable for the estimation of Mineral Resources. • Investigate if capping levels should be applied based on high grade and low grade domains for lead, copper, and silver. • Report the metal loss as a result of capping high grades, and assess the amount of metal in the upper decile and percentiles of the distribution to gain a better understanding of the amount of risk associated with extreme values in each capping domain. For the major domain contributor to the Inferred Mineral Resource (5000 Mineralization domain), there is still 49% of the total metal within the upper decile of the silver distribution. • Adjust capping values with production data when an accurate reconciliation process is established. VARIOGRAPHY Atacocha generated downhole and directional variograms using the two-metre composite values generated for each domain and each element. The variograms were used to support the characterization and quantification of the variance of mineralization within the spatial continuity of the mineralization domains being analyzed. Variograms were standardized and modelled using two spherical structures in three directions. The variograms were used for OK interpolation and as a guide for selecting search ellipse ranges. Figure 14-10 illustrates an example of the zinc variograms for the 2402 Domain. The results for all modelled variograms for Zn, Pb, Cu, and Ag are listed in Tables 14-15 to 14-18, respectively. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-37

www.rpacan.com FIGURE 14-10 ZINC NORMAL SCORE EXPERIMENTAL AND MODELLED VARIOGRAMS FOR DOMAIN 2402 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-38

RPA
www.rpacan.com

## TABLE 14-15 ZINC VARIOGRAM PARAMETERS
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_3200 | 0.32 | 69.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.42 | 13 | 7 | 3 | 0.27 | 36 | 20 | 10 |
| 13B_401 | 0.24 | 89.425 | 58.525 | 163.26 | 3 | 2 | 1 | 0.44 | 11 | 9 | 4 | 0.32 | 38 | 27 | 11 |
| 13B1_500 | 0.23 | 16.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.29 | 11 | 11 | 8 | 0.48 | 50 | 39 | 16 |
| 13B1A_510 | 0.06 | -100 | 45 | -90 | 3 | 2 | 1 | 0.53 | 9 | 7 | 4 | 0.41 | 41 | 25 | 12 |
| 13BSK1_1 | 0.11 | 70.642 | 54.469 | 53.948 | 3 | 2 | 1 | 0.6 | 8 | 7 | 4 | 0.3 | 37 | 26 | 16 |
| 13C1_3610 | 0.05 | -113.616 | 19.683 | -79.372 | 3 | 2 | 1 | 0.44 | 15 | 6 | 10 | 0.51 | 69 | 28 | 18 |
| 13CA_430 | 0.14 | 100 | 80 | 90 | 3 | 2 | 1 | 0.55 | 14 | 9 | 5 | 0.3 | 38 | 21 | 11 |
| 13CB_435 | 0.02 | 36.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.34 | 11 | 4 | 3 | 0.63 | 42 | 19 | 11 |
| 13CC_450 | 0.2 | 46.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.44 | 24 | 8 | 4 | 0.36 | 31 | 23 | 10 |
| 13G_470 | 0.26 | 33.898 | -25.659 | 56.31 | 3 | 2 | 1 | 0.28 | 21 | 10 | 6 | 0.47 | 62 | 39 | 21 |
| 13H_445 | 0.26 | 46.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.47 | 25 | 9 | 4 | 0.27 | 34 | 23 | 10 |
| 13R8_300 | 0.16 | 56.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.34 | 19 | 20 | 6 | 0.5 | 71 | 44 | 24 |
| 13R41_300 | 0.16 | 56.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.34 | 19 | 20 | 6 | 0.5 | 71 | 44 | 24 |
| 13R41A_300 | 0.16 | 56.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.34 | 19 | 20 | 6 | 0.5 | 71 | 44 | 24 |
| 13r61_210 | 0.04 | -95.439 | -75.894 | 135.439 | 3 | 2 | 1 | 0.48 | 23 | 7 | 4 | 0.48 | 53 | 27 | 10 |
| 13r61b_210 | 0.04 | -95.439 | -75.894 | 135.439 | 3 | 2 | 1 | 0.48 | 23 | 7 | 4 | 0.48 | 53 | 27 | 10 |
| 13R71_435 | 0.02 | 36.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.34 | 11 | 4 | 3 | 0.63 | 42 | 19 | 11 |
| 13R71B_4000 | 0.17 | -102.76 | 33.826 | -52.995 | 3 | 2 | 1 | 0.34 | 28 | 26 | 6 | 0.49 | 50 | 33 | 10 |
| 13R72B_120 | 0.05 | -95.439 | -75.894 | 135.439 | 3 | 2 | 1 | 0.47 | 23 | 7 | 4 | 0.47 | 53 | 27 | 10 |
| 15_3810 | 0.1 | 174.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.48 | 14 | 8 | 3 | 0.42 | 22 | 16 | 7 |
| 18C_1200 | 0.12 | 92.176 | -46.042 | -60.48 | 3 | 2 | 1 | 0.6 | 19 | 12 | 14 | 0.28 | 40 | 27 | 16 |
| 18E_1300 | 0.23 | -120 | -30 | 90 | 3 | 2 | 1 | 0.49 | 13 | 8 | 11 | 0.28 | 36 | 22 | 12 |
| 18W_1300 | 0.23 | -120 | -30 | 90 | 3 | 2 | 1 | 0.49 | 13 | 8 | 11 | 0.28 | 36 | 22 | 12 |
| 23C_1300 | 0.23 | -120 | -30 | 90 | 3 | 2 | 1 | 0.49 | 13 | 8 | 11 | 0.28 | 36 | 22 | 12 |
| 23E_1300 | 0.23 | -120 | -30 | 90 | 3 | 2 | 1 | 0.49 | 13 | 8 | 11 | 0.28 | 36 | 22 | 12 |
| 91A_810 | 0.2 | -10.893 | -48.59 | 40.893 | 3 | 2 | 1 | 0.27 | 24 | 18 | 4 | 0.53 | 48 | 22 | 11 |
| 91N_3600 | 0.11 | 70.642 | 54.469 | 53.948 | 3 | 2 | 1 | 0.6 | 8 | 7 | 4 | 0.3 | 37 | 26 | 16 |
| 91S_3660 | 0.08 | -110 | 50 | -90 | 3 | 2 | 1 | 0.4 | 7 | 6 | 6 | 0.51 | 52 | 37 | 32 |
| 103_3201 | 0.15 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.11 | 32 | 7 | 3 | 0.75 | 33 | 20 | 10 |
| 103A_3201 | 0.15 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.11 | 32 | 7 | 3 | 0.75 | 33 | 20 | 10 |
| 131AA_410 | 0.06 | 94.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.42 | 22 | 6 | 5 | 0.53 | 40 | 24 | 10 |
| 131AB_415 | 0.21 | 5.439 | 75.894 | 135.439 | 3 | 2 | 1 | 0.48 | 13 | 5 | 5 | 0.31 | 28 | 17 | 16 |
| 131B_415 | 0.21 | 5.439 | 75.894 | 135.439 | 3 | 2 | 1 | 0.48 | 13 | 5 | 5 | 0.31 | 28 | 17 | 16 |
| 131D_500 | 0.23 | 16.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.29 | 11 | 11 | 8 | 0.48 | 50 | 39 | 16 |
| 131E_450 | 0.2 | 46.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.44 | 24 | 8 | 4 | 0.36 | 31 | 23 | 10 |
| 131F_510 | 0.06 | -100 | 45 | -90 | 3 | 2 | 1 | 0.53 | 9 | 7 | 4 | 0.41 | 41 | 25 | 12 |
| 152_3800 | 0.1 | -50 | 70 | -90 | 3 | 2 | 1 | 0.39 | 6 | 7 | 4 | 0.51 | 37 | 22 | 10 |
| 173_1800 | 0.18 | 26.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.38 | 11 | 9 | 11 | 0.44 | 64 | 31 | 15 |
| 173A_1810 | 0.31 | 0 | 0 | -120 | 3 | 2 | 1 | 0.08 | 12 | 25 | 9 | 0.61 | 39 | 26 | 14 |
| 173B_1820 | 0.06 | 126.565 | 37.761 | 50.768 | 3 | 2 | 1 | 0.47 | 7 | 8 | 6 | 0.47 | 26 | 17 | 9 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-39*

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 251E_401 | 0.24 | 89.425 | 58.525 | 163.26 | 3 | 2 | 1 | 0.44 | 11 | 9 | 4 | 0.32 | 38 | 27 | 11 |
| 251N_4000 | 0.17 | -102.76 | 33.826 | -52.995 | 3 | 2 | 1 | 0.34 | 28 | 26 | 6 | 0.49 | 50 | 33 | 10 |
| ANC_2702 | 0.26 | -30.938 | 23.399 | -111.88 | 3 | 2 | 1 | 0.54 | 12 | 5 | 6 | 0.2 | 33 | 15 | 7 |
| ANE_2702 | 0.26 | -30.938 | 23.399 | -111.88 | 3 | 2 | 1 | 0.54 | 12 | 5 | 6 | 0.2 | 33 | 15 | 7 |
| ANS_1200 | 0.12 | 92.176 | -46.042 | -60.48 | 3 | 2 | 1 | 0.6 | 19 | 12 | 14 | 0.28 | 40 | 27 | 16 |
| C2_3800 | 0.1 | -50 | 70 | -90 | 3 | 2 | 1 | 0.39 | 6 | 7 | 4 | 0.51 | 37 | 22 | 10 |
| CNEC_3100 | 0.11 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.63 | 6 | 11 | 8 | 0.26 | 27 | 18 | 9 |
| CNEI_3100 | 0.11 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.63 | 6 | 11 | 8 | 0.26 | 27 | 18 | 9 |
| CNESU_3110 | 0.14 | 50 | -50 | -90 | 3 | 2 | 1 | 0.38 | 22 | 8 | 3 | 0.49 | 30 | 17 | 9 |
| CR3_3201 | 0.15 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.11 | 32 | 7 | 3 | 0.75 | 33 | 20 | 10 |
| DF2_2210 | 0.19 | 70.149 | -44.136 | -104.002 | 3 | 2 | 1 | 0.41 | 12 | 6 | 5 | 0.39 | 29 | 16 | 8 |
| DF2A_2200 | 0.09 | 160 | 70 | 180 | 3 | 2 | 1 | 0.49 | 4 | 9 | 8 | 0.42 | 33 | 20 | 11 |
| DF2B_2320 | 0.12 | 160 | 70 | 180 | 3 | 2 | 1 | 0.32 | 7 | 7 | 8 | 0.55 | 33 | 21 | 11 |
| DF2C_2330 | 0.19 | 70.149 | -44.136 | -104.002 | 3 | 2 | 1 | 0.43 | 12 | 5 | 6 | 0.38 | 31 | 19 | 9 |
| ING_4000 | 0.17 | -102.76 | 33.826 | -52.995 | 3 | 2 | 1 | 0.34 | 28 | 26 | 6 | 0.49 | 50 | 33 | 10 |
| INTAP_5000 | 0.09 | -173.219 | 62.009 | -43.219 | 3 | 2 | 1 | 0.3 | 12 | 7 | 14 | 0.61 | 33 | 22 | 17 |
| M2_3870 | 0.31 | 96.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.04 | 9 | 11 | 10 | 0.65 | 21 | 17 | 11 |
| PRVSC_2400 | 0.12 | -130 | 80 | -90 | 3 | 2 | 1 | 0.38 | 20 | 6 | 5 | 0.5 | 40 | 23 | 12 |
| PRVSN_2401 | 0.1 | -140 | -60 | 90 | 3 | 2 | 1 | 0.44 | 10 | 4 | 2 | 0.46 | 31 | 18 | 8 |
| PRVSSU_2402 | 0.22 | 40 | 0 | -120 | 3 | 2 | 1 | 0.35 | 8 | 11 | 6 | 0.43 | 57 | 37 | 15 |
| S2_3950 | 0.39 | -37.273 | -67.731 | -25.506 | 3 | 2 | 1 | 0.04 | 26 | 4 | 1 | 0.57 | 43 | 20 | 12 |
| SB2_2200 | 0.09 | 160 | 70 | 180 | 3 | 2 | 1 | 0.49 | 4 | 9 | 8 | 0.42 | 33 | 20 | 11 |
| SB2A_2210 | 0.19 | 70.149 | -44.136 | -104.002 | 3 | 2 | 1 | 0.41 | 12 | 6 | 5 | 0.39 | 29 | 16 | 8 |
| SGC_3850 | 0.1 | 82.727 | 67.731 | -154.494 | 3 | 2 | 1 | 0.27 | 21 | 15 | 14 | 0.62 | 44 | 31 | 15 |
| SGN_3851 | 0.42 | 82.727 | 67.731 | -154.494 | 3 | 2 | 1 | 0.19 | 14 | 15 | 4 | 0.39 | 40 | 23 | 11 |
| SGS_3852 | 0.11 | -90 | 90 | 170 | 3 | 2 | 1 | 0.46 | 21 | 15 | 11 | 0.43 | 39 | 26 | 15 |
| SGSU_3853 | 0.22 | 71.692 | 48.974 | 74.66 | 3 | 2 | 1 | 0.41 | 14 | 5 | 16 | 0.37 | 29 | 20 | 17 |
| SP2_3950 | 0.39 | -37.273 | -67.731 | -25.506 | 3 | 2 | 1 | 0.04 | 26 | 4 | 1 | 0.57 | 43 | 20 | 12 |
| V2_3890 | 0.35 | 96.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.08 | 9 | 11 | 10 | 0.57 | 21 | 17 | 11 |
| V27_600 | 0.15 | -130 | 50 | -90 | 3 | 2 | 1 | 0.53 | 5 | 4 | 4 | 0.32 | 21 | 14 | 8 |
| VCH3_3853 | 0.22 | 71.692 | 48.974 | 74.66 | 3 | 2 | 1 | 0.41 | 14 | 5 | 16 | 0.37 | 29 | 20 | 17 |
| VINT3_3400 | 0.18 | 3.451 | -9.391 | -69.716 | 3 | 2 | 1 | 0.45 | 10 | 8 | 5 | 0.37 | 29 | 19 | 10 |
| VINT3A_3410 | 0.16 | 6.013 | 37.159 | -115.414 | 3 | 2 | 1 | 0.36 | 6 | 5 | 3 | 0.48 | 16 | 10 | 6 |
| VP1_3610 | 0.05 | -113.616 | 19.683 | -79.372 | 3 | 2 | 1 | 0.44 | 15 | 6 | 10 | 0.51 | 69 | 28 | 18 |
| VPR1_3650 | 0.1 | -110 | 50 | -90 | 3 | 2 | 1 | 0.51 | 7 | 8 | 7 | 0.39 | 52 | 37 | 27 |
| VRP1_3660 | 0.08 | -110 | 50 | -90 | 3 | 2 | 1 | 0.4 | 7 | 6 | 6 | 0.51 | 52 | 37 | 32 |
| VT3_1800 | 0.18 | 26.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.38 | 11 | 9 | 11 | 0.44 | 64 | 31 | 15 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-40**

RPA

www.rpacan.com

## TABLE 14-16 LEAD VARIOGRAM PARAMETERS
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_3200 | 0.28 | 69.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.37 | 8 | 8 | 4 | 0.34 | 29 | 18 | 10 |
| 13B_401 | 0.14 | 10.79 | 41.561 | -131.93 | 3 | 2 | 1 | 0.61 | 17 | 11 | 3 | 0.25 | 33 | 22 | 8 |
| 13B1_500 | 0.09 | -20 | 70 | 180 | 3 | 2 | 1 | 1 | 10 | 17 | 11 | 1 | 47 | 34 | 20 |
| 13B1A_510 | 0.05 | 80 | 70 | 90 | 3 | 2 | 1 | 0.46 | 12 | 9 | 6 | 0.48 | 40 | 30 | 14 |
| 13BSK1_1 | 0.14 | 157.273 | 67.731 | -25.506 | 3 | 2 | 1 | 0.44 | 8 | 6 | 5 | 0.42 | 44 | 28 | 20 |
| 13C1_3610 | 0.27 | -104.275 | -29.499 | -78.492 | 3 | 2 | 1 | 0.28 | 28 | 6 | 10 | 0.45 | 74 | 30 | 16 |
| 13CA_430 | 0.08 | 110 | 70 | 90 | 3 | 2 | 1 | 0.65 | 4 | 11 | 6 | 0.27 | 27 | 17 | 11 |
| 13CB_435 | 0.02 | 64.561 | 75.894 | 44.561 | 3 | 2 | 1 | 0.49 | 46 | 14 | 8 | 0.48 | 54 | 29 | 15 |
| 13CC_450 | 0.26 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.25 | 24 | 19 | 4 | 0.49 | 49 | 31 | 13 |
| 13G_470 | 0.22 | 39.686 | -17.229 | 58.433 | 3 | 2 | 1 | 0.23 | 10 | 7 | 6 | 0.55 | 87 | 40 | 18 |
| 13H_445 | 0.23 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.48 | 25 | 9 | 4 | 0.29 | 34 | 23 | 10 |
| 13R8_300 | 0.14 | 94.561 | 75.894 | 44.561 | 3 | 2 | 1 | 0.38 | 14 | 15 | 7 | 0.48 | 26 | 16 | 9 |
| 13R41_300 | 0.11 | -156.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.51 | 8 | 11 | 8 | 0.39 | 51 | 32 | 16 |
| 13R41A_300 | 0.15 | 61.692 | -48.974 | 105.34 | 3 | 2 | 1 | 0.5 | 6 | 9 | 11 | 0.35 | 55 | 35 | 22 |
| 13r61_210 | 0.06 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.74 | 30 | 9 | 3 | 0.21 | 44 | 26 | 11 |
| 13r61b_210 | 0.06 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.74 | 30 | 9 | 3 | 0.21 | 44 | 26 | 11 |
| 13R71_435 | 0.02 | 64.561 | 75.894 | 44.561 | 3 | 2 | 1 | 0.49 | 46 | 14 | 8 | 0.48 | 54 | 29 | 15 |
| 13R71B_4000 | 0.1 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.6 | 10 | 9 | 5 | 0.3 | 27 | 16 | 8 |
| 13R72B_120 | 0.06 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.65 | 24 | 9 | 3 | 0.28 | 37 | 26 | 11 |
| 15_3810 | 0.07 | 155.439 | 75.894 | -44.561 | 3 | 2 | 1 | 0.46 | 17 | 10 | 3 | 0.47 | 18 | 11 | 6 |
| 18C_1200 | 0.1 | 40 | -50 | -90 | 3 | 2 | 1 | 0.72 | 8 | 6 | 4 | 0.18 | 25 | 15 | 8 |
| 18E_1300 | 0.26 | -120 | -60 | 90 | 3 | 2 | 1 | 0.45 | 17 | 6 | 4 | 0.3 | 60 | 28 | 12 |
| 18W_1300 | 0.26 | -120 | -60 | 90 | 3 | 2 | 1 | 0.45 | 17 | 6 | 4 | 0.3 | 60 | 28 | 12 |
| 23C_1300 | 0.26 | -120 | -60 | 90 | 3 | 2 | 1 | 0.45 | 17 | 6 | 4 | 0.3 | 60 | 28 | 12 |
| 23E_1300 | 0.26 | -120 | -60 | 90 | 3 | 2 | 1 | 0.45 | 17 | 6 | 4 | 0.3 | 60 | 28 | 12 |
| 91A_810 | 0.17 | -10.893 | -48.59 | 40.893 | 3 | 2 | 1 | 0.33 | 29 | 17 | 2 | 0.5 | 40 | 26 | 12 |
| 91N_3600 | 0.14 | 157.273 | 67.731 | -25.506 | 3 | 2 | 1 | 0.44 | 8 | 6 | 5 | 0.42 | 44 | 28 | 20 |
| 91S_3660 | 0.16 | 70 | 70 | 90 | 3 | 2 | 1 | 0.38 | 7 | 10 | 10 | 0.47 | 64 | 50 | 29 |
| 103_3201 | 0.27 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.33 | 9 | 10 | 4 | 0.4 | 39 | 18 | 10 |
| 103A_3201 | 0.27 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.33 | 9 | 10 | 4 | 0.4 | 39 | 18 | 10 |
| 131AA_410 | 0.08 | -54.275 | 29.499 | 78.492 | 3 | 2 | 1 | 0.42 | 18 | 6 | 5 | 0.51 | 34 | 19 | 13 |
| 131AB_415 | 0.15 | 33.26 | 58.525 | 109.425 | 3 | 2 | 1 | 0.43 | 36 | 8 | 3 | 0.42 | 41 | 27 | 12 |
| 131B_415 | 0.15 | 33.26 | 58.525 | 109.425 | 3 | 2 | 1 | 0.43 | 36 | 8 | 3 | 0.42 | 41 | 27 | 12 |
| 131D_500 | 0.05 | 17.273 | 67.731 | 154.494 | 3 | 2 | 1 | 0.52 | 7 | 5 | 8 | 0.44 | 43 | 31 | 18 |
| 131E_450 | 0.26 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.25 | 24 | 19 | 4 | 0.49 | 49 | 31 | 13 |
| 131F_510 | 0.05 | 80 | 70 | 90 | 3 | 2 | 1 | 0.46 | 12 | 9 | 6 | 0.48 | 40 | 30 | 14 |
| 152_3800 | 0.15 | 130 | 70 | 90 | 3 | 2 | 1 | 0.39 | 23 | 19 | 4 | 0.46 | 26 | 20 | 10 |
| 173_1800 | 0.13 | 46.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.44 | 6 | 8 | 7 | 0.43 | 46 | 28 | 16 |
| 173A_1810 | 0.17 | 0 | 0 | -120 | 3 | 2 | 1 | 0.4 | 10 | 5 | 2 | 0.43 | 34 | 23 | 12 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 14-41*

RPA

www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 173B_1820 | 0.06 | 140.893 | 48.59 | 40.893 | 3 | 2 | 1 | 0.57 | 13 | 8 | 13 | 0.36 | 27 | 17 | 14 |
| 251E_401 | 0.14 | 10.79 | 41.561 | -131.93 | 3 | 2 | 1 | 0.61 | 17 | 11 | 3 | 0.25 | 33 | 22 | 8 |
| 251N_4000 | 0.1 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.6 | 10 | 9 | 5 | 0.3 | 27 | 16 | 8 |
| ANC_2702 | 0.24 | -66.033 | -50.332 | -122.398 | 3 | 2 | 1 | 0.56 | 8 | 6 | 5 | 0.2 | 34 | 14 | 9 |
| ANE_2702 | 0.24 | -66.033 | -50.332 | -122.398 | 3 | 2 | 1 | 0.56 | 8 | 6 | 5 | 0.2 | 34 | 14 | 9 |
| ANS_1200 | 0.1 | 40 | -50 | -90 | 3 | 2 | 1 | 0.72 | 8 | 6 | 4 | 0.18 | 25 | 15 | 8 |
| C2_3800 | 0.15 | 130 | 70 | 90 | 3 | 2 | 1 | 0.39 | 23 | 19 | 4 | 0.46 | 26 | 20 | 10 |
| CHEC_3100 | 0.44 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.25 | 10 | 24 | 9 | 0.31 | 55 | 42 | 20 |
| CNEI_3100 | 0.44 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.25 | 10 | 24 | 9 | 0.31 | 55 | 42 | 20 |
| CNESU_3110 | 0.11 | 50 | -50 | -90 | 3 | 2 | 1 | 0.68 | 12 | 7 | 3 | 0.21 | 37 | 17 | 8 |
| CR3_3201 | 0.27 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.33 | 9 | 10 | 4 | 0.4 | 39 | 18 | 10 |
| DF2_2210 | 0.13 | -88.308 | -48.974 | 105.34 | 3 | 2 | 1 | 0.4 | 12 | 6 | 7 | 0.47 | 46 | 22 | 14 |
| DF2A_2200 | 0.17 | 70 | 0 | -110 | 3 | 2 | 1 | 0.57 | 14 | 13 | 4 | 0.26 | 42 | 29 | 13 |
| DF2B_2320 | 0.13 | 70 | 0 | -110 | 3 | 2 | 1 | 0.39 | 19 | 15 | 4 | 0.48 | 35 | 24 | 10 |
| DF2C_2330 | 0.14 | -88.308 | -48.974 | 105.34 | 3 | 2 | 1 | 0.36 | 14 | 6 | 7 | 0.49 | 40 | 22 | 14 |
| ING_4000 | 0.1 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.6 | 10 | 9 | 5 | 0.3 | 27 | 16 | 8 |
| INTAP_5000 | 0.12 | -173.219 | 62.009 | -43.219 | 3 | 2 | 1 | 0.53 | 12 | 7 | 6 | 0.35 | 33 | 21 | 10 |
| M2_3870 | 0.29 | 170 | 80 | 0 | 3 | 2 | 1 | 0.28 | 19 | 15 | 14 | 0.43 | 26 | 20 | 15 |
| PRVSC_2400 | 0.2 | -130 | 80 | -90 | 3 | 2 | 1 | 0.43 | 17 | 13 | 3 | 0.37 | 36 | 26 | 14 |
| PRVSN_2401 | 0.12 | -140 | -60 | 90 | 3 | 2 | 1 | 0.5 | 10 | 4 | 2 | 0.38 | 31 | 18 | 8 |
| PRVSSU_2402 | 0.22 | -128.83 | -28.024 | 112.796 | 3 | 2 | 1 | 0.55 | 14 | 13 | 7 | 0.23 | 56 | 36 | 16 |
| S2_3950 | 0.27 | 91.17 | 28.024 | 67.204 | 3 | 2 | 1 | 0.57 | 26 | 14 | 1 | 0.17 | 46 | 24 | 12 |
| SB2_2200 | 0.17 | 70 | 0 | -110 | 3 | 2 | 1 | 0.57 | 14 | 13 | 4 | 0.26 | 42 | 29 | 13 |
| SB2A_2210 | 0.13 | -88.308 | -48.974 | 105.34 | 3 | 2 | 1 | 0.4 | 12 | 6 | 7 | 0.47 | 46 | 22 | 14 |
| SGC_3850 | 0.1 | -152.904 | -18.747 | 111.173 | 3 | 2 | 1 | 0.39 | 12 | 10 | 1 | 0.52 | 30 | 22 | 11 |
| SGN_3851 | 0.47 | -152.904 | -18.747 | 111.173 | 3 | 2 | 1 | 0.21 | 13 | 14 | 7 | 0.32 | 34 | 22 | 11 |
| SGS_3852 | 0.07 | -10 | -20 | 90 | 3 | 2 | 1 | 0.32 | 12 | 10 | 1 | 0.62 | 30 | 22 | 11 |
| SGSU_3853 | 0.2 | 71.692 | 48.974 | 74.66 | 3 | 2 | 1 | 0.4 | 14 | 8 | 8 | 0.4 | 40 | 21 | 15 |
| SP2_3950 | 0.27 | 91.17 | 28.024 | 67.204 | 3 | 2 | 1 | 0.57 | 26 | 14 | 1 | 0.17 | 46 | 24 | 12 |
| V2_3890 | 0.25 | 170 | 80 | 0 | 3 | 2 | 1 | 0.19 | 19 | 15 | 14 | 0.56 | 26 | 20 | 15 |
| V27_600 | 0.2 | -130 | 50 | -90 | 3 | 2 | 1 | 0.45 | 11 | 6 | 4 | 0.35 | 26 | 17 | 8 |
| VCH3_3853 | 0.2 | 71.692 | 48.974 | 74.66 | 3 | 2 | 1 | 0.4 | 14 | 8 | 8 | 0.4 | 40 | 21 | 15 |
| VINT3_3400 | 0.23 | 3.451 | -9.391 | -69.716 | 3 | 2 | 1 | 0.5 | 10 | 8 | 5 | 0.28 | 29 | 19 | 10 |
| VINT3A_3410 | 0.16 | -2.904 | 18.747 | -111.173 | 3 | 2 | 1 | 0.38 | 6 | 5 | 3 | 0.47 | 16 | 10 | 6 |
| VP1_3610 | 0.27 | -104.275 | -29.499 | -78.492 | 3 | 2 | 1 | 0.28 | 28 | 6 | 10 | 0.45 | 74 | 30 | 16 |
| VPR1_3650 | 0.22 | 70 | 70 | 90 | 3 | 2 | 1 | 0.37 | 7 | 10 | 10 | 0.41 | 68 | 50 | 27 |
| VRP1_3660 | 0.16 | 70 | 70 | 90 | 3 | 2 | 1 | 0.38 | 7 | 10 | 10 | 0.47 | 64 | 50 | 29 |
| VT3_1800 | 0.13 | 46.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.44 | 6 | 8 | 7 | 0.43 | 46 | 28 | 16 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 14-42*

RPA
www.rpacan.com

## TABLE 14-17 COPPER VARIOGRAM PARAMETERS
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_3200 | 0.28 | 100 | 0 | 70 | 3 | 2 | 1 | 0.38 | 8 | 8 | 3 | 0.34 | 36 | 20 | 6 |
| 13B_401 | 0.24 | 119.107 | 48.59 | 139.107 | 3 | 2 | 1 | 0.21 | 15 | 16 | 3 | 0.55 | 42 | 27 | 8 |
| 13B1_500 | 0.36 | -39.425 | 58.525 | -163.26 | 3 | 2 | 1 | 0.31 | 10 | 12 | 3 | 0.33 | 54 | 39 | 15 |
| 13B1A_510 | 0.06 | 80 | 70 | 90 | 3 | 2 | 1 | 0.48 | 27 | 11 | 6 | 0.46 | 55 | 33 | 15 |
| 13BSK1_1 | 0.17 | 130 | 70 | 0 | 3 | 2 | 1 | 0.39 | 10 | 6 | 5 | 0.44 | 34 | 22 | 16 |
| 13C1_3610 | 0.08 | 86.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.34 | 7 | 6 | 9 | 0.58 | 55 | 29 | 18 |
| 13CA_430 | 0.15 | 100 | -60 | 90 | 3 | 2 | 1 | 0.6 | 15 | 9 | 4 | 0.25 | 25 | 15 | 8 |
| 13CB_435 | 0.18 | 155.439 | 75.894 | -44.561 | 3 | 2 | 1 | 0.27 | 11 | 15 | 13 | 0.55 | 46 | 30 | 16 |
| 13CC_450 | 0.16 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.55 | 18 | 11 | 3 | 0.29 | 40 | 28 | 13 |
| 13G_470 | 0.15 | -135.038 | 8.649 | -59.619 | 3 | 2 | 1 | 0.63 | 6 | 5 | 6 | 0.22 | 44 | 27 | 11 |
| 13H_445 | 0.16 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.51 | 18 | 11 | 3 | 0.33 | 40 | 28 | 13 |
| 13R8_300 | 0.08 | 65.506 | 67.731 | -117.273 | 3 | 2 | 1 | 0.56 | 14 | 15 | 5 | 0.36 | 64 | 42 | 20 |
| 13R41_300 | 0.08 | 65.506 | 67.731 | -117.273 | 3 | 2 | 1 | 0.56 | 14 | 15 | 5 | 0.36 | 64 | 42 | 20 |
| 13R41A_300 | 0.08 | 65.506 | 67.731 | -117.273 | 3 | 2 | 1 | 0.56 | 14 | 15 | 5 | 0.36 | 64 | 42 | 20 |
| 13r61_210 | 0.04 | 19.575 | -63.194 | -112.647 | 3 | 2 | 1 | 0.32 | 25 | 12 | 3 | 0.65 | 39 | 23 | 10 |
| 13r61b_210 | 0.04 | 19.575 | -63.194 | -112.647 | 3 | 2 | 1 | 0.32 | 25 | 12 | 3 | 0.65 | 39 | 23 | 10 |
| 13R71_435 | 0.18 | 155.439 | 75.894 | -44.561 | 3 | 2 | 1 | 0.27 | 11 | 15 | 13 | 0.55 | 46 | 30 | 16 |
| 13R71B_4000 | 0.22 | 130.79 | 41.561 | 48.07 | 3 | 2 | 1 | 0.69 | 32 | 24 | 5 | 0.09 | 52 | 25 | 11 |
| 13R72B_120 | 0.04 | 19.575 | -63.194 | -112.647 | 3 | 2 | 1 | 0.46 | 20 | 12 | 3 | 0.5 | 39 | 23 | 10 |
| 15_3810 | 0.16 | 155.439 | 75.894 | -44.561 | 3 | 2 | 1 | 0.23 | 8 | 8 | 4 | 0.61 | 23 | 14 | 8 |
| 18C_1200 | 0.13 | 70 | -60 | -90 | 3 | 2 | 1 | 0.36 | 13 | 8 | 5 | 0.52 | 19 | 14 | 8 |
| 18E_1300 | 0.14 | -120 | -70 | 90 | 3 | 2 | 1 | 0.39 | 15 | 19 | 11 | 0.47 | 52 | 31 | 16 |
| 18W_1300 | 0.14 | -120 | -70 | 90 | 3 | 2 | 1 | 0.39 | 15 | 19 | 11 | 0.47 | 52 | 31 | 16 |
| 23C_1300 | 0.14 | -120 | -70 | 90 | 3 | 2 | 1 | 0.39 | 15 | 19 | 11 | 0.47 | 52 | 31 | 16 |
| 23E_1300 | 0.14 | -120 | -70 | 90 | 3 | 2 | 1 | 0.39 | 15 | 19 | 11 | 0.47 | 52 | 31 | 16 |
| 91A_810 | 0.31 | -10.893 | -48.59 | 40.893 | 3 | 2 | 1 | 0.43 | 23 | 19 | 6 | 0.25 | 37 | 22 | 11 |
| 91N_3600 | 0.17 | 130 | 70 | 0 | 3 | 2 | 1 | 0.39 | 10 | 6 | 5 | 0.44 | 34 | 22 | 16 |
| 91S_3660 | 0.16 | 70 | 50 | 90 | 3 | 2 | 1 | 0.46 | 10 | 7 | 6 | 0.39 | 45 | 25 | 13 |
| 103_3201 | 0.31 | 40 | 0 | 70 | 3 | 2 | 1 | 0.42 | 13 | 8 | 5 | 0.27 | 29 | 20 | 20 |
| 103A_3201 | 0.31 | 40 | 0 | 70 | 3 | 2 | 1 | 0.42 | 13 | 8 | 5 | 0.27 | 29 | 20 | 20 |
| 131AA_410 | 0.04 | 94.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.5 | 9 | 17 | 3 | 0.45 | 31 | 22 | 10 |
| 131AB_415 | 0.14 | 23.26 | 58.525 | 109.425 | 3 | 2 | 1 | 0.6 | 17 | 6 | 3 | 0.26 | 29 | 17 | 8 |
| 131B_415 | 0.14 | 23.26 | 58.525 | 109.425 | 3 | 2 | 1 | 0.6 | 17 | 6 | 3 | 0.26 | 29 | 17 | 8 |
| 131D_500 | 0.36 | -39.425 | 58.525 | -163.26 | 3 | 2 | 1 | 0.31 | 10 | 12 | 3 | 0.33 | 54 | 39 | 15 |
| 131E_450 | 0.16 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.55 | 18 | 11 | 3 | 0.29 | 40 | 28 | 13 |
| 131F_510 | 0.06 | 80 | 70 | 90 | 3 | 2 | 1 | 0.48 | 27 | 11 | 6 | 0.46 | 55 | 33 | 15 |
| 152_3800 | 0.26 | -90 | 90 | -50 | 3 | 2 | 1 | 0.07 | 21 | 19 | 4 | 0.67 | 42 | 28 | 16 |
| 173_1800 | 0.1 | -47.273 | 67.731 | -154.494 | 3 | 2 | 1 | 0.46 | 8 | 9 | 6 | 0.44 | 38 | 26 | 14 |
| 173A_1810 | 0.28 | 0 | 0 | -120 | 3 | 2 | 1 | 0.53 | 29 | 23 | 3 | 0.2 | 40 | 26 | 13 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-43*

RPA
www.rpacan.com

Mineralization Domain	Nugget	Datamine Rotation V-ANGLE			Rotation System V-AXIS			Search Ellipse Structure 1				Search Ellipse Structure 2			
		1	2	3	1	2	3	Sill	Major	Minor	Vertical	Sill	Major	Minor	Vertical
173B_1820	0.06	-120.893	48.59	-40.893	3	2	1	0.42	14	4	6	0.52	38	26	10
251E_401	0.24	119.107	48.59	139.107	3	2	1	0.21	15	16	3	0.55	42	27	8
251N_4000	0.22	130.79	41.561	48.07	3	2	1	0.69	32	24	5	0.09	52	25	11
ANC_2702	0.13	-66.033	-50.332	-122.398	3	2	1	0.44	18	10	5	0.44	46	30	11
ANE_2702	0.13	-66.033	-50.332	-122.398	3	2	1	0.44	18	10	5	0.44	46	30	11
ANS_1200	0.13	70	-60	-90	3	2	1	0.36	13	8	5	0.52	19	14	8
C2_3800	0.26	-90	90	-50	3	2	1	0.07	21	19	4	0.67	42	28	16
CNEC_3100	0.13	25.725	29.499	-101.508	3	2	1	0.51	16	8	8	0.36	43	27	19
CNEI_3100	0.13	25.725	29.499	-101.508	3	2	1	0.51	16	8	8	0.36	43	27	19
CNESU_3110	0.18	50	-50	-90	3	2	1	0.23	8	6	3	0.59	26	15	8
CR3_3201	0.31	40	0	70	3	2	1	0.42	13	8	5	0.27	29	20	20
DF2_2210	0.12	-90.149	-44.136	104.002	3	2	1	0.51	14	5	7	0.37	41	26	13
DF2A_2200	0.13	70	0	-110	3	2	1	0.35	6	7	8	0.51	45	30	15
DF2B_2320	0.12	70	0	-110	3	2	1	0.4	6	14	8	0.48	35	23	12
DF2C_2330	0.11	-90.149	-44.136	104.002	3	2	1	0.47	14	5	7	0.42	38	26	13
ING_4000	0.22	130.79	41.561	48.07	3	2	1	0.69	32	24	5	0.09	52	25	11
INTAP_5000	0.11	140	70	0	3	2	1	0.4	12	13	8	0.49	33	14	13
M2_3870	0.2	170	80	0	3	2	1	0.2	43	15	14	0.6	48	31	16
PRVSC_2400	0.07	-130	70	-90	3	2	1	0.62	24	10	5	0.31	35	20	9
PRVSN_2401	0.12	40	-80	-90	3	2	1	0.48	10	4	2	0.4	31	18	8
PRVSSU_2402	0.14	23.987	-37.159	-115.414	3	2	1	0.46	14	12	8	0.4	52	29	13
S2_3950	0.23	-105.725	29.499	-78.492	3	2	1	0.36	26	20	1	0.4	30	24	12
SB2_2200	0.13	70	0	-110	3	2	1	0.35	6	7	8	0.51	45	30	15
SB2A_2210	0.12	-90.149	-44.136	104.002	3	2	1	0.51	14	5	7	0.37	41	26	13
SGC_3850	0.16	-149.686	-17.229	121.567	3	2	1	0.51	14	13	6	0.34	31	20	12
SGN_3851	0.17	-137.24	-33.826	127.005	3	2	1	0.34	14	11	7	0.49	29	18	10
SGS_3852	0.08	170	20	-90	3	2	1	0.64	14	13	6	0.28	31	20	12
SGSU_3853	0.35	71.692	48.974	74.66	3	2	1	0.31	10	5	5	0.34	31	22	19
SP2_3950	0.23	-105.725	29.499	-78.492	3	2	1	0.36	26	20	1	0.4	30	24	12
V2_3890	0.24	170	80	0	3	2	1	0.28	43	15	14	0.48	48	31	16
V27_600	0.15	-130	50	-90	3	2	1	0.63	6	5	4	0.22	27	13	8
VCH3_3853	0.35	71.692	48.974	74.66	3	2	1	0.31	10	5	5	0.34	31	22	19
VINT3_3400	0.19	9.062	-23.399	-68.12	3	2	1	0.45	10	8	5	0.35	29	19	10
VINT3A_3410	0.15	-100	-70	-180	3	2	1	0.36	6	5	3	0.5	16	10	6
VP1_3610	0.08	86.74	58.525	70.575	3	2	1	0.34	7	6	9	0.58	55	29	18
VPR1_3650	0.13	70	50	90	3	2	1	0.41	10	7	6	0.46	45	25	13
VRP1_3660	0.16	70	50	90	3	2	1	0.46	10	7	6	0.39	45	25	13
VT3_1800	0.1	-47.273	67.731	-154.494	3	2	1	0.46	8	9	6	0.44	38	26	14

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 14-44

RPA
www.rpacan.com

## TABLE 14-18 SILVER VARIOGRAM PARAMETERS

**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE 1 | 2 | 3 | Rotation System V-AXIS 1 | 2 | 3 | Search Ellipse Structure 1 Sill | Major | Minor | Vertical | Search Ellipse Structure 2 Sill | Major | Minor | Vertical |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 10_3200 | 0.25 | 69.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.41 | 7 | 7 | 3 | 0.34 | 26 | 16 | 9 |
| 13B_401 | 0.25 | -50.79 | -41.561 | 48.07 | 3 | 2 | 1 | 0.44 | 11 | 12 | 2 | 0.31 | 30 | 21 | 11 |
| 13B1_500 | 0.11 | 16.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.46 | 6 | 8 | 8 | 0.43 | 53 | 34 | 14 |
| 13B1A_510 | 0.05 | 80 | 70 | 90 | 3 | 2 | 1 | 0.46 | 45 | 11 | 9 | 0.48 | 60 | 34 | 16 |
| 13BSK1_1 | 0.23 | 157.273 | 67.731 | -25.506 | 3 | 2 | 1 | 0.34 | 5 | 6 | 5 | 0.42 | 39 | 25 | 16 |
| 13C1_3610 | 0.09 | -104.275 | -29.499 | -78.492 | 3 | 2 | 1 | 0.41 | 10 | 6 | 10 | 0.5 | 60 | 30 | 18 |
| 13CA_430 | 0.07 | 100 | -70 | 90 | 3 | 2 | 1 | 0.52 | 12 | 6 | 5 | 0.42 | 41 | 26 | 14 |
| 13CB_435 | 0.06 | 64.561 | 75.894 | 44.561 | 3 | 2 | 1 | 0.16 | 11 | 14 | 8 | 0.77 | 48 | 29 | 15 |
| 13CC_450 | 0.2 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.44 | 19 | 6 | 4 | 0.36 | 41 | 27 | 9 |
| 13G_470 | 0.2 | -135.038 | 8.649 | -59.619 | 3 | 2 | 1 | 0.44 | 10 | 6 | 6 | 0.36 | 44 | 26 | 14 |
| 13H_445 | 0.23 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.44 | 19 | 6 | 4 | 0.33 | 41 | 27 | 9 |
| 13R8_300 | 0.09 | -156.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.6 | 16 | 12 | 7 | 0.31 | 57 | 32 | 16 |
| 13R41_300 | 0.09 | -156.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.6 | 16 | 12 | 7 | 0.31 | 57 | 32 | 16 |
| 13R41A_300 | 0.09 | -156.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.6 | 16 | 12 | 7 | 0.31 | 57 | 32 | 16 |
| 13r61_210 | 0.04 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.64 | 4 | 6 | 4 | 0.32 | 29 | 17 | 8 |
| 13r61b_210 | 0.04 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.64 | 4 | 6 | 4 | 0.32 | 29 | 17 | 8 |
| 13R71_435 | 0.06 | 64.561 | 75.894 | 44.561 | 3 | 2 | 1 | 0.16 | 11 | 14 | 8 | 0.77 | 48 | 29 | 15 |
| 13R71B_4000 | 0.21 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.46 | 10 | 14 | 5 | 0.33 | 28 | 21 | 8 |
| 13R72B_120 | 0.04 | 34.275 | -29.499 | -101.508 | 3 | 2 | 1 | 0.52 | 21 | 5 | 3 | 0.44 | 43 | 24 | 11 |
| 15_3810 | 0.06 | 155.439 | 75.894 | -44.561 | 3 | 2 | 1 | 0.38 | 10 | 14 | 5 | 0.56 | 22 | 18 | 8 |
| 18C_1200 | 0.14 | 121.924 | -65.186 | -35.417 | 3 | 2 | 1 | 0.53 | 6 | 5 | 6 | 0.33 | 23 | 15 | 8 |
| 18E_1300 | 0.25 | -120 | -60 | 90 | 3 | 2 | 1 | 0.33 | 10 | 6 | 6 | 0.42 | 52 | 24 | 12 |
| 18W_1300 | 0.25 | -120 | -60 | 90 | 3 | 2 | 1 | 0.33 | 10 | 6 | 6 | 0.42 | 52 | 24 | 12 |
| 23C_1300 | 0.25 | -120 | -60 | 90 | 3 | 2 | 1 | 0.33 | 10 | 6 | 6 | 0.42 | 52 | 24 | 12 |
| 23E_1300 | 0.25 | -120 | -60 | 90 | 3 | 2 | 1 | 0.33 | 10 | 6 | 6 | 0.42 | 52 | 24 | 12 |
| 91A_810 | 0.29 | -10.893 | -48.59 | 40.893 | 3 | 2 | 1 | 0.32 | 22 | 6 | 4 | 0.4 | 30 | 18 | 10 |
| 91N_3600 | 0.23 | 157.273 | 67.731 | -25.506 | 3 | 2 | 1 | 0.34 | 5 | 6 | 5 | 0.42 | 39 | 25 | 16 |
| 91S_3660 | 0.1 | -110 | 50 | -90 | 3 | 2 | 1 | 0.55 | 10 | 5 | 10 | 0.35 | 67 | 57 | 27 |
| 103_3201 | 0.3 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.46 | 7 | 7 | 3 | 0.24 | 24 | 16 | 9 |
| 103A_3201 | 0.3 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.46 | 7 | 7 | 3 | 0.24 | 24 | 16 | 9 |
| 131AA_410 | 0.04 | 114.275 | 29.499 | -78.492 | 3 | 2 | 1 | 0.42 | 24 | 15 | 4 | 0.54 | 50 | 28 | 11 |
| 131AB_415 | 0.21 | 24.494 | 67.731 | 117.273 | 3 | 2 | 1 | 0.46 | 23 | 8 | 4 | 0.33 | 43 | 23 | 9 |
| 131B_415 | 0.21 | 24.494 | 67.731 | 117.273 | 3 | 2 | 1 | 0.46 | 23 | 8 | 4 | 0.33 | 43 | 23 | 9 |
| 131D_500 | 0.11 | 16.052 | 54.469 | 149.358 | 3 | 2 | 1 | 0.46 | 6 | 8 | 8 | 0.43 | 53 | 34 | 14 |
| 131E_450 | 0.2 | -39.107 | 48.59 | -139.107 | 3 | 2 | 1 | 0.44 | 19 | 6 | 4 | 0.36 | 41 | 27 | 9 |
| 131F_510 | 0.05 | 80 | 70 | 90 | 3 | 2 | 1 | 0.46 | 45 | 11 | 9 | 0.48 | 60 | 34 | 16 |
| 152_3800 | 0.21 | 130 | 70 | 90 | 3 | 2 | 1 | 0.33 | 5 | 9 | 4 | 0.46 | 24 | 17 | 11 |
| 173_1800 | 0.09 | 26.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.4 | 6 | 9 | 11 | 0.5 | 38 | 28 | 15 |
| 173A_1810 | 0.21 | 0 | 0 | -120 | 3 | 2 | 1 | 0.47 | 12 | 25 | 4 | 0.33 | 44 | 26 | 14 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-45*

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 173B_1820 | 0.06 | 140.893 | 48.59 | 40.893 | 3 | 2 | 1 | 0.39 | 19 | 11 | 6 | 0.55 | 36 | 20 | 11 |
| 251E_401 | 0.25 | -50.79 | -41.561 | 48.07 | 3 | 2 | 1 | 0.44 | 11 | 12 | 2 | 0.31 | 30 | 21 | 11 |
| 251N_4000 | 0.21 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.46 | 10 | 14 | 5 | 0.33 | 28 | 21 | 8 |
| ANC_2702 | 0.12 | -66.033 | -50.332 | -122.398 | 3 | 2 | 1 | 0.63 | 8 | 6 | 6 | 0.25 | 18 | 11 | 7 |
| ANE_2702 | 0.12 | -66.033 | -50.332 | -122.398 | 3 | 2 | 1 | 0.63 | 8 | 6 | 6 | 0.25 | 18 | 11 | 7 |
| ANS_1200 | 0.14 | 121.924 | -65.186 | -35.417 | 3 | 2 | 1 | 0.53 | 6 | 5 | 6 | 0.33 | 23 | 15 | 8 |
| C2_3800 | 0.21 | 130 | 70 | 90 | 3 | 2 | 1 | 0.33 | 5 | 9 | 4 | 0.46 | 24 | 17 | 11 |
| CNEC_3100 | 0.25 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.34 | 24 | 18 | 7 | 0.41 | 43 | 31 | 18 |
| CNEI_3100 | 0.25 | 25.725 | 29.499 | -101.508 | 3 | 2 | 1 | 0.34 | 24 | 18 | 7 | 0.41 | 43 | 31 | 18 |
| CNESU_3110 | 0.05 | 50 | -50 | -90 | 3 | 2 | 1 | 0.63 | 23 | 8 | 3 | 0.32 | 44 | 19 | 9 |
| CR3_3201 | 0.3 | 9.358 | -54.469 | 53.948 | 3 | 2 | 1 | 0.46 | 7 | 7 | 3 | 0.24 | 24 | 16 | 9 |
| DF2_2210 | 0.08 | -90.149 | -44.136 | 104.002 | 3 | 2 | 1 | 0.59 | 14 | 9 | 7 | 0.33 | 53 | 29 | 12 |
| DF2A_2200 | 0.19 | 80 | 0 | -100 | 3 | 2 | 1 | 0.46 | 12 | 16 | 6 | 0.35 | 53 | 33 | 10 |
| DF2B_2320 | 0.17 | 80 | 0 | -100 | 3 | 2 | 1 | 0.57 | 22 | 19 | 6 | 0.26 | 51 | 30 | 10 |
| DF2C_2330 | 0.09 | -90.149 | -44.136 | 104.002 | 3 | 2 | 1 | 0.41 | 13 | 9 | 7 | 0.51 | 47 | 29 | 12 |
| ING_4000 | 0.21 | -96.102 | 25.659 | -56.31 | 3 | 2 | 1 | 0.46 | 10 | 14 | 5 | 0.33 | 28 | 21 | 8 |
| INTAP_5000 | 0.14 | 66.013 | 37.159 | 64.586 | 3 | 2 | 1 | 0.4 | 12 | 7 | 15 | 0.46 | 33 | 21 | 20 |
| M2_3870 | 0.24 | -144.561 | 75.894 | -44.561 | 3 | 2 | 1 | 0.2 | 40 | 15 | 14 | 0.57 | 63 | 33 | 15 |
| PRVSC_2400 | 0.09 | -130 | 80 | -90 | 3 | 2 | 1 | 0.31 | 8 | 4 | 6 | 0.59 | 37 | 20 | 9 |
| PRVSN_2401 | 0.13 | -140 | -60 | 90 | 3 | 2 | 1 | 0.52 | 10 | 4 | 2 | 0.35 | 31 | 18 | 8 |
| PRVSSU_2402 | 0.18 | 56.013 | 37.159 | -115.414 | 3 | 2 | 1 | 0.54 | 14 | 14 | 6 | 0.27 | 53 | 34 | 18 |
| S2_3950 | 0.18 | 88.29 | 39.273 | 77.038 | 3 | 2 | 1 | 0.44 | 26 | 17 | 1 | 0.38 | 39 | 26 | 13 |
| SB2_2200 | 0.19 | 80 | 0 | -100 | 3 | 2 | 1 | 0.46 | 12 | 16 | 6 | 0.35 | 53 | 33 | 10 |
| SB2A_2210 | 0.08 | -90.149 | -44.136 | 104.002 | 3 | 2 | 1 | 0.59 | 14 | 9 | 7 | 0.33 | 53 | 29 | 12 |
| SGC_3850 | 0.09 | -152.904 | -18.747 | 111.173 | 3 | 2 | 1 | 0.34 | 12 | 10 | 1 | 0.57 | 30 | 22 | 11 |
| SGN_3851 | 0.08 | -152.904 | -18.747 | 111.173 | 3 | 2 | 1 | 0.48 | 10 | 7 | 6 | 0.44 | 18 | 12 | 10 |
| SGS_3852 | 0.07 | -10 | -20 | 90 | 3 | 2 | 1 | 0.37 | 17 | 11 | 6 | 0.55 | 23 | 19 | 9 |
| SGSU_3853 | 0.42 | 76.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.39 | 15 | 9 | 8 | 0.19 | 51 | 29 | 20 |
| SP2_3950 | 0.18 | 88.29 | 39.273 | 77.038 | 3 | 2 | 1 | 0.44 | 26 | 17 | 1 | 0.38 | 39 | 26 | 13 |
| V2_3890 | 0.22 | -144.561 | 75.894 | -44.561 | 3 | 2 | 1 | 0.01 | 42 | 15 | 14 | 0.77 | 43 | 31 | 15 |
| V27_600 | 0.2 | -130 | 50 | -90 | 3 | 2 | 1 | 0.35 | 5 | 6 | 4 | 0.45 | 21 | 14 | 8 |
| VCH3_3853 | 0.42 | 76.74 | 58.525 | 70.575 | 3 | 2 | 1 | 0.39 | 15 | 9 | 8 | 0.19 | 51 | 29 | 20 |
| VINT3_3400 | 0.2 | 3.451 | -9.391 | -69.716 | 3 | 2 | 1 | 0.44 | 10 | 8 | 5 | 0.36 | 29 | 19 | 10 |
| VINT3A_3410 | 0.15 | -146.781 | -62.009 | 136.781 | 3 | 2 | 1 | 0.21 | 6 | 5 | 3 | 0.64 | 20 | 10 | 6 |
| VP1_3610 | 0.09 | -104.275 | -29.499 | -78.492 | 3 | 2 | 1 | 0.41 | 10 | 6 | 10 | 0.5 | 60 | 30 | 18 |
| VPR1_3650 | 0.12 | -110 | 50 | -90 | 3 | 2 | 1 | 0.55 | 10 | 5 | 10 | 0.33 | 67 | 57 | 27 |
| VRP1_3660 | 0.1 | -110 | 50 | -90 | 3 | 2 | 1 | 0.55 | 10 | 5 | 10 | 0.35 | 67 | 57 | 27 |
| VT3_1800 | 0.09 | 26.781 | 62.009 | 136.781 | 3 | 2 | 1 | 0.4 | 6 | 9 | 11 | 0.5 | 38 | 28 | 15 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-46*

RPA
www.rpacan.com

## BLOCK MODEL AND GRADE ESTIMATION

The block model was built and grade estimates were performed using Datamine Studio RM (version 14.1.156-3) software. The Atacocha underground block model was sub-celled at mineralization wireframes boundaries with parent cells measuring 4 m by 4 m by 4 m and a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m. The block model parameters are given in Table 14-19. The block size selected by Atacocha corresponds to the cut and fill mining method and the average thickness of the mineralization domains are approximately five metre.

### TABLE 14-19 ATACOCHA UNDERGROUND BLOCK MODEL PARAMETERS
**Nexa Resources S.A.- Atacocha Mine**

| Parameter | East (m) | North (m) | Elevation (m) |
|---|---|---|---|
| Minimum Coordinate | 366,300 | 8,826,200 | 2,400 |
| Maximum Coordinate | 368,700 | 8,831,156 | 4,704 |
| Block Size (m) | 4 | 4 | 4 |

Atacocha defined the direction and the search parameters based on the trend analysis performed in the variography study and the orientation and geometry of the mineralized wireframes.

The grade interpolation strategy incorporated three estimation passes using OK or $ID^3$ estimation methods for Zn, Pb, Cu, and Ag composites. The estimation parameters are given in Tables 14-20 to 14-23.

A comparison of $ID^3$ and OK against NN results was performed to determine the most effective parameters for the estimation. NN interpolation was used only for validation purpose.

### TABLE 14-20 ZINC ESTIMATION PARAMETERS – ATACOCHA UNDERGROUND
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_3200 | $ID^3$ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 2 | 4 | 1.20 | 2 | 3 | 30 | 1 | 2 |
| 13B_401 | $ID^3$ | 3 | 2 | 1 | 19 | 13.5 | 6.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| 13B1_500 | OK | 3 | 2 | 1 | 16.7 | 13 | 5.3 | 1 | 9 | 18 | 3.00 | 6 | 12 | 30 | 1 | 2 |
| 13B1A_510 | $ID^3$ | 3 | 2 | 1 | 40 | 25 | 12 | 1 | 6 | 12 | 1.50 | 4 | 5 | 10 | 1 | 1 |
| 13BSKN1_1 | OK | 3 | 2 | 1 | 18.5 | 14 | 8 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| 13C1_3610 | OK | 3 | 2 | 1 | 18 | 10 | 5 | 1 | 5 | 8 | 1.50 | 4 | 8 | 10 | 1 | 2 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-47*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 13CA_430 | OK | 3 | 2 | 1 | 16 | 10.5 | 5.5 | 1 | 9 | 18 | 2.00 | 4 | 12 | 10 | 1 | 2 |
| 13CB_435 | OK | 3 | 2 | 1 | 12.6 | 6 | 3.6 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 3 |
| 13CC_450 | OK | 3 | 2 | 1 | 17 | 11.5 | 5 | 1 | 4 | 12 | 1.50 | 2 | 6 | 10 | 1 | 2 |
| 13G_470 | OK | 3 | 2 | 1 | 31 | 19.5 | 10.5 | 1 | 9 | 18 | 1.50 | 9 | 18 | 30 | 1 | 2 |
| 13H_445 | $ID^3$ | 3 | 2 | 1 | 17 | 11.5 | 5 | 1 | 1 | 4 | 2.00 | 1 | 4 | 10 | 1 | 2 |
| 13R8_300 | OK | 3 | 2 | 1 | 22 | 14.6 | 6.6 | 1 | 6 | 12 | 1.50 | 4 | 9 | 30 | 1 | 2 |
| 13R41_300 | $ID^3$ | 3 | 2 | 1 | 33 | 22 | 10 | 1 | 8 | 15 | 2.00 | 6 | 9 | 30 | 1 | 4 |
| 13R41A_300 | OK | 3 | 2 | 1 | 33 | 22 | 10 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 13r61_210 | $ID^3$ | 3 | 2 | 1 | 21.5 | 13.5 | 5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 6 |
| 13r61b_210 | $ID^3$ | 3 | 2 | 1 | 26.5 | 13.5 | 5 | 1 | 4 | 16 | 2.50 | 4 | 8 | 10 | 1 | 6 |
| 13R71_435 | $ID^3$ | 3 | 2 | 1 | 19 | 9.5 | 6.5 | 1 | 6 | 18 | 1.50 | 4 | 12 | 10 | 1 | 3 |
| 13R71B_4000 | $ID^3$ | 3 | 2 | 1 | 15 | 8 | 4 | 1 | 5 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| 13R72B_120 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| 15_3810 | $ID^3$ | 3 | 2 | 1 | 24 | 16 | 7 | 1 | 8 | 16 | 1.50 | 6 | 9 | 10 | 1 | 5 |
| 18C_1200 | OK | 3 | 2 | 1 | 40 | 27 | 16 | 1 | 9 | 18 | 1.50 | 6 | 9 | 30 | 1 | 2 |
| 18E_1300 | OK | 3 | 2 | 1 | 32 | 12 | 10 | 1 | 6 | 12 | 1.50 | 4 | 10 | 10 | 1 | 5 |
| 18W_1300 | OK | 3 | 2 | 1 | 18 | 11 | 6 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 2 |
| 23C_1300 | OK | 3 | 2 | 1 | 18 | 11 | 6 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| 23E_1300 | OK | 3 | 2 | 1 | 18 | 11 | 6 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| 91A_810 | OK | 3 | 2 | 1 | 27 | 15 | 10 | 1 | 8 | 12 | 1.50 | 4 | 10 | 10 | 1 | 4 |
| 91N_3600 | $ID^3$ | 3 | 2 | 1 | 37 | 28 | 16 | 1 | 4 | 6 | 1.50 | 2 | 4 | 10 | 1 | 6 |
| 91S_3660 | $ID^3$ | 3 | 2 | 1 | 27 | 18 | 9 | 1 | 7 | 12 | 2.30 | 5 | 8 | 10 | 1 | 6 |
| 103_3201 | OK | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 6 | 10 | 1.80 | 4 | 9 | 10 | 1 | 4 |
| 103A_3201 | $ID^3$ | 3 | 2 | 1 | 8 | 5 | 3 | 1 | 2 | 4 | 1.50 | 1 | 2 | 10 | 1 | 3 |
| 131AA_410 | OK | 3 | 2 | 1 | 20 | 12 | 5 | 1 | 6 | 12 | 1.50 | 2 | 4 | 10 | 1 | 2 |
| 131AB_415 | $ID^3$ | 3 | 2 | 1 | 14 | 8.5 | 5 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131B_415 | $ID^3$ | 3 | 2 | 1 | 14 | 8.5 | 5 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131D_500 | OK | 3 | 2 | 1 | 25 | 19.5 | 8 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 2 |
| 131E_450 | OK | 3 | 2 | 1 | 17 | 11.5 | 5 | 1 | 6 | 10 | 1.50 | 4 | 7 | 10 | 1 | 2 |
| 131F_510 | $ID^3$ | 3 | 2 | 1 | 13.7 | 8.3 | 4 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| 152_3800 | $ID^3$ | 3 | 2 | 1 | 33 | 20 | 10 | 1 | 7 | 14 | 1.30 | 6 | 9 | 10 | 1 | 6 |
| 173_1800 | OK | 3 | 2 | 1 | 20.7 | 10.3 | 5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 173A_1810 | OK | 3 | 2 | 1 | 12.3 | 14.3 | 4.7 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 3 |
| 173B_1820 | OK | 3 | 2 | 1 | 13 | 8.5 | 4.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |
| 251E_401 | $ID^3$ | 3 | 2 | 1 | 10 | 7 | 5.5 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 2 |
| 251N_4000 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| ANC_2702 | OK | 3 | 2 | 1 | 16.5 | 7.5 | 3.5 | 1 | 6 | 18 | 2.00 | 4 | 9 | 10 | 1 | 3 |
| ANE_2702 | OK | 3 | 2 | 1 | 16.5 | 7.5 | 3.5 | 1 | 9 | 18 | 2.50 | 6 | 9 | 50 | 1 | 3 |
| ANS_1200 | $ID^3$ | 3 | 2 | 1 | 20 | 13.5 | 8 | 1 | 8 | 16 | 1.50 | 4 | 12 | 10 | 1 | 2 |
| C2_3800 | $ID^3$ | 3 | 2 | 1 | 27 | 18 | 8 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| CNEC_3100 | OK | 3 | 2 | 1 | 10.3 | 13.3 | 5 | 1 | 9 | 18 | 3.00 | 6 | 9 | 10 | 1 | 3 |
| CNEI_3100 | OK | 3 | 2 | 1 | 10.3 | 13.3 | 5 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 3 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-48*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| CNESU_3110 | ID³ | 3 | 2 | 1 | 15 | 8.5 | 4.5 | 1 | 4 | 7 | 1.80 | 6 | 12 | 10 | 1 | 3 |
| CR3_3201 | ID³ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 3 | 5 | 1.80 | 2 | 4 | 30 | 1 | 4 |
| DF2_2210 | OK | 3 | 2 | 1 | 15.5 | 9.5 | 4.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 3 |
| DF2A_2200 | OK | 3 | 2 | 1 | 16.5 | 10.5 | 5.5 | 1 | 8 | 18 | 2.00 | 6 | 9 | 10 | 1 | 3 |
| DF2B_2320 | ID³ | 3 | 2 | 1 | 11 | 7 | 3.7 | 1 | 1 | 2 | 2.00 | 1 | 2 | 30 | 1 | 2 |
| DF2C_2330 | ID³ | 3 | 2 | 1 | 10.3 | 6.3 | 3 | 1 | 2 | 4 | 2.00 | 1 | 2 | 10 | 1 | 2 |
| ING_4000 | ID³ | 3 | 2 | 1 | 50 | 32 | 15 | 1 | 6 | 12 | 1.30 | 5 | 8 | 10 | 1 | 4 |
| INTAP_5000 | ID³ | 3 | 2 | 1 | 43 | 28 | 10 | 1 | 6 | 12 | 1.50 | 5 | 6 | 10 | 1 | 5 |
| M2_3870 | OK | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 12 | 1.80 | 6 | 9 | 10 | 1 | 5 |
| PRVSC_2400 | OK | 3 | 2 | 1 | 20 | 11.5 | 6 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 2 |
| PRVSN_2401 | ID³ | 3 | 2 | 1 | 27 | 18 | 8 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 3 |
| PRVSSU_2402 | OK | 3 | 2 | 1 | 10.7 | 16.3 | 5 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 4 |
| S2_3950 | ID³ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 5 | 10 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| SB2_2200 | OK | 3 | 2 | 1 | 16.5 | 10.5 | 5.5 | 1 | 6 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| SB2A_2210 | OK | 3 | 2 | 1 | 15.5 | 9.5 | 4.5 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| SGC_3850 | ID³ | 3 | 2 | 1 | 44 | 26 | 15 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| SGN_3851 | ID³ | 3 | 2 | 1 | 40 | 23 | 11 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGS_3852 | ID³ | 3 | 2 | 1 | 50 | 30 | 15 | 1 | 4 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGSU_3853 | OK | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 5 | 12 | 1.40 | 5 | 12 | 10 | 1 | 2 |
| SP2_3950 | ID³ | 3 | 2 | 1 | 36 | 24 | 8 | 1 | 9 | 10 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| V2_3890 | ID³ | 3 | 2 | 1 | 21 | 17 | 11 | 1 | 2 | 4 | 1.50 | 2 | 4 | 10 | 1 | 2 |
| V27_600 | OK | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 14 | 1.60 | 5 | 8 | 10 | 1 | 4 |
| VCH3_3853 | ID³ | 3 | 2 | 1 | 36 | 24 | 5 | 1 | 5 | 10 | 1.60 | 6 | 9 | 10 | 1 | 6 |
| VINT3_3400 | ID³ | 3 | 2 | 1 | 12 | 10 | 4 | 1 | 2 | 4 | 1.50 | 2 | 4 | 30 | 1 | 2 |
| VINT3A_3410 | ID³ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 2 | 4 | 2.00 | 2 | 4 | 30 | 1 | 2 |
| VP1_3610 | OK | 3 | 2 | 1 | 15 | 10 | 5 | 1 | 6 | 12 | 1.20 | 4 | 6 | 10 | 1 | 1 |
| VPR1_3650 | ID³ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 4 | 7 | 1.50 | 4 | 7 | 10 | 1 | 3 |
| VRP1_3660 | ID³ | 3 | 2 | 1 | 18 | 18 | 6 | 1 | 7 | 10 | 1.30 | 6 | 10 | 10 | 1 | 4 |
| VT3_1800 | OK | 3 | 2 | 1 | 20.7 | 10.3 | 5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |

## TABLE 14-21 LEAD ESTIMATION PARAMETERS – ATACOCHA UNDERGROUND
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # comp | | Pass 2 SVOLFAC | # comp | | Pass 3 SVOLFAC | # comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_3200 | ID³ | 3 | 2 | 1 | 12 | 7 | 3 | 1 | 2 | 4 | 1.20 | 2 | 3 | 30 | 1 | 2 |
| 13B_401 | ID³ | 3 | 2 | 1 | 16.5 | 11 | 4 | 1 | 6 | 18 | 2.00 | 6 | 8 | 30 | 1 | 6 |
| 13B1_500 | OK | 3 | 2 | 1 | 20.3 | 11.3 | 5.3 | 1 | 9 | 18 | 3.00 | 6 | 12 | 30 | 1 | 2 |
| 13B1A_510 | ID³ | 3 | 2 | 1 | 20 | 15 | 7 | 1 | 4 | 12 | 2.00 | 4 | 5 | 10 | 1 | 1 |
| 13BSKN1_1 | OK | 3 | 2 | 1 | 22 | 14 | 10 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-49**

RPA
www.rpacan.com

Mineralization Domain	Method	Rotation System S-AXIS			Search Ellipse S-DIST			Pass 1 SVOLFAC	# comp		Pass 2 SVOLFAC	# comp		Pass 3 SVOLFAC	# comp	
		1	2	3	1	2	3		Min	Max		Min	Max		Min	Max
13C1_3610	OK	3	2	1	13	7	4	1	5	7	1.50	5	7	10	2	4
13CA_430	OK	3	2	1	12.5	8.5	4	1	9	18	2.00	4	12	10	1	2
13CB_435	ID^3	3	2	1	16	10	5	1	9	18	1.50	6	12	10	1	3
13CC_450	OK	3	2	1	17	11.5	5	1	4	12	1.50	2	6	10	1	2
13G_470	OK	3	2	1	36.5	20	9	1	9	18	1.50	9	18	30	1	2
13H_445	ID^3	3	2	1	17	11.5	5	1	1	4	2.00	1	4	10	1	2
13R8_300	ID^3	3	2	1	17	10.3	5.3	1	9	18	2.00	4	12	30	1	2
13R41_300	ID^3	3	2	1	25.5	16	8	1	8	15	2.00	6	9	30	1	4
13R41A_300	ID^3	3	2	1	25.5	16	8	1	9	18	2.00	6	9	10	1	6
13r61_210	ID^3	3	2	1	18.5	13.5	5.5	1	9	18	1.50	6	12	10	1	6
13r61b_210	ID^3	3	2	1	18.5	13	6.5	1	4	12	2.50	4	8	10	1	6
13R71_435	ID^3	3	2	1	25.5	14.5	7.5	1	6	12	1.50	4	8	10	1	3
13R71B_4000	ID^3	3	2	1	15	10	5	1	5	7	1.50	6	9	10	1	4
13R72B_120	ID^3	3	2	1	45	30	15	1	9	18	1.50	6	9	10	1	6
15_3810	ID^3	3	2	1	22	16	7	1	6	12	1.70	4	9	10	1	4
18C_1200	OK	3	2	1	12.5	7.5	4	1	4	8	2.00	4	8	30	1	2
18E_1300	ID^3	3	2	1	34	14	10	1	6	12	2.00	3	6	10	1	4
18W_1300	OK	3	2	1	26	12	6	1	9	18	1.50	6	9	10	1	2
23C_1300	OK	3	2	1	26	12	6	1	9	18	1.50	6	9	10	1	3
23E_1300	OK	3	2	1	26	12	6	1	4	8	2.00	4	8	10	1	1
91A_810	ID^3	3	2	1	35	18	10	1	7	13	1.50	5	12	10	1	4
91N_3600	ID^3	3	2	1	44	28	20	1	4	6	1.50	2	4	10	1	6
91S_3660	ID^3	3	2	1	27	18	9	1	7	12	2.30	5	8	10	1	6
103_3201	OK	3	2	1	24	12	8	1	6	10	1.80	4	9	10	1	4
103A_3201	ID^3	3	2	1	8	5	3	1	2	4	1.50	1	2	10	1	3
131AA_410	OK	3	2	1	17	9.5	6.5	1	6	12	1.50	2	4	10	1	2
131AB_415	OK	3	2	1	21.5	13.5	6	1	6	18	2.00	4	12	10	1	6
131B_415	ID^3	3	2	1	21.5	13.5	6	1	4	8	2.00	4	8	10	1	4
131D_500	OK	3	2	1	30.5	17	8	1	9	18	2.00	6	12	10	1	2
131E_450	OK	3	2	1	17	11.5	5	1	6	18	1.50	4	12	10	1	2
131F_510	ID^3	3	2	1	13.3	10	4.7	1	4	8	2.00	4	8	10	1	2
152_3800	ID^3	3	2	1	24	16	7	1	7	14	1.60	5	9	10	1	6
173_1800	OK	3	2	1	13	8.3	5.3	1	9	18	2.00	6	9	10	1	6
173A_1810	OK	3	2	1	10	13.3	6.3	1	9	18	2.00	6	9	30	1	6
173B_1820	OK	3	2	1	20	13	7	1	9	18	2.00	6	9	10	1	2
251E_401	ID^3	3	2	1	16.5	11	4	1	4	8	1.50	1	4	10	1	4
251N_4000	ID^3	3	2	1	45	30	15	1	9	18	1.50	6	9	10	1	6
ANC_2702	ID^3	3	2	1	15	10	5	1	6	18	2.00	4	9	10	1	3
ANE_2702	ID^3	3	2	1	15	10	5	1	6	12	2.50	4	8	30	1	2
ANS_1200	ID^3	3	2	1	25	15	8	1	8	16	1.50	4	12	10	1	2
C2_3800	ID^3	3	2	1	30	20	10	1	4	8	1.50	6	9	10	1	3
CNEC_3100	OK	3	2	1	20	19	6.7	1	9	18	1.50	4	8	10	1	2

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 14-50

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS 1 | 2 | 3 | Search Ellipse S-DIST 1 | 2 | 3 | Pass 1 SVOLFAC | # comp Min | # comp Max | Pass 2 SVOLFAC | # comp Min | # comp Max | Pass 3 SVOLFAC | # comp Min | # comp Max |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CNEI_3100 | OK | 3 | 2 | 1 | 20 | 19 | 6.7 | 1 | 9 | 18 | 2.50 | 4 | 6 | 30 | 1 | 2 |
| CNESU_3110 | ID$^3$ | 3 | 2 | 1 | 18.5 | 8.5 | 4 | 1 | 4 | 7 | 1.80 | 6 | 12 | 10 | 1 | 3 |
| CR3_3201 | ID$^3$ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 3 | 5 | 1.80 | 2 | 4 | 30 | 1 | 4 |
| DF2_2210 | ID$^3$ | 3 | 2 | 1 | 20 | 11 | 7 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 3 |
| DF2A_2200 | ID$^3$ | 3 | 2 | 1 | 17.5 | 20 | 5 | 1 | 8 | 18 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| DF2B_2320 | ID$^3$ | 3 | 2 | 1 | 11.7 | 13.3 | 3.3 | 1 | 1 | 2 | 2.00 | 1 | 2 | 30 | 1 | 2 |
| DF2C_2330 | ID$^3$ | 3 | 2 | 1 | 13.3 | 7.3 | 4.7 | 1 | 2 | 4 | 2.00 | 1 | 2 | 10 | 1 | 2 |
| ING_4000 | ID$^3$ | 3 | 2 | 1 | 60 | 38 | 20 | 1 | 6 | 12 | 1.30 | 5 | 8 | 10 | 1 | 3 |
| INTAP_5000 | ID$^3$ | 3 | 2 | 1 | 43 | 28 | 10 | 1 | 6 | 12 | 1.50 | 5 | 6 | 10 | 1 | 5 |
| M2_3870 | OK | 3 | 2 | 1 | 26 | 20 | 15 | 1 | 6 | 18 | 2.00 | 6 | 12 | 10 | 1 | 1 |
| PRVSC_2400 | OK | 3 | 2 | 1 | 15 | 9.5 | 4.5 | 1 | 6 | 12 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| PRVSN_2401 | ID$^3$ | 3 | 2 | 1 | 27 | 18 | 8 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 3 |
| PRVSSU_2402 | ID$^3$ | 3 | 2 | 1 | 17.3 | 9.7 | 4.3 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 4 |
| S2_3950 | ID$^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 8 | 10 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| SB2_2200 | OK | 3 | 2 | 1 | 17.5 | 20 | 5 | 1 | 6 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| SB2A_2210 | OK | 3 | 2 | 1 | 20 | 11 | 7 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| SGC_3850 | ID$^3$ | 3 | 2 | 1 | 44 | 26 | 11 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 2 |
| SGN_3851 | ID$^3$ | 3 | 2 | 1 | 36 | 24 | 12 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGS_3852 | ID$^3$ | 3 | 2 | 1 | 50 | 30 | 15 | 1 | 4 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGSU_3853 | OK | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 5 | 12 | 1.40 | 7 | 12 | 10 | 1 | 2 |
| SP2_3950 | ID$^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 4 | 7 | 1.30 | 6 | 9 | 10 | 1 | 6 |
| V2_3890 | ID$^3$ | 3 | 2 | 1 | 26 | 20 | 15 | 1 | 4 | 16 | 2.00 | 1 | 2 | 10 | 1 | 2 |
| V27_600 | OK | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 14 | 1.60 | 5 | 8 | 10 | 1 | 4 |
| VCH3_3853 | ID$^3$ | 3 | 2 | 1 | 36 | 24 | 5 | 1 | 5 | 10 | 1.60 | 6 | 9 | 10 | 1 | 6 |
| VINT3_3400 | ID$^3$ | 3 | 2 | 1 | 12 | 10 | 4 | 1 | 2 | 4 | 1.50 | 2 | 4 | 30 | 1 | 2 |
| VINT3A_3410 | ID$^3$ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 2 | 4 | 2.00 | 2 | 4 | 30 | 1 | 2 |
| VP1_3610 | OK | 3 | 2 | 1 | 15 | 10 | 5 | 1 | 6 | 12 | 1.20 | 4 | 6 | 10 | 1 | 1 |
| VPR1_3650 | ID$^3$ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 4 | 7 | 1.50 | 4 | 7 | 10 | 1 | 3 |
| VRP1_3660 | OK | 3 | 2 | 1 | 18 | 18 | 6 | 1 | 7 | 10 | 1.30 | 6 | 10 | 10 | 1 | 4 |
| VT3_1800 | OK | 3 | 2 | 1 | 13 | 8.3 | 5.3 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |

## TABLE 14-22 COPPER ESTIMATION PARAMETERS - – ATACOCHA UNDERGROUND

**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | Method | Rotation System S-AXIS 1 | 2 | 3 | Search Ellipse S-DIST 1 | 2 | 3 | Pass 1 SVOLFAC | # Comp Min | # Comp Max | Pass 2 SVOLFAC | # Comp Min | # Comp Max | Pass 3 SVOLFAC | # Comp Min | # Comp Max |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 10_3200 | ID$^3$ | 3 | 2 | 1 | 9 | 6 | 3 | 1 | 2 | 4 | 1.20 | 2 | 3 | 30 | 1 | 2 |
| 13B_401 | OK | 3 | 2 | 1 | 19 | 12.5 | 4 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| 13B1_500 | OK | 3 | 2 | 1 | 18 | 11.7 | 5 | 1 | 9 | 18 | 3.00 | 6 | 12 | 30 | 1 | 2 |
| 13B1A_510 | ID$^3$ | 3 | 2 | 1 | 55 | 35 | 17 | 1 | 2 | 8 | 1.50 | 2 | 5 | 10 | 1 | 1 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-51*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS 1 | 2 | 3 | Search Ellipse S-DIST 1 | 2 | 3 | Pass 1 SVOLFAC | # Comp Min | Max | Pass 2 SVOLFAC | # Comp Min | Max | Pass 3 SVOLFAC | # Comp Min | Max |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 13BSKN1_1 | OK | 3 | 2 | 1 | 17 | 11 | 8 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| 13C1_3610 | OK | 3 | 2 | 1 | 24 | 12 | 6 | 1 | 7 | 14 | 1.30 | 4 | 8 | 10 | 1 | 3 |
| 13CA_430 | OK | 3 | 2 | 1 | 12.5 | 7.5 | 4 | 1 | 9 | 18 | 2.00 | 4 | 12 | 10 | 1 | 2 |
| 13CB_435 | OK | 3 | 2 | 1 | 16 | 10 | 5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 3 |
| 13CC_450 | $ID^3$ | 3 | 2 | 1 | 20 | 14 | 6.5 | 1 | 4 | 12 | 1.50 | 2 | 6 | 10 | 1 | 2 |
| 13G_470 | OK | 3 | 2 | 1 | 22 | 13.5 | 5.5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 30 | 1 | 2 |
| 13H_445 | $ID^3$ | 3 | 2 | 1 | 20 | 14 | 6.5 | 1 | 1 | 4 | 2.00 | 1 | 4 | 10 | 1 | 2 |
| 13R8_300 | $ID^3$ | 3 | 2 | 1 | 17 | 10.3 | 5.3 | 1 | 9 | 18 | 2.00 | 4 | 12 | 30 | 1 | 2 |
| 13R41_300 | OK | 3 | 2 | 1 | 25.5 | 16 | 10 | 1 | 8 | 15 | 2.00 | 6 | 9 | 30 | 1 | 4 |
| 13R41A_300 | OK | 3 | 2 | 1 | 25.5 | 16 | 10 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 13r61_210 | $ID^3$ | 3 | 2 | 1 | 19.5 | 11.5 | 5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 6 |
| 13r61b_210 | $ID^3$ | 3 | 2 | 1 | 19.5 | 11.5 | 5 | 1 | 4 | 12 | 2.50 | 6 | 16 | 10 | 1 | 6 |
| 13R71_435 | $ID^3$ | 3 | 2 | 1 | 21.5 | 15 | 8 | 1 | 6 | 18 | 1.50 | 4 | 12 | 10 | 1 | 3 |
| 13R71B_4000 | $ID^3$ | 3 | 2 | 1 | 18 | 10 | 5 | 1 | 5 | 8 | 1.50 | 6 | 9 | 10 | 1 | 4 |
| 13R72B_120 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| 15_3810 | $ID^3$ | 3 | 2 | 1 | 22 | 13 | 8 | 1 | 5 | 10 | 1.70 | 4 | 9 | 10 | 1 | 5 |
| 18C_1200 | OK | 3 | 2 | 1 | 27 | 14 | 8 | 1 | 9 | 18 | 1.50 | 6 | 9 | 30 | 1 | 2 |
| 18E_1300 | OK | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 1.50 | 5 | 7 | 10 | 1 | 4 |
| 18W_1300 | OK | 3 | 2 | 1 | 26 | 15.5 | 8 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 2 |
| 23C_1300 | OK | 3 | 2 | 1 | 26 | 15.5 | 8 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| 23E_1300 | OK | 3 | 2 | 1 | 26 | 15.5 | 8 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 1 |
| 91A_810 | $ID^3$ | 3 | 2 | 1 | 35 | 20 | 10 | 1 | 7 | 12 | 1.50 | 5 | 7 | 10 | 1 | 5 |
| 91N_3600 | $ID^3$ | 3 | 2 | 1 | 34 | 22 | 16 | 1 | 4 | 6 | 1.50 | 2 | 4 | 10 | 1 | 6 |
| 91S_3660 | OK | 3 | 2 | 1 | 27 | 18 | 9 | 1 | 7 | 12 | 2.30 | 5 | 8 | 10 | 1 | 6 |
| 103_3201 | $ID^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 6 | 10 | 1.80 | 4 | 9 | 10 | 1 | 4 |
| 103A_3201 | $ID^3$ | 3 | 2 | 1 | 8 | 5 | 3 | 1 | 2 | 4 | 1.50 | 1 | 2 | 10 | 1 | 3 |
| 131AA_410 | OK | 3 | 2 | 1 | 15.5 | 11 | 5 | 1 | 6 | 12 | 1.50 | 2 | 4 | 10 | 1 | 2 |
| 131AB_415 | $ID^3$ | 3 | 2 | 1 | 14.5 | 8.5 | 4 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131B_415 | $ID^3$ | 3 | 2 | 1 | 14.5 | 8.5 | 4 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131D_500 | OK | 3 | 2 | 1 | 27 | 17.5 | 7.5 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 2 |
| 131E_450 | $ID^3$ | 3 | 2 | 1 | 20 | 14 | 6.5 | 1 | 6 | 10 | 1.50 | 4 | 7 | 10 | 1 | 2 |
| 131F_510 | $ID^3$ | 3 | 2 | 1 | 18.3 | 11 | 5 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| 152_3800 | $ID^3$ | 3 | 2 | 1 | 33 | 20 | 10 | 1 | 7 | 14 | 1.30 | 6 | 9 | 10 | 1 | 6 |
| 173_1800 | OK | 3 | 2 | 1 | 12.7 | 8.7 | 4.7 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 173A_1810 | OK | 3 | 2 | 1 | 8.7 | 13.7 | 3.7 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 3 |
| 173B_1820 | $ID^3$ | 3 | 2 | 1 | 19 | 11 | 5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |
| 251E_401 | $ID^3$ | 3 | 2 | 1 | 19 | 12.5 | 4 | 1 | 4 | 8 | 1.50 | 1 | 4 | 10 | 1 | 2 |
| 251N_4000 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| ANC_2702 | OK | 3 | 2 | 1 | 26 | 15 | 5 | 1 | 6 | 18 | 2.00 | 4 | 9 | 10 | 1 | 3 |
| ANE_2702 | OK | 3 | 2 | 1 | 26 | 15 | 5 | 1 | 9 | 18 | 2.50 | 6 | 9 | 30 | 1 | 2 |
| ANS_1200 | $ID^3$ | 3 | 2 | 1 | 13.5 | 7 | 4 | 1 | 6 | 12 | 2.00 | 4 | 8 | 10 | 1 | 3 |
| C2_3800 | $ID^3$ | 3 | 2 | 1 | 33 | 22 | 11 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-52*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| CNEC_3100 | OK | 3 | 2 | 1 | 13.3 | 16.7 | 6.7 | 1 | 9 | 18 | 3.00 | 6 | 9 | 10 | 1 | 3 |
| CNEI_3100 | OK | 3 | 2 | 1 | 13.3 | 16.7 | 6.7 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 3 |
| CNESU_3110 | $ID^3$ | 3 | 2 | 1 | 13 | 7.5 | 4 | 1 | 4 | 7 | 1.80 | 6 | 12 | 10 | 1 | 3 |
| CR3_3201 | $ID^3$ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 3 | 5 | 1.80 | 2 | 4 | 30 | 1 | 4 |
| DF2_2210 | OK | 3 | 2 | 1 | 19 | 13 | 6.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 3 |
| DF2A_2200 | OK | 3 | 2 | 1 | 17.5 | 29 | 6 | 1 | 8 | 18 | 2.00 | 6 | 9 | 10 | 1 | 3 |
| DF2B_2320 | $ID^3$ | 3 | 2 | 1 | 11.7 | 19.3 | 4 | 1 | 1 | 2 | 2.00 | 1 | 2 | 30 | 1 | 2 |
| DF2C_2330 | $ID^3$ | 3 | 2 | 1 | 12.7 | 8.7 | 4.3 | 1 | 2 | 4 | 2.00 | 1 | 2 | 10 | 1 | 2 |
| ING_4000 | $ID^3$ | 3 | 2 | 1 | 50 | 32 | 15 | 1 | 6 | 12 | 1.20 | 5 | 8 | 10 | 1 | 4 |
| INTAP_5000 | $ID^3$ | 3 | 2 | 1 | 43 | 28 | 10 | 1 | 6 | 12 | 1.50 | 5 | 6 | 10 | 1 | 5 |
| M2_3870 | OK | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 12 | 1.80 | 6 | 9 | 10 | 1 | 3 |
| PRVSC_2400 | $ID^3$ | 3 | 2 | 1 | 17.5 | 10 | 4.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| PRVSN_2401 | $ID^3$ | 3 | 2 | 1 | 33 | 20 | 10 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 3 |
| PRVSSU_2402 | $ID^3$ | 3 | 2 | 1 | 17.3 | 9.7 | 4.3 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 7 |
| S2_3950 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 5 | 10 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| SB2_2200 | $ID^3$ | 3 | 2 | 1 | 17.5 | 29 | 6 | 1 | 6 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| SB2A_2210 | OK | 3 | 2 | 1 | 19 | 13 | 6.5 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| SGC_3850 | $ID^3$ | 3 | 2 | 1 | 44 | 26 | 12 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| SGN_3851 | $ID^3$ | 3 | 2 | 1 | 36 | 24 | 12 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGS_3852 | $ID^3$ | 3 | 2 | 1 | 50 | 30 | 15 | 1 | 4 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGSU_3853 | $ID^3$ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 5 | 12 | 1.40 | 5 | 12 | 10 | 1 | 2 |
| SP2_3950 | $ID^3$ | 3 | 2 | 1 | 36 | 24 | 8 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| V2_3890 | $ID^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| V27_600 | $ID^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 14 | 1.60 | 5 | 8 | 10 | 1 | 4 |
| VCH3_3853 | $ID^3$ | 3 | 2 | 1 | 36 | 24 | 5 | 1 | 5 | 10 | 1.60 | 6 | 9 | 10 | 1 | 6 |
| VINT3_3400 | $ID^3$ | 3 | 2 | 1 | 12 | 10 | 4 | 1 | 2 | 4 | 1.50 | 2 | 4 | 30 | 1 | 2 |
| VINT3A_3410 | $ID^3$ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 2 | 4 | 2.00 | 2 | 4 | 30 | 1 | 2 |
| VP1_3610 | OK | 3 | 2 | 1 | 15 | 10 | 5 | 1 | 6 | 12 | 1.20 | 4 | 6 | 10 | 1 | 1 |
| VPR1_3650 | $ID^3$ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 4 | 7 | 1.50 | 4 | 7 | 10 | 1 | 3 |
| VRP1_3660 | OK | 3 | 2 | 1 | 18 | 18 | 6 | 1 | 7 | 10 | 1.30 | 6 | 10 | 10 | 1 | 4 |
| VT3_1800 | OK | 3 | 2 | 1 | 12.7 | 8.7 | 4.7 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |

## TABLE 14-23 SILVER ESTIMATION PARAMETERS – ATACOCHA UNDERGROUND

### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_3200 | $ID^3$ | 3 | 2 | 1 | 15 | 10 | 5 | 1 | 2 | 4 | 1.20 | 2 | 3 | 30 | 1 | 2 |
| 13B_401 | $ID^3$ | 3 | 2 | 1 | 15 | 10.5 | 5.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| 13B1_500 | OK | 3 | 2 | 1 | 17.7 | 10 | 4.7 | 1 | 9 | 18 | 3.00 | 6 | 12 | 30 | 1 | 2 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-53*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 13B1A_510 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 10 | 1 | 4 | 12 | 2.00 | 2 | 5 | 10 | 1 | 1 |
| 13BSKN1_1 | OK | 3 | 2 | 1 | 16.5 | 11.5 | 8 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| 13C1_3610 | OK | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 6 | 12 | 1.30 | 4 | 8 | 10 | 1 | 3 |
| 13CA_430 | OK | 3 | 2 | 1 | 19 | 13 | 7 | 1 | 9 | 18 | 2.00 | 4 | 12 | 10 | 1 | 2 |
| 13CB_435 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 3 |
| 13CC_450 | ID$^3$ | 3 | 2 | 1 | 20.5 | 13.5 | 4.5 | 1 | 4 | 12 | 1.50 | 2 | 6 | 10 | 1 | 2 |
| 13G_470 | OK | 3 | 2 | 1 | 19 | 13 | 7 | 1 | 9 | 18 | 1.50 | 6 | 12 | 30 | 1 | 2 |
| 13H_445 | ID$^3$ | 3 | 2 | 1 | 20.5 | 13.5 | 5 | 1 | 1 | 4 | 2.00 | 1 | 4 | 10 | 1 | 2 |
| 13R8_300 | OK | 3 | 2 | 1 | 19 | 10.6 | 5.3 | 1 | 6 | 12 | 1.50 | 4 | 9 | 30 | 1 | 2 |
| 13R41_300 | OK | 3 | 2 | 1 | 23.5 | 16 | 8 | 1 | 8 | 15 | 2.00 | 6 | 9 | 30 | 1 | 4 |
| 13R41A_300 | OK | 3 | 2 | 1 | 27.5 | 16 | 8 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 13r61_210 | OK | 3 | 2 | 1 | 21.5 | 12 | 5.5 | 1 | 9 | 18 | 1.50 | 6 | 12 | 10 | 1 | 6 |
| 13r61b_210 | OK | 3 | 2 | 1 | 21.5 | 12 | 6.5 | 1 | 4 | 12 | 2.50 | 4 | 8 | 10 | 1 | 6 |
| 13R71_435 | ID$^3$ | 3 | 2 | 1 | 24 | 14.5 | 7.5 | 1 | 6 | 18 | 1.50 | 4 | 12 | 10 | 1 | 3 |
| 13R71B_4000 | ID$^3$ | 3 | 2 | 1 | 18 | 10 | 5 | 1 | 5 | 8 | 1.50 | 6 | 9 | 10 | 1 | 4 |
| 13R72B_120 | ID$^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| 15_3810 | ID$^3$ | 3 | 2 | 1 | 22 | 13 | 8 | 1 | 6 | 10 | 1.70 | 4 | 9 | 10 | 1 | 5 |
| 18C_1200 | ID$^3$ | 3 | 2 | 1 | 33 | 20 | 11 | 1 | 9 | 18 | 1.50 | 6 | 9 | 30 | 1 | 2 |
| 18E_1300 | OK | 3 | 2 | 1 | 34 | 14 | 10 | 1 | 6 | 12 | 2.00 | 3 | 6 | 10 | 1 | 4 |
| 18W_1300 | OK | 3 | 2 | 1 | 26 | 12 | 6 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 2 |
| 23C_1300 | OK | 3 | 2 | 1 | 26 | 12 | 6 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| 23E_1300 | OK | 3 | 2 | 1 | 26 | 12 | 6 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| 91A_810 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 10 | 1 | 6 | 12 | 1.50 | 4 | 8 | 10 | 1 | 4 |
| 91N_3600 | ID$^3$ | 3 | 2 | 1 | 33 | 23 | 16 | 1 | 4 | 6 | 1.50 | 2 | 4 | 10 | 1 | 6 |
| 91S_3660 | OK | 3 | 2 | 1 | 27 | 18 | 9 | 1 | 7 | 12 | 2.30 | 5 | 8 | 10 | 1 | 6 |
| 103_3201 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 6 | 10 | 1.80 | 4 | 9 | 10 | 1 | 4 |
| 103A_3201 | ID$^3$ | 3 | 2 | 1 | 8 | 5 | 3 | 1 | 2 | 4 | 1.50 | 1 | 2 | 10 | 1 | 3 |
| 131AA_410 | OK | 3 | 2 | 1 | 25 | 14 | 5.5 | 1 | 6 | 12 | 1.50 | 2 | 4 | 10 | 1 | 2 |
| 131AB_415 | ID$^3$ | 3 | 2 | 1 | 21.5 | 11.5 | 4.5 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131B_415 | ID$^3$ | 3 | 2 | 1 | 21.5 | 11.5 | 4.5 | 1 | 6 | 18 | 2.00 | 4 | 12 | 10 | 1 | 6 |
| 131D_500 | OK | 3 | 2 | 1 | 26.5 | 15 | 7.5 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 2 |
| 131E_450 | ID$^3$ | 3 | 2 | 1 | 20.5 | 13.5 | 4.5 | 1 | 6 | 18 | 1.50 | 4 | 12 | 10 | 1 | 2 |
| 131F_510 | ID$^3$ | 3 | 2 | 1 | 20 | 11.3 | 5.3 | 1 | 4 | 8 | 2.00 | 4 | 8 | 10 | 1 | 2 |
| 152_3800 | ID$^3$ | 3 | 2 | 1 | 33 | 20 | 10 | 1 | 9 | 18 | 1.30 | 5 | 9 | 10 | 1 | 6 |
| 173_1800 | OK | 3 | 2 | 1 | 12.7 | 9.3 | 5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| 173A_1810 | OK | 3 | 2 | 1 | 13.7 | 10.3 | 4.7 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| 173B_1820 | OK | 3 | 2 | 1 | 18 | 10 | 5.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |
| 251E_401 | ID$^3$ | 3 | 2 | 1 | 15 | 10.5 | 5.5 | 1 | 4 | 8 | 1.50 | 1 | 4 | 10 | 1 | 2 |
| 251N_4000 | ID$^3$ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 9 | 18 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| ANC_2702 | ID$^3$ | 3 | 2 | 1 | 13.5 | 9 | 4.5 | 1 | 6 | 18 | 2.00 | 4 | 9 | 10 | 1 | 3 |
| ANE_2702 | ID$^3$ | 3 | 2 | 1 | 13.5 | 9 | 4.5 | 1 | 9 | 18 | 2.50 | 6 | 9 | 30 | 1 | 2 |
| ANS_1200 | ID$^3$ | 3 | 2 | 1 | 16.5 | 10 | 5.5 | 1 | 8 | 16 | 1.50 | 4 | 12 | 10 | 1 | 2 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-54*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| C2_3800 | ID³ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| CNEC_3100 | OK | 3 | 2 | 1 | 13.3 | 16.7 | 6.7 | 1 | 9 | 18 | 1.50 | 4 | 8 | 10 | 1 | 2 |
| CNEI_3100 | OK | 3 | 2 | 1 | 13.3 | 16.7 | 6.7 | 1 | 9 | 18 | 1.50 | 4 | 8 | 30 | 1 | 2 |
| CNESU_3110 | ID³ | 3 | 2 | 1 | 22 | 9.5 | 4.5 | 1 | 4 | 7 | 1.80 | 6 | 12 | 10 | 1 | 3 |
| CR3_3201 | ID³ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 3 | 5 | 1.80 | 2 | 4 | 30 | 1 | 4 |
| DF2_2210 | OK | 3 | 2 | 1 | 23.5 | 14.5 | 6 | 1 | 6 | 12 | 1.50 | 4 | 8 | 10 | 1 | 2 |
| DF2A_2200 | OK | 3 | 2 | 1 | 25.5 | 15 | 5 | 1 | 8 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |
| DF2B_2320 | ID³ | 3 | 2 | 1 | 17 | 10 | 3.3 | 1 | 1 | 2 | 2.00 | 1 | 2 | 30 | 1 | 2 |
| DF2C_2330 | ID³ | 3 | 2 | 1 | 15.7 | 9.7 | 4 | 1 | 2 | 4 | 2.00 | 1 | 2 | 10 | 1 | 2 |
| ING_4000 | ID³ | 3 | 2 | 1 | 60 | 38 | 20 | 1 | 6 | 10 | 1.20 | 5 | 8 | 10 | 1 | 3 |
| INTAP_5000 | ID³ | 3 | 2 | 1 | 43 | 28 | 10 | 1 | 6 | 12 | 1.50 | 5 | 6 | 10 | 1 | 5 |
| M2_3870 | OK | 3 | 2 | 1 | 43 | 31 | 15 | 1 | 6 | 18 | 1.25 | 4 | 8 | 10 | 1 | 1 |
| PRVSC_2400 | OK | 3 | 2 | 1 | 16 | 10 | 4.5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 30 | 1 | 6 |
| PRVSN_2401 | ID³ | 3 | 2 | 1 | 30 | 18 | 8 | 1 | 4 | 8 | 1.50 | 4 | 8 | 10 | 1 | 3 |
| PRVSSU_2402 | OK | 3 | 2 | 1 | 16.7 | 11.3 | 6 | 1 | 9 | 18 | 3.00 | 6 | 9 | 30 | 1 | 4 |
| S2_3950 | ID³ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 5 | 10 | 1.50 | 6 | 9 | 10 | 1 | 6 |
| SB2_2200 | OK | 3 | 2 | 1 | 25.5 | 15 | 5 | 1 | 6 | 18 | 2.00 | 6 | 9 | 10 | 1 | 6 |
| SB2A_2210 | OK | 3 | 2 | 1 | 23.5 | 14.5 | 6 | 1 | 9 | 18 | 2.00 | 6 | 12 | 10 | 1 | 3 |
| SGC_3850 | ID³ | 3 | 2 | 1 | 44 | 26 | 11 | 1 | 4 | 8 | 1.50 | 6 | 9 | 10 | 1 | 3 |
| SGN_3851 | ID³ | 3 | 2 | 1 | 36 | 24 | 12 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGS_3852 | ID³ | 3 | 2 | 1 | 50 | 30 | 15 | 1 | 4 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| SGSU_3853 | ID³ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 5 | 12 | 1.30 | 5 | 12 | 10 | 1 | 2 |
| SP2_3950 | ID³ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 4 | 7 | 1.30 | 6 | 9 | 10 | 1 | 6 |
| V2_3890 | ID³ | 3 | 2 | 1 | 45 | 30 | 15 | 1 | 5 | 10 | 1.80 | 6 | 9 | 10 | 1 | 6 |
| V27_600 | OK | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 14 | 1.60 | 5 | 8 | 10 | 1 | 4 |
| VCH3_3853 | ID³ | 3 | 2 | 1 | 36 | 24 | 5 | 1 | 5 | 10 | 1.60 | 6 | 9 | 10 | 1 | 6 |
| VINT3_3400 | ID³ | 3 | 2 | 1 | 12 | 10 | 4 | 1 | 2 | 4 | 1.50 | 2 | 4 | 30 | 1 | 2 |
| VINT3A_3410 | ID³ | 3 | 2 | 1 | 12 | 8 | 4 | 1 | 2 | 4 | 2.00 | 2 | 4 | 30 | 1 | 2 |
| VP1_3610 | OK | 3 | 2 | 1 | 15 | 10 | 5 | 1 | 6 | 12 | 1.20 | 4 | 6 | 10 | 1 | 1 |
| VPR1_3650 | ID³ | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 4 | 7 | 1.50 | 4 | 7 | 10 | 1 | 3 |
| VRP1_3660 | OK | 3 | 2 | 1 | 18 | 12 | 6 | 1 | 7 | 10 | 1.30 | 6 | 10 | 10 | 1 | 4 |
| VT3_1800 | OK | 3 | 2 | 1 | 12.7 | 9.3 | 5 | 1 | 9 | 18 | 2.00 | 6 | 9 | 10 | 1 | 2 |

## MODEL VALIDATION AND SENSITIVITY

Atacocha has validated the resource block model using four separate industry standard validation procedures. Some examples of the validation results are included below:

- Visual inspection of composite grades against the block grades on sections and plans.
- Global statistical comparison of the OK and the $ID^3$ grades versus the NN grades.
- Swath plot comparisons of the estimation methods to investigate local bias.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
**Page 14-55**

www.rpacan.com • Impact of outlier capping analysis. VISUAL VALIDATION A visual comparison on vertical sections, 20 m apart, found good overall correlations between the blocks and composite grades. Figures 14-11 to 14-14 illustrate the visual correlation between the blocks and composite grades in the CNE mineralization domain on cross sections looking north at the 3,300 m level elevation for Zn, Pb, Cu and Ag, respectively. There is a better correlation in the blocks closest to the composites as opposed to the blocks located further away, which show a reasonable degree of smoothing. Atacocha and RPA visually compared the composite and block grades on plans and sections and found that they correlate well spatially. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-56

Eastings (m) www.rpacan.com 14-57 Elevation (m) Section Looking North Figure 14-11 020406080100 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Zinc Blocks and Composites – CNE Domain Legend: Zn % Blocks Zn % Composites

Eastings (m) www.rpacan.com 14-58 Elevation (m) Section Looking North Figure 14-12 020406080100 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Lead Blocks and Composites – CNE Domain Legend: Pb % Blocks Pb % Composites

www.rpacan.com 14-59 Elevation (m) Section Looking North Figure 14-13 Eastings (m) 020406080100 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Copper Blocks and Composites – CNE Domain Legend: Cu % Blocks Cu % Composites

www.rpacan.com 14-60 Elevation (m) Section Looking North Eastings (m) Figure 14-14 020406080100 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Silver Blocks and Composites – CNE Domain Legend: g/t Ag Blocks g/t Ag Composites

RPA
www.rpacan.com

***GLOBAL STATISTICAL COMPARISON***

The OK or ID$^3$ block means for each mineralization domain were compared with the NN estimations. These comparisons produced percentage errors between the estimates which were within ±5% in most of the domains. Overall, the comparisons show that the methods used to estimate grades were appropriate. Tables 14-24 to 14-27 show an example of this comparison for the 18C_1200 domain.

**TABLE 14-24 COMPARISON OF ID$^3$, OK, AND NN ZINC GRADES - DOMAIN 18C_1200**
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | Number of Blocks | NN | | ID$^3$ or OK | | Difference of Relative Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 18C_1200 | OK | 1 | 75,319 | 3.266 | 0.977 | 3.391 | 0.620 | -4% |
| | | 2 | 31,191 | 2.793 | 1.055 | 2.691 | 0.721 | 4% |
| | | 3 | 44,977 | 3.191 | 0.758 | 3.199 | 0.729 | 0% |
| | | 4 | 151,487 | 3.128 | 0.931 | 3.161 | 0.683 | -1% |

**TABLE 14-25 COMPARISON OF ID$^3$, OK, AND NN LEAD GRADES - DOMAIN 18C_1200**
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | Number of Blocks | NN | | ID$^3$ or OK | | Difference of Relative Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 18C_1200 | OK | 1 | 14,462 | 1.500 | 2.002 | 1.536 | 1.607 | -2% |
| | | 2 | 51,131 | 0.800 | 2.419 | 0.814 | 1.693 | -2% |
| | | 3 | 85,766 | 1.385 | 1.262 | 1.332 | 1.227 | 4% |
| | | 4 | 151,359 | 1.198 | 1.588 | 1.200 | 1.401 | 0% |

**TABLE 14-26 COMPARISON OF ID$^3$, OK, AND NN COPPER GRADES - DOMAIN 18C_1200**
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | Number of Blocks | NN | | ID$^3$ or OK | | Difference of Relative Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 18C_1200 | OK | 1 | 30,693 | 0.305 | 0.997 | 0.301 | 0.712 | 1% |
| | | 2 | 48,561 | 0.461 | 0.984 | 0.461 | 0.773 | 0% |
| | | 3 | 72,233 | 0.690 | 0.888 | 0.693 | 0.868 | 0% |
| | | 4 | 151,487 | 0.554 | 0.986 | 0.555 | 0.920 | 0% |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-61*

RPA
www.rpacan.com

## TABLE 14-27 COMPARISON OF ID³, OK, AND NN SILVER GRADES - DOMAIN 18C_1200
### Nexa Resources S.A.- Atacocha Mine

| Domain | Method | Class | Number of Blocks | NN | | ID³ or OK | | Difference of Relative Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 18C_1200 | IDW3 | 1 | 58,167 | 62.800 | 1.625 | 64.358 | 1.105 | -2% |
| | | 2 | 35,229 | 60.399 | 1.138 | 58.582 | 0.845 | 3% |
| | | 3 | 58,091 | 124.990 | 0.887 | 119.826 | 0.857 | 4% |
| | | 4 | 151,487 | 87.152 | 1.174 | 86.173 | 1.007 | 1% |

In RPA's opinion, the statistical tables that compare the declustered composite mean (NN) and block gold grades show that the two populations have similar distributions with not much grade smoothing evident.

***LOCAL VALIDATION***

Swath plots were generated to assess for local bias and to compare the differences between the OK and ID³ block grade estimates and the NN estimated grades for each domain and element. The plots in Figures 14-15 to 14-18 show the combined Measured and Indicated blocks in the east, north, and vertical directions. RPA considers that the results show acceptable agreement of composite (NN) and block grades.

On the basis of its review and validation procedures, RPA is of the opinion that the block model is valid and acceptable for supporting the resource and reserve estimates.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-62**

www.rpacan.com FIGURE 14-15 ATACOCHA UNDERGROUND ZINC PROBABILITY AND SWATH PLOTS FIGURE 14-16 ATACOCHA UNDERGROUND LEAD PROBABILITY AND SWATH PLOTS Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-63

www.rpacan.com FIGURE 14-17 ATACOCHA UNDERGROUND COPPER PROBABILITY AND SWATH PLOTS FIGURE 14-18 ATACOCHA UNDERGROUND SILVER PROBABILITY AND SWATH PLOTS Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-64

www.rpacan.com MINERAL RESOURCE CLASSIFICATION Definitions for resource categories used in this report are consistent with CIM (2014) definitions incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity, and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.” Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at pre-feasibility or feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories. Blocks were classified as Measured, Indicated, and Inferred based on the number of holes and distances determined by variogram ranges. Two classification groups were defined based on geology and grade continuity. Separate classification interpolation passes were run to flag the resource categories for each group: MINOR CONTINUITY ZONES • Measured Mineral Resource: Composites from a minimum of three holes within a 24 m by 24 m by 12 m radii search. • Indicated Mineral Resource: Composites from a minimum of three holes within a 45 m by 45 m by 23 m radii search. • Inferred Mineral Resource: Composites from a minimum of three holes within a 90 m by 90 m by 45 m radii search. MAJOR CONTINUITY ZONES • Measured Mineral Resource: Composites from a minimum of three holes within a 26 m by 26 m by 13 m radii search. • Indicated Mineral Resource: Composites from a minimum of three holes within a 51 m by 51 m by 26 m radii search. • Inferred Mineral Resource: Composites from a minimum of three holes within a 102 m by 102 m by 51 m radii search. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-65

www.rpacan.com A post-processing, resource clean-up script was applied to the classification model to avoid the "spotted dog" effect and to demonstrate continuity between samples. Figure 14-19 illustrates the final classification for Atacocha underground. RPA checked the Atacocha classification results visually and statistically by building a closest distance to block centroids model. Overall, RPA is of the opinion that the resource classification criteria developed by Atacocha are reasonable and acceptable, however, RPA notes that there are not significant differences in the search radii applied to the two classification groups. RPA recommends reviewing the search radii criteria developed for the Minor Continuity Zone group. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-66

www.rpacan.com 14-67 N 0100200300400 500 Metres Legend: Figure 14-19 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Underground Resource Classification

RPA www.rpacan.com

## NET SMELTER RETURN AND CUT-OFF VALUE

NSR calculations are based on historical performance of the concentrator and current smelter contracts. NSR values represent the estimated dollar value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including revenue from payable metals, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges. The calculations do not include the impact of royalties, severance taxes, or any streaming agreements.

Input parameters used to develop the NSR calculation have been derived from metallurgical test work on the Atacocha property, and smelter terms and commodity prices provided by Nexa, and are based on consensus, long term forecasts from banks, financial institutions, and other sources. These assumptions are dependent on the processing scenario and will be sensitive to changes in inputs from further metallurgical test work. The key assumptions used are presented in Table 14-28.

Net smelter return is expressed in US$/t and is calculated from mineralization grades to make an adequate comparison with production cost in order to determine whether the mined material is categorized as potentially economic mineralization or waste. The recovery calculations are polynomials and are bounded by maximum and minimum grades.

**TABLE 14-28 NSR DATA**
**Nexa Resources – Atacocha Mine**

| Category | Input |
|---|---|
| Metal Prices | US$3,034/t Zn<br>US$2,530/t Pb<br>US$7,351/t Cu<br>US$21.58/oz Ag<br>US$1,555/oz Au |
| Concentrate Grade | Zn Conc: 50.14%<br>Pb Conc: 58.96%<br>Cu Conc. 19.57% |

Typical industry smelting and refining charges were applied to the various concentrates. It was assumed that the concentrates would be process internally by Nexa and marketed internationally.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-68**

RPA
www.rpacan.com

NSR factors have been applied to the block model uniformly, irrespective of mineralization domain. To report Mineral Resources, an NSR cut-off value was estimated. To estimate the NSR cut-off grade value, the following operating costs, provided by Nexa, were used:

- Mining US$/t proc
  - CAF: $52.50
  - SLS: $46.36
- Process + Tailings US$/t proc $9.82
- G&A US$/t proc $8.82
- Total US$/t proc
  - CAF: $71.13
  - SLS: $61.99

This formed the basis for US$71.13/t CAF mining and US$61.99/t SLS mining NSR cut-off values. In RPA's opinion, the operating costs are adequate for this size and type of operation.

## MINERAL RESOURCE REPORTING

The Mineral Resources for the Atacocha underground operation as of December 31, 2018 are summarized in Table 14-1. The Mineral Resources are exclusive of Mineral Reserves and are reported using all of the material located in Mineable Stope Optimizer (MSO) resource shapes that are based on an NSR cut-off value of US$61.99/t for SLS mining with a stope size of 20 m high, a minimum width of 3.0 m and maximum width of 12 m, and an NSR cut-off value of US$71.13/t for CAF stope mining with a stope size of 4 m high, a minimum width of 4.0 m, and a maximum width of 12 m. This is in compliance with the CIM (2014) resource definition requirement of "reasonable prospects for eventual economic extraction".

For the Atacocha underground, wireframe models of the completed underground excavations as of December 31, 2018 were prepared to remove the portions of the mineralized zones that have been mined out before the resource and reserve stopes were generated. The sub-blocking functions of the Deswik software package were employed to maximize the accuracy of the mined-out contacts. For more recent underground excavations, solid models of the mine development and drifts were constructed digitally from data collected using a total station surveying unit.

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 14-69

www.rpacan.com RPA observed some internal overlaps creating invalid mined-out solids that could not be used to flag the block model. The mined-out solids, however, do not overlap with the resource and reserve stopes. RPA recommends merging and cleaning up the mined-out solids in the future to enable flagging of the mined-out volumes directly to the block model. In RPA’s opinion, the assumptions, parameters, and methodology used for the Atacocha underground Mineral Resource estimates are appropriate for the style of mineralization and mining methods. COMPARISON TO PREVIOUS MINERAL RESOURCE ESTIMATES A comparison of the current Nexa estimate, exclusive of Mineral Reserves, to the previous 2017 Mineral Resource estimate is presented in Table 14-29. The reasons for the changes are primarily due to the following: • Higher NSR cut-off values • Depletion of material through mining • The addition of new mineralization domains (intap, sgc, sgs, cnei, and anc) through exploration diamond drilling • New resource stope reporting methodology that includes all of the material in each resource stope • New SLS mining method that includes more waste in the resource stopes • Slightly higher density values • New classification criteria Since the previous Mineral Resource estimate, Nexa has undertaken surface and underground drilling programs to infill and extend existing mineralization along strike and at depth, in addition to delineating mineralization in newly discovered zones. This additional data has increased the number of mineralized zones, with resultant increases in Mineral Resource tonnages, and metal content of the Inferred Mineral Resources. Recovery of missing assay certificates and re-evaluation of historical assays has increased the Measured and Indicated tonnage and metal content. Waste included in the resource stopes is contributing to approximately 18% of the total resource tonnes. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-70

TABLE 14-29 ATACOCHA UNDERGROUND COMPARISON OF 2018 VESRUS 2017 MINERAL RESOURCES Nexa Resources S.A.-Atacocha Mine Tonnes www.rpacan.com Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-71 31-Dec-18 Grade Contained Metal Content Class Zinc Lead Copper Silver Zinc Lead Copper Silver (Mt) (%) (%) (%) (g/t) (000 t) (000 t) (000 t) (000 oz) 31-Dec-17 Tonnes Grade Contained Metal Content Zinc Lead Copper Silver Zinc Lead Copper Silver (Mt) (%) (%) (%) (g/t) (000 t) (000 t) (000 t) (000 oz) Measured 0.69 3.25 1.28 0.26 64.1 22.4 8.8 1.8 1,421 Indicated 1.53 3.61 1.07 0.30 63.8 55.2 16.4 4.6 3,140 Total Measured + 2.22 3.50 1.14 0.29 63.9 77.7 25.2 6.4 4,561 Indicated Inferred 4.95 3.46 1.52 0.35 102.7 171.3 75.2 17.3 16,347 0.23 3.85 1.36 0.33 75.46 8.9 3.1 0.8 558 0.84 3.60 1.13 0.32 59.66 30.2 9.5 2.7 1,611 1.07 3.65 1.18 0.32 63.06 39.1 12.6 3.4 2,169 3.34 4.36 1.65 0.35 77.84 145.6 55.1 11.7 8,359

www.rpacan.com SAN GERARDO OPEN PIT MODEL SUMMARY The Mineral Resource estimates are based on 40 mineralization wireframes. The geological model and mineralization wireframes were generated in 2018 by the Atacocha geologists using Leapfrog version 4.2. Visual examination of the assay tables revealed the presence of unsampled intervals within and abutting the boundaries of the interpreted mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, silver, and gold two metre composite grades were capped. Supervisor Software version 8.6 was used for geostatistical analysis and variography. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4 m by 4 m by 6 m for the mineralization wireframes was generated using Datamine Studio RM version 1.4.126. Blocks were interpolated for zinc, lead, copper, silver, and gold using OK and ID3. A three-pass search strategy was developed by Nexa to estimate the grades for the blocks contained within the mineralized wireframes. Bulk density values vary from 2.63 g/cm3 to 2.99 g/cm3 in the mineralized domains, and average 2.62 g/cm3 for the wall rock zones. The 0.5 m by 0.5 m by 0.5 m were re-blocked into the final resource model, which has 4 m by 4 m by 6 m blocks. The re-blocked grades were assigned based on tonnage weighting the original block grades and the geology and other codes were assigned based on majority rules. Block model validation exercises included visual comparisons of the estimated block grades to the composite grades, the comparison of the average grade of the NN estimate to the OK and ID3 average grades, and creation of swath plots. Blocks were classified as Measured, Indicated, and Inferred based on the number of holes and distances determined by variogram ranges. Table 14-30 lists the holes by drilling type and year used for the San Gerardo resource estimation. The 2016 drilling program was the largest campaign of drilling. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-72

RPA
www.rpacan.com

**TABLE 14-30 SAN GERARDO DRILL HOLE DATA**
**Nexa Resources S.A.- Atacocha Mine**

| Year | Holes | Metres Drilled | Type |
|---|---|---|---|
| 2008 | 2 | 674.55 | DDH |
| 2012 | 1 | 100.8 | DDH |
| 2013 | 46 | 7,348.1 | DDH |
| 2014 | 67 | 1,1027 | DDH |
| 2015 | 120 | 17,379.6 | DDH |
| 2016 | 238 | 35,594 | DDH |
| 2017 | 32 | 6,881.2 | DDH |
| 2017 | 35 | 8,687 | RC |
| 2018 | 110 | 21,347.4 | DDH |
| **Total** | **651** | **109,039.65** | |

## GEOLOGICAL INTERPRETATION AND MINERALIZATION DOMAINS

The San Gerardo Mineral Resource estimate is based on assay and geological interpretation for each individual mineralized domain. The mineralized solids were constructed in 2D and 3D using Leapfrog Geo and Datamine Software. Geological models were built by Atacocha geologists using the drilling and channel sampling assay results, as well as the structural and lithological controls observed in the open pit mineralization exposures and drill core logging data. Figure 14-20 shows an oblique 3D view of the lithology domains for the San Gerardo open pit.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-73*

www.rpacan.com 14-74 Figure 14-20 0100200300400500 Metres Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Oblique 3D view of Lithology Model at Atacocha March 2019Source: Atacocha, 2019. Legend: Hydrothermal Breccia Clastic Rocks Conglomerate Intrusives Siltstone Marble Skarn

www.rpacan.com The San Gerardo open pit structural model was built based on the following approach: • The main levels, openings, and pits provide information about the shape of the mineralized structure that is extrapolated to the adjacent levels of the pit. • The resulting solids are modified with the information from drill holes between each level. • Finally, the interpretation was verified and modified using plan views every 20 m. During the modelling process, three styles of mineralization were identified in the Atacocha deposit: • Skarn: forms mineralized zones of irregular to structural controlled geometry, primarily contained within the Pucará Group, comprising garnet with associated metallic mineralization of galena, sphalerite, chalcopyrite, and silver-bearing sulphosalts (i.e., tetrahedrite) • Replacement: lenses to irregular geometry contacts within the Pucará Group, comprising metallic mineralization of galena, sphalerite, chalcopyrite, and silver-bearing sulphosalts (i.e., tetrahedrite) • Structurally controlled zones (i.e., veins): mineralization comprising galena, sphalerite, and silver-bearing sulphosalts (i.e., tetrahedrite) with quartz, rhodochrosite, and pyrite forms structurally controlled shoots, with dimensions up to 150 m long, with a vertical extent of up to 350 m. Eight lithological domains are modelled. They are identified as skarn, intrusive, siliceous breccia, massive silica, marble, sandstone, limestone, and basalt. Three other domains have been modelled, which contain potential economic mineralization: breccia, and limestone replacement. skarn, siliceous/massive Figure 14-21 shows a plan view of the main lithological domains. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-75

www.rpacan.com 14-76 N Legend: Hydrothermal Breccia Clastic Rocks Conglomerate Intrusives Siltstone Marble Skarn Figure 14-21 0100200300400500 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Plan View of Main Lithological Dolmains

RPA

www.rpacan.com

Table 14-31 lists the 40 mineralization domains that were used for the San Gerardo Mineral Resources estimate.

## TABLE 14-31 OPEN PIT MINERALIZATION DOMAINS
### Nexa Resources S.A.- Atacocha Mine

| Zone | Mineralization Domain | OB[1] | COD_OB[2] | Volume ($m^3$) |
|---|---|---|---|---|
| Tajo San Gerardo | Cuerpo uno | cpo1 | 1 | 537,120 |
| Tajo San Gerardo | Cuerpo dos | cpo2 | 2 | 664,890 |
| Tajo San Gerardo | Cuerpo tres | cpo3 | 3 | 60,020 |
| Tajo San Gerardo | Cuerpo cuatro | cpo4 | 4 | 1,346,900 |
| Tajo San Gerardo | Cuerpo cinco | cpo5 | 5 | 171,500 |
| Tajo San Gerardo | Cuerpo seis | cpo6 | 6 | 298,090 |
| Tajo San Gerardo | Cuerpo siete | cpo7 | 7 | 364,500 |
| Tajo San Gerardo | Cuerpo ocho | cpo8 | 8 | 309,560 |
| Tajo San Gerardo | Cuerp nueve | cpo9 | 9 | 196,960 |
| Tajo San Gerardo | Cuerpo diez | cpo10 | 10 | 83,765 |
| Tajo San Gerardo | Cuerpo once | cpo11 | 11 | 309,140 |
| Tajo San Gerardo | Cuerpo doce | cpo12 | 12 | 419,880 |
| Tajo San Gerardo | Cuerpo trece | cpo13 | 13 | 11,173 |
| Tajo San Gerardo | Cuerpo catorce | cpo14 | 14 | 22,509 |
| Tajo San Gerardo | Cuerpo quince | cpo15 | 15 | 145,790 |
| Tajo San Gerardo | Cuerpo dieciseis | cpo16 | 16 | 149,760 |
| Tajo San Gerardo | Curpo diecisiete | cpo17 | 17 | 158,100 |
| Tajo San Gerardo | Cuerpo dieciocho | cpo18 | 18 | 453,440 |
| Tajo San Gerardo | Cuerpo diecinueve | cpo19 | 19 | 290,230 |
| Tajo San Gerardo | Ore body 10 | 10 | 20 | 1,362,400 |
| Tajo San Gerardo | Ore body 10 | 10e | 21 | 633,410 |
| Tajo San Gerardo | Asunción norte | asn | 22 | 826,750 |
| Tajo San Gerardo | Asunción sur | ass | 23 | 990,300 |
| Tajo San Gerardo | Veta cherchere | chec | 24 | 125,120 |
| Tajo San Gerardo | Veta cherchere | chee | 25 | 315,670 |
| Tajo San Gerardo | Veta cherchere | chen | 26 | 260,670 |
| Tajo San Gerardo | Veta cherchere | chew | 27 | 147,400 |
| Tajo San Gerardo | Veta lizzy | liz | 28 | 709,690 |
| Tajo San Gerardo | Veta lizzy | lizs | 29 | 252,300 |
| Tajo San Gerardo | n | n1 | 30 | 348,870 |
| Tajo San Gerardo | n | n5 | 31 | 368,850 |
| Tajo San Gerardo | n | n10 | 32 | 32,300 |
| Tajo San Gerardo | Veta j | vj | 33 | 327,290 |
| Tajo San Gerardo | Veta k | vk | 34 | 271,370 |
| Tajo San Gerardo | Veta l | vl | 35 | 218,590 |
| Tajo San Gerardo | Veta m | vm | 36 | 266,570 |
| Tajo San Gerardo | Veta n | vn | 37 | 99,101 |
| Tajo San Gerardo | Veta o | vo | 38 | 309,890 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 14-77*

RPA
www.rpacan.com

| Zone | Mineralization Domain | OB[1] | COD_OB[2] | Volume ($m^3$) |
|---|---|---|---|---|
| Tajo San Gerardo | Veta p | vp | 39 | 96,654 |
| Tajo San Gerardo | Veta q | vq | 40 | 54,369 |

Note: OB[1]: Mineralization domain code, COB_OB[2]: Mineralization domain numerical code

The current Mineral Resource estimation included a full review of the continuity of the mineralized domains both in 3D, section, and plan views. Mineralized wireframes were constructed using the interpretations on cross sections and plans generated by the mine geologists. The strike of some mineralized domains was modified based on the observations and interpretations from these sections. Mineralized wireframes were extrapolated 40 m from the last mineralized drill hole intercept. Reinterpretation of the mineralization continuity has resulted in new modelled geometry in some the mineralized domains. Figure 14-22 illustrates the distribution of all of the mineralization domains.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-78*

www.rpacan.com 14-79 Figure 14-22 Open Pit Mineralization Domains 050100 150 200 250 Metres N March 2019Source: RPA, 2019. Legend: Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru

RPA
www.rpacan.com

## ESTIMATION DOMAINS

Atacocha defined 36 estimation domains (Table 14-32), which include the 40 mineralization domains. The estimation domains were used for each element Zn, Pb, Cu, Ag, and Au.

The estimation domains were created using a number of geological parameters including: the geographic zones (center, north, south, east, and west), structural type (mineralized body, vein, and lenses), type of emplacements (hydrothermal gap, structural, and replacement), lithological control (fault or brecciation), the anisotropy and orientation of the mineralization domains, and an NSR cut-off value of US$5.0/t.

The nomenclature that is used in all the estimation process considers "OB" as the name of each mineralization domain, "COD_OB" as the numerical code for each mineralization domain and "COD_Estim" as the numerical code for each estimation domain.

Figures 14-23 to 14-26 show the geological models at San Gerardo.

### TABLE 14-32 OPEN PIT ESTIMATION DOMAINS
**Nexa Resources S.A.- Atacocha Mine**

| COD_ESTIM | Mineralization Domain | COD_OB | Geographic Zone | Structure Type | Emplacement | Lithological Control Type |
|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | East Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 3 | cpo3 | 3 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| | cpo13 | 13 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 4 | cpo2 | 2 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| | cpo4 | 4 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 5 | cpo5 | 5 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 6 | cpo6 | 6 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 7 | cpo7 | 7 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 8 | cpo8 | 8 | South Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 9 | cpo9 | 9 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 10 | cpo10 | 10 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 11 | cpo11 | 11 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 12 | cpo12 | 12 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 14 | cpo14 | 14 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 15 | cpo15 | 15 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 16 | cpo16 | 16 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 17 | cpo17 | 17 | North Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 18 | cpo18 | 18 | East Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 19 | cpo19 | 19 | South Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| 20 | 10 | 20 | Center Zone | Mineralized Body | Hydrothermal gap | Brecciation |
| | 10e | 21 | Center Zone | Mineralized Body | Hydrothermal gap | Brecciation |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-80*

RPA
www.rpacan.com

| COD_ESTIM | Mineralization Domain | COD_OB | Geographic Zone | Structure Type | Emplacement | Lithological Control Type |
|---|---|---|---|---|---|---|
| 22 | asn | 22 | North Zone | Vein | Structural | Fault |
| 23 | ass | 23 | North Zone | Vein | Structural | Fault |
| 24 | chec | 24 | Center Zone | Lenses | Replacement | Fault |
| 25 | chee | 25 | East Zone | Lenses | Replacement | Fault |
| 26 | chen | 26 | North Zone | Lenses | Replacement | Fault |
| 27 | chew | 27 | West Zone | Lenses | Replacement | Fault |
| 28 | liz | 28 | West Zone | Vein | Hydrothermal gap | Brecciation |
| 29 | lizs | 29 | West Zone | Vein | Hydrothermal gap | Brecciation |
| 30 | n1 | 30 | North Zone | Vein | Hydrothermal gap | Fault |
| 31 | n5 | 31 | North Zone | Vein | Structural | Fault |
| 32 | n10 | 32 | North Zone | Vein | Replacement | Fault |
| 33 | vj | 33 | Center Zone | Vein | Structural | Fault |
| 34 | vk | 34 | Center Zone | Vein | Structural | Fault |
| 35 | vl | 35 | Center Zone | Vein | Structural | Fault |
| 36 | vm | 36 | Center Zone | Vein | Structural | Fault |
| 37 | vn | 37 | Center Zone | Vein | Structural | Fault |
| 38 | vo | 38 | Center Zone | Vein | Structural | Fault |
| | vp | 39 | Center Zone | Vein | Structural | Fault |
| 40 | vq | 40 | Center Zone | Vein | Structural | Fault |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-81*

www.rpacan.com 14-82 N Legend: 050 100 1500 200 250 Metres Figure 14-23 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Open Pit Geographic Zones

www.rpacan.com 14-83 N Legend: Veins Lenses 050 100 1500 200 250 Metres Figure 14-24 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Open Pit Structure Type Model Mineralized Zones

www.rpacan.com 14-84 N Legend: Hydrothermal Breccia Structural Replacement 050 100 1500 200 250 Metres Figure 14-25 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Open Pit Emplacement Types

www.rpacan.com 14-85 N 050 100 1500 200 250 Metres Legend: Brecciation Fault Figure 14-26 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Open Pit Lithological Control Types

RPA www.rpacan.com

## EXPLORATORY DATA ANALYSIS – RAW ASSAYS

The first step in developing a block model estimate after completing 3D solid models is to assess the assay data contained inside the solid models and to determine whether any additional domaining is required prior to compositing. Typically, raw assay data are extracted from each domain and are then assessed using histograms and cumulative probability plots. Tables 14-33 to 14-37 show descriptive statistics for uncapped Zn, Pb, Cu, Ag, and Au assays, respectively, within the various mineralized and estimation domains.

### TABLE 14-33 ESTIMATION DOMAIN STATISTICS FOR ZINC (ZN %) – OPEN PIT
**Nexa Resources S.A.- Atacocha Mine**

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | 1,439 | 0.00 | 33.38 | 1.30 | 2.80 | 2.16 |
| 4 | cpo2 | 2 | 1,290 | 0.00 | 35.88 | 1.30 | 1.86 | 1.43 |
| 3 | cpo3 | 3 | 165 | 0.00 | 20.24 | 1.04 | 1.80 | 1.73 |
| 4 | cpo2 | 4 | 2,215 | 0.00 | 47.41 | 1.45 | 3.04 | 2.09 |
| 5 | cpo5 | 5 | 318 | 0.00 | 11.35 | 0.55 | 1.00 | 1.80 |
| 6 | cpo6 | 6 | 838 | 0.01 | 34.38 | 3.63 | 5.01 | 1.38 |
| 7 | cpo7 | 7 | 331 | 0.00 | 26.29 | 3.52 | 4.14 | 1.18 |
| 8 | cpo8 | 8 | 1,292 | 0.00 | 23.92 | 1.80 | 2.25 | 1.25 |
| 9 | cpo9 | 9 | 620 | 0.00 | 41.02 | 0.65 | 1.62 | 2.49 |
| 10 | cpo10 | 10 | 432 | 0.01 | 15.46 | 0.95 | 1.52 | 1.60 |
| 11 | cpo11 | 11 | 466 | 0.00 | 25.04 | 0.86 | 2.05 | 2.39 |
| 12 | cpo12 | 12 | 296 | 0.00 | 22.60 | 0.71 | 2.12 | 2.99 |
| 3 | cpo3 | 13 | 49 | 0.04 | 10.92 | 1.20 | 1.65 | 1.38 |
| 14 | cpo14 | 14 | 72 | 0.00 | 7.52 | 0.71 | 1.06 | 1.50 |
| 15 | cpo15 | 15 | 133 | 0.00 | 17.35 | 1.39 | 2.42 | 1.74 |
| 16 | cpo16 | 16 | 483 | 0.01 | 12.75 | 0.58 | 1.17 | 2.02 |
| 17 | cpo17 | 17 | 497 | 0.00 | 25.46 | 0.79 | 1.43 | 1.80 |
| 18 | cpo18 | 18 | 847 | 0.00 | 11.29 | 0.70 | 1.03 | 1.48 |
| 19 | cpo19 | 19 | 624 | 0.00 | 19.53 | 1.17 | 1.65 | 1.42 |
| 20 | 10 | 20 | 3,240 | 0.00 | 36.11 | 1.11 | 2.07 | 1.87 |
| 20 | 10 | 21 | 995 | 0.00 | 20.33 | 0.96 | 1.53 | 1.60 |
| 22 | asn | 22 | 337 | 0.00 | 25.80 | 3.07 | 4.57 | 1.49 |
| 23 | ass | 23 | 397 | 0.00 | 27.90 | 0.84 | 2.06 | 2.46 |
| 24 | chec | 24 | 214 | 0.00 | 6.00 | 0.49 | 0.91 | 1.86 |
| 25 | chee | 25 | 516 | 0.00 | 23.54 | 1.09 | 2.79 | 2.55 |
| 26 | chen | 26 | 479 | 0.00 | 27.27 | 0.68 | 1.64 | 2.41 |
| 27 | chew | 27 | 628 | 0.00 | 16.22 | 0.63 | 1.15 | 1.81 |
| 28 | liz | 28 | 1,335 | 0.00 | 30.95 | 0.66 | 1.72 | 2.61 |
| 29 | lizs | 29 | 618 | 0.00 | 37.49 | 1.28 | 2.64 | 2.07 |
| 30 | n1 | 30 | 517 | 0.00 | 38.61 | 1.10 | 3.52 | 3.20 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* *Page 14-86*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 31 | n5 | 31 | 290 | 0.00 | 16.48 | 1.07 | 1.93 | 1.81 |
| 32 | n10 | 32 | 75 | 0.00 | 7.36 | 0.77 | 1.21 | 1.58 |
| 33 | vj | 33 | 1,101 | 0.00 | 28.06 | 1.66 | 2.55 | 1.53 |
| 34 | vk | 34 | 505 | 0.00 | 13.43 | 0.84 | 1.41 | 1.68 |
| 35 | vl | 35 | 371 | 0.00 | 12.37 | 0.75 | 1.31 | 1.74 |
| 36 | vm | 36 | 684 | 0.00 | 18.39 | 0.52 | 0.87 | 1.67 |
| 37 | vn | 37 | 270 | 0.00 | 11.16 | 1.25 | 1.60 | 1.28 |
| 38 | vo | 38 | 589 | 0.00 | 15.05 | 0.86 | 1.73 | 2.01 |
| 38 | vo | 39 | 188 | 0.00 | 13.04 | 0.81 | 1.69 | 2.07 |
| 40 | vq | 40 | 268 | 0.01 | 33.57 | 2.54 | 4.26 | 1.68 |

## TABLE 14-34 ESTIMATION DOMAIN STATISTICS FOR LEAD (PB %) - OPEN PIT

**Nexa Resources S.A.- Atacocha Mine**

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | 1,439 | 0.00 | 30.55 | 0.87 | 1.87 | 2.14 |
| 4 | cpo2 | 2 | 1,290 | 0.00 | 25.38 | 1.13 | 2.57 | 2.27 |
| 3 | cpo3 | 3 | 165 | 0.00 | 20.22 | 1.11 | 2.00 | 1.80 |
| 4 | cpo2 | 4 | 2,215 | 0.00 | 28.71 | 1.30 | 2.36 | 1.81 |
| 5 | cpo5 | 5 | 318 | 0.00 | 16.00 | 0.60 | 1.36 | 2.26 |
| 6 | cpo6 | 6 | 838 | 0.01 | 11.09 | 0.23 | 0.83 | 3.70 |
| 7 | cpo7 | 7 | 331 | 0.00 | 18.86 | 0.32 | 1.50 | 4.75 |
| 8 | cpo8 | 8 | 1,292 | 0.00 | 47.22 | 1.43 | 2.40 | 1.68 |
| 9 | cpo9 | 9 | 620 | 0.00 | 69.59 | 0.92 | 3.40 | 3.71 |
| 10 | cpo10 | 10 | 432 | 0.02 | 23.39 | 1.77 | 3.05 | 1.73 |
| 11 | cpo11 | 11 | 466 | 0.00 | 33.05 | 1.40 | 3.00 | 2.15 |
| 12 | cpo12 | 12 | 296 | 0.01 | 23.08 | 0.75 | 2.21 | 2.93 |
| 3 | cpo3 | 13 | 49 | 0.01 | 12.47 | 1.16 | 2.33 | 2.01 |
| 14 | cpo14 | 14 | 72 | 0.00 | 4.34 | 0.67 | 1.13 | 1.69 |
| 15 | cpo15 | 15 | 133 | 0.00 | 17.95 | 1.21 | 2.09 | 1.72 |
| 16 | cpo16 | 16 | 483 | 0.01 | 10.45 | 0.63 | 0.97 | 1.54 |
| 17 | cpo17 | 17 | 497 | 0.00 | 23.14 | 1.06 | 1.78 | 1.67 |
| 18 | cpo18 | 18 | 847 | 0.00 | 28.12 | 0.89 | 1.61 | 1.81 |
| 19 | cpo19 | 19 | 624 | 0.00 | 23.74 | 1.08 | 2.05 | 1.91 |
| 20 | 10 | 20 | 3,240 | 0.00 | 25.38 | 1.04 | 1.89 | 1.81 |
| 20 | 10 | 21 | 995 | 0.00 | 31.82 | 1.33 | 2.73 | 2.05 |
| 22 | asn | 22 | 337 | 0.00 | 36.13 | 3.48 | 6.01 | 1.73 |
| 23 | ass | 23 | 397 | 0.00 | 17.75 | 0.69 | 1.62 | 2.34 |
| 24 | chec | 24 | 214 | 0.00 | 8.75 | 0.62 | 1.39 | 2.24 |
| 25 | chee | 25 | 516 | 0.00 | 14.24 | 0.75 | 1.67 | 2.23 |
| 26 | chen | 26 | 479 | 0.00 | 16.30 | 0.64 | 1.44 | 2.24 |
| 27 | chew | 27 | 628 | 0.00 | 19.81 | 0.70 | 1.64 | 2.35 |
| 28 | liz | 28 | 1,335 | 0.00 | 62.27 | 1.36 | 3.99 | 2.94 |
| 29 | lizs | 29 | 618 | 0.00 | 39.65 | 1.89 | 4.27 | 2.26 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-87*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 30 | n1 | 30 | 517 | 0.00 | 45.00 | 1.40 | 3.67 | 2.61 |
| 31 | n5 | 31 | 290 | 0.00 | 33.90 | 1.41 | 2.77 | 1.97 |
| 32 | n10 | 32 | 75 | 0.00 | 5.00 | 0.41 | 0.70 | 1.70 |
| 33 | vj | 33 | 1,101 | 0.00 | 18.62 | 1.27 | 2.13 | 1.67 |
| 34 | vk | 34 | 505 | 0.00 | 33.31 | 1.00 | 2.35 | 2.34 |
| 35 | vl | 35 | 371 | 0.00 | 32.86 | 1.15 | 2.83 | 2.46 |
| 36 | vm | 36 | 684 | 0.00 | 30.05 | 0.62 | 1.24 | 2.00 |
| 37 | vn | 37 | 270 | 0.00 | 22.09 | 1.53 | 2.47 | 1.61 |
| 38 | vo | 38 | 589 | 0.00 | 29.19 | 1.15 | 2.44 | 2.11 |
| 38 | vo | 39 | 188 | 0.00 | 10.64 | 0.74 | 1.33 | 1.80 |
| 40 | vq | 40 | 268 | 0.01 | 24.33 | 1.36 | 2.38 | 1.75 |

## TABLE 14-35 ESTIMATION DOMAIN STATISTICS FOR COPPER (CU %) – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | 1,439 | 0.00 | 3.07 | 0.05 | 0.13 | 2.87 |
| 4 | cpo2 | 2 | 1,290 | 0.00 | 1.71 | 0.07 | 0.12 | 1.74 |
| 3 | cpo3 | 3 | 165 | 0.00 | 0.17 | 0.02 | 0.03 | 1.54 |
| 4 | cpo2 | 4 | 2,215 | 0.00 | 1.85 | 0.04 | 0.10 | 2.49 |
| 5 | cpo5 | 5 | 318 | 0.00 | 0.29 | 0.01 | 0.02 | 1.77 |
| 6 | cpo6 | 6 | 838 | 0.00 | 2.74 | 0.09 | 0.16 | 1.80 |
| 7 | cpo7 | 7 | 331 | 0.00 | 1.52 | 0.10 | 0.15 | 1.56 |
| 8 | cpo8 | 8 | 1,292 | 0.00 | 3.23 | 0.07 | 0.17 | 2.28 |
| 9 | cpo9 | 9 | 620 | 0.00 | 1.44 | 0.03 | 0.09 | 3.42 |
| 10 | cpo10 | 10 | 432 | 0.00 | 3.29 | 0.10 | 0.21 | 2.04 |
| 11 | cpo11 | 11 | 466 | 0.00 | 2.07 | 0.10 | 0.21 | 2.14 |
| 12 | cpo12 | 12 | 296 | 0.00 | 0.72 | 0.02 | 0.05 | 2.51 |
| 3 | cpo3 | 13 | 49 | 0.00 | 0.10 | 0.01 | 0.02 | 1.35 |
| 14 | cpo14 | 14 | 72 | 0.00 | 0.50 | 0.03 | 0.10 | 3.02 |
| 15 | cpo15 | 15 | 133 | 0.00 | 0.36 | 0.02 | 0.04 | 2.32 |
| 16 | cpo16 | 16 | 483 | 0.00 | 0.27 | 0.01 | 0.02 | 1.74 |
| 17 | cpo17 | 17 | 497 | 0.00 | 1.30 | 0.02 | 0.05 | 3.08 |
| 18 | cpo18 | 18 | 847 | 0.00 | 0.90 | 0.03 | 0.05 | 1.78 |
| 19 | cpo19 | 19 | 624 | 0.00 | 2.23 | 0.05 | 0.14 | 2.97 |
| 20 | 10 | 20 | 3,240 | 0.00 | 1.46 | 0.04 | 0.08 | 2.01 |
| 20 | 10 | 21 | 995 | 0.00 | 10.21 | 0.08 | 0.36 | 4.55 |
| 22 | asn | 22 | 337 | 0.00 | 8.75 | 0.11 | 0.60 | 5.58 |
| 23 | ass | 23 | 397 | 0.00 | 0.30 | 0.03 | 0.03 | 1.22 |
| 24 | chec | 24 | 214 | 0.00 | 0.91 | 0.04 | 0.12 | 2.77 |
| 25 | chee | 25 | 516 | 0.00 | 3.09 | 0.04 | 0.18 | 4.65 |
| 26 | chen | 26 | 479 | 0.00 | 0.98 | 0.01 | 0.06 | 4.06 |
| 27 | chew | 27 | 628 | 0.00 | 1.57 | 0.03 | 0.10 | 3.60 |
| 28 | liz | 28 | 1,335 | 0.00 | 1.57 | 0.03 | 0.10 | 3.01 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-88*

RPA www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 29 | lizs | 29 | 618 | 0.00 | 6.71 | 0.07 | 0.37 | 5.22 |
| 30 | n1 | 30 | 517 | 0.00 | 1.59 | 0.03 | 0.08 | 2.68 |
| 31 | n5 | 31 | 290 | 0.00 | 2.04 | 0.02 | 0.14 | 5.83 |
| 32 | n10 | 32 | 75 | 0.00 | 0.07 | 0.01 | 0.01 | 1.69 |
| 33 | vj | 33 | 1,101 | 0.00 | 3.67 | 0.06 | 0.15 | 2.69 |
| 34 | vk | 34 | 505 | 0.00 | 1.02 | 0.03 | 0.07 | 2.74 |
| 35 | vl | 35 | 371 | 0.00 | 1.08 | 0.02 | 0.08 | 3.42 |
| 36 | vm | 36 | 684 | 0.00 | 2.00 | 0.02 | 0.06 | 3.41 |
| 37 | vn | 37 | 270 | 0.00 | 0.32 | 0.03 | 0.05 | 1.77 |
| 38 | vo | 38 | 589 | 0.00 | 3.75 | 0.04 | 0.17 | 4.15 |
| 38 | vo | 39 | 188 | 0.00 | 0.85 | 0.03 | 0.10 | 3.07 |
| 40 | vq | 40 | 268 | 0.00 | 0.86 | 0.03 | 0.06 | 1.88 |

**TABLE 14-36 ESTIMATION DOMAIN STATISTICS FOR SILVER (AG G/T) – OPEN PIT**
**Nexa Resources S.A.- Atacocha Mine**

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | 1,439 | 0.00 | 1,816.13 | 37.19 | 87.87 | 2.36 |
| 4 | cpo2 | 2 | 1,290 | 0.00 | 1,028.28 | 34.26 | 73.08 | 2.13 |
| 3 | cpo3 | 3 | 165 | 0.00 | 762.97 | 33.70 | 66.82 | 1.98 |
| 4 | cpo2 | 4 | 2,215 | 0.00 | 4,475.79 | 38.74 | 102.97 | 2.66 |
| 5 | cpo5 | 5 | 318 | 0.00 | 406.21 | 23.51 | 38.92 | 1.66 |
| 6 | cpo6 | 6 | 838 | 1.27 | 236.08 | 12.66 | 23.95 | 1.89 |
| 7 | cpo7 | 7 | 331 | 0.00 | 442.60 | 12.01 | 38.54 | 3.21 |
| 8 | cpo8 | 8 | 1,292 | 0.00 | 1,364.82 | 59.18 | 109.56 | 1.85 |
| 9 | cpo9 | 9 | 620 | 0.62 | 1,563.43 | 31.87 | 98.34 | 3.09 |
| 10 | cpo10 | 10 | 432 | 2.02 | 1,045.39 | 77.24 | 93.75 | 1.21 |
| 11 | cpo11 | 11 | 466 | 0.00 | 723.16 | 61.65 | 90.33 | 1.47 |
| 12 | cpo12 | 12 | 296 | 0.10 | 514.29 | 24.82 | 54.69 | 2.20 |
| 3 | cpo3 | 13 | 49 | 3.30 | 260.65 | 30.72 | 46.00 | 1.50 |
| 14 | cpo14 | 14 | 72 | 0.47 | 390.35 | 33.60 | 80.03 | 2.38 |
| 15 | cpo15 | 15 | 133 | 0.00 | 276.00 | 25.62 | 43.46 | 1.70 |
| 16 | cpo16 | 16 | 483 | 0.41 | 545.55 | 23.83 | 35.08 | 1.47 |
| 17 | cpo17 | 17 | 497 | 0.10 | 472.77 | 26.96 | 37.23 | 1.38 |
| 18 | cpo18 | 18 | 847 | 0.00 | 689.14 | 28.82 | 49.66 | 1.72 |
| 19 | cpo19 | 19 | 624 | 0.00 | 1,398.41 | 36.80 | 100.50 | 2.73 |
| 20 | 10 | 20 | 3,240 | 0.00 | 983.49 | 34.28 | 56.90 | 1.66 |
| 20 | 10 | 21 | 995 | 0.00 | 1,344.91 | 51.55 | 109.39 | 2.12 |
| 22 | asn | 22 | 337 | 0.00 | 967.32 | 112.64 | 153.84 | 1.37 |
| 23 | ass | 23 | 397 | 0.21 | 360.00 | 20.04 | 33.30 | 1.66 |
| 24 | chec | 24 | 214 | 0.00 | 572.93 | 34.68 | 89.98 | 2.59 |
| 25 | chee | 25 | 516 | 0.00 | 621.76 | 34.60 | 56.91 | 1.64 |
| 26 | chen | 26 | 479 | 0.00 | 509.47 | 19.38 | 42.74 | 2.21 |
| 27 | chew | 27 | 628 | 0.00 | 1,084.58 | 29.99 | 83.79 | 2.79 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-89*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 28 | liz | 28 | 1,335 | 0.00 | 1,674.92 | 44.20 | 112.69 | 2.55 |
| 29 | lizs | 29 | 618 | 0.00 | 1,240.10 | 66.08 | 131.64 | 1.99 |
| 30 | n1 | 30 | 517 | 0.00 | 1,119.73 | 38.41 | 100.32 | 2.61 |
| 31 | n5 | 31 | 290 | 0.00 | 796.87 | 40.84 | 70.18 | 1.72 |
| 32 | n10 | 32 | 75 | 0.47 | 130.32 | 14.91 | 19.38 | 1.30 |
| 33 | vj | 33 | 1,101 | 0.00 | 1,258.14 | 43.65 | 69.48 | 1.59 |
| 34 | vk | 34 | 505 | 0.00 | 1,171.67 | 29.08 | 69.14 | 2.38 |
| 35 | vl | 35 | 371 | 0.00 | 774.17 | 30.74 | 75.55 | 2.46 |
| 36 | vm | 36 | 684 | 0.00 | 1,345.85 | 24.33 | 55.09 | 2.26 |
| 37 | vn | 37 | 270 | 0.00 | 613.67 | 37.46 | 56.00 | 1.49 |
| 38 | vo | 38 | 589 | 0.00 | 1,663.72 | 32.81 | 81.78 | 2.49 |
| 38 | vo | 39 | 188 | 0.00 | 888.00 | 28.01 | 68.61 | 2.45 |
| 40 | vq | 40 | 268 | 0.65 | 540.89 | 36.67 | 58.39 | 1.59 |

## TABLE 14-37 ESTIMATION DOMAIN'S STATISTICS FOR GOLD (AU G/T)
### Nexa Resources S.A.- Atacocha Mine

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 1 | cpo1 | 1 | 1,288 | 0.00 | 14.00 | 0.20 | 0.57 | 2.78 |
| 4 | cpo2 | 2 | 383 | 0.01 | 24.67 | 1.63 | 2.13 | 1.31 |
| 3 | cpo3 | 3 | 165 | 0.00 | 20.24 | 1.04 | 1.80 | 1.73 |
| 4 | cpo2 | 4 | 686 | 0.02 | 34.66 | 2.26 | 3.78 | 1.68 |
| 5 | cpo5 | 5 | 318 | 0.00 | 11.35 | 0.55 | 1.00 | 1.80 |
| 6 | cpo6 | 6 | 437 | 0.05 | 34.38 | 4.90 | 5.85 | 1.19 |
| 7 | cpo7 | 7 | 145 | 0.03 | 22.04 | 4.26 | 4.87 | 1.14 |
| 8 | cpo8 | 8 | 935 | 0.01 | 23.92 | 1.95 | 2.18 | 1.12 |
| 9 | cpo9 | 9 | 620 | 0.00 | 41.02 | 0.65 | 1.62 | 2.49 |
| 10 | cpo10 | 10 | 32 | 0.02 | 3.01 | 0.39 | 0.66 | 1.68 |
| 11 | cpo11 | 11 | 51 | 0.04 | 3.28 | 0.44 | 0.55 | 1.24 |
| 12 | cpo12 | 12 | 296 | 0.00 | 22.60 | 0.71 | 2.12 | 2.99 |
| 3 | cpo3 | 13 | 49 | 0.04 | 10.92 | 1.20 | 1.65 | 1.38 |
| 14 | cpo14 | 14 | 72 | 0.00 | 7.52 | 0.71 | 1.06 | 1.50 |
| 15 | cpo15 | 15 | 133 | 0.00 | 17.35 | 1.39 | 2.42 | 1.74 |
| 16 | cpo16 | 16 | 42 | 0.05 | 8.35 | 2.18 | 2.09 | 0.96 |
| 17 | cpo17 | 17 | 497 | 0.00 | 25.46 | 0.79 | 1.43 | 1.80 |
| 18 | cpo18 | 18 | 847 | 0.00 | 11.29 | 0.70 | 1.03 | 1.48 |
| 19 | cpo19 | 19 | 244 | 0.02 | 19.53 | 1.45 | 2.22 | 1.53 |
| 20 | 10 | 20 | 888 | 0.01 | 24.56 | 1.63 | 2.49 | 1.52 |
| 20 | 10 | 21 | 169 | 0.01 | 12.49 | 1.40 | 1.95 | 1.39 |
| 22 | asn | 22 | 119 | 0.01 | 25.80 | 6.52 | 5.70 | 0.87 |
| 23 | ass | 23 | 397 | 0.00 | 27.90 | 0.84 | 2.06 | 2.46 |
| 24 | chec | 24 | 214 | 0.00 | 6.00 | 0.49 | 0.91 | 1.86 |
| 25 | chee | 25 | 516 | 0.00 | 23.54 | 1.09 | 2.79 | 2.55 |
| 26 | chen | 26 | 479 | 0.00 | 27.27 | 0.68 | 1.64 | 2.41 |
| 27 | chew | 27 | 628 | 0.00 | 16.22 | 0.63 | 1.15 | 1.81 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-90*

RPA
www.rpacan.com

| C_ESTIM | OB | COD_OB | # Samples | Minimum | Maximum | Mean | Std. Dv | CV |
|---|---|---|---|---|---|---|---|---|
| 28 | liz | 28 | 10 | 0.13 | 7.31 | 1.92 | 2.14 | 1.12 |
| 29 | lizs | 29 | 13 | 0.08 | 20.04 | 3.32 | 4.87 | 1.46 |
| 30 | n1 | 30 | 517 | 0.00 | 38.61 | 1.10 | 3.52 | 3.20 |
| 31 | n5 | 31 | 290 | 0.00 | 16.48 | 1.07 | 1.93 | 1.81 |
| 32 | n10 | 32 | 75 | 0.00 | 7.36 | 0.77 | 1.21 | 1.58 |
| 33 | vj | 33 | 856 | 0.02 | 22.38 | 1.88 | 2.56 | 1.36 |
| 34 | vk | 34 | 56 | 0.03 | 6.27 | 1.10 | 1.31 | 1.20 |
| 35 | vl | 35 | 37 | 0.06 | 4.74 | 1.25 | 1.06 | 0.85 |
| 36 | vm | 36 | 684 | 0.00 | 18.39 | 0.52 | 0.87 | 1.67 |
| 37 | vn | 37 | 118 | 0.04 | 10.00 | 1.58 | 1.83 | 1.15 |
| 38 | vo | 38 | 38 | 0.01 | 5.63 | 0.72 | 1.00 | 1.39 |
| 38 | vo | 39 | 188 | 0.00 | 13.04 | 0.81 | 1.69 | 2.07 |
| 40 | vq | 40 | 250 | 0.02 | 33.57 | 2.65 | 4.36 | 1.65 |

## DENSITY

A total of 363 density measurements were taken within the open pit mineralization zones Density samples were collected from most of the mineralization domains. Table 14-38 shows the statistics of all of the density data. The mineralized zones with the highest average density values are CPO2, CPO10, LIZ, CPO11, and CPO1. All of these domains have an average value greater than 2.77 g/cm³. Mean density values were assigned to domains with sufficient measurements, the overall mean value of 2.77 g/cm³ or a density value from a similar nearby domain was assigned to domains with few to no density tests.

### TABLE 14-38 SAN GERARDO DENSITY DATA STATISTICS
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | N° Samples | Mean (g/cm³) | Minimum (g/cm³) | Maximum (g/cm³) | CV |
|---|---|---|---|---|---|
| Average Global Density | | 2.77 | - | - | - |
| cpo1_1 | 33 | 2.71 | 2.51 | 2.83 | 0.04 |
| cpo2_2 | 56 | 2.99 | 2.83 | 3 | 0.03 |
| cpo4_4 | 10 | 2.72 | 2.67 | 2.82 | 0.02 |
| cpo5_5 | 3 | 2.72 | 2.68 | 3.03 | 0.05 |
| cpo9_9 | 1 | 2.73 | 4.92 | 4.92 | |
| cpo10_10 | 2 | 2.99 | 1.41 | 3.36 | 0.41 |
| cpo15_15 | 3 | 2.73 | 2.73 | 3.03 | 0.04 |
| cpo17_17 | 11 | 2.73 | 2.69 | 2.78 | 0.01 |
| cpo18_18 | 13 | 2.63 | 2.6 | 2.68 | 0.01 |
| 10_20 | 100 | 2.67 | 2.54 | 2.78 | 0.03 |
| 10e_21 | 24 | 2.78 | 2.67 | 2.75 | 0.01 |
| asn_22 | 3 | 2.77 | 2.65 | 2.73 | 0.01 |
| chee_25 | 10 | 2.73 | 2.68 | 2.77 | 0.01 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-91**

RPA
www.rpacan.com

| Mineralization Domain | N° Samples | Mean (g/cm³) | Minimum (g/cm³) | Maximum (g/cm³) | CV |
|---|---|---|---|---|---|
| chen_26 | 2 | 2.73 | 2.57 | 3.33 | 0.13 |
| chew_27 | 4 | 2.77 | 2.55 | 2.84 | 0.04 |
| liz_28 | 27 | 2.91 | 2.78 | 2.85 | 0.01 |
| lizs_29 | 5 | 2.77 | 2.67 | 2.71 | 0.01 |
| n1_30 | 16 | 2.65 | 2.57 | 2.67 | 0.01 |
| n5_31 | 3 | 2.65 | 2.63 | 3.87 | 0.18 |
| vj_33 | 4 | 2.67 | 2.73 | 3.23 | 0.07 |
| vk_34 | 15 | 2.67 | 2.62 | 2.7 | 0.01 |
| vl_35 | 7 | 2.68 | 2.58 | 2.73 | 0.02 |
| vm_36 | 12 | 2.73 | 2.71 | 2.74 | 0.01 |
| vn_37 | 20 | 2.76 | 2.72 | 2.79 | 0.01 |
| vo_38 | 9 | 2.65 | 2.62 | 2.66 | 0.01 |
| vp_39 | 2 | 2.65 | 2.66 | 3.01 | 0.06 |
| cpo3_3 | | 2.73 | - | - | - |
| cpo6_6 | | 2.72 | - | - | - |
| cpo7_7 | | 2.71 | - | - | - |
| cpo8_8 | | 2.65 | - | - | - |
| cpo11_11 | | 2.99 | - | - | - |
| cpo12_12 | | 2.73 | - | - | - |
| cpo13_13 | | 2.73 | - | - | - |
| cpo14_14 | | 2.73 | - | - | - |
| cpo16_16 | | 2.72 | - | - | - |
| cpo19_19 | | 2.99 | - | - | - |
| 620ass_23 | | 2.91 | - | - | - |
| chec_24 | | 2.73 | - | - | - |
| n10_32 | | 2.65 | - | - | - |
| vq_40 | | 2.76 | - | - | - |

RPA generated histograms and box plots based on mineralized zones to review the assigned density values, and is of the opinion that the density values are reasonable and acceptable.

## COMPOSITING

The average length of samples within the mineralized domains is 1.15 m. Assay data was composited to two-metre length samples that correspond to one third of the parent block heights. The composite length was selected based on four composite length levels (1 m, 2 m, 3 m, and 4 m) related to the block size. Figure 14-27 illustrates a comparison of the mean relative error between length-weighted composite mean versus composite mean by mineralization domain at different composite levels. Based on this analysis, the two-metre composites result in the best correlation between assay data and composites.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 14-92**

RPA
www.rpacan.com

**FIGURE 14-27 COMPOSITE LENGTH COMPARISONS – SAN GERARDO**


Comp_2m
Comp_3m
5 %
-5 %

Atacocha generated statistics to compare the distribution of the raw assays and the composites (Table 14-39). Approximately, less than two percent increase in means after compositing were observed.

**TABLE 14-39 OPEN PIT RAW ASSAYS VERSUS COMPOSITE MEAN GRADES**
**Nexa Resources S.A.- Atacocha Mine**

| Element | Raw Assay Mean | Raw Assay (including Detection Value for Unsampled Data) Mean | Composites Mean |
|---|---|---|---|
| Zn (%) | 0.51 | 0.36 | 0.37 |
| Pb (%) | 0.43 | 0.31 | 0.32 |
| Cu (%) | 0.02 | 0.02 | 0.02 |
| Ag (g/t) | 15.43 | 11.06 | 11.31 |
| Au (g/t) | 0.16 | 0.08 | 0.08 |

RPA reviewed the composites and offers the following conclusions and recommendations:

- The composite length is appropriate given the dominant sampling length and the six metre parent block height, and is suitable to support open pit Mineral Resource and Mineral Reserve estimation.
- RPA recommends investigating density-weighted compositing.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-93*

www.rpacan.com CAPPING HIGH GRADE VALUES Where the assay distribution is skewed positively or approaches log-normal, erratic high grade values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. Atacocha evaluated the composite grades using log-probability plots to asses the influence of higher grades for each element in each mineralization domain. Figure 14-28 is an example of a log-probability plot for the OB_20 Domain. The criteria, applied by Atacocha, for restricting outliers was to identify a pronounced break in the probability curve that occurs above the 95th percentile. Table 14-40 lists the capping levels for drill hole and channel composites estimated for each mineralization domain. FIGURE 14-28 OB_20 MINERALIZATION DOMAIN ZINC% PROBABILITY PLOT Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-94

RPA
www.rpacan.com

## TABLE 14-40 CAPPING LEVELS BY MINERALIZATION DOMAINS – SAN GERARDO

### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | ZN CAPD (%) | ZN CAPC (%) | PB CAPD (%) | PB CAPC (%) | CU CAPD (%) | CU CAPC (%) | AG CAPD (g/t) | AG CAPC (g/t) |
|---|---|---|---|---|---|---|---|---|
| cpo1_1 | 5.7 | 17.2 | 4.8 | - | 0.3 | 0.2 | 220 | 261 |
| cpo2_2 | 10 | 9.6 | 5.7 | 11.1 | 0.3 | 0.45 | 150 | 250 |
| cpo3_3 | 3.7 | - | 4.6 | - | 0.09 | - | 122 | -9 |
| cpo4_4 | 10 | 9.6 | 5.7 | 11.1 | 0.3 | 0.45 | 150 | 250 |
| cpo5_5 | 2.5 | - | 2.3 | - | 0.06 | - | 80 | -9 |
| cpo6_6 | 9.2 | 19.4 | 1.5 | 1.1 | 0.3 | 0.4 | 47 | 78 |
| cpo7_7 | 7.8 | 13.2 | 1.6 | - | 0.4 | 0.17 | 28 | -9 |
| cpo8_8 | 7 | 7.2 | 3.6 | 7 | 0.16 | 0.6 | 83 | 281 |
| cpo9_9 | 3.4 | - | 3.6 | - | 0.19 | - | 140 | -9 |
| cpo10_10 | 4.5 | - | 8 | - | 0.35 | - | 258 | -9 |
| cpo11_11 | 4.3 | - | 9 | - | 0.5 | - | 212 | 300 |
| cpo12_12 | 6.4 | - | 3.8 | - | 0.13 | - | 98 | -9 |
| cpo13_13 | 3.7 | - | 4.6 | - | 0.09 | - | 122 | -9 |
| cpo14_14 | - | - | - | - | - | - | -9 | -9 |
| cpo15_15 | 5.9 | - | 5.4 | - | 0.08 | - | 94 | -9 |
| cpo16_16 | 2 | - | 2.5 | - | 0.05 | - | 83 | -9 |
| cpo17_17 | 3.7 | - | 4.1 | - | 0.08 | - | 96 | -9 |
| cpo18_18 | 4 | - | 4.3 | - | 0.15 | - | 145 | -9 |
| cpo19_19 | 2.5 | 5.2 | 2 | 6.8 | 0.35 | 0.18 | 87 | 275 |
| 10_20 | 7.1 | 8.6 | 7.8 | 8 | 0.45 | 0.46 | 260 | 210 |
| 10e_21 | 7.1 | 8.6 | 7.8 | 8 | 0.45 | 0.46 | 260 | 210 |
| asn_22 | 3 | 20 | 2.3 | 27.5 | 0.12 | 0.145 | 160 | 650 |
| ass_23 | 5.2 | - | 3.4 | - | 0.1 | - | 85 | -9 |
| chec_24 | 2.9 | - | 4 | - | 0.35 | - | 170 | -9 |
| chee_25 | 10.36 | - | 4.5 | - | 0.2 | - | 165 | -9 |
| chen_26 | 3.8 | - | 2.5 | - | 0.07 | - | 74 | -9 |
| chew_27 | 4.1 | - | 2.5 | - | 0.13 | - | 130 | -9 |
| liz_28 | 5.1 | - | 12 | - | 0.2 | - | 362 | -9 |
| lizs_29 | 5.7 | - | 8.6 | - | 0.4 | - | 270 | -9 |
| n1_30 | 9.5 | - | 5 | - | 0.17 | - | 210 | -9 |
| n5_31 | 4.9 | - | 5.5 | - | 0.06 | - | 130 | -9 |
| n10_32 | - | - | - | - | - | - | -9 | -9 |
| vj_33 | 2.8 | 9.8 | 4.9 | 7 | 0.08 | 0.28 | 77 | 180 |
| vk_34 | 3.2 | - | 5.5 | - | 0.09 | - | 120 | -9 |
| vl_35 | 2.9 | - | 6.5 | - | 0.09 | - | 175 | -9 |
| vm_36 | 2.2 | - | 3 | - | 0.1 | - | 105 | -9 |
| vn_37 | 3.3 | 4.2 | 3.6 | - | 0.1 | - | 85 | -9 |
| vo_38 | 5.1 | - | 5.1 | - | 0.26 | - | 135 | 200 |
| vp_39 | 5.1 | - | 5.1 | - | 0.26 | - | 135 | 200 |
| vq_40 | - | 9.15 | - | 4.8 | - | 0.11 | -9 | 120 |

Note:
CAPC: Capping levels for Channels, CAPD: Capping levels for drill holes

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-95*

www.rpacan.com RPA performed an independent capping analysis on some elements for some domains, as well as a visual validation of the block model in section and plan views. Log probability plots were inspected for some of these domains and RPA estimated a capping grade using a combination of histograms, probability plots, and decile analyses. RPA found that most of the CV values after applying capping are low, with the exception of a few domains with CV values exceeding 1.5. RPA considers that the capping levels selected are appropriate. RPA offers the following conclusions and recommendations: • In general, the capping levels are reasonable and suitable for the estimation of Mineral Resources. • Investigate if capping levels should be applied based on high grade and low grade domains for lead, copper, silver, and gold. • Report the metal loss as a result of capping high grades, and assess the amount of metal in the upper decile and percentiles of the distribution to gain a better understanding of the amount of risk associated with extreme values in each capping domain. • Adjust capping values with production data when an accurate reconciliation process is established. VARIOGRAPHY Atacocha generated downhole and directional variograms using the two-metre composite values generated for each domain and each element. The variograms were used to support the characterization and quantification of the variance of mineralization within the spatial continuity of the mineralization domains being analyzed. Variograms were standardized and modelled using two spherical structures in three directions. The variograms were used for OK interpolation and as a guide for selecting search ellipse ranges. Figure 14-29 shows an example of the zinc variograms for the CPO8 Domain. The results for all modelled variograms for Zn, Pb, Cu, Ag, and Au are listed in Tables 14-41 to 14-45, respectively. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-96

www.rpacan.com FIGURE 14-29ZINC NORMAL SCORE EXPERIMENTAL AND MODELLED VARIOGRAMS FOR DOMAIN CPO8 NormalScores Variogram for ZN_CAP NormalScores Variogram for ZN_CAP Downhole - 8 Direction 1: 70-->350 - 8 Lag002 Lag0015 1.0 Sph( 0.42, 92 ) 1.0 33 176 0.9 8254 0.9 252 43 0.8 4576 0.8 0.7 0.7 0.6 0.6 Sph( 0.44, 23 ) Sph( 0.39, 6 ) 0.5 0.5 0.4 0.4 0.3 0.3 0.2 0.2 N( 0.1 0.1 0.0 0.0 0 10 20 30 40 50 60 70 0 50 100 150 200 250 300 350 Sample Separation (m) Sample Separation (m) NormalScores Variogram for ZN_CAP NormalScores Variogram for ZN_CAP Direction 2: 00-->260 - 8 Direction 3: 20-->170 - 8 Lag005 1.0 1.0 14 ) 535 1117 0.9 639 0.9 390 0.8 0.8 95 90 0.7 0.7 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.2 0.2 N( 0.1 N( 0.1 0.0 0.0 0 10 20 30 40 50 60 0 10 20 30 40 50 60 70 80 90 100 110 Sample Separation (m) Sample Separation (m) Source: Nexa Atacocha TABLE 14-41ZINC VARIOGRAM PARAMETERS – OPEN PIT Nexa Resources S.A.-Atacocha Mine Rotation System V-AXIS 2 Datamine Rotation V-ANGLE 2 Search Ellipse Structure 1 Search Ellipse Structure 2 Mineralization Domain Nugget Sill Major Minor Vertical Sill Major Minor Vertical 1 3 1 3 10_20 10e_20 asn_22 ass_23 chec_24 chee_24 chen_26 chew_27 cpo1_1 cpo2_4 cpo3_3 cpo4_4 cpo5_5 cpo6_6 0.23 0.23 0.11 0.1 0.16 0.17 0.15 0.26 0.29 0.31 0.32 0.31 0.28 0.25 -160.417 -160.417 120 -145 25.162 -12.624 -64.583 24.232 -113.515 -16.204 -44.266 -16.204 -16.204 -28.018 65.186 65.186 50 70 35.396 61.095 65.186 37.761 31.321 51.71 72.036 51.71 51.71 74.207 128.076 128.076 -180 90 -45.281 -29.032 51.924 -26.565 60.349 -46.997 -147.054 -46.997 -46.997 -71.323 3 3 3 3 3 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 2 2 2 2 2 2 1 1 1 1 1 1 1 1 1 1 1 1 1 1 0.39 0.39 0.3 0.47 0.52 0.59 0.48 0.53 0.38 0.35 0.33 0.35 0.38 0.51 9 9 12 33 27 12 16 13 9 12 8 12 16 30 4 4 4 51 20 13 8 5 9 6 10 6 10 6 14 14 5 12 7 5 5 2 3 16 5 16 16 11 0.37 0.37 0.59 0.43 0.33 0.25 0.37 0.2 0.33 0.34 0.35 0.34 0.34 0.25 26 26 68 110 59 54 43 17 40 69 20 69 69 52 22 22 25 97 36 24 25 10 28 34 15 34 34 17 15 15 15 39 15 10 10 5 16 23 10 23 21 5 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-97 Gamma (1.000) Gamma (1.000) Gamma (1.000) Gamma (1.000) 302 Sph( 0.42, 579 1089 1094 Sph( 0.44, 6 ) 0.14 ) 0.42, 17 39 S 4 ph( ) 780 1102 98 Lag0 7 05 11 35 732 443 Sph( 0.44, 7 ) 46 5 47 0.14 ) 14035 4 318 1590 40 95 13170 59 1167 2724 0.14 ) Sph( 0.47, 17 ) 45 31 13 2 7 87 1 4 8 392 248 175 109 96 75 60 65 42 60 5 N(0.14)

www.rpacan.com Rotation System V-AXIS 2 Datamine Rotation V-ANGLE 2 Search Ellipse Structure 1 Search Ellipse Structure 2 Mineralization Domain Nugget Sill Major Minor Vertical Sill Major Minor Vertical 1 3 1 3 cpo7_7 cpo8_8 cpo9_9 cpo10_10 cpo11_11 cpo12_12 cpo13_13 cpo14_14 cpo15_15 cpo16_16 cpo17_17 cpo18_18 cpo19_19 liz_28 lizs_29 n1_30 n5_31 n10_32 vj_33 vk_34 vl_35 vm_36 vn_37 vo_38 vp_38 vq_40 0.2 0.17 0.19 0.18 0.24 0.26 0.32 0.05 0.13 0.18 0.39 0.22 0.2 0.26 0.15 0.36 0.08 0.14 0.15 0.19 0.16 0.31 0.18 0.18 0.18 0.07 -45 -100 -58.796 60.575 -120 -70.854 -44.266 -90 -111.74 -161.534 -45 96.997 -99.981 31.74 -16.692 49.007 29.07 -90 -80 -108.967 24.494 32.858 115 40 40 -116.416 85 70 51.71 58.525 45 56.774 72.036 90 58.525 69.409 80 51.71 44.782 58.525 48.974 68.909 49.741 90 75 50.332 67.731 47.726 75 75 75 59.624 0 0 46.997 -163.26 90 61.813 -147.054 70 109.425 75.651 0 -143.796 97.053 -109.425 -74.66 -135.993 -82.249 90 0 57.602 -62.727 -67.371 180 -90 -90 80.075 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 0.2 0.47 0.39 0.36 0.42 0.43 0.33 0.37 0.41 0.4 0.13 0.44 0.43 0.37 0.38 0.39 0.45 0.55 0.33 0.46 0.43 0.37 0.27 0.53 0.53 0.47 36 23 6 38 25 23 8 15 30 26 7 32 16 38 31 15 17 20 7 19 20 45 10 21 21 18 21 7 14 8 8 44 10 10 20 15 7 8 19 33 11 8 10 10 7 11 15 19 6 12 12 8 12 6 2 5 5 5 5 5 5 12 5 9 3 10 5 5 5 5 4 5 5 5 5 5 5 5 0.6 0.37 0.43 0.46 0.34 0.31 0.35 0.58 0.46 0.43 0.48 0.34 0.37 0.37 0.47 0.25 0.47 0.31 0.52 0.35 0.4 0.32 0.55 0.29 0.29 0.46 107 92 23 66 37 57 20 30 45 145 25 41 58 116 49 65 28 30 32 30 30 61 52 41 41 24 27 17 18 24 24 54 15 20 30 79 18 18 20 69 25 23 20 20 29 26 20 39 18 35 35 15 16 14 8 15 10 10 10 10 10 15 10 15 11 14 11 10 10 10 10 10 10 10 10 10 10 10 TABLE 14-42 LEAD VARIOGRAM PARAMETERS – OPEN PIT Nexa Resources S.A.-Atacocha Mine Rotation System V-AXIS 2 Datamine Rotation V-ANGLE 2 Search Ellipse Structure 1 Search Ellipse Structure 2 Mineralization Domain Nugget Sill Major Minor Vertical Sill Major Minor Vertical 1 3 1 3 10_20 10e_20 asn_22 ass_23 chec_24 chee_24 chen_26 chew_27 cpo1_1 0.18 0.18 0.09 0.19 0.18 0.16 0.15 0.13 0.19 -160.417 -160.417 120 -145 25.162 -12.624 -64.583 24.232 -113.515 65.186 65.186 50 70 35.396 61.095 65.186 37.761 31.321 128.076 128.076 -180 90 -45.281 -29.032 51.924 -26.565 60.349 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 2 1 1 1 1 1 1 1 1 1 0.42 0.42 0.54 0.38 0.44 0.57 0.38 0.63 0.35 11 11 35 43 27 26 22 13 9 11 11 12.5 24 20 13 14 5 16 11 11 5 10 7 5 5 2 7 0.41 0.41 0.37 0.44 0.38 0.28 0.47 0.23 0.46 35 35 58 125 56 54 66 17 25 36 36 25 64 36 24 35 10 21 13 13 16 20 15 10 10 5 19 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-98

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| cpo2_4 | 0.19 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.49 | 50 | 21 | 26 | 0.32 | 82 | 57 | 36 |
| cpo3_3 | 0.27 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.41 | 8 | 10 | 5 | 0.33 | 20 | 15 | 10 |
| cpo4_4 | 0.19 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.49 | 50 | 21 | 26 | 0.32 | 82 | 57 | 36 |
| cpo5_5 | 0.2 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.45 | 50 | 21 | 26 | 0.35 | 82 | 57 | 36 |
| cpo6_6 | 0.27 | -54.561 | 75.894 | -44.561 | 3 | 2 | 1 | 0.47 | 55 | 17 | 17 | 0.27 | 76 | 22 | 22 |
| cpo7_7 | 0.47 | -45 | 85 | 0 | 3 | 2 | 1 | 0.4 | 26 | 18 | 6 | 0.14 | 44 | 21 | 13 |
| cpo8_8 | 0.17 | -34.007 | 68.909 | -44.007 | 3 | 2 | 1 | 0.37 | 13 | 8 | 6 | 0.46 | 75 | 34 | 18 |
| cpo9_9 | 0.27 | -24.425 | 58.525 | 16.74 | 3 | 2 | 1 | 0.52 | 8 | 8 | 2 | 0.21 | 12 | 31 | 8 |
| cpo10_10 | 0.17 | 60.575 | 58.525 | -163.26 | 3 | 2 | 1 | 0.47 | 13 | 8 | 5 | 0.36 | 54 | 22 | 14 |
| cpo11_11 | 0.3 | -120 | 45 | 90 | 3 | 2 | 1 | 0.36 | 6 | 8 | 5 | 0.35 | 24 | 20 | 10 |
| cpo12_12 | 0.37 | -83.308 | 48.974 | 74.66 | 3 | 2 | 1 | 0.35 | 40 | 25 | 5 | 0.28 | 44 | 47 | 10 |
| cpo13_13 | 0.27 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.41 | 8 | 10 | 5 | 0.33 | 20 | 15 | 10 |
| cpo14_14 | 0.05 | -90 | 90 | 70 | 3 | 2 | 1 | 0.43 | 15 | 10 | 5 | 0.52 | 30 | 20 | 10 |
| cpo15_15 | 0.12 | -111.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.4 | 30 | 20 | 5 | 0.47 | 45 | 30 | 10 |
| cpo16_16 | 0.26 | -161.534 | 69.409 | 75.651 | 3 | 2 | 1 | 0.32 | 31 | 22 | 9 | 0.42 | 44 | 33 | 12 |
| cpo17_17 | 0.31 | -45 | 80 | 0 | 3 | 2 | 1 | 0.47 | 6 | 10 | 5 | 0.22 | 16 | 15 | 10 |
| cpo18_18 | 0.29 | -108.308 | 48.974 | 74.66 | 3 | 2 | 1 | 0.3 | 13 | 15 | 6 | 0.41 | 40 | 31 | 10 |
| cpo19_19 | 0.29 | -94.851 | 44.136 | 104.002 | 3 | 2 | 1 | 0.32 | 55 | 28 | 11 | 0.39 | 90 | 39 | 19 |
| liz_28 | 0.31 | 31.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.39 | 41 | 26 | 5 | 0.3 | 88 | 49 | 10 |
| lizs_29 | 0.16 | -16.692 | 48.974 | -74.66 | 3 | 2 | 1 | 0.43 | 30 | 7 | 5 | 0.41 | 44 | 20 | 10 |
| n1_30 | 0.26 | 49.007 | 68.909 | -135.993 | 3 | 2 | 1 | 0.38 | 22 | 8 | 5 | 0.36 | 30 | 20 | 10 |
| n5_31 | 0.08 | 29.07 | 49.741 | -82.249 | 3 | 2 | 1 | 0.44 | 17 | 10 | 5 | 0.47 | 28 | 20 | 10 |
| n10_32 | 0.14 | -90 | 90 | 90 | 3 | 2 | 1 | 0.55 | 20 | 10 | 5 | 0.31 | 30 | 20 | 10 |
| vj_33 | 0.14 | -80 | 75 | 0 | 3 | 2 | 1 | 0.46 | 8 | 10 | 4 | 0.39 | 67 | 38 | 10 |
| vk_34 | 0.21 | -108.967 | 50.332 | 57.602 | 3 | 2 | 1 | 0.48 | 19 | 11 | 5 | 0.31 | 30 | 26 | 10 |
| vl_35 | 0.19 | 24.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.48 | 20 | 15 | 5 | 0.33 | 30 | 20 | 10 |
| vm_36 | 0.33 | 32.858 | 47.726 | -67.371 | 3 | 2 | 1 | 0.39 | 43 | 19 | 5 | 0.29 | 46 | 39 | 10 |
| vn_37 | 0.19 | 115 | 75 | 180 | 3 | 2 | 1 | 0.37 | 9 | 6 | 5 | 0.43 | 53 | 22 | 10 |
| vo_38 | 0.17 | 40 | 75 | -90 | 3 | 2 | 1 | 0.46 | 5 | 15 | 5 | 0.37 | 34 | 29 | 10 |
| vp_38 | 0.17 | 40 | 75 | -90 | 3 | 2 | 1 | 0.46 | 5 | 15 | 5 | 0.37 | 34 | 29 | 10 |
| vq_40 | 0.07 | -116.416 | 59.624 | 80.075 | 3 | 2 | 1 | 0.47 | 18 | 8 | 5 | 0.46 | 21 | 15 | 10 |

## TABLE 14-43 COPPER VARIOGRAM PARAMETERS – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_20 | 0.2 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.5 | 5 | 10 | 7 | 0.3 | 25 | 18 | 10 |
| 10e_20 | 0.2 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.5 | 5 | 10 | 7 | 0.3 | 25 | 18 | 10 |
| asn_22 | 0.32 | 120 | 50 | -180 | 3 | 2 | 1 | 0.59 | 25 | 8 | 5 | 0.08 | 46 | 14 | 13 |
| ass_23 | 0.27 | -145 | 70 | 90 | 3 | 2 | 1 | 0.3 | 19 | 51 | 12 | 0.43 | 103 | 86 | 56 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-99*

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| chec_24 | 0.2 | 25.162 | 35.396 | -45.281 | 3 | 2 | 1 | 0.51 | 18 | 18 | 7 | 0.29 | 32 | 25 | 16 |
| chee_24 | 0.15 | -12.624 | 61.095 | -29.032 | 3 | 2 | 1 | 0.57 | 33 | 8 | 5 | 0.28 | 50 | 22 | 10 |
| chen_26 | 0.17 | -64.583 | 65.186 | 51.924 | 3 | 2 | 1 | 0.41 | 22 | 20 | 5 | 0.42 | 65 | 38 | 10 |
| chew_27 | 0.27 | 24.232 | 37.761 | -26.565 | 3 | 2 | 1 | 0.29 | 7 | 5 | 2 | 0.43 | 22 | 10 | 5 |
| cpo1_1 | 0.42 | -119.728 | 33.644 | 71.887 | 3 | 2 | 1 | 0.32 | 9 | 19 | 6 | 0.27 | 20 | 20 | 16 |
| cpo2_4 | 0.19 | -16.204 | 51.71 | -46.997 | 3 | 2 | 1 | 0.37 | 12 | 14 | 5 | 0.44 | 80 | 45 | 35 |
| cpo3_3 | 0.21 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.48 | 20 | 15 | 5 | 0.31 | 30 | 20 | 10 |
| cpo4_4 | 0.19 | -16.204 | 51.71 | -46.997 | 3 | 2 | 1 | 0.37 | 12 | 14 | 5 | 0.44 | 80 | 45 | 35 |
| cpo5_5 | 0.21 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.46 | 50 | 21 | 26 | 0.32 | 82 | 57 | 36 |
| cpo6_6 | 0.39 | -54.561 | 75.894 | -44.561 | 3 | 2 | 1 | 0.2 | 21 | 14 | 8 | 0.41 | 88 | 24 | 15 |
| cpo7_7 | 0.13 | -55 | 85 | 0 | 3 | 2 | 1 | 0.54 | 39 | 19 | 9 | 0.33 | 49 | 27 | 18 |
| cpo8_8 | 0.32 | -25.417 | 65.186 | -51.924 | 3 | 2 | 1 | 0.44 | 11 | 23 | 9 | 0.23 | 61 | 52 | 39 |
| cpo9_9 | 0.32 | -24.425 | 58.525 | 16.74 | 3 | 2 | 1 | 0.43 | 10 | 18 | 2 | 0.25 | 17 | 31 | 8 |
| cpo10_10 | 0.16 | 60.575 | 58.525 | -163.26 | 3 | 2 | 1 | 0.35 | 19 | 10 | 5 | 0.49 | 20 | 15 | 10 |
| cpo11_11 | 0.21 | 80 | 60 | -90 | 3 | 2 | 1 | 0.46 | 38 | 31 | 5 | 0.33 | 90 | 35 | 10 |
| cpo12_12 | 0.3 | -83.308 | 48.974 | 74.66 | 3 | 2 | 1 | 0.38 | 14 | 12 | 5 | 0.31 | 25 | 22 | 10 |
| cpo13_13 | 0.21 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.48 | 20 | 15 | 5 | 0.31 | 30 | 20 | 10 |
| cpo14_14 | 0.1 | -90 | 90 | 70 | 3 | 2 | 1 | 0.59 | 15 | 10 | 5 | 0.31 | 30 | 20 | 10 |
| cpo15_15 | 0.13 | -111.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.42 | 30 | 20 | 5 | 0.45 | 45 | 30 | 10 |
| cpo16_16 | 0.27 | -161.534 | 69.409 | 75.651 | 3 | 2 | 1 | 0.46 | 27 | 13 | 9 | 0.27 | 87 | 61 | 12 |
| cpo17_17 | 0.39 | -45 | 80 | 0 | 3 | 2 | 1 | 0.36 | 16 | 13 | 4 | 0.25 | 27 | 15 | 8 |
| cpo18_18 | 0.26 | -75.439 | 75.894 | 44.561 | 3 | 2 | 1 | 0.49 | 10 | 5 | 5 | 0.25 | 23 | 14 | 10 |
| cpo19_19 | 0.25 | -99.981 | 44.782 | 97.053 | 3 | 2 | 1 | 0.47 | 42 | 8 | 8 | 0.28 | 47 | 23 | 14 |
| liz_28 | 0.29 | 31.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.44 | 68 | 11 | 8 | 0.27 | 92 | 43 | 30 |
| lizs_29 | 0.19 | -16.692 | 48.974 | -74.66 | 3 | 2 | 1 | 0.42 | 45 | 11 | 5 | 0.39 | 65 | 25 | 10 |
| n1_30 | 0.5 | 49.007 | 68.909 | -135.993 | 3 | 2 | 1 | 0.21 | 36 | 8 | 5 | 0.3 | 44 | 23 | 10 |
| n5_31 | 0.08 | 29.07 | 49.741 | -82.249 | 3 | 2 | 1 | 0.45 | 17 | 10 | 5 | 0.47 | 28 | 20 | 10 |
| n10_32 | 0.12 | -90 | 90 | 90 | 3 | 2 | 1 | 0.55 | 20 | 10 | 5 | 0.32 | 30 | 20 | 10 |
| vj_33 | 0.16 | -80 | 75 | 0 | 3 | 2 | 1 | 0.34 | 7 | 8 | 4 | 0.5 | 37 | 22 | 10 |
| vk_34 | 0.22 | -108.967 | 50.332 | 57.602 | 3 | 2 | 1 | 0.49 | 19 | 11 | 5 | 0.29 | 30 | 26 | 10 |
| vl_35 | 0.22 | 24.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.53 | 20 | 15 | 5 | 0.25 | 30 | 20 | 10 |
| vm_36 | 0.38 | 32.858 | 47.726 | -67.371 | 3 | 2 | 1 | 0.39 | 33 | 19 | 5 | 0.23 | 55 | 31 | 10 |
| vn_37 | 0.22 | 115 | 75 | 180 | 3 | 2 | 1 | 0.38 | 20 | 12 | 5 | 0.4 | 32 | 23 | 10 |
| vo_38 | 0.27 | 40 | 75 | -90 | 3 | 2 | 1 | 0.5 | 11 | 11 | 5 | 0.23 | 44 | 23 | 10 |
| vp_38 | 0.27 | 40 | 75 | -90 | 3 | 2 | 1 | 0.5 | 11 | 11 | 5 | 0.23 | 44 | 23 | 10 |
| vq_40 | 0.08 | -116.416 | 59.624 | 80.075 | 3 | 2 | 1 | 0.48 | 18 | 8 | 5 | 0.43 | 24 | 15 | 10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-100*

RPA
www.rpacan.com

## TABLE 14-44 SILVER VARIOGRAM PARAMETERS – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_20 | 0.17 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.39 | 6 | 15 | 5 | 0.44 | 30 | 20 | 10 |
| 10e_20 | 0.17 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.39 | 6 | 15 | 5 | 0.44 | 30 | 20 | 10 |
| asn_22 | 0.1 | 120 | 50 | -180 | 3 | 2 | 1 | 0.49 | 34 | 10 | 5 | 0.4 | 50 | 25 | 15 |
| ass_23 | 0.1 | -145 | 70 | 90 | 3 | 2 | 1 | 0.52 | 16 | 14 | 10 | 0.38 | 41 | 30 | 20 |
| chec_24 | 0.25 | 25.162 | 35.396 | -45.281 | 3 | 2 | 1 | 0.41 | 20 | 10 | 7 | 0.34 | 54 | 30 | 15 |
| chee_24 | 0.16 | -12.624 | 61.095 | -29.032 | 3 | 2 | 1 | 0.41 | 21 | 8 | 5 | 0.43 | 46 | 30 | 10 |
| chen_26 | 0.15 | -64.583 | 65.186 | 51.924 | 3 | 2 | 1 | 0.35 | 22 | 24 | 5 | 0.5 | 68 | 28 | 10 |
| chew_27 | 0.26 | 24.232 | 37.761 | -26.565 | 3 | 2 | 1 | 0.53 | 13 | 5 | 2 | 0.21 | 17 | 10 | 5 |
| cpo1_1 | 0.2 | -68.076 | 65.186 | 35.417 | 3 | 2 | 1 | 0.43 | 7 | 18 | 6 | 0.37 | 19 | 19 | 12 |
| cpo2_4 | 0.28 | 8.796 | 51.71 | -46.997 | 3 | 2 | 1 | 0.38 | 44 | 14 | 8 | 0.35 | 66 | 46 | 22 |
| cpo3_3 | 0.26 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.41 | 20 | 15 | 5 | 0.33 | 30 | 20 | 10 |
| cpo4_4 | 0.28 | 8.796 | 51.71 | -46.997 | 3 | 2 | 1 | 0.38 | 44 | 14 | 8 | 0.35 | 66 | 46 | 22 |
| cpo5_5 | 0.18 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.44 | 50 | 21 | 26 | 0.38 | 82 | 57 | 36 |
| cpo6_6 | 0.18 | 16.302 | 78.831 | -116.74 | 3 | 2 | 1 | 0.5 | 23 | 14 | 6 | 0.32 | 32 | 18 | 13 |
| cpo7_7 | 0.16 | -45 | 85 | 0 | 3 | 2 | 1 | 0.37 | 45 | 15 | 6 | 0.48 | 47 | 22 | 13 |
| cpo8_8 | 0.18 | -34.007 | 68.909 | -44.007 | 3 | 2 | 1 | 0.35 | 23 | 28 | 5 | 0.47 | 72 | 34 | 23 |
| cpo9_9 | 0.45 | -24.425 | 58.525 | 16.74 | 3 | 2 | 1 | 0.19 | 28 | 28 | 2 | 0.36 | 67 | 44 | 8 |
| cpo10_10 | 0.29 | 60.575 | 58.525 | -163.26 | 3 | 2 | 1 | 0.32 | 13 | 8 | 3 | 0.39 | 41 | 12 | 8 |
| cpo11_11 | 0.23 | 80 | 60 | -90 | 3 | 2 | 1 | 0.37 | 46 | 12 | 5 | 0.39 | 65 | 18 | 10 |
| cpo12_12 | 0.37 | 71.072 | 53.775 | -72.912 | 3 | 2 | 1 | 0.33 | 11 | 12 | 5 | 0.29 | 65 | 30 | 10 |
| cpo13_13 | 0.26 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.41 | 20 | 15 | 5 | 0.33 | 30 | 20 | 10 |
| cpo14_14 | 0.09 | -90 | 90 | 70 | 3 | 2 | 1 | 0.55 | 15 | 10 | 5 | 0.36 | 30 | 20 | 10 |
| cpo15_15 | 0.12 | -111.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.38 | 30 | 20 | 5 | 0.5 | 45 | 30 | 10 |
| cpo16_16 | 0.2 | -161.534 | 69.409 | 75.651 | 3 | 2 | 1 | 0.39 | 24 | 16 | 13 | 0.41 | 37 | 23 | 15 |
| cpo17_17 | 0.34 | -45 | 80 | 0 | 3 | 2 | 1 | 0.41 | 5 | 11 | 7 | 0.25 | 16 | 14 | 10 |
| cpo18_18 | 0.21 | -108.308 | 48.974 | 74.66 | 3 | 2 | 1 | 0.33 | 25 | 13 | 4 | 0.46 | 56 | 31 | 10 |
| cpo19_19 | 0.18 | -110.93 | 49.741 | 97.751 | 3 | 2 | 1 | 0.47 | 79 | 24 | 8 | 0.35 | 121 | 37 | 14 |
| liz_28 | 0.29 | 31.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.47 | 36 | 10 | 16 | 0.23 | 108 | 38 | 28 |
| lizs_29 | 0.16 | -16.692 | 48.974 | -74.66 | 3 | 2 | 1 | 0.45 | 40 | 11 | 5 | 0.39 | 59 | 29 | 10 |
| n1_30 | 0.34 | 49.007 | 68.909 | -135.993 | 3 | 2 | 1 | 0.42 | 10 | 8 | 5 | 0.24 | 30 | 20 | 10 |
| n5_31 | 0.08 | 29.07 | 49.741 | -82.249 | 3 | 2 | 1 | 0.42 | 17 | 10 | 5 | 0.5 | 28 | 20 | 10 |
| n10_32 | 0.12 | -90 | 90 | 90 | 3 | 2 | 1 | 0.52 | 20 | 10 | 5 | 0.36 | 30 | 20 | 10 |
| vj_33 | 0.14 | -80 | 75 | 0 | 3 | 2 | 1 | 0.34 | 7 | 5 | 4 | 0.52 | 32 | 23 | 10 |
| vk_34 | 0.19 | -108.967 | 50.332 | 57.602 | 3 | 2 | 1 | 0.46 | 19 | 11 | 5 | 0.34 | 30 | 26 | 10 |
| vl_35 | 0.2 | 24.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.47 | 20 | 15 | 5 | 0.34 | 30 | 20 | 10 |
| vm_36 | 0.34 | 32.858 | 47.726 | -67.371 | 3 | 2 | 1 | 0.4 | 32 | 19 | 5 | 0.26 | 46 | 39 | 10 |
| vn_37 | 0.18 | 115 | 75 | 180 | 3 | 2 | 1 | 0.31 | 23 | 6 | 5 | 0.51 | 40 | 17 | 10 |
| vo_38 | 0.22 | 40 | 75 | -90 | 3 | 2 | 1 | 0.46 | 70 | 12 | 5 | 0.32 | 91 | 31 | 10 |
| vp_38 | 0.22 | 40 | 75 | -90 | 3 | 2 | 1 | 0.46 | 70 | 12 | 5 | 0.32 | 91 | 31 | 10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-101*

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| vq_40 | 0.07 | -116.416 | 59.624 | 80.075 | 3 | 2 | 1 | 0.45 | 18 | 8 | 5 | 0.48 | 24 | 15 | 10 |

## TABLE 14-45 GOLD VARIOGRAM PARAMETERS – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| 10_20 | 0.2 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.46 | 15 | 19 | 5 | 0.34 | 44 | 23 | 14 |
| 10e_20 | 0.2 | -160.417 | 65.186 | 128.076 | 3 | 2 | 1 | 0.46 | 15 | 19 | 5 | 0.34 | 44 | 23 | 14 |
| asn_22 | 0.15 | 120 | 50 | -180 | 3 | 2 | 1 | 0.22 | 44 | 12.5 | 5 | 0.63 | 50 | 25 | 15 |
| ass_23 | 0.09 | -145 | 70 | 90 | 3 | 2 | 1 | 0.41 | 53 | 51 | 10 | 0.5 | 100 | 60 | 20 |
| chec_24 | 0.26 | 25.162 | 35.396 | -45.281 | 3 | 2 | 1 | 0.42 | 20 | 10 | 7 | 0.32 | 52 | 30 | 15 |
| chee_24 | 0.19 | -12.624 | 61.095 | -29.032 | 3 | 2 | 1 | 0.43 | 19 | 11 | 5 | 0.37 | 53 | 23 | 10 |
| chen_26 | 0.16 | -64.583 | 65.186 | 51.924 | 3 | 2 | 1 | 0.37 | 31 | 24 | 5 | 0.46 | 68 | 28 | 10 |
| chew_27 | 0.27 | 24.232 | 37.761 | -26.565 | 3 | 2 | 1 | 0.53 | 9 | 5 | 2 | 0.21 | 17 | 10 | 5 |
| cpo1_1 | 0.14 | -49.425 | 58.525 | 16.74 | 3 | 2 | 1 | 0.38 | 23 | 9 | 8 | 0.48 | 31 | 22 | 18 |
| cpo2_4 | 0.22 | 8.796 | 51.71 | -46.997 | 3 | 2 | 1 | 0.5 | 19 | 30 | 3 | 0.27 | 40 | 35 | 8 |
| cpo3_3 | 0.26 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.42 | 20 | 10 | 10 | 0.32 | 30 | 20 | 15 |
| cpo4_4 | 0.22 | 8.796 | 51.71 | -46.997 | 3 | 2 | 1 | 0.5 | 19 | 30 | 3 | 0.27 | 40 | 35 | 8 |
| cpo5_5 | 0.19 | 14.21 | 41.561 | -48.07 | 3 | 2 | 1 | 0.45 | 50 | 21 | 26 | 0.36 | 82 | 57 | 36 |
| cpo6_6 | 0.16 | 16.302 | 78.831 | -116.74 | 3 | 2 | 1 | 0.42 | 23 | 14 | 6 | 0.42 | 32 | 18 | 13 |
| cpo7_7 | 0.26 | -45 | 85 | 0 | 3 | 2 | 1 | 0.4 | 9 | 6 | 6 | 0.34 | 27 | 18 | 13 |
| cpo8_8 | 0.13 | -34.007 | 68.909 | -44.007 | 3 | 2 | 1 | 0.48 | 11 | 27 | 5 | 0.39 | 33 | 44 | 27 |
| cpo9_9 | 0.32 | -24.425 | 58.525 | 16.74 | 3 | 2 | 1 | 0.32 | 12 | 7 | 2 | 0.36 | 32 | 23 | 8 |
| cpo10_10 | 0.28 | 60.575 | 58.525 | -163.26 | 3 | 2 | 1 | 0.33 | 15 | 5 | 5 | 0.39 | 42 | 16 | 14 |
| cpo11_11 | 0.26 | 80 | 60 | -90 | 3 | 2 | 1 | 0.24 | 9 | 12 | 5 | 0.5 | 36 | 24 | 10 |
| cpo12_12 | 0.21 | 71.072 | 53.775 | -72.912 | 3 | 2 | 1 | 0.32 | 23 | 47 | 5 | 0.47 | 132 | 58 | 10 |
| cpo13_13 | 0.26 | -44.266 | 72.036 | -147.054 | 3 | 2 | 1 | 0.42 | 20 | 10 | 10 | 0.32 | 30 | 20 | 15 |
| cpo14_14 | 0.06 | -90 | 90 | 70 | 3 | 2 | 1 | 0.42 | 15 | 10 | 5 | 0.52 | 30 | 20 | 10 |
| cpo15_15 | 0.1 | -111.74 | 58.525 | 109.425 | 3 | 2 | 1 | 0.32 | 30 | 20 | 5 | 0.57 | 45 | 30 | 10 |
| cpo16_16 | 0.18 | -161.534 | 69.409 | 75.651 | 3 | 2 | 1 | 0.43 | 13 | 18 | 14 | 0.39 | 46 | 23 | 15 |
| cpo17_17 | 0.33 | -45 | 80 | 0 | 3 | 2 | 1 | 0.3 | 7 | 20 | 5 | 0.37 | 30 | 26 | 15 |
| cpo18_18 | 0.22 | -108.308 | 48.974 | 74.66 | 3 | 2 | 1 | 0.47 | 17 | 13 | 4 | 0.31 | 62 | 31 | 10 |
| cpo19_19 | 0.17 | -110.93 | 49.741 | 97.751 | 3 | 2 | 1 | 0.41 | 79 | 24 | 8 | 0.42 | 121 | 37 | 14 |
| liz_28 | 0.45 | 31.74 | 58.525 | -109.425 | 3 | 2 | 1 | 0.22 | 34 | 8 | 5 | 0.33 | 75 | 31 | 10 |
| lizs_29 | 0.17 | -16.692 | 48.974 | -74.66 | 3 | 2 | 1 | 0.5 | 11 | 11 | 5 | 0.34 | 32 | 25 | 10 |
| n1_30 | 0.31 | 49.007 | 68.909 | -135.993 | 3 | 2 | 1 | 0.41 | 23 | 8 | 5 | 0.28 | 40 | 20 | 10 |
| n5_31 | 0.09 | 29.07 | 49.741 | -82.249 | 3 | 2 | 1 | 0.46 | 15 | 10 | 5 | 0.45 | 30 | 20 | 10 |
| n10_32 | 0.13 | -90 | 90 | 90 | 3 | 2 | 1 | 0.52 | 20 | 10 | 5 | 0.35 | 30 | 20 | 10 |
| vj_33 | 0.18 | -80 | 75 | 0 | 3 | 2 | 1 | 0.35 | 7 | 8 | 4 | 0.47 | 32 | 26 | 10 |
| vk_34 | 0.23 | -108.967 | 50.332 | 57.602 | 3 | 2 | 1 | 0.46 | 19 | 11 | 5 | 0.31 | 30 | 26 | 10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-102*

RPA
www.rpacan.com

| Mineralization Domain | Nugget | Datamine Rotation V-ANGLE | | | Rotation System V-AXIS | | | Search Ellipse Structure 1 | | | | Search Ellipse Structure 2 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | Sill | Major | Minor | Vertical | Sill | Major | Minor | Vertical |
| vl_35 | 0.2 | 24.494 | 67.731 | -62.727 | 3 | 2 | 1 | 0.46 | 20 | 15 | 5 | 0.34 | 30 | 20 | 10 |
| vm_36 | 0.37 | 32.858 | 47.726 | -67.371 | 3 | 2 | 1 | 0.37 | 58 | 27 | 5 | 0.26 | 68 | 50 | 10 |
| vn_37 | 0.22 | 115 | 75 | 180 | 3 | 2 | 1 | 0.33 | 23 | 6 | 5 | 0.45 | 40 | 17 | 10 |
| vo_38 | 0.24 | 40 | 75 | -90 | 3 | 2 | 1 | 0.53 | 12 | 22 | 5 | 0.22 | 32 | 27 | 10 |
| vp_38 | 0.24 | 40 | 75 | -90 | 3 | 2 | 1 | 0.53 | 12 | 22 | 5 | 0.22 | 32 | 27 | 10 |
| vq_40 | 0.14 | -116.416 | 59.624 | 80.075 | 3 | 2 | 1 | 0.71 | 18 | 8 | 5 | 0.14 | 24 | 15 | 10 |

## BLOCK MODEL AND GRADE ESTIMATION

The block model was built and grade estimates were performed using Datamine Studio RM (version 14.1.156-3) software. The San Gerardo block model was sub-celled at mineralization wireframes boundaries with parent cells measuring 4 m by 4 m by 6 m high and a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m. The block model parameters are given in Table 14-46. The block size was selected according to the geometry of the mineralization and in relation to the bench size.

**TABLE 14-46 SAN GERARDO BLOCK MODEL PARAMETERS**
**Nexa Resources S.A.- Atacocha Mine**

| Parameter | East (m) | North (m) | Elevation (m) |
|---|---|---|---|
| Minimum Coordinate | 366,300 | 8,826,200 | 2,398 |
| Maximum Coordinate | 368,700 | 8,831,156 | 5,854 |
| Block size (m) | 4 | 4 | 6 |

Atacocha defined the direction and the search parameters based on the trend analysis performed in the variography study and the orientation and geometry of the mineralized wireframes.

The grade interpolation strategy incorporated three estimation runs using OK and ID$^3$ estimation methods for Zn, Pb, Cu, Ag, and Au composites. The estimation parameters are given in Tables 14-47 to 14-51.

A comparison of ID$^3$ and OK against NN results was performed to determine the most effective parameters for the estimation. NN interpolation was used only for validation purpose.

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 14-103

RPA
www.rpacan.com

## TABLE 14-47 ZINC ESTIMATION PARAMETERS – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_20 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 5 |
| 10e_20 | OK | 3 | 2 | 1 | 18 | 12 | 8 | 1 | 8 | 12 | 2 | 6 | 8 | 20 | 2 | 6 |
| asn_22 | OK | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 6 | 7 | 2 | 4 | 5 | 30 | 1 | 3 |
| ass_23 | OK | 3 | 2 | 1 | 45 | 24 | 12 | 1 | 7 | 12 | 1.8 | 5 | 6 | 30 | 1 | 5 |
| chec_24 | OK | 3 | 2 | 1 | 32 | 18 | 8 | 1 | 7 | 12 | 1.7 | 5 | 7 | 10 | 1 | 4 |
| chee_25 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 12 | 1.7 | 6 | 9 | 10 | 1 | 5 |
| chen_26 | OK | 3 | 2 | 1 | 32 | 16 | 10 | 1 | 7 | 12 | 1.5 | 5 | 6 | 10 | 1 | 4 |
| chew_27 | $ID^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 8 | 14 | 1.5 | 6 | 7 | 10 | 1 | 5 |
| cpo1_1 | OK | 3 | 2 | 1 | 32 | 12 | 10 | 1 | 7 | 13 | 2 | 5 | 7 | 10 | 1 | 5 |
| cpo2_4 | OK | 3 | 2 | 1 | 28 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 3 |
| cpo3_3 | $ID^3$ | 3 | 2 | 1 | 21 | 12 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo4_4 | OK | 3 | 2 | 1 | 36 | 16 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 4 |
| cpo5_5 | $ID^3$ | 3 | 2 | 1 | 28 | 14 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo6_6 | OK | 3 | 2 | 1 | 26 | 10 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo7_7 | OK | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo8_8 | $ID^3$ | 3 | 2 | 1 | 20 | 10 | 6 | 1 | 7 | 9 | 2 | 5 | 8 | 10 | 1 | 3 |
| cpo9_9 | $ID^3$ | 3 | 2 | 1 | 26 | 10 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |
| cpo10_10 | OK | 3 | 2 | 1 | 30 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo11_11 | OK | 3 | 2 | 1 | 28 | 22 | 10 | 1 | 6 | 10 | 2 | 5 | 8 | 10 | 1 | 4 |
| cpo12_12 | OK | 3 | 2 | 1 | 30 | 20 | 12 | 1 | 7 | 12 | 2 | 5 | 8 | 30 | 1 | 4 |
| cpo13_3 | $ID^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 9 | 15 | 2 | 6 | 9 | 10 | 1 | 3 |
| cpo14_14 | $ID^3$ | 3 | 2 | 1 | 30 | 22 | 10 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| cpo15_15 | $ID^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 8 | 12 | 2 | 6 | 9 | 10 | 1 | 5 |
| cpo16_16 | OK | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 8 | 12 | 1.7 | 6 | 8 | 10 | 1 | 5 |
| cpo17_17 | $ID^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 8 | 10 | 2.2 | 6 | 8 | 10 | 1 | 5 |
| cpo18_18 | OK | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo19_19 | OK | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |
| liz_28 | OK | 3 | 2 | 1 | 23 | 15 | 8 | 1 | 6 | 12 | 2 | 6 | 9 | 10 | 1 | 3 |
| lizs_29 | $ID^3$ | 3 | 2 | 1 | 26 | 10 | 7 | 1 | 6 | 8 | 2 | 6 | 9 | 30 | 1 | 4 |
| n1_30 | $ID^3$ | 3 | 2 | 1 | 30 | 16 | 10 | 1 | 6 | 10 | 2 | 6 | 7 | 10 | 1 | 3 |
| n5_31 | $ID^3$ | 3 | 2 | 1 | 25 | 15 | 9 | 1 | 7 | 9 | 2 | 5 | 8 | 10 | 1 | 4 |
| n10_32 | $ID^3$ | 3 | 2 | 1 | 20 | 12 | 6 | 1 | 7 | 10 | 2 | 5 | 7 | 15 | 1 | 3 |
| vj_33 | $ID^3$ | 3 | 2 | 1 | 26 | 18 | 13 | 1 | 7 | 9 | 1.8 | 5 | 8 | 30 | 1 | 3 |
| vk_34 | OK | 3 | 2 | 1 | 28 | 16 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 6 |
| vl_35 | $ID^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vm_36 | OK | 3 | 2 | 1 | 25 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vn_37 | $ID^3$ | 3 | 2 | 1 | 20 | 12 | 10 | 1 | 7 | 12 | 1.7 | 5 | 6 | 8 | 1 | 3 |
| vo_38 | $ID^3$ | 3 | 2 | 1 | 18 | 12 | 10 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vp_38 | $ID^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 5 | 8 | 1.9 | 4 | 6 | 10 | 1 | 3 |
| vq_40 | $ID^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 7 | 12 | 2 | 3 | 5 | 7 | 1 | 3 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-104*

RPA
www.rpacan.com

## TABLE 14-48 LEAD ESTIMATION PARAMETERS – OPEN PIT
Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_20 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 5 |
| 10e_20 | OK | 3 | 2 | 1 | 18 | 12 | 8 | 1 | 8 | 12 | 2 | 6 | 8 | 20 | 2 | 6 |
| asn_22 | OK | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 6 | 7 | 2 | 4 | 5 | 30 | 1 | 3 |
| ass_23 | OK | 3 | 2 | 1 | 45 | 24 | 12 | 1 | 7 | 12 | 1.8 | 5 | 6 | 30 | 1 | 5 |
| chec_24 | OK | 3 | 2 | 1 | 32 | 16 | 8 | 1 | 7 | 12 | 1.7 | 5 | 7 | 10 | 1 | 5 |
| chee_25 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 12 | 1.7 | 6 | 9 | 10 | 1 | 5 |
| chen_26 | OK | 3 | 2 | 1 | 32 | 16 | 10 | 1 | 7 | 12 | 1.5 | 5 | 6 | 10 | 1 | 4 |
| chew_27 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 8 | 14 | 1.5 | 6 | 7 | 10 | 1 | 5 |
| cpo1_1 | OK | 3 | 2 | 1 | 32 | 12 | 10 | 1 | 6 | 13 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo2_4 | OK | 3 | 2 | 1 | 28 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 3 |
| cpo3_3 | ID$^3$ | 3 | 2 | 1 | 22 | 12 | 6 | 1 | 7 | 12 | 1.5 | 5 | 7 | 10 | 1 | 4 |
| cpo4_4 | OK | 3 | 2 | 1 | 36 | 16 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo5_5 | ID$^3$ | 3 | 2 | 1 | 26 | 14 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo6_6 | ID$^3$ | 3 | 2 | 1 | 26 | 10 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo7_7 | OK | 3 | 2 | 1 | 24 | 15 | 8 | 1 | 7 | 14 | 1.5 | 5 | 7 | 10 | 1 | 3 |
| cpo8_8 | OK | 3 | 2 | 1 | 20 | 10 | 6 | 1 | 7 | 9 | 2 | 4 | 6 | 10 | 1 | 3 |
| cpo9_9 | ID$^3$ | 3 | 2 | 1 | 24 | 10 | 8 | 1 | 8 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |
| cpo10_10 | ID$^3$ | 3 | 2 | 1 | 30 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo11_11 | ID$^3$ | 3 | 2 | 1 | 28 | 22 | 10 | 1 | 7 | 15 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo12_12 | ID$^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 12 | 2 | 6 | 9 | 10 | 1 | 5 |
| cpo13_3 | ID$^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 8 | 12 | 2 | 5 | 8 | 10 | 1 | 3 |
| cpo14_14 | ID$^3$ | 3 | 2 | 1 | 30 | 25 | 15 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo15_15 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 8 | 12 | 2 | 6 | 9 | 10 | 1 | 5 |
| cpo16_16 | OK | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 8 | 12 | 1.7 | 6 | 8 | 10 | 1 | 5 |
| cpo17_17 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 8 | 10 | 2.2 | 6 | 8 | 10 | 1 | 5 |
| cpo18_18 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 3 |
| cpo19_19 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |
| liz_28 | OK | 3 | 2 | 1 | 28 | 15 | 8 | 1 | 6 | 12 | 2 | 5 | 8 | 10 | 1 | 3 |
| lizs_29 | OK | 3 | 2 | 1 | 24 | 10 | 7 | 1 | 8 | 12 | 2 | 6 | 9 | 30 | 1 | 4 |
| n1_30 | OK | 3 | 2 | 1 | 26 | 16 | 10 | 1 | 9 | 12 | 2 | 6 | 8 | 10 | 1 | 3 |
| n5_31 | OK | 3 | 2 | 1 | 25 | 15 | 10 | 1 | 5 | 9 | 2.3 | 5 | 8 | 10 | 1 | 5 |
| n10_32 | ID$^3$ | 3 | 2 | 1 | 20 | 12 | 6 | 1 | 7 | 10 | 2 | 5 | 7 | 15 | 2 | 3 |
| vj_33 | ID$^3$ | 3 | 2 | 1 | 28 | 14 | 6 | 1 | 7 | 9 | 1.8 | 5 | 8 | 30 | 1 | 3 |
| vk_34 | ID$^3$ | 3 | 2 | 1 | 28 | 16 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 4 |
| vl_35 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vm_36 | ID$^3$ | 3 | 2 | 1 | 25 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vn_37 | ID$^3$ | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 7 | 12 | 1.7 | 5 | 6 | 8 | 1 | 3 |
| vo_38 | ID$^3$ | 3 | 2 | 1 | 16 | 12 | 10 | 1 | 6 | 12 | 2 | 4 | 6 | 10 | 1 | 4 |
| vp_38 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 5 | 12 | 1.9 | 4 | 6 | 10 | 1 | 5 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-105*

www.rpacan.com Rotation System S-AXIS 123 Search Ellipse S-DIST 123 # Comp # Comp # Comp Mineralization Domain Pass 1 SVOLFAC Pass 2 SVOLFAC Pass 3 SVOLFAC Method Min Max Min Max Min Max ID3 vq_40 321 16 108 1 7 12 2 3 5 7 1 3 TABLE 14-49COPPER ESTIMATION PARAMETERS – OPEN PIT Nexa Resources S.A.-Atacocha Mine Rotation System S-AXIS Search Ellipse S-DIST 2 # Comp # Comp # Comp Mineralization Domain Pass 1 SVOLFAC Pass 2 SVOLFAC Pass 3 SVOLFAC Method Min Max Min Max Min Max 1 2 3 1 3 10_20 10e_20 asn_22 ass_23 chec_24 chee_25 chen_26 chew_27 cpo1_1 cpo2_4 cpo3_3 cpo4_4 cpo5_5 cpo6_6 cpo7_7 cpo8_8 cpo9_9 cpo10_10 cpo11_11 cpo12_12 cpo13_3 cpo14_14 cpo15_15 cpo16_16 cpo17_17 cpo18_18 cpo19_19 liz_28 lizs_29 n1_30 n5_31 n10_32 vj_33 OK OK OK OK OK OK ID3 ID3 OK OK ID3 OK ID3 ID3 OK OK ID3 ID3 OK ID3 ID3 ID3 ID3 OK ID3 OK ID3 ID3 ID3 ID3 ID3 ID3 ID3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 24 18 20 45 32 24 32 24 30 28 22 36 26 26 20 20 22 20 28 30 35 30 25 20 16 24 24 28 25 24 28 20 26 12 12 10 24 18 12 16 12 20 10 10 16 12 10 10 10 10 14 22 25 25 20 12 12 10 12 12 15 10 15 23 12 14 10 8 8 12 8 10 10 10 10 10 6 10 10 8 8 8 8 10 10 10 15 10 10 10 8 8 8 8 6 10 10 6 6 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 9 8 6 7 7 9 7 8 7 7 7 7 7 7 7 7 7 7 6 7 7 7 8 8 8 8 7 6 6 7 5 7 7 14 12 7 12 12 12 12 14 13 12 12 12 12 12 12 12 12 12 10 12 15 12 12 12 10 12 12 12 9 10 9 10 9 2 2 2 1.8 1.7 1.7 1.5 1.5 2 2 2 2 2 2 2 2 2 2.2 2 2 2 2 2 1.7 2.2 2 2 2 2 2 2 2 1.8 6 6 4 5 5 6 5 6 5 5 5 5 5 6 5 5 5 5 4 5 5 5 6 6 6 5 6 5 6 6 5 5 5 9 8 5 6 7 9 6 7 7 6 7 6 6 7 7 8 9 7 6 8 7 7 9 8 8 7 7 8 9 8 8 7 8 10 20 30 30 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 10 30 10 10 15 30 1 2 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 2 1 5 6 3 5 4 5 4 5 3 3 5 4 5 3 4 3 5 3 4 4 3 5 5 5 5 4 5 3 3 5 5 3 3 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-106

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS 1 | 2 | 3 | Search Ellipse S-DIST 1 | 2 | 3 | Pass 1 SVOLFAC | # Comp Min | Max | Pass 2 SVOLFAC | # Comp Min | Max | Pass 3 SVOLFAC | # Comp Min | Max |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| vk_34 | ID$^3$ | 3 | 2 | 1 | 28 | 16 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 4 |
| vl_35 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vm_36 | OK | 3 | 2 | 1 | 28 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vn_37 | ID$^3$ | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 7 | 12 | 1.7 | 5 | 6 | 8 | 1 | 3 |
| vo_38 | OK | 3 | 2 | 1 | 21 | 15 | 10 | 1 | 6 | 12 | 2 | 4 | 6 | 10 | 1 | 4 |
| vp_38 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 5 | 8 | 1.9 | 4 | 6 | 10 | 1 | 3 |
| vq_40 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 7 | 12 | 2 | 3 | 5 | 7 | 1 | 3 |

## TABLE 14-50 SILVER ESTIMATION PARAMETERS – OPEN PIT
### Nexa Resources S.A.- Atacocha Mine

| Mineralization Domain | Method | Rotation System S-AXIS 1 | 2 | 3 | Search Ellipse S-DIST 1 | 2 | 3 | Pass 1 SVOLFAC | # Comp Min | Max | Pass 2 SVOLFAC | # Comp Min | Max | Pass 3 SVOLFAC | # Comp Min | Max |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 10_20 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 14 | 2 | 6 | 9 | 10 | 1 | 6 |
| 10e_20 | OK | 3 | 2 | 1 | 18 | 12 | 8 | 1 | 8 | 12 | 2 | 6 | 8 | 20 | 2 | 6 |
| asn_22 | OK | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 6 | 7 | 2 | 4 | 5 | 30 | 1 | 3 |
| ass_23 | OK | 3 | 2 | 1 | 45 | 24 | 12 | 1 | 7 | 12 | 1.8 | 5 | 6 | 30 | 1 | 5 |
| chec_24 | ID$^3$ | 3 | 2 | 1 | 32 | 18 | 8 | 1 | 7 | 12 | 1.7 | 5 | 7 | 10 | 1 | 4 |
| chee_25 | OK | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 12 | 1.7 | 6 | 9 | 10 | 1 | 5 |
| chen_26 | OK | 3 | 2 | 1 | 32 | 16 | 10 | 1 | 7 | 12 | 1.5 | 5 | 6 | 10 | 1 | 4 |
| chew_27 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 8 | 14 | 1.5 | 6 | 7 | 10 | 1 | 5 |
| cpo1_1 | OK | 3 | 2 | 1 | 30 | 12 | 10 | 1 | 7 | 13 | 2 | 5 | 7 | 10 | 1 | 5 |
| cpo2_4 | OK | 3 | 2 | 1 | 28 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 3 |
| cpo3_3 | ID$^3$ | 3 | 2 | 1 | 21 | 12 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo4_4 | OK | 3 | 2 | 1 | 36 | 16 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo5_5 | ID$^3$ | 3 | 2 | 1 | 28 | 14 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo6_6 | ID$^3$ | 3 | 2 | 1 | 26 | 10 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 3 |
| cpo7_7 | ID$^3$ | 3 | 2 | 1 | 20 | 10 | 10 | 1 | 8 | 12 | 2.2 | 5 | 7 | 10 | 1 | 3 |
| cpo8_8 | OK | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 7 | 12 | 2 | 5 | 8 | 10 | 1 | 3 |
| cpo9_9 | OK | 3 | 2 | 1 | 26 | 10 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |
| cpo10_10 | ID$^3$ | 3 | 2 | 1 | 30 | 15 | 10 | 1 | 7 | 12 | 2.2 | 5 | 7 | 10 | 1 | 3 |
| cpo11_11 | OK | 3 | 2 | 1 | 28 | 22 | 10 | 1 | 9 | 12 | 2 | 4 | 6 | 10 | 1 | 4 |
| cpo12_12 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 10 | 1 | 7 | 15 | 2 | 5 | 9 | 10 | 1 | 3 |
| cpo13_3 | ID$^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 9 | 15 | 2 | 5 | 8 | 10 | 1 | 3 |
| cpo14_14 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo15_15 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 8 | 12 | 2 | 6 | 9 | 10 | 1 | 5 |
| cpo16_16 | OK | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 8 | 12 | 1.7 | 6 | 8 | 10 | 1 | 5 |
| cpo17_17 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 8 | 10 | 2.2 | 6 | 8 | 10 | 1 | 5 |
| cpo18_18 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 3 |
| cpo19_19 | OK | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 7 | 12 | 2 | 6 | 7 | 10 | 1 | 5 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-107*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| liz_28 | ID$^3$ | 3 | 2 | 1 | 26 | 15 | 8 | 1 | 6 | 12 | 2 | 5 | 8 | 10 | 1 | 3 |
| lizs_29 | OK | 3 | 2 | 1 | 24 | 10 | 7 | 1 | 8 | 12 | 2 | 6 | 9 | 30 | 1 | 3 |
| n1_30 | OK | 3 | 2 | 1 | 28 | 16 | 10 | 1 | 8 | 12 | 2 | 6 | 8 | 10 | 1 | 5 |
| n5_31 | ID$^3$ | 3 | 2 | 1 | 25 | 18 | 9 | 1 | 5 | 9 | 2.3 | 5 | 8 | 10 | 1 | 5 |
| n10_32 | ID$^3$ | 3 | 2 | 1 | 20 | 12 | 6 | 1 | 7 | 10 | 2 | 5 | 7 | 15 | 1 | 3 |
| vj_33 | ID$^3$ | 3 | 2 | 1 | 28 | 14 | 6 | 1 | 7 | 9 | 1.8 | 5 | 8 | 30 | 1 | 3 |
| vk_34 | OK | 3 | 2 | 1 | 28 | 16 | 10 | 1 | 9 | 18 | 2 | 6 | 9 | 10 | 1 | 6 |
| vl_35 | OK | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vm_36 | OK | 3 | 2 | 1 | 28 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vn_37 | ID$^3$ | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 7 | 12 | 1.7 | 5 | 6 | 8 | 1 | 3 |
| vo_38 | ID$^3$ | 3 | 2 | 1 | 18 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vp_38 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 5 | 8 | 1.9 | 4 | 6 | 10 | 1 | 3 |
| vq_40 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 7 | 12 | 2 | 3 | 5 | 7 | 1 | 3 |

## TABLE 14-51 GOLD ESTIMATION PARAMETERS – OPEN PIT
**Nexa Resources S.A.- Atacocha Mine**

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| 10_20 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 8 | 14 | 2 | 6 | 9 | 10 | 1 | 4 |
| 10e_20 | OK | 3 | 2 | 1 | 18 | 12 | 8 | 1 | 8 | 12 | 2 | 6 | 8 | 20 | 2 | 6 |
| asn_22 | ID$^3$ | 3 | 2 | 1 | 20 | 10 | 8 | 1 | 6 | 7 | 2 | 4 | 5 | 30 | 1 | 3 |
| ass_23 | OK | 3 | 2 | 1 | 45 | 24 | 12 | 1 | 7 | 12 | 1.8 | 5 | 6 | 30 | 1 | 5 |
| chec_24 | ID$^3$ | 3 | 2 | 1 | 32 | 18 | 8 | 1 | 7 | 12 | 1.7 | 5 | 7 | 10 | 1 | 4 |
| chee_25 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 9 | 12 | 1.7 | 6 | 9 | 10 | 1 | 5 |
| chen_26 | OK | 3 | 2 | 1 | 32 | 16 | 10 | 1 | 7 | 12 | 1.5 | 5 | 6 | 10 | 1 | 4 |
| chew_27 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 10 | 1 | 8 | 14 | 1.5 | 6 | 7 | 10 | 1 | 5 |
| cpo1_1 | ID$^3$ | 3 | 2 | 1 | 28 | 20 | 10 | 1 | 7 | 13 | 2 | 5 | 7 | 10 | 1 | 6 |
| cpo2_4 | ID$^3$ | 3 | 2 | 1 | 30 | 12 | 10 | 1 | 12 | 15 | 2 | 7 | 9 | 10 | 1 | 5 |
| cpo3_3 | ID$^3$ | 3 | 2 | 1 | 21 | 12 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo4_4 | ID$^3$ | 3 | 2 | 1 | 30 | 16 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo5_5 | ID$^3$ | 3 | 2 | 1 | 28 | 14 | 10 | 1 | 7 | 12 | 2 | 5 | 6 | 10 | 1 | 5 |
| cpo6_6 | ID$^3$ | 3 | 2 | 1 | 20 | 8 | 6 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo7_7 | OK | 3 | 2 | 1 | 24 | 15 | 10 | 1 | 8 | 12 | 2.2 | 5 | 7 | 10 | 1 | 3 |
| cpo8_8 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 15 | 1 | 4 | 5 | 2 | 3 | 4 | 20 | 1 | 2 |
| cpo9_9 | OK | 3 | 2 | 1 | 24 | 10 | 8 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |
| cpo10_10 | ID$^3$ | 3 | 2 | 1 | 30 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo11_11 | ID$^3$ | 3 | 2 | 1 | 35 | 18 | 10 | 1 | 7 | 12 | 2.3 | 5 | 7 | 10 | 1 | 4 |
| cpo12_12 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 15 | 1 | 9 | 18 | 2 | 6 | 9 | 10 | 1 | 6 |
| cpo13_3 | ID$^3$ | 3 | 2 | 1 | 35 | 20 | 15 | 1 | 9 | 18 | 2 | 6 | 9 | 10 | 1 | 3 |
| cpo14_14 | ID$^3$ | 3 | 2 | 1 | 30 | 20 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 4 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-108*

RPA
www.rpacan.com

| Mineralization Domain | Method | Rotation System S-AXIS | | | Search Ellipse S-DIST | | | Pass 1 SVOLFAC | # Comp | | Pass 2 SVOLFAC | # Comp | | Pass 3 SVOLFAC | # Comp | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 1 | 2 | 3 | | Min | Max | | Min | Max | | Min | Max |
| cpo15_15 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 8 | 12 | 2 | 6 | 9 | 10 | 1 | 5 |
| cpo16_16 | ID$^3$ | 3 | 2 | 1 | 22 | 12 | 10 | 1 | 8 | 12 | 1.7 | 6 | 8 | 10 | 1 | 5 |
| cpo17_17 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 8 | 10 | 2.2 | 6 | 8 | 10 | 1 | 5 |
| cpo18_18 | ID$^3$ | 3 | 2 | 1 | 24 | 12 | 8 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 3 |
| cpo19_19 | ID$^3$ | 3 | 2 | 1 | 36 | 14 | 10 | 1 | 7 | 10 | 1.5 | 5 | 6 | 10 | 1 | 4 |
| liz_28 | OK | 3 | 2 | 1 | 23 | 15 | 8 | 1 | 6 | 12 | 2 | 6 | 9 | 10 | 1 | 3 |
| lizs_29 | OK | 3 | 2 | 1 | 24 | 14 | 8 | 1 | 8 | 12 | 2 | 6 | 9 | 30 | 1 | 4 |
| n1_30 | OK | 3 | 2 | 1 | 26 | 16 | 10 | 1 | 9 | 12 | 2 | 6 | 8 | 10 | 1 | 5 |
| n5_31 | ID$^3$ | 3 | 2 | 1 | 25 | 15 | 9 | 1 | 7 | 9 | 2 | 5 | 8 | 10 | 1 | 5 |
| n10_32 | ID$^3$ | 3 | 2 | 1 | 20 | 12 | 6 | 1 | 7 | 10 | 2 | 5 | 7 | 15 | 2 | 3 |
| vj_33 | ID$^3$ | 3 | 2 | 1 | 28 | 14 | 6 | 1 | 7 | 9 | 1.8 | 5 | 8 | 30 | 1 | 3 |
| vk_34 | ID$^3$ | 3 | 2 | 1 | 32 | 16 | 10 | 1 | 9 | 16 | 2 | 6 | 8 | 10 | 1 | 4 |
| vl_35 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vm_36 | ID$^3$ | 3 | 2 | 1 | 25 | 15 | 10 | 1 | 7 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vn_37 | ID$^3$ | 3 | 2 | 1 | 20 | 12 | 10 | 1 | 7 | 12 | 1.7 | 5 | 6 | 8 | 1 | 3 |
| vo_38 | ID$^3$ | 3 | 2 | 1 | 21 | 12 | 10 | 1 | 8 | 12 | 2 | 5 | 7 | 10 | 1 | 5 |
| vp_38 | ID$^3$ | 3 | 2 | 1 | 25 | 12 | 10 | 1 | 5 | 8 | 1.9 | 4 | 6 | 10 | 1 | 3 |
| vq_40 | ID$^3$ | 3 | 2 | 1 | 16 | 10 | 8 | 1 | 7 | 12 | 2 | 3 | 5 | 7 | 1 | 3 |

The 0.5 m by 0.5 m by 0.5 m were re-blocked into the final resource model, which has 4 m by 4 m by 6 m blocks. The re-blocked grades were assigned based on tonnage weighting the original block grades and the geology and other codes were assigned based on majority rules.

## MODEL VALIDATION AND SENSITIVITY

Atacocha has validated the resource block model using four separate industry standard validation procedures. Some examples of the validation results are included below.

- Visual inspection of composite grades against the block grades on sections and plans.
- Global statistical comparison of the OK and the ID$^3$ grades versus the NN grades
- Swath plot comparisons of the estimation methods to investigate local bias.
- Impact of outlier capping analysis.

### *VISUAL VALIDATION*

A visual comparison on vertical sections, 20 m apart, found good overall correlations between the blocks and composite grades. Figures 14-30 to 14-33 illustrate the visual correlation between the blocks and composites grades in the OB_10 Domain for Zn, Pb, Ag, and Au, respectively. With the assigned interpolation radius, there is greater correlation in the blocks

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-109*

www.rpacan.com closest to the composites as opposed to the blocks located farther away, which show a suitable degree of smoothing. Atacocha and RPA visually compared the composite and block grades on plans and sections and found that they correlate well spatially. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-110

www.rpacan.com 14-111 Section Looking North Figure 14-30 0255075100125 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Zinc Blocks and Composites - OB_10 Domain Legend: Zn % Blocks Zn % Composites

www.rpacan.com 14-112 Section Looking North 0255075100125 Metres March 2019Source: Atacocha, 2019. Figure 14-31 Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Lead Blocks and Composites - OB_10 Domain Legend: Pb % Blocks Pb % Composites

www.rpacan.com 14-113 Section Looking North Figure 14-32 0255075100125 Metres Section Showing Silver Blocks and March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Composites - OB_10 Domain Legend: Ag (g/t) Blocks Ag (g/t) Composites

www.rpacan.com 14-114 Section LLooookkininggNNoorrthth Figure 14-33 0255075100125 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Section Showing Gold Blocks and Composites - OB_10 Domain Legend: Au (g/t) Blocks Au (g/t) Composites

RPA
www.rpacan.com

***GLOBAL STATISTICAL COMPARISON***

The means of OK or ID³ were compared with NN estimations for each mineralization domain. These comparisons produced percentage errors between the estimates which were within ±5% in most of the domains. Overall, the comparisons show that the methods used to estimate grades were appropriate. Tables 14-52 to 14-56 show an example of this comparison for the 10_20 domain.

### TABLE 14-52 COMPARISON OF ID³, OK, AND NN ZINC GRADES - DOMAIN 10_20
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | # of Blocks | NN | | ID³ or OK | | Relative Difference in Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 10_20 | OK | 1 | 14,910 | 1.23 | 1.27 | 1.28 | 0.76 | -3.89% |
| | | 2 | 123,900 | 0.75 | 1.46 | 0.74 | 0.91 | 0.81% |
| | | 3 | 75,256 | 0.56 | 1.56 | 0.59 | 0.94 | -3.67% |
| | | 4 | 214,066 | 0.78 | 1.48 | 0.79 | 0.94 | -1.16% |

### TABLE 14-53 COMPARISON OF ID³, OK, AND NN LEAD GRADES - DOMAIN 10_20
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | # of Blocks | NN | | ID³ or OK | | Relative Difference in Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 10_20 | OK | 1 | 14,910 | 1.15 | 1.12 | 1.17 | 0.64 | -2.22% |
| | | 2 | 123,900 | 0.73 | 1.55 | 0.73 | 1.04 | -0.24% |
| | | 3 | 75,256 | 0.48 | 2.02 | 0.49 | 1.39 | -2.88% |
| | | 4 | 214,066 | 0.73 | 1.55 | 0.74 | 1.04 | -1.14% |

### TABLE 14-54 COMPARISON OF ID³, OK, AND NN COPPER GRADES - DOMAIN 10_20
**Nexa Resources S.A.- Atacocha Mine**

| Domain | Method | Class | # of Blocks | NN | | ID³ or OK | | Relative Difference in Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (%) | CV | Mean (%) | CV | |
| 10_20 | OK | 1 | 14,910 | 0.05 | 1.15 | 0.05 | 0.63 | -5.70% |
| | | 2 | 123,900 | 0.03 | 1.64 | 0.03 | 0.91 | 5.78% |
| | | 3 | 75,256 | 0.03 | 1.25 | 0.03 | 0.93 | 3.39% |
| | | 4 | 214,066 | 0.03 | 1.47 | 0.03 | 0.88 | 5.36% |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-115*

RPA
www.rpacan.com

## TABLE 14-55 COMPARISON OF ID$^3$, OK, AND NN SILVER GRADES - DOMAIN 10_20
### Nexa Resources S.A.- Atacocha Mine

| Domain | Method | Class | # of Blocks | NN | | ID$^3$ or OK | | Relative Difference in Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (g/t) | CV | Mean (g/t) | CV | |
| 10_20 | OK | 1 | 14910 | 41.09 | 0.97 | 42.25 | 0.58 | -2.78% |
| | | 2 | 123900 | 24.00 | 1.34 | 22.99 | 0.86 | 4.28% |
| | | 3 | 75256 | 15.16 | 1.65 | 15.07 | 1.04 | 0.66% |
| | | 4 | 214066 | 24.52 | 1.34 | 24.07 | 0.89 | 1.85% |

## TABLE 14-56 COMPARISON OF ID$^3$, OK, AND NN GOLD GRADES - DOMAIN 10_20
### Nexa Resources S.A.- Atacocha Mine

| Domain | Method | Class | # of Blocks | NN | | ID$^3$ or OK | | Relative Difference in Means (%) |
|---|---|---|---|---|---|---|---|---|
| | | | | Mean (g/t) | CV | Mean (g/t) | CV | |
| 10_20 | ID$^3$ | 1 | 5161 | 0.65 | 1.52 | 0.65 | 1.11 | 0.49% |
| | | 2 | 130282 | 0.26 | 1.98 | 0.26 | 1.54 | 1.52% |
| | | 3 | 78623 | 0.25 | 1.58 | 0.24 | 1.33 | 5.33% |
| | | 4 | 214066 | 0.27 | 1.90 | 0.27 | 1.50 | 2.34% |

In RPA's opinion, the statistical tables that compare the declustered composite mean (NN) and block gold grades show that the two populations have similar distributions with not much grade smoothing evident.

***LOCAL VALIDATION***

Swath plots were generated to assess for local bias and to compare the differences between the OK and ID$^3$ block grade estimates and the NN block grades for each domain and element. The plots given in Figures 14-34 to 14-38 are based on combined Measured and Indicated blocks, in the east, north and vertical directions. RPA considers that the results show acceptable agreement of composite (NN) and block grades.

On the basis of its review and validation procedures, RPA is of the opinion that the block model is valid and acceptable for supporting the resource and reserve estimates.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 14-116*

www.rpacan.com FIGURE 14-34 OPEN PIT ZINC PROBABILITY AND SWATH PLOTS – COD_08 DOMAIN Source: Nexa Atacocha Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-117

www.rpacan.com FIGURE 14-35 OPEN PIT LEAD PROBABILITY AND SWATH PLOTS – COD_08 DOMAIN Source: Nexa Atacocha Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-118

www.rpacan.com FIGURE 14-36 OPEN PIT COPPER PROBABILITY AND SWATH PLOTS – COD_08 DOMAIN Source: Nexa Atacocha Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-119

www.rpacan.com FIGURE 14-37 OPEN PIT SILVER PROBABILITY AND SWATH PLOTS – COD_08 DOMAIN Source: Nexa Atacocha Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-120

www.rpacan.com FIGURE 14-38 OPEN PIT GOLD PROBABILITY AND SWATH PLOTS – COD_08 DOMAIN Source: Nexa Atacocha MINERAL RESOURCE CLASSIFICATION Definitions for resource categories used in this report are consistent with CIM definitions (2014) incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity, and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.” Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at pre-feasibility or feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories. Blocks were classified as Measured, Indicated, and Inferred based on number of holes and distances determined by variogram ranges. Two classification groups were defined based on Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-121

www.rpacan.com geology and grade continuity. Separate classification interpolation passes were run to flag the resource categories for each group: MINOR CONTINUITY ZONES • Measured Resource: Composites from a minimum of three holes within a 25 m by 25 m by 12 m radii search. • Indicated Resource: Composites from a minimum of three holes within a 41 m by 41 m by 21 m radii search. • Inferred Resource: Composites from a minimum of three holes within an 83 m by 83 m by 41 m radii search. MAJOR CONTINUITY ZONES • Measured Resource: Composites from a minimum of three holes within a 31 m by 31 m by 15 m radii search. • Indicated Resource: Composites from a minimum of three holes within a 50 m by 50 m by 25 m radii search. • Inferred Resource: Composites from a minimum of three holes within a 101 m by 101 m by 50 m radii search. A post-processing, resource clean-up script was applied to the classification model to avoid the "spotted dog" effect and to demonstrate continuity between samples. Figure 14-39 illustrates the final classification for San Gerardo. RPA checked the Atacocha classification results visually and statistically by building a closest distance to block centroids model. Overall, RPA is of the opinion that the resource classification criteria developed by Atacocha are reasonable and acceptable, however, RPA notes that there are not significant differences in the search radii applied to the two classification groups. RPA recommends reviewing the search radii criteria developed for the Minor Continuity Zone group and investigating if the open pit and underground models can be classified using the same criteria in the future. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-122

www.rpacan.com 14-123 Legend: N Figure 14-39 Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Resource Classification at San Gerardo 050100 150 200 250 Metres March 2019Source: Atacocha, 2019.

RPA

www.rpacan.com

## NET SMELTER RETURN AND CUT-OFF VALUE

Net Smelter Return (NSR) calculations are based on historical performance of the concentrator and current smelter contracts. NSR values represent the estimated dollar value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including revenue from payable metals, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges. The calculations do not include the impact of royalties, severance taxes or any streaming agreements.

Input parameters used to develop the NSR calculation have been derived from metallurgical test work on the Atacocha property, and smelter terms and commodity prices provided by Nexa, and are based on consensus, long term forecasts from banks, financial institutions, and other sources. These assumptions are dependent on the processing scenario and will be sensitive to changes in inputs from further metallurgical test work. The key assumptions used are presented in Table 14-57.

Net smelter return is expressed in US$/t and is calculated from mineralization grades to make an adequate comparison with production cost in order to determine whether the mined material is categorized as potentially economic mineralization or waste. The recovery calculations are polynomials and are bounded by maximum and minimum grades.

**TABLE 14-57 NSR DATA**
**Nexa Resources – Atacocha Mine**

| Category | Input |
|---|---|
| Metal Prices | US$3,034/t Zn<br>US$2,530/t Pb<br>US$7,351/t Cu<br>US$21.58/oz Ag<br>US$1,555/oz Au |
| Concentrate Grade | Zn Conc: 50.14%<br>Pb Conc: 58.96%<br>Cu Conc. 19.57% |

Typical industry smelting and refining charges were applied to the various concentrates. It was assumed that the concentrates would be processed internally and marketed internationally.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 14-124*

RPA
www.rpacan.com

NSR factors have been applied to the block model uniformly, irrespective of mineralization domain. To report Mineral Resources, an NSR cut-off value was estimated. To estimate the NSR cut-off grade value, the following operating costs, provided by Nexa, were used:

- Mining US$/t proc
  - Ore (in-pit): $2.26
  - Ore (ex-pit): $2.22
  - Waste: $2.26
- Process + Tailings US$/t proc $9.82
- G&A US$/t proc $5.93

The ex-pit ore, process, tailings, and G&A costs formed the basis for US$17.97/t open pit mining NSR cut-off values. In RPA's opinion, the operating costs are adequate for this size and type of operation.

## MINERAL RESOURCE REPORTING

The Mineral Resources for the San Gerardo operation as of December 31, 2018 are summarized in Table 14-2 in this section. The Mineral Resources are exclusive of Mineral Reserves and are reported within a preliminary pit shell generated in NPV Scheduler software package from Datamine, at a reporting NSR cut-off value of US$17.97/t. This is in compliance with the CIM (2014) resource definition requirement of "reasonable prospects for eventual economic extraction".

A topographic surface of the San Gerardo Mine area that is current as of December 31, 2018 was used to deplete the block model. For historical underground excavations within the San Gerardo resource and reserve pits, a mined-out code was applied if more than five percent of the excavation wireframes was within a block to preserve mined-out solid continuity. In these mined-out zones, grades have been sterilized and a density value of 1.88 cm g/cm$^3$ has been applied.

In RPA's opinion, the assumptions, parameters, and methodology used for the San Gerardo Mineral Resource estimates are appropriate for the style of mineralization and open pit mining methods.

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019 Page 14-125

www.rpacan.com COMPARISON TO PREVIOUS MINERAL RESOURCE ESTIMATES A comparison of the current Nexa resource estimate, exclusive of Mineral Reserves, to the previous 2017 Mineral Resource estimate is presented in Table 14-58. The reasons for the changes are mostly due to the new geological interpretation approach representing more accurately the geology observed in the pit, and to a lesser extent, slightly lower density values, a lower NSR cut-off value, and the depletion of material through mining. . Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-126

TABLE 14-58 SAN GERARDO COMPARISON OF 2018 VERSUS 2017 MINERAL RESOURCES Nexa Resources S.A.-Atacocha Mine Tonnes oz) oz) www.rpacan.com Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 14-127 31/12/2018 GradeContained Metal Content ClassZinc Lead Copper Silver GoldZincLead Copper Silver Gold (Mt)(%)(%)(%)(g/t)(g/t)(000 t) (000 t) (000 t) (000 (000 oz)oz) 31/12/2017 TonnesGradeContained Metal Content ZincLead Copper Silver GoldZincLeadCopper Silver Gold (Mt)(%)(%)(%)(g/t)(g/t) (000 t) (000 t)(000 t)(000(000 Measured1.471.47 0.880.0530.10.2221.612.90.71,42310 Indicated2.271.13 0.870.0529.30.2325.719.71.12,13817 Total Measured +3.741.26 0.880.0529.60.2347.332.81.93,56428 Indicated Inferred0.801.08 0.930.0331.40.508.67.40.280713 2.171.210.830.0529.50.2726.318.01.12,05719 6.841.200.840.0632.10.1082.157.54.17,05922 9.011.200.840.0631.50.10108.375.55.29,11741 1.641.161.110.0437.40.0719.018.20.71,9704

www.rpacan.com 15 MINERAL RESERVE ESTIMATE SUMMARY Atacocha mining units include the Atacocha underground mine (Atacocha) and the San Gerardo open pit mine (San Gerardo). Production from Atacocha and San Gerardo is combined to feed the Atacocha processing plant with a nominal capacity of 4,500 tpd. For the remaining life of mine (LOM), Atacocha production rates range from 900 tpd to 2,400 tpd and San Gerardo production rates range from 2,100 tpd to 3,600 tpd. The Atacocha underground mine has been in operation since 1938. Mining is planned to a depth of approximately 1,600 m inclusive of the Upper, Middle, Lower, and Deep zones, with most of the mineralization extracted from the Upper and Middle zones. Current operations are centred on the 3300 Level and access to the Deep zone is currently being rehabilitated, with development of the Deep zone to start in the second half of 2019. Mining methods include Cut and Fill (CAF), which has been used for the entire production history, and the newly adopted Sublevel Stoping (SLS). The San Gerardo open pit mine has been in operation since 2016, with the LOM production plan consisting of the currently permitted area of approximately 8.8 ha, which supports mine operations to August 2019, and the 24.2 ha area to be permitted in 2019, which represents production to the end of the LOM. Open pit mining uses conventional surface mining on six metre benches, with ore haulage to an ore pass east of San Gerardo that reports to the 3600 Level of Atacocha, where it is trammed by locomotive and rail car to the Atacocha plant. A new ore pass is planned to be constructed in 2019 as a replacement for the current one. Waste is hauled to the San Gerardo waste dump, which is adjacent to the Atacocha Tailings Storage Facility (TSF) dam. For this report, RPA has reviewed the Mineral Reserve estimates of the Atacocha and San Gerardo mines, as estimated by Nexa as of December 31, 2018. RPA visited the site, met with management and technical teams, and carried out a number of checks to verify the various procedures and numerical calculations used in the Atacocha Mineral Reserve estimate. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 15-1

RPA

www.rpacan.com

The Mineral Reserves, as at December 31, 2018 for Atacocha underground and San Gerardo, are shown in Tables 15-1 and 15-2 respectively.

## TABLE 15-1 ATACOCHA UNDERGROUND MINERAL RESERVES - DECEMBER 31, 2018

### Nexa Resources S.A. – Atacocha Mine

| Category | Tonnage | Grade | | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|
| | (000 t) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) |
| Proven | 1,634 | 3.49 | 2.14 | 0.20 | 94.8 | 57.0 | 35.0 | 3.3 | 4,980 |
| Probable | 2,160 | 4.52 | 1.38 | 0.30 | 69.4 | 97.6 | 29.9 | 6.5 | 4,821 |
| **Total** | **3,794** | **4.08** | **1.71** | **0.26** | **80.3** | **154.6** | **64.9** | **9.7** | **9,801** |

Notes:

1. CIM (2014) definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at NSR cut-offs of US$ 71.13/t processed and US$61.99/t processed for CAF and SLS respectively.
3. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,638.50/t (US$1.20/lb); Pb: US$2,199.60/t (US$1.00/lb); Cu: US$6,391.80 /t (US$2.90/lb); Ag: US$18.76/oz and Au: US$1,352/oz and a PEN/US$ exchange rate of $3.30.
4. A minimum mining width of 4.0 m was used for both CAF and SLS.
5. Bulk density is 3.40 t/m³.
6. Numbers may not add due to rounding.

## TABLE 15-2 SAN GERARDO OPEN PIT MINERAL RESERVES – DECEMBER 31, 2018

### Nexa Resources S.A. – Atacocha Mine

| Category | Tonnage | Grade | | | | | Contained Metal | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (000 t) | Zinc (%) | Lead (%) | Copper (%) | Silver (g/t) | Gold (g/t) | Zinc (000 t) | Lead (000 t) | Copper (000 t) | Silver (000 oz) | Gold (000 oz) |
| Proven | 3,100 | 0.96 | 0.99 | 0.03 | 33.0 | 0.22 | 29.7 | 30.8 | 0.9 | 3,288 | 22.2 |
| Probable | 2,934 | 0.92 | 1.06 | 0.03 | 32.7 | 0.21 | 27.0 | 31.0 | 0.8 | 3,080 | 19.9 |
| **Total** | **6,034** | **0.94** | **1.02** | **0.03** | **32.8** | **0.22** | **56.7** | **61.7** | **1.7** | **6,368** | **42.1** |

Notes:

1. CIM (2014) definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at an NSR cut-off of US$17.97/t processed.
3. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,638.50/t (US$1.20/lb); Pb: US$2,199.60/t (US$1.00/lb); Cu: US$6,391.80 /t (US$2.90/lb); Ag: US$18.76/oz and Au: US$1,352/oz and a PEN/US$ exchange rate of $3.30.
4. Bulk density is 2.75 t/m³.
5. Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*

*Page 15-2*

RPA
www.rpacan.com

# ATACOCHA UNDERGROUND MINE

## MODIFYING FACTORS

Given the considerable history of the CAF mining method applied at Atacocha, modifying factor estimates are primarily based on historical data, while SLS estimates are based on test mining that was completed in 2018. RPA considers the dilution and extraction estimates for CAF and SLS to be reasonable and consistent with the current operating performance and orebody properties.

## DILUTION

The dilution that has been applied is related to the selected mining method. The two main mining methods are CAF and SLS. Sources of external dilution in the CAF mining method include overbreak and mucking of waste backfill that is mixed with the ore. The dilution for each method is summarized in Table 15-3.

**TABLE 15-3 DILUTION**
**Nexa Resources S.A. – Atacocha Mine**

| Mining Method | Stope Width (m) | Percent Dilution (%) |
|---|---|---|
| CAF | 4 | 25 |
| | 4-5 | 17 |
| | 5-6 | 12.6 |
| | >6 | 8.8 |
| SLS | All | 20 |

## EXTRACTION

Extraction is related to the mining method and is applied on a percentage basis. The amount of extraction for each method is shown in Table 15-4.

**TABLE 15-4 EXTRACTION PERCENTAGE**
**Nexa Resources S.A. – Atacocha Mine**

| Item | Extraction (%) |
|---|---|
| Development | 100 |
| CAF | 98 |
| SLS | 85 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 15-3*

RPA
www.rpacan.com

## NET SMELTER RETURN

NSR calculations are based on historical performance of the concentrator and current smelter contracts. NSR values represent the estimated dollar value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including revenue from payable metals, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges. The calculations do not include the impact of royalties, severance taxes, or any streaming agreements.

Input parameters used to develop the NSR calculation have been derived from metallurgical test work on the Atacocha property, and smelter terms and commodity prices provided by Nexa, and are based on consensus, long term forecasts from banks, financial institutions, and other sources. Metal recoveries are calculated based on grade-recovery relationships, which are discussed in Section 13. The key assumptions used are presented in Table 15-5.

NSR is expressed in US$/t and is calculated from mineralization grades to make an adequate comparison with production cost in order to determine whether the mined material is categorized as potentially economic mineralization or waste.

Typical industry smelting and refining charges were applied to the various concentrates. It was assumed that the concentrates would be process internally and marketed internationally.

**TABLE 15-5 NSR DATA**
**Nexa Resources S.A. – Atacocha Mine**

| Category | Input |
|---|---|
| Metal Prices | US$2,639/t Zn<br>US$2,200/t Pb<br>US$6,392/t Cu<br>US$18.76/oz Ag<br>US$1,352/oz Au |
| Concentrate Grade | Zn Conc: 50.14%<br>Pb Conc: 58.96%<br>Cu Conc. 19.57% |

## ATACOCHA UNDERGROUND CUT-OFF VALUE

The break-even NSR cut-off values for the CAF and SLS mining methods are $71.13/tonne processed and $61.99/tonne processed, respectively, and are summarized in Table 15-6.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 15-4*

RPA
www.rpacan.com

The cut-off value used for the Mineral Reserve is based on an NSR value. The NSR formula is:

$$NSR = \frac{Total\ Operating\ Cost + CAP\ Dev\ Costs}{Tonnes\ Processed}$$

**TABLE 15-6 ATACOCHA OPERATING COST DATA**
**Nexa Resources S.A. – Atacocha Mine**

| | Units | Mining Method | |
|---|---|---|---|
| | | CAF | SLS |
| Mining | US$/t proc | $52.50 | $46.36 |
| Process + Tailings | US$/t proc | $9.82 | $9.82 |
| G&A | US$/t proc | $8.82 | $8.82 |
| **Total** | **US$/t proc** | **$71.13** | **$61.99** |

RPA received the Atacocha depleted block model, as-built development and stope shapes, planned development and stope shapes, and production schedule in Deswik format. RPA imported the block model and all wireframes into Deswik and completed the following checks:

- The block model was accurately depleted by as-built development and stope shapes.
- Planned development and stope shapes were consistent with design parameters.
- Development and stope designs were designed using only Measured and Indicated Mineral Resources.
- Application of dilution and extraction factors were consistent, as shown in Table 15-3 and 15-4.
- NSR cut-off values were applied, as shown in Table 15-5 and Table 15-6.
- The production schedule was consistent with historical performance.

# SAN GERARDO

## OPEN PIT OPTIMIZATION

Potential pits were evaluated using the NPV Scheduler software package from Datamine, which employs the Lerchs-Grossmann pit optimization algorithm. A pit shell was selected for design from a set of shells generated using only Measured and Indicated Mineral Resources. The parameters used to derive the selected pit shell are presented in Table 15-7.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 15-5*

RPA
www.rpacan.com

Overall slope angles are based on the updated geotechnical assessment completed in February 2019 by SRK. Operating costs are based on budgeted operating data from 2019. Dilution and extraction parameters are estimated based on orebody geometry, equipment selection, and historical operating performance.

The NSR values were calculated for the San Gerardo resource model blocks, as noted above in Table 15-5.

**TABLE 15-7 SAN GERARDO RESERVE PIT OPTIMIZATION PARAMETERS**
**Nexa Resources S.A. – Atacocha Mine**

| Parameter | Unit | Input |
|---|---|---|
| Overall Slope Angle | degrees | 37/47 |
| Mining Cost (Ore) | US$/t | 4.48 |
| Mining Cost (Waste) | US$/t | 2.26 |
| Process Cost | US$/t | 9.82 |
| General and Administrative Cost | US$/t | 5.93 |
| Mining Extraction | % | 98 |
| Mining Dilution | % | 2 |
| Block Size | M | 4x4x6 |

Calculated block model NSR values were evaluated against the internal break-even value. Blocks classified as Measured or Indicated Mineral Resources with an NSR value above the internal break-even value, are included in the Mineral Reserve.

RPA received the San Gerardo depleted block model, historical underground mining as-built shapes, open pit design, and production schedule in Deswik format. RPA imported the block model and all wireframes into Surpac and confirmed that the block model was accurately depleted by historical underground mining as-built shapes. RPA also evaluated potential pits using the Whittle 4.7X software package, employing the Lerchs-Grossmann pit optimization algorithm, and produced optimization results consistent with those provided by Nexa. The open pit design was reviewed and observed to have design parameters consistent with the optimization parameters, and interrogation of the design yielded Mineral Reserve tonnes and grade consistent with those produced by Nexa.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 15-6*

www.rpacan.com 16 MINING METHODS The Atacocha mine consists of the Atacocha underground mine and the San Gerardo open pit. The Atacocha underground is ramp accessed to a planned depth of 1,600 m, utilizing CAF and SLS mining methods. The mine uses a combination of unconsolidated waste rockfill and hydraulic backfill for CAF and unconsolidated waste rockfill for SLS. The Atacocha underground ore production averages 900 tpd in 2019, increasing over the LOM to an average production rate of 1,700 tpd. San Gerardo average ore and waste production rates for 2019 are 3,600 tpd and 17,800 tpd respectively, with average LOM production rates of 2,800 tpd and 16,900 tpd for ore and waste respectively. ATACOCHA UNDERGROUND MINE MINE DESIGN The Atacocha underground mine is planned to a depth of approximately 1,600 m inclusive of the Upper, Middle, Lower, and Deep zones, with most of the mineralization extracted from the Upper and Middle zones. Current operations are centred around the 3300 Level, and access to the Deep zone is currently being rehabilitated, with development of the Deep zone to start in the second half of 2019. The underground mine design is presented in Figure 16-1. MINING METHOD Atacocha is mined by CAF, which has been used for the entire production history and the newly adopted SLS (Table 16-1). The CAF and SLS mining methods are illustrated in Figures16-2 and 16-3, respectively. CAF stopes consist of five cuts of four metres to generate 20 m sublevels that are accessed by ramps and rising cross-cuts that are approximately 55 m long. Production is by horizontal jumbo breasting, with backfill consisting of unconsolidated waste rock and hydraulic fill. The SLS mining method has demonstrated increased productivities and reduced unit costs as compared to CAF. SLS stopes are located a minimum of 40 m from infrastructure, are 20 m high, 30 m long, and have a minimum mining width of four metres. Production is achieved by vertical blastholes, and backfilled using unconsolidated waste fill. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 16-1

RPA
www.rpacan.com

**TABLE 16-1 ATACOCHA UNDERGROUND STOPE DESIGN PARAMETERS**
**Nexa Resources S.A. – Atacocha Mine**

| Parameter | Unit | Input |
|---|---|---|
| **Cut and Fill** | | |
| Standard Stope Height | m | 20 |
| Cut Height | m | 4 |
| Minimum Mining Width | m | 4 |
| Maximum Mining Width | m | 10 |
| **Sublevel Stoping** | | |
| Standard Stope Height | m | 20 |
| Minimum Mining Width | m | 4 |
| Maximum Mining Width | m | 10 |

In RPA's opinion, the mining methods are appropriate and productivities and performance are reasonable.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-2*

831A,0t0a0Ncocha8,8U3n1,d50e0rNground Mine www.rpacan.com 4,500RL 4,200RL 3,900RL 3,600RL 3,300RL 3,000RL 2,700RL 2,400RL 2,100RL 4,500RL 4,200RL 3,900RL 3,600RL 3,300RL 3,000RL 2,700RL 2,400RL 2,100RL 16-3 8,828,500N8,829,000N8,829,500N8,830,000N8,830,500N8,831,000N8,831,500N Looking West Excl. resources Reserves TSG Figure 16-1 Surface Topo Nexa Resources S.A. As Builts UG Atacocha Mine Province of Pasco, Central Peru 0100200300400500 Metres 8,828,500N8,829,000N8,829,500N8,830,000N8,830,500N8, March 2019Source: Atacocha, 2019.

Province of Pasco, Central Peru www.rpacan.com 16-4 Figure 16-2 020406080100 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Atacocha Typical Cut and Fill Design Schematic

Nexa Resources S.A. Province of Pasco, Central Peru www.rpacan.com 16-5 Figure 16-3 020406080100 Metres March 2019Source: Atacocha, 2019. Atacocha Mine Atacocha Typical Sublevel Stoping Design Schematic

RPA
www.rpacan.com

## GEOMECHANICS, GROUND SUPPORT

The host rock and mineralized zones have been classified as poor to fair quality rock mass with rock mass ratings (RMR) varying from 25 to 60. The host rock primarily consists of mildly altered limestones and breccias, while the mineralized zone is moderately altered and includes skarn, marble, calcareous breccias, heterolithic breccias, and siliceous breccias. Both zones have five main discontinuity systems with spacings ranging from 5 mm to 300 mm. Discontinuities are generally calcite filled or clean and wet. All rock types are considered medium strength, with stresses in the Upper and Middle zones empirically demonstrated to be low to moderate and insitu stress measurements in the Lower zone indicating moderate level stresses.

Ground support consists of split set bolts in temporary excavations and resin rebar in permanent excavations. Welded wire mesh is used in zones of lower quality rockmass and in close proximity to the footwall, while chainlink mesh is used in areas of improved rockmass quality. All shotcrete used contains 5 kg of synthetic fibre per cubic metre, with shotcrete thickness increasing as rockmass quality worsens. Table 16-2 summarizes the Atacocha recommended ground support standards as a function of RMR.

### TABLE 16-2 ATACOCHA UNDERGROUND STOPE DESIGN PARAMETERS
**Nexa Resources S.A. – Atacocha Mine**

| Excavation Type | RMR Range | Bolt Length and Type | Bolt Spacing (m) | Mesh Type | Shotcrete Thickness (mm) |
|---|---|---|---|---|---|
| Temporary Span of 4 m to 8 m | < 30 | 2.1m Split Set | 1.0 x 1.0 | Welded | 100 |
| | 30 - 40 | 2.1m Split Set | 1.0 x 1.0 | Chainlink | 75 |
| | 40 -50 | 2.1m Split Set | 1.5 x 1.5 | Chainlink | 50 |
| | 50 -60 | 2.1m Split Set | 1.2 x 1.2 | Chainlink / Welded | 50 |
| | > 60 | 2.1m Split Set | 1.5 x 1.5 | Chainlink / Welded | 50 |
| Permanent Span of 4 m to 8 m | < 20 | 2.1m Resin Rebar | TO | BE | CONFIRMED |
| | 20 - 30 | 2.1m Resin Rebar | 1.0 x 1.0 | Welded | 100 |
| | 30 - 40 | 2.1m Resin Rebar | 1.0 x 1.0 | Chainlink | 75 |
| | 40 -50 | 2.1m Resin Rebar | 1.5 x 1.5 | Chainlink | 50 |
| | 50 -60 | 2.1m Resin Rebar | 1.2 x 1.2 | Chainlink / Welded | 50 |
| | > 60 | 2.1m Resin Rebar | 1.5 x 1.5 | Chainlink / Welded | 50 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-6*

RPA
www.rpacan.com

## MINE EQUIPMENT

Underground mine development, road maintenance, and haulage are by contractor and underground production and tramming by locomotive are by Nexa. The underground mining equipment used at Atacocha is presented in Table 16-3.

### TABLE 16-3 ATACOCHA UNDERGROUND MINING EQUIPMENT
**Nexa Resources S.A.– Atacocha Mine**

| Typical Manufacturer | Typical Model | Equipment Type | Quantity |
|---|---|---|---|
| BTI | ALB 4.5LP15ARN | Anfo Loader | 3 |
| Sandvik | DD320/DD321 | Drifting Jumbo | 5 |
| BTI | HS18-BX10/SCALEBOSS 3DE | Scaler | 4 |
| Maclean | MEM - SSB/MEM - 946 | Bolter | 6 |
| Caterpillar | CATR1600J9SD00134 | 10.2 t Scoop | 5 |
| Caterpillar | CATR1300CNJB00242 | 6.8 t Scoop | 4 |
| Caterpillar | 950 H | Front End Loader | 1 |
| IMIM/Serminsa | 8 T to 15 T | Locomotives | 6 |
| Volvo | FMX 440 8x4 | 24t Haul Truck | 11 |

## ATACOCHA MINE INFRASTRUCTURE

Mine infrastructure includes mine offices, dry, main shaft and ventilation shaft, mine access ramps 5400 and 990 which connect levels 3900 with 3300, main haulage drift (level 3600), backfill plant, and explosives storage area. The underground infrastructure will continue to grow as the mine is deepened to complete access to the reserves at depth. Underground electrical substations, dewatering sumps, and refuge stations will continue to be added, as required.

## MATERIAL HANDLING

All ore is hauled by contractor to ore bins, where it is loaded to rail cars and delivered to the Atacocha processing plant. Waste material from waste development is consumed as unconsolidated backfill for stopes.

## VENTILATION

The Atacocha Mine primary ventilation system is well established and delivers approximately 380 $m^3/s$ (800,000 cfm) to the underground workings to meet the government regulations for the operating equipment, personnel, and underground installations. The ventilation circuit for the Mine is shown in Figure 16-4. Auxiliary ventilation is provided to work places that do not have flow through ventilation through the use of 30 hp to 100 hp auxiliary fans with 24 in. to

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-7*

www.rpacan.com 30 in. diameter flexible ventilation ducts that deliver 9.4 m3/s to 28.3 m3/s (20,000 cfm to 60,000 cfm). DEWATERING Mine and surface water from San Gerardo drains into the Atacocha underground mine, where it is collected in settling sumps and subsequently reports by gravity to the Don Paco tunnel at the 3,600 m elevation. The Atacocha underground is dewatered through a series of dewatering stations that pump mine water through a series of lifts to the Don Paco tunnel. Surface and underground water are combined and pumped out of the Atacocha underground mine via the Don Paco portal. The mine dewatering system has a design capacity in excess of 120 L/s. The mine dewatering schematic is shown in Figure 16-5. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 16-8

Looking Northwest
Nv.4154
Nv.4050
Nv.4000
Nv. 3950
Nv. 3655
Nv. 3600
Nv.3420
Nv. 3300
Nv. 3000
Nv. 2960
Nv. 2890
AT-VE-60
AT-VE-50
AT-VE-53
AT-VE-70
Legend:
Exhaust Air
Fresh Air
Primary Ventilator
Ventilation Door
Ventilation Barricade
Ventilation Regulator
Portal
AT-I-0
Fresh Air Station
AT-S-0
Exhaust Air Station
AT-VE-0
Primary Ventilation Station
Not to Scale
March 2019
Source: Atacocha, 2019.
RPA
www.rpacan.com

Figure 16-4

**Nexa Resources S.A.**

***Atacocha Mine***

*Province of Pasco, Central Peru*

**Isometric Ventilation Schematic**

16-9

3600 3060 Level Pump 3060 www.rpacan.com 16-10 Looking Northwest 4050 Surface Exit SANTA BARBARA AREA GERARDO AREA 3,600 Level Beneficiation Plant 3480 Level Pump Station Level tion Ramp 613-N ot to Scale Rp 990 Figure 16-5 3,000 Level ATACOCHA AREARp 990W March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Mine Dewatering Schematic SAN Ramp 5400S Mine Portal Level 3900-SB 3780 Yanapampa Level Settling Sump Surface Exit BackFill Line RB43-1.8m Ramp 5353 Rp 7909 Rp 7813 Rp 7864 ALK-8265-2.4m Rp 8235 Ramp 8022S -W 3,300 N Rp. 7973 W 3360 Level Pump Sta Ramp 990 Cro. 323 W Station

RPA
www.rpacan.com

# SAN GERARDO

## MINE DESIGN

A pit design was created based on the NPV Scheduler output shell using Deswik mine planning software and is consistent with the geotechnical design parameters that are summarized in Table 16-4. The final pit outline with topography is presented in Figure 16-6 and a longitudinal section through the final pit outline is presented in Figure 16-7. The San Gerardo pit is excavated on the east slope, with variable pit floor elevations and an ultimate pit bottom at 4,110 MASL. The pit is designed slightly wider than the NPV Scheduler shell to achieve reasonable mining widths to operate equipment.

### TABLE 16-4 SAN GERARDO OPEN PIT DESIGN PARAMETERS
**Nexa Resources S.A. – Atacocha Mine**

| Parameter | Unit | Input |
|---|---|---|
| Overall Slope Angle | ° | 37/47 |
| Bench Face Angle | ° | 60/65 |
| Berm Width | m | 3 |
| Bench Height | m | 6 |
| Benches per Berm | # | 1 |
| Double Ramp Width | m | 12 |
| Single Ramp Width | m | 9 |
| Ramp Slope | % | 10 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-11*

ailings Dam at El Porvenir Legend: TEM SHAFT Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru San Gerardo Final Mine Design Section www.rpacan.com 16-12 N T SHAFT SHAFT SYS Figure 16-6 050100150200250 Metres March 2019Source: Atacocha, 2019.

Province of Pasco, Central Peru www.rpacan.com 16-13 Figure 16-7 050100150200250 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine San Gerardo Final Mine Design Section N Looking North 100 m

www.rpacan.com MINING METHOD At San Gerardo, surface mining is carried out by contractor (PEVOEX), including drilling, blasting, loading, hauling, and support. The mine is designed with a six metre bench height, utilizing 127 mm vertical drill holes on 4.0 m x 4.6 m drill pattern with 0.5 m of sub-drilling. Production drill holes are loaded with packaged emulsion. Loading is with the CAT 336 and 374 excavators that allow for selectivity during the loading process and haulage of ore and waste is by 15 m3 and 20 m3 trucks respectively. Ramps are 12 m wide at a 10% gradient that allow bi-directional haul truck travel. Ore produced by San Gerardo is hauled to Ore Pass #2 to the east of the pit that reports to the 3600 Level of Atacocha, where it is trammed by locomotive and rail car to the Atacocha plant. A new ore pass will be excavated north of the pit in 2019, that will replace Ore Pass #2. Waste is hauled to the San Gerardo waste dump, which is adjacent to the Atacocha TSF dam. Average single direction haul distances for ore and waste are approximately 1.0 km and 4.7 km respectively. GEOTECHNICAL CONSIDERATIONS A pre-feasibility level geotechnical study was completed by SRK in February 2019. The objective was to design inter-ramp slope angles that are stable and in compliance with safety requirements. The analyses utilized data including diamond drill core inspections, mapping of exposed pit walls and the surrounding area, and laboratory testing of rock properties. Geotechnical domains were created and subsequently populated with rock mass quality (Bieniawski, 1989) using Leapfrog Geo. From this data, slope and bench design parameters were determined for each geotechnical domain, which are summarized in Table 16-5 with geotechnical domain sectors illustrated in Figure 16-8. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 16-14

RPA
www.rpacan.com

**TABLE 16-5 SAN GERARDO OPEN PIT DESIGN PARAMETERS**
**Nexa Resources S.A. – Atacocha Mine**

| Geotechnical Domain Sector | Azimuth (°) | Overall Slope Design | | Inter-Ramp Slope Design | |
|---|---|---|---|---|---|
| | | Maximum Angle (°) | Maximum Height (m) | Maximum Angle (°) | Maximum Height (m) |
| SD-01 | 140 | 37 | 250 | 40 | 60 |
| SD-02 | 225 | 43 | 165 | 48 | 60 |
| SD-03 | 300 | 41 | 110 | 46 | 60 |
| SD-04 | 118 | 46 | 80 | 46 | 60 |
| SD-05 | 308 | 45 | 170 | 49 | 60 |
| SD-06 | 000 | 44 | 150 | 46 | 60 |
| SD-07 | 019 | 47 | 70 | 47 | 60 |
| SD-08 | 104 | 39 | 270 | 44 | 60 |

## MINE EQUIPMENT

Open pit mining production is carried out by contractors. The open pit mining equipment used at San Gerardo is presented in Table 16-6.

**TABLE 16-6 SAN GERARDO OPEN PIT MINING EQUIPMENT**
**Nexa Resources S.A. – Atacocha Mine**

| Typical Manufacturer | Typical Model | Equipment Type | Quantity |
|---|---|---|---|
| Caterpillar | 336D2L | Excavator | 2 |
| Caterpillar | 374F | Excavator | 1 |
| Sandvik | DX 800 | Pre-split Drill | 1 |
| Sandvik | DP 1500i | Production Drill | 1 |
| Caterpillar | 966H | Front End Loader | 1 |
| Caterpillar | 140K | Grader | 1 |
| Caterpillar | D6T | Dozer | 1 |
| Caterpillar | D8T | Dozer | 1 |
| Volvo | 6X4 | 15m$^3$ Haul Truck | 2 |
| Volvo | 8X4 | 20m$^3$ Haul Truck | 8 |

## PERSONNEL

The Atacocha manpower is made up of the mine employees and staff as well as a significant number of contract employees as presented in Tables 16-7.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-15*

www.rpacan.com 16-16 N Figure 16-8 Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru San Gerardo Mine Geotechnical Domain Sectors 050100150200250 Metres March 2019Source: Atacocha, 2019.

RPA
www.rpacan.com

**TABLE 16-7 SAN GERARDO OPEN PIT MINING EQUIPMENT**
**Nexa Resources S.A. – Atacocha Mine**

| Department | Employee | Contractor | Total |
|---|---|---|---|
| Mine | 126 | 334 | 460 |
| Geology | 40 | 111 | 151 |
| Maintenance | 48 | 76 | 124 |
| Administration | 74 | 25 | 99 |
| Planning | 25 | 73 | 98 |
| Plant | 18 | 29 | 47 |
| Environmental Affairs | 3 | 17 | 20 |
| Others | 2 | 20 | 22 |
| Security | 8 | 0 | 8 |
| Projects | 3 | 0 | 3 |
| **Total** | **347** | **685** | **1,032** |

## CONSOLIDATED LIFE OF MINE PLAN

Table 16-8 highlights the consolidated LOM plan for the Atacocha underground and the San Gerado open pit.

Atacocha underground ore production averages 900 tpd in 2019, increasing over the LOM plan with an LOM average production rate of 1,700 tpd. The Deep zone is currently being rehabilitated, with development of the Deep zone to start in the second half of 2019. Lateral capital and operating development have annual averages of 2,400 m and 3,500 m respectively, with total development consistent over the first five years of the LOM at an average of 6,400 m.

The current San Gerardo environmental and operational permits allow mining operations within an 8.8 ha area. The current LOM plan restricts mining operations to this area until August 2019. Following updated mining permit approval, the permit area increases to 24.2 ha. Average ore and waste production rates for 2019 are 3,600 tpd and 17,800 tpd, respectively, with average LOM production rates of 2,800 tpd and 16,900 tpd for ore and waste, respectively.

Consolidated mine production feeds the Atacocha plant at a nominal capacity of 4,500 tpd.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-17*

RPA
www.rpacan.com

## TABLE 16-8 CONSOLIDATED LIFE OF MINE PRODUCTION PLAN
### Nexa Resources – Atacocha Mine

| Atacocha | UNITS | TOTAL | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|---|
| CAF ROM | 000 t | 2,872 | 320 | 506 | 332 | 567 | 560 | 545 | 42 |
| Zn Grade | % | 4.00% | 4.62% | 2.54% | 3.69% | 3.56% | 4.52% | 5.02% | 5.36% |
| Pb Grade | % | 1.74% | 2.04% | 1.99% | 2.03% | 2.00% | 1.48% | 1.21% | 1.02% |
| Cu Grade | % | 0.25% | 0.24% | 0.15% | 0.18% | 0.19% | 0.33% | 0.39% | 0.25% |
| Ag Grade | oz/t | 2.65 | 3.20 | 3.26 | 2.60 | 2.66 | 2.49 | 1.99 | 2.11 |
| SLS ROM | 000 t | 922 | 0 | 19 | 208 | 153 | 200 | 304 | 37 |
| Zn Grade | % | 4.33% | 4.62% | 2.54% | 3.69% | 3.56% | 4.52% | 5.02% | 5.36% |
| Pb Grade | % | 1.60% | 2.04% | 1.99% | 2.03% | 2.00% | 1.48% | 1.21% | 1.02% |
| Cu Grade | % | 0.29% | 0.24% | 0.15% | 0.18% | 0.19% | 0.33% | 0.39% | 0.25% |
| Ag Grade | oz/t | 23.8 | 3.20 | 3.20 | 2.60 | 2.66 | 2.49 | 1.99 | 2.11 |
| Total ROM | 000 t | 3,794 | 320 | 525 | 540 | 720 | 760 | 849 | 79 |
| Zn Grade | % | 4.08% | 4.62% | 2.54% | 3.69% | 3.56% | 4.52% | 5.02% | 5.36% |
| Pb Grade | % | 1.71% | 2.04% | 1.99% | 2.03% | 2.00% | 1.48% | 1.21% | 1.02% |
| Cu Grade | % | 0.26% | 0.24% | 0.15% | 0.18% | 0.19% | 0.33% | 0.39% | 0.25% |
| Ag Grade | oz/t | 2.58 | 3.20 | 3.26 | 2.60 | 2.66 | 2.49 | 1.99 | 2.11 |
| **Development** | | | | | | | | | |
| Lat. Cap. Dev. | m | 14,217 | 4,670 | 3,547 | 2,203 | 2,425 | 892 | 481 | - |
| Vert. Cap. Dev. | m | 830 | 254 | 351 | 166 | 59 | - | - | - |
| Lat. Op. Dev. | m | 20,783 | 660 | 2,953 | 4,263 | 4,575 | 6,058 | 2,155 | 118 |
| **San Gerardo** | **UNITS** | **TOTAL** | **2019** | **2020** | **2021** | **2022** | **2023** | **2024** | **2025** |
| Total ROM | 000 t | 6,034 | 1,317 | 1,098 | 1,082 | 902 | 863 | 772 | - |
| Zn Grade | % | 0.94% | 0.85% | 0.95% | 0.73% | 0.96% | 1.03% | 1.25% | - |
| Pb Grade | % | 1.02% | 0.95% | 0.84% | 0.77% | 1.13% | 1.17% | 1.46% | - |
| Cu Grade | % | 0.03% | 0.03% | 0.03% | 0.02% | 0.02% | 0.03% | 0.05% | - |
| Ag Grade | oz/t | 1.06 | 1.02 | 1.04 | 0.88 | 1.10 | 1.06 | 1.32 | - |
| Waste | 000 t | 36,369 | 6,494 | 9,719 | 9,400 | 6,511 | 3,511 | 735 | - |
| Strip Ratio | | 6.0 | 4.9 | 8.9 | 8.7 | 7.2 | 4.1 | 1.0 | |
| **Atacocha Plant** | **UNITS** | **TOTAL** | **2019** | **2020** | **2021** | **2022** | **2023** | **2024** | **2025** |
| Total ROM | 000 t | 9,828 | 1,637 | 1,623 | 1,622 | 1,622 | 1,623 | 1,621 | 79 |
| Underground | 000 t | 3,794 | 320 | 525 | 540 | 720 | 760 | 849 | 79 |
| Open-pit | 000 t | 6,034 | 1,317 | 1,098 | 1,082 | 902 | 863 | 772 | - |
| Zn Grade | % | 2.15% | 1.59% | 1.46% | 1.71% | 2.11% | 2.66% | 3.23% | 5.36% |
| Pb Grade | % | 1.29% | 1.17% | 1.22% | 1.19% | 1.52% | 1.32% | 1.33% | 1.02% |
| Cu Grade | % | 0.12% | 0.07% | 0.07% | 0.07% | 0.10% | 0.17% | 0.23% | 0.25% |
| Ag Grade | oz/t | 1.6 | 1.45 | 1.76 | 1.45 | 1.79 | 1.73 | 1.67 | 2.11 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 16-18*

www.rpacan.com 17 RECOVERY METHODS INTRODUCTION The Atacocha concentrator processes ore from the Atacocha underground mine and the San Gerardo open pit mine. While production from the open pit ramped up from 2016 to 2017, ore from the underground mine has decreased, and in 2018 open pit ore made up approximately 70% of the Atacocha concentrator feed. The average daily processing rate is approximately 4,200 t. The Atacocha concentrator utilizes a conventional crushing, grinding, and sequential flotation scheme to produce lead, copper, and zinc concentrates. A flash-flotation step is included in the grinding circuit that recovers lead at a grade sufficiently high to report directly to the final lead concentrate. Lower copper head grades in recent years have resulted in only small quantities of copper concentrate being produced intermittently when copper head grades warrant its production. The majority of gold and silver report to the lead concentrate. The zinc concentrate is transported to the Cajamarquilla zinc refinery in Peru, while the copper and lead concentrates are sold to concentrate traders. PROCESS DESCRIPTION A simplified process flow diagram is shown in Figure 17-1. ROM ore is delivered to four coarse ore bins that feed ore to the primary jaw crusher located at the surface near the underground portal. The crusher feed grizzly undersize and the primary crusher product are combined and fed to secondary and tertiary crushing stages in open and closed circuit respectively. The crushed ore, with a top size of approximately 5 mm, is delivered to six storage bins prior to being fed to the six primary ball mills in parallel. Each of the mills is in closed circuit with cyclones for classification, and incorporates a single flash flotation cell for coarse lead mineral recovery. The cyclone overflow feeds the sequential flotation plant. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 17-1

www.rpacan.com The flotation plant consists of three flotation separation circuits. The first produces a bulk copper-lead concentrate that is then separated in the second circuit to produce the copper and lead concentrates. The third circuit, processing the tailings from the copper and lead circuits, and including a regrinding stage, produces the zinc concentrate and the final tails. A Courier online analyzer provides real-time data to help with process control. Each concentrate is thickened and filtered before being discharged to the concentrate storage areas ready for shipping. The concentrates are loaded into trucks by front end loader when being despatched to customers. Flotation tailings classified by cyclones; the underflow is directed to the underground mine for back-fill. The cyclone overflow is thickened to approximately 55% solids in a 125 ft thickener, and then pumped to the tailings dam at the El Porvenir concentrator by positive displacement pumps. Excess water is discharged from the tailings dam through a drainage system, and in part due to dilution from rain water and streams, meets discharge requirements without further treatment. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 17-2

www.rpacan.com 17-3 Figure 17-1 March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Process Flowsheet

www.rpacan.com 18 PROJECT INFRASTRUCTURE ONSITE INFRASTRUCTURE Site operations comprise an underground mine, open pit mine, and a process plant facility. Supporting onsite infrastructure include maintenance facilities; maintenance buildings for underground and surface equipment, laboratory, and tailings pumping station. Facilities and structures supporting operations include warehouses and laydown areas, offices, dry facilities, hydroelectric generating station, power lines and substation, fuel storage tanks, and accommodations camp. A network of site roads that are approximately 6 m wide and total 15 km in length are used by authorized mine personnel and equipment, including ore and waste haul trucks, concentrate haul trucks, support and light duty vehicles to provide access to onsite infrastructure. Figure 18-1 shows the general layout of the Atacocha infrastructure. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 18-1

www.rpacan.com 18-2 Figure 18-1 012345 Kilometres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Infastructure

www.rpacan.com POWER PLANT AND DISTRIBUTION Power supply for the Project comes from three sources, Electroandes, a power supplier located in Paragsha via a 30 km long 50 kV transmission line, Chaprin Hydro, a hydroelectric generating station with a total capacity of 5.26 MW via a 15 km long 50 kV transmission line, and the Marcopampa hydroelectric generating station with a total capacity of 1.1 MW via a 5 km long 50 kV transmission line. A network of power lines distribute power to various locations within the property to support operating activities. TAILINGS STORAGE FACILITY The current plan considers that all tailings generated by Atacocha and El Porvenir process plants will be deposited in the El Porvenir TSF. A storage capacity of 30 Mm3 is required to support the LOM estimate, with potential for expansion of the resource possible. The El Porvenir TSF arrangement is shown in Figure 18-2. A feasibility study and the current operation permit support an increased height of the El Porvenir tailings dam to a crest elevation of 4,100 m, as designed by Ausenco (2016). Table 18-1 shows the tailings storage planning considerations, with the design ultimate crest height satisfying the required tailings storage volume for the LOM plan using an average deposited tailings dry density of 1.3 t/m3. TABLE 18-1 STORAGE CAPACITY OF EL PORVENIR TAILINGS STORAGE FACILITY Nexa Resources S.A. – Atacocha Mine Incremental Volume Cumulative Volume Elevation (m) (M m3) (M m3) 4056 4060 4065 4070 4075 4080 4085 4090 4095 4098 0.53 3.88 3.87 3.88 3.87 3.88 3.87 3.88 3.87 2.33 0.53 4.41 8,28 12.16 16.03 19.91 23.78 27.66 31.53 33.86 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 18-3

www.rpacan.com 18-4 Figure 18-2 025050075010001250 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru El Porvenir Tailings Storage Facility Arrangement

www.rpacan.com A schematic cross section of the existing dam extracted from the Nexa monitoring report is shown in Figure 18-3. SRK (2017) reports that the dam was raised as a cycloned sand (tailings) dam to elevation 4,043 m, and rockfill above that level. The cyclone sand dam section is indicated by the pink colour on Figure 18-3. The overall downstream slope of the dam is reportedly 2H:1V. The current dam crest is at elevation 4056 m and the downstream toe is inferred to be less than 3920 m from available plans, resulting in a dam height of 136 m. Figure 18-4 shows the main TSF dam in plan view. The emergency spillway is an overflow tunnel located in the right abutment reportedly designed to convey flows from Probable Maximum Precipitation (SRK, 2017). The tunnel discharges via a tunnel daylighting at elevation 4,035 m. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 18-5

18-6


4056,00
4060
4050
4040
4030
4020
4010
4000
3990
3980
3970
3960
3950
3940
3930
ELEVACION (msnm)
VW-13B
VW-09
VW-03
VW-02
ROCA
ROCA
Legend:
Rock
Structural Tailings
Coarse Tailings
Waste
Coarse Fill
Rock
Tailings
Compacted Tailings
Structural Tailings
Fresh Rock
VW Piezometers
0 20 40 60 80 100
Metres

Figure 18-3

**Nexa Resources S.A.**

***Atacocha Mine***

*Province of Pasco, Central Peru*

**El Porvenir Tailings Storage Facility Dam Schematic (Crest Elevation 4046)**

*March 2019*

***Source: Atacocha, 2019.***

www.rpacan.com

CP-03 VW-11 PZ-06 CP-01 I-02 PZ-03 CA-02 VW-01A PZ-07 CP-06 CA-01 PC-2A/B VW-13A VW-05A VW-07 CA-05 PC-117 CV-04 PA-2A CA-03 PZ-01 PC-106 VW-04A VW PC CP Resources S.A. Atacocha Mine Storage Facility Main Dam Source: Atacocha, 2019. March 2019 www.rpacan.com 18-7 CA-08 PZ-10 CP-04 PC-4A/B CP-02 07 VW-12 CP-07 VW-13B PC-3A/B CP-05 VW-09 PZ-09 CA-06 PZ-05 CV-03 VW-08 PZ-13 -08 CV-02 VW-01 VW-10 PZ-08 PC-1A/B PZ-04 PZ-02 I-01 VW-05 PZ-12 CP-10 VW-06 VW-03 CP-09 VW-02 CP-11 VW-04 PC-107 CP-13 CP-12 -04 ZONA DE MATERIAL TUNEL DE VICOS ALIVIADERO SALIDA NV:4035.17 Fig Legend: PA/CPiezometers IInclinometers CAPressure Cells Cables E1Extensometers ure 18-4 Nexa 0255075100125 Metres Province of Pasco, Central Peru El Porvenir Tailings CP CA PA-1A/B CV-01 PZ -11 CA-

RPA
www.rpacan.com

Table 18-2 summarizes the recent dam raising activities and the plans to raise the crest elevation to 4100 m for an ultimate dam height of 177 m.

Figure 18-5 shows the design section for raising the dam crest to 4100 m (Ausenco, 2016).

### TABLE 18-2 RECENT EL PORVENIR TAILINGS DAM RAISES
**Nexa Resources S.A. – Atacocha Mine**

| Construction Completion | Crest elevation (m) | Maximum Height (m) | Comments |
|---|---|---|---|
| Prior to Jan/2013 | 4043 | 123 | • Cycloned sand dam |
| 05/2015 | 4047 | 127 | • Switch to rockfill<br>• Grouting of the dam abutments<br>• Geomembrane face lining (4 m raise only) |
| 04/2017 | 4054 | 134 | • Downstream sub-drain system added (in rockfill) |
| 09/2017 | 4056 | 136 | • Inlet channel / berms constructed for the spillway |
| Planned ultimate | 4100 | 180 | • Centreline rockfill section<br>• Requires dams at the north side of TSF<br>• Includes a significant drop structure for the spillway adjacent to dam |

It is noted that the expansion of the TSF to contain the life-of-mine tailings requires a rockfill embankment dam at the northeast corner of the TSF to prevent tailings from impacting the process plant area, as well as the northwest where the Tingovado Creek is diverted (Figure 18-5).

Non-contact runoff from around the TSF is currently conveyed downstream of the dams using perimeter diversion channels. The diversion on the western side of the TSF will be raised for the ultimate dam (Ausenco, 2016).

To RPA's knowledge the measures to address seepage through karst rocks have been implemented through recent TSF construction including a sandy gravel platform around the perimeter of the TSF (SRK, 2017), and bedrock foundation grouting of the dam abutments in 2015. On-going operations will require continuous tailings deposition planning and pond management to maintain the design beach widths to limit seepage through the permeable dam. Monthly and annual dam safety inspections are currently being conducted by Geoconsultoria Ltda, an external consultant, for both the Atacocha and El Porvenir dams.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 18-8*

www.rpacan.com 18-9 Storage Limit Structural Fill Transition to 1/2" to 1/2" Gravel ailings Fresh Rock Figure 18-5 0255075 100 125 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Proposed Raising of El Porvenir Dam to Crest Elevation 4100 Rock Transi tion to 1/2" Compacted Tailings Rock T Mine W aste Coar se Tailings C oarse Fill Bedroc k

www.rpacan.com ATACOCHA WASTE ROCK DUMP Mine rock disposal is planned downstream of the existing Atacocha TSF dam, which also serves to buttress the dam to enhance stability. The Atacocha TSF dam has been raised in at least five stages by the downstream method, with a 2H:1V overall downstream slope and a 1.5H:1V upstream slope. The upstream slope is lined with a geomembrane. The Atacocha TSF is shown on Figure 18-6 and a dam cross section on Figure 18-7. It is also understood that the first of four stages of dam raising included geosynthetic clay liner (GCL) on both the upstream and downstream faces of the dam and around the perimeter of the TSF (SRK, 2017). The GCL was reportedly installed for the initial TSF development over concerns about potential acid generation in the tailings and it has been maintained because of permits conditions. The GCL lining on geogrid support layers around the TSF also serves to mitigate potential issues with karst terrain. Dam safety monitoring reports indicate that the TSF pond was at the maximum operating level for 18 months from early 2017 until the dam was raised in late 2018. Figure 18-8 shows the waste rock facility downstream of the TSF and lined pond for water collection and management. Mine waste rock management planning includes encapsulation of potentially acid generating (PAG) waste rock within a non-acid generating (NAG) surround as shown on Figure 18-9, and the waste rock dump area is provided with a sub-drain seepage collection system (Ausenco, 2018). Figure 18-10 shows the extent of bedrock foundation excavation and treatment downstream of the waste rock dump. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 18-10

www.rpacan.com 18-11 N Figure 18-6 02004006008001000 Metres March 2019Source: Atacocha, 2017. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Tailings Storage Facility Legend:

www.rpacan.com 18-12 Figure 18-7 01020304050 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Tailings Storage Facility Dam Cross Section Legend: Silty Gravel Gravelly Sand Gravelly Sand Gravelly Sand Fine (Screened) Rock Rock Gravelly Sand Gravelly Sand Fine (Screened) Rock 3rd Stage Dam 2nd Stage Dam 1st Stage Dam Drainage Blasted Rock Dam Concrete Foundation of Dam in Rock Constructed Embankment

DE CRUCE 2 Points 1 AGUA DEL SISTEMA DE DRENAJE 1:3 000 (AUSENCO, 2013) www.rpacan.com 18-13 ACCESO EXISTENTE ESTRUCTURA DE CRUCE 1 PROYECTADO (AUSENCO, 2013) CEMENTERIO ESTRUCTURA (AUSENCO, 2013) Points 3 W PROYECTADO (VER SERIE 300) HACIA EL VASO DE LA RELAVERA Planned 200,00 4 180,00 ALMACENAMIENTO DE AGUA (ELEV. : 4 125 msnm) (AUSENCO, 2013) 0 5300 010300 1650 090201200 12505m 0 Metres March 2019Source: Atacocha, 2019. Water Discharge Points 4 Water Discharge Points 5 Water Discharge Points 6 Drainage Ponds Discharge Channel Blasted Rock Dam Water Dischar ater Discharge Channel Access Water Discharge Ponts 2 (AUSENCO, 201F3) igure 18-8 ge Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Atacocha Tailings Storage Facility Dam Cross Section

4 020 4 020 www.rpacan.com 18-14 4 220 4 220 NAG Type Material 4 180 4 180 6,00 ype Material 4 140 4 140 ELEV.: 4 110,00 msnm 4 100 4 100 125,00 4 060 4 060 2013 Topography Planned Liner Systemopography 3 980 3 980 0 40 80 120 160 200 240 280 320 360 400 440 480 520 560 600 Figure 18-9 0255075100125 Metres March 2019Source: Atacocha, 2019. Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Potentially Acid Generating Rock Encapsulation Concept Legend: Phase 5: Stage B Waste Material - NAG Phase 5: Stage B Waste Material - PAG Phase 5: Stage A (AUSENCO, 2018) Phase 4 Planned (SRK, 2017) Phase 3 Planned (SRK, 2017) Phase 2 Planned (SRK, 2017) Phase 1 Planned (SRK, 2017) ELEV.: 4 180,00 msnm ELEV.: 4 130,00 ELEV.: 6,00 10, 00 25,0 0 PAG T msnm 4 155,00 msnm 6,00 1,75 1,7 5 1 6,00 ELEV.: 4 130,00 msnm 1 1% 1 ELEV.: 4 105,0 0 msnm 2 1 2 6,00 ELEV.: 4 080,00 msnm 1,75 070,00 ELEV.: 4 m snm Current T

www.rpacan.com 18-15 4 240 23456 E (AUSENCO, 2013) ARRANQUE D CORONACIÓN OESTE C (ELEV.: 4 125 msnm) (VER NOTA 6) FASE 3 POZA EXISTENTE B (AUSENCO, 2013) A 050100150200250 Metres March 2019Source: Atacocha, 2019. ACCESO EXISTENTE LÍNEA DE ACCESO DEL CANAL DE CORONACIÓN ESTE PC8 PC7 PC11 CANAL DE CORONACIÓN ESTE PROYECTADO PC12 PC9 PC10 DIQUE DE PC6 PC13 LÍMITE DE LIMPIEZA Y DESBROCE (VER NOTAS 3 Y 4) PC14 LIMITE DEL CANAL DE PC16 PC15 PC5 É5($'(/,03,(=$<'(6%52&( AGUA DEL SISTEMA DE DRENAJE9(57$%/$1D HACIA EL VASO DE LA RELAVERA PLATAFORMA MARGEN IZQUIERDA PROYECTADA (VER NOTA 6) PROYECTADO FASE 5 - ETAPA A PC4 4 150,00 FASE 4 LÍMITE MÁXIMO DE ALMACENAMIENTO DE AGUA PROYECTADA PROYECTADA (VER NOTA 6) LÍMITE DE LIMPIEZA Y DESBROCE (VER NOTAS 3 Y 4) PC3 CANAL DE CORONACIÓN OESTE PROYECTADO Figure 18-10 PC1 20 0 20 40 60 80 100 m LÍMITE DE LIMPIEZA Y DESBROCE 1:2 000 PC2 Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Waste Rock Dump Foundation Treatment

www.rpacan.com 19 MARKET STUDIES AND CONTRACTS The principal commodities produced at Atacocha are zinc, lead, and copper concentrates, with silver and gold contained in concentrate. These products are freely traded at prices that are widely known. Metal prices for Mineral Resource and Mineral Reserve estimation and for economic analysis, are based on consensus forecasts by independent financial institutions. For the economic analysis, RPA used LOM weighted average metal prices of: • • • • • US$2,603/t Zinc US$2,178/t Lead US$6,437/t Copper $18.99/oz Silver $1,360/oz Gold Zinc concentrate is sold to the Cajamarquilla smelter located east of Lima on an annual contract. Lead and copper concentrates are sold to commodity trading companies on annual contracts and delivered to Callao port. The concentrates are of clean quality with low levels of impurities. In RPA’s opinion, the contract terms are typical of the industry. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 19-1

www.rpacan.com 20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT ENVIRONMENTAL AND SOCIAL SETTING The information presented in this section is based on documentation provided by Nexa for review, and teleconferences with mine site personnel facilitated by Nexa. No site visit was conducted in support of the preparation of Section 20 of this Technical Report. MINE OPERATION OVERVIEW The Atacocha property is located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru, approximately 15 km northeast of the town of Cerro de Pasco. The property is in the central Andes mountains region of Peru, at an approximate elevation of 4,200 MASL. It is located regionally within the Alto Huallaga Inter-basin, and locally in the headwaters of the Atacocha Creek sub-watershed, which contributes to the Huallaga River. Highest flows in the river typically occur in February, and lowest flows in June. The life of mine of Atacocha currently extends until 2025. The Atacocha operation is comprised of the following main facilities: • • • • • • • • • • • • • Underground mine San Gerardo open pit (including Satellite East and Satellite West open pits) In-pit waste dumps (North Zone and West Zone) Atacocha waste dump Atacocha tailings storage facility Temporary ore stockpile Topsoil stockpile Atacocha processing plant (referred to as Chicrín No. 2 in the Closure Plan) Sediment pond Ancillary buildings (administration, storage, vehicle maintenance, etc.) San Felipe and Chicrín camps Closed waste dumps (3600, 3900, 4000) Inactive tailings storage facilities in closure (Chicrín Antiguo, Chicrín Cajamarquilla, Titlacayán, Malauchaca) Actual, Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-1

www.rpacan.com With the integration of Atacocha and El Porvenir mine operations, tailings from Atacocha can be deposited in El Porvenir TSF, located approximately 4 km south of the Atacocha mine. This is the current tailings disposal practice. Disposal of tailings in the Atacocha TSF is currently permitted for dam crest elevation 4,105 m and is awaiting authorization for additional disposal with the dam crest raised up to elevation 4,110 m. Likewise, disposal of waste rock in the Atacocha waste dump will begin when the authorization is granted. The permitting application for those facilities has already been submitted. The concentrator plant processes polymetallic ore (zinc, lead, copper, silver, gold) with a daily throughput of 4,500 tpd. Non-contact water is diverted around the open pits, the Atacocha TSF, and the Atacocha waste dump through diversion channels that convey the water to the Lalaquia and Atacocha creeks. Open pit and underground mine dewatering is used for process plant make-up water and dust control water for roads; it can alternatively be conveyed to the sediment pond for treatment and discharge to the environment if the water inflow exceeds water consumption requirements. The controlled outflow from the Atacocha TSF corresponds to the water pumped from the tailings decant pond back to the process plant (there is no discharge from the Atacocha tailings facility to the environment). Seepage from the Atacocha TSF is captured by the drainage system and seepage management pond located downstream of the tailings dam; rainfall infiltration through the future Atacocha waste dump will be captured with the underdrain system of the facility, collected in a sediment pond and pumped to the Atacocha tailings pond. Contact water is collected and used in support of mining activities such as process plant make-up water, shotcrete plant, and road irrigation. According to mine site personnel, availability of water supply for operations is not a concern through the planned life of mine. External fresh water supply is required only for consumption of potable water and it is obtained from two sources: Lake Ñahualpun and Huallpahuaja Creek. Excess contact water collected on site is conveyed to the sediment pond for water quality control prior to its discharge to Huallaga River. This is the only point of water discharge from the mine facilities into the environment. The water management system includes a potable water treatment plant for water supply to the camps, and a waste water treatment plant for discharge of treated sewage water to the Huallaga River. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-2

www.rpacan.com EXISTING CONDITIONS Terrain. Topographical relief comprises deep, long, narrow valleys with steep slopes. Some rivers cross through the area and have moderate slopes and some scattered peaks. The main valley has a general inclination from south to north. The Atacocha processing plant is located near the Huallaga River valley (3,600 MASL) surrounded by rugged hills/mountains. Climate. The climate is cold and dry throughout the year, which is typical of the Central Andes Mountain Region. The rainy season occurs from December to April. From June to August there are generally minimal rainfalls. Based on data from the Cerro de Pasco regional meteorological station operated by the government, the average temperature ranges from 4°C in July to 6°C in November; the maximum monthly precipitation is 163 mm in February and the minimum monthly precipitation is 18 mm in July. Soils. There are two types of soils in the mine site area, mineral and organic, derived from residual and transported soils. Actual land use corresponds to five categories: private facilities (mining activity), natural pastures, arboreal vegetation, terrain with hydromorphic vegetation (areas located in wet environments), and lithic outcrops (rock outcrops in top and hillside of mountains). Soils at the site have concentrations of arsenic, cadmium and lead that exceed the national environmental quality standards (D.S. 002-2013-MINAM), at some sampling points; these high values could be attributed to the local lithology (SRK, 2017). Geochemistry. Geochemistry information provided for review included two reports from 2015 on laboratory analysis conducted with rock samples taken from the San Gerardo open pit (formerly named Glory Hole), and one report from 2018 on hydrogeochemical modelling based on five samples to characterize the waste rock to be deposited in the Atacocha waste dump. From the 2015 reports, two samples presented low acid generating potential and one sample presented high acid generating potential. From the 2018 report, the most representative lithologies are non-acid generating and show low metal leaching potential. However, sandstones with high sulphide content have potential to be acid generating, and dacites showed inconclusive results. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-3

www.rpacan.com The detailed design report for phase 5 of the Atacocha waste dump (Ausenco, 2018a), refers to results of static and kinetic testing from 2017 indicating that the waste rock is potentially acid generating. According to the second modification of the Environmental Impact Assessment (EIA) of the expansion of the Atacocha processing plant (2018), geotechnical analysis from eight samples obtained from the San Gerardo open pit and in-pit waste dumps showed uncertain acid generation potential due to the variability of the analysis results. The 2018 EIA also states that there was no acid generation from samples analyzed during a complementary evaluation. Air Quality. Air quality has been characterized using records from seven monitoring stations for the period 2012 to 2016. The monitoring results are compared against national environmental quality standards (R.M. N° 181-2016-MINAM). According to SRK (2017), particulate material less than 10 μm (PM10), less than 2.5 μm (PM2.5), and Ozone (O3) rates as "Good” for the 2011-2016 in all cases, except for some measurements which qualify as "Moderate”. The concentrations of the variables Carbon Monoxide (CO), Nitrogen Dioxide (NO2), Sulfur Dioxide (SO2) and Hydrogen Sulfide (SH2)2 are all classified as "Good" quality. No values have been registered that indicate "Poor” quality, nor "Threshold of care". Surface Water Quality. Surface water quality monitoring is conducted at eight sampling locations in three natural waterbodies (i.e., Atacocha Creek, Lalaquia Creek and Huallaga River). Three of these stations are located upstream of the mining activities (one on each waterbody) and the rest are located downstream. Surface water quality is compared with the national environmentalquality standardsfor water(D.S. N° 015-2015-MINAM, D.S. N° 004-2017-MINAM) for irrigation of high and low stem crops (class 3-D1), animal beverage (class 3-D2) and conservation of the aquatic environment (class 4-E2). The environmental standards correspond to "Uses of Water" and do not seek to establish Maximum Permissible Limits for watercourses given that natural watercourses, even those exempt from any anthropogenic influence, do not necessarily meet the values established by the environmental standards (SRK, 2017). Results from monitoring conducted in 2015 and 2016 showed concentrations of manganese and lead that exceed the national environmental quality standards for class 3 and 4; and concentrations of cadmium, thallium, zinc, and nickel for class 4. There were also exceedances in parameters such as pH, conductivity and total suspended solids. Monitoring Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-4

www.rpacan.com results from 2018 showed exceedances for manganese, lead, cadmium, and zinc. The water quality analysis included in the 2018 EIA presented an individual discussion for each parameter explaining how the exceedances are associated with geological and morphological conditions inherent of the mine location. It is noted that exceedances are observed for short periods of time and are not simultaneously happening for all the monitored parameters. Effluent Water Quality. It is noted that effluent water quality is monitored at two locations: discharge from the sediment pond to the Huallaga River, and treated sewage discharge. The water quality at the effluent discharge locations complies with the maximum permissible limits established by thecurrent Peruvian Legislation (D.S. 010-2010-MINAM and D.S. 003-2010-MINAM). Monitoring results from 2018 showed no exceedances. Groundwater Quality. Groundwater quality standards from Brazil and Dominican Republic are used by the Peruvian Ministry of Energy and Mines for evaluation of compliance in absence of similar standards for Perú. Groundwater quality monitoring conducted between 2014 and 2016 upstream of the Atacocha TSF showed concentrations of fluoride and of several total metals (aluminum, manganese, nickel, zinc, arsenic and iron) exceeding the environmental quality standards of Brazil and Dominican Republic. The monitoring conducted downstream of the Atacocha TSF showed short term exceedances of iron and lead (SRK, 2017). Groundwater quality monitoring was conducted in 2018 at two locations equipped with piezometers, downstream of the Atacocha TSF. The monitoring results showed exceedances of arsenic, iron, manganese, and turbidity in one of the two piezometers. The water quality analysis completed by Nexa in December 2018 proposes the installation of monitoring locations upstream of the tailings storage facility to understand the comparative influence of seepage on the water quality results. Noise and Vibrations. Ambient noise has been characterized using records from seven monitoring stations for the period 2012 to 2016. Exceedances were registered in three stations when comparing the monitoring results against the national environmental quality standards for Residential Zone. The exceedances were attributed in the 2018 EIA to human activities and vehicular traffic. The ambient vibrations monitored at 18 locations meet the national environmental quality standards. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-5

www.rpacan.com Aquatic Biology. According to SRK (2017), the only reported fish species, Orestias agassizii, is not registered in any national conservation category. Likewise, two species of macrophytes have been reported and none have been registered with any category of national (D.S. 004-2014-MINAGRI) or international conservation (CITES-2017, IUCN-2016.3). Terrestrial Biology. According to SRK (2017), the fauna is represented by 10 species of mammals; 24, of birds; one specie of amphibian; and 51 taxa of insects. It is worth mentioning that some species such as camelid and sheep cattle belonging to residents of areas bordering the project have been introduced. None of the species reported are categorized as threatened by the national standard (D.S. 004-2014-MINAGRI) nor international lists (CITES-2016 and IUCN-2016.I). Nevertheless, consider that two species of rodents are endemic for Peru: Akodon juninesis and Calomys sorellus. A total of 112 species of vascular flora have been registered. It is worth mentioning that some species corresponding to vegetation of rural areas have been introduced. According to international criteria for endangered species only one specie has been recorded: the Plantago, of Minor Concern, according to IUCN-2016.1. As to the national standard, D.S. 043-2006-AG, four species were registered as Endangered: Perezia pinnatifida, Ephedra rupestris, Buddleja coriaceae and Buddleja incana. The first two especies are native and the Buddlejas have been introduced / naturalized and were reported only in ruderal areas as part of the grassland. Likewise, the national standard recognizes Chuquiraga spinosa as a species Near Threatened (NT), reported associated with rocky areas at high altitude that provide a favorable microclimate for its development. There is no evidence of endemic species as to the Red Book of Endemic Species of Peru (Leon et al, 2006). Metals in Plant and Animal Tissue. According to SRK (2017), concentration of metals in fish tissue (Orestias agassizii) exceed international standards for arsenic, lead, antimony and zinc, such as European legislation (European Commission, 2005), Brazilian legislation (Brazil, Laws, etc., 1965), and FAO (Nauen C. E., 1983) for the content of metals in fish for direct human consumption; these same elements are also highly concentrated in the macrophytes and in sediments (exceeding the Canadian standards); also, the concentration of arsenic, lead, Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-6

www.rpacan.com and zinc in vegetal tissue in Mimulus glabratus and Cardamine bonariensis surpasses those referred by the Mercosur Technical Regulation, WHO and FAO (2008) as corresponds. Sensitive Areas. The Atacocha mine does not overlap with any recognized protected or sensitive areas. Social. The direct area of influence of the mine encompasses the following rural communities: • • • • • • • Comunidad de San Francisco de Asís de Yarusyacán; Anexo de Machcan; Anexo San Ramón de Yanapampa; Comunidad de Titaclayan; Centro Poblado San Isidro de Yanapampa; Comunidad de Cajamarquilla; and Comunidad San Antonio de Malauchaca. EL PORVENIR TAILINGS STORAGE FACILITY The geotechnical performance monitoring reports provided for review indicate that the El Porvenir TSF is operating with a relatively high pond within approximately one metre of the maximum operating level, however, a January 2019 dam inspection did not identify any significant safety concerns. The safety of operating an upstream raise tailings dam depends on the ability to maintain wide tailings beaches and a low phreatic level in the dam shell for stability. It is notable that the tailings facility pond level rose almost three metres between November 2018 and January 2019 and is near the maximum operating level set for dam safety. No information was available regarding the interaction between the Atacocha and El Porvenir operations from a water balance perspective, which is significant since the El Porvenir milling operations draw reclaim water from the TSF. The impact of a temporary suspension of El Porvenir milling operations on the el Porvenir TSF water balance should be considered. Crest settlements at the left side of the dam were reportedly noted in a 2008 report by Golder that was not available for review (SRK, 2017). No issues with regard to crest settlements were noted in recent dam safety monitoring reports. It is noted however that bedrock foundation Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-7

www.rpacan.com grouting of the left and right abutments carried out in 2015 observed very significant grout takes in numerous grouthole stages indicating the filling of voids. A series of seepage collection sub-drainage pipes were also installed on the downstream shell of the dam prior to raising the rockfill to crest elevation 4,056 m (Ausenco, 2016a). Non-contact runoff from around the TSF is conveyed downstream of the dams (SRK, 2017). ATACOCHA TAILINGS STORAGE FACILITY The dam has been raised in at least five stages by the downstream method, with a 2H:1V overall downstream slope and a 1.5H:1V upstream slope. The upstream slope is lined with a geomembrane. The last raise of the dam crest to elevation 4,105 m results in a maximum dam height of 81 m. Dam safety monitoring reports indicate that the TSF pond was at the maximum operating level for 18 months from early 2017 until the dam was raised in late 2018. SRK (2017) describes the mine waste rock as uncertain with regard to acid generation potential, whereas Ausenco (2018) refers to geochemistry testing that shows the waste rock as acid generating. It is also understood that the first of four stages of dam raising included geosynthetic clay liner (GCL) on both the upstream and downstream faces of the dam, and around the perimeter of the TSF (SRK, 2017). Lining both faces of the dam is not conventional and seems to corroborate concerns that the mine rock is potentially acid generating. GCL lining on geogrid support layers around the TSF indicates that karst terrain likely controls TSF seepage and warranted serious concern. Little information on the Atacocha TSF was provided for review. The dam is of significantly lower height than the El Porvenir TSF dam and has been constructed using the downstream method, which is inherently safer than upstream raising with tailings. Ongoing inspection of beach width and downstream water quality is required to ensure acceptable environmental performance. ENVIRONMENTAL STUDIES RPA has been provided with and reviewed the following documents and reports: Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-8

www.rpacan.com • Directorial resolution for the second modification of the EIA of the expansion of the Atacocha mineral processing plant to 5.000 tonnes per day (report No. 529-2018-SENACE-JEF/DEAR dated August 21, 2018) • Environmental Management Plan (extracted from the EIA approved in 2018) • List of approved permits for Atacocha (updated list provided on February 14, 2019) • Hydrogeochemical modelling of the waste dump for the San Gerardo vein prepared by Amphos 21 Consulting Perú (report No. 370_17-ITE-002 Rev. B dated June 2018) • Geochemical testing for the Glory Hole dump (Appendix 3-3.1 prepared by SRK Consulting) • Atacocha water balance flow diagram schematic • Slide presentation summarizing water quality monitoring findings prepared by Nexa • Second modification of the Atacocha mine’s closure plan (report No. 321-2016-MEM-DGAAM/DNAM/DGAM/PC dated March 30, 2016) • Emergency response plan for the Atacocha tailings dam (document No. WBH31-17-VM-RTE-0002 dated 18/12/17) • Overall corporate policy • Procedure for development and management of community relations SGI-GRS-P-13 Rev. 04 • Procedure to promote local development SGI-GRS-04 Rev. 04 • Procedure to address requests and complaints SGI -GRS-P-7 Rev. 04 • Community relationships policy SGI-GRS-P-15 Rev. 04 • Community relations protocol SGI-GRS-P-1 Rev. 04 • Procedure to promote local employment SGI-GRS-P-5 Rev. 04 • Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for Atacocha Mine, Perú. Report prepared by SRK Consulting issued on August 15, 2017 Various Environmental Impact Assessments (EIA) and modifications have been submitted and approved between 2005 and 2018. The most recent modifications involve the implementation of a new power transmission line from El Porvenir mine site to the Atacocha mine site, and the expansion of the Atacocha processing plant capacity. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-9

RPA
www.rpacan.com

The Atacocha mine operation is managed according to the environmental and closure considerations presented in four type of documents, which must be approved by directorial resolutions from the Peruvian government (Table 20-1):

- Environmental Adjustment and Management Plan
- Environmental Impact Assessment
- Technical support reports
- Mine Closure Plan

A new modification of the Mine Closure Plan including the San Gerardo open pit is being prepared, with completion targeted for the first quarter of 2019.

**TABLE 20-1 ENVIRONMENTAL AND SOCIAL MANAGEMENT OF THE ATACOCHA MINE OPERATION**
**Nexa Resources S.A. – Atacocha Mine**

| Document | Resolution No. and Approval Date |
|---|---|
| **Environmental Adjustment and Management Plan** | |
| Programa de Adecuación y Manejo Ambiental (PAMA) de la unidad de producción Atacocha | DR 89-97-EM-DGM, 06/03/1997 |
| *Environmental Adjustment and Management Plan* | |
| Modificación en vías de regularización del Programa de Adecuación y Manejo Ambiental de la unidad de producción Atacocha | DR 313-2002-EM-DGAA, 22/10/2002 |
| *First modification of the PAMA* | |
| Modificación en vías de regularización del Programa de Adecuación y Manejo Ambiental de la unidad de producción Atacocha, regularización de reajuste de cronograma | DR 154-2004-MEM-AAM, 20/04/2004 |
| *Second modification of the PAMA* | |
| **Environmental Impact Assessment** | |
| Estudio de Impacto Ambiental del nuevo depósito del proyecto "depósito de relaves Vaso Cajamarquilla" Etapa 1 | DR 234-2005-MEM-AAM, 08/06/2005 |
| *Environmental Impact Assessment (EIA) of the new Cajamarquilla tailings deposit* | |
| Modificación del Estudio de Impacto Ambiental del proyecto "depósito de relaves Vaso Cajamarquilla" | DR 242-2007-MEM-AAM, 19/07/2007 |
| *Modification of the EIA of the new Cajamarquilla tailings deposit* | |
| Estudio de Impacto Ambiental del nuevo depósito Vaso Atacocha" | DR 361-2007-MEM-AAM, 30/10/2007 |
| *EIA of the new Vaso Atacocha tailings deposit* | |
| Modificación del Estudio de Impacto Ambiental del proyecto "Depósito de relaves Vaso Atacocha" | DR 380-2012-MEM-AAM, 19/11/2012 |
| *Modification of the EIA of the Vaso Atacocha tailings deposit* | |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-10*

RPA www.rpacan.com

| Document | Resolution No. and Approval Date |
|---|---|
| Modificación del Estudio de Impacto Ambiental de la ampliación de capacidad de producción de la planta concentradora de la concesión de beneficio Chicrín N° 2 a 5,000 TMD<br>*Modification of the EIA of the expansion of the mineral processing plant Chicrín No. 2 to 5.000 tonnes per day* | DR 284-2012-MEM-AAM, 05/09/2012 |
| Estudio de Impacto Ambiental de la 2Líneas de transmisión 50 kV S.E. El Porvenir – S.E. Nuevo Chicrín"<br>*EIA of the new transmission line from the substation El Porvenir to the substation Nuevo Chicrín* | DR 347-2013-MEM-AAM, 13/09/2013 |
| Segunda modificación del Estudio de Impacto Ambiental de la ampliación de capacidad de producción de la planta concentradora de la concesión de beneficio Chicrín N° 2 a 5,000 TMD<br>*Second modification of the EIA of the expansion of the mineral processing plant Chicrín No. 2 to 5.000 tonnes per day* | DR 119-2018-SENACE-JEF/DEAR, 21/08/2018 |
| **Technical Support Documents** | |
| Informe Técnico Sustentatorio N°1: Modificación del método de explotación de la veta "San Gerardo"<br>*Supporting Technical Report No. 1: Modification of the mining methods of San Gerardo vein* | DR 170-2014-MEM-DGAAM, 10/04/2014 |
| Informe Técnico Sustentatorio N°2: Modificación de disposición de relaves aprobados – Deposito de Relaves Vaso Atacocha<br>*Supporting Technical Report No. 2: modification of the approved tailings disposal – Vaso Atacocha tailings deposit* | DR 527-2014-MEM-DGAAM-V, 20/10/2014 |
| Memoria Técnica Detallada de la Unidad Minera Atacocha<br>*Atacocha Mine's detailed technical memorandum* | DR 243-2016-MEM-DGAAM, 11/08/2016 |
| **Mine Closure Plan** | |
| Plan de Cierre de Minas de la unidad minera Atacocha<br>*Closure Plan of the Atacocha Mine* | DR 198-2009-MEM-AAM, 08/07/2009 |
| Modificación del Plan de Cierre de Minas de la U.M. Atacocha<br>*Modification of the Atacocha Mine's closure plan* | DR 139-2012-MEM-AAM, 03/05/2012 |
| Actualización del Plan de Cierre de Minas de la U.M. Atacocha<br>*Update of the closure plan of the Atacocha Mine* | DR 387-2012-MEM-AAM, 22/11/2012 |
| Segunda modificación del Plan de Cierre de Minas de la U.M. Atacocha<br>*Second modification of the Atacocha Mine's closure plan* | DR 98-2016-MEM-DGAAM, 04/04/2016 |

The key project effects and associated management strategies, as described in the 2018 EIA, are shown in Table 20-2. No environmental compensation plans have been requested by the Peruvian government given that no significant negative impacts to the ecosystem were identified in the most recent Environmental Impact Assessment (2018). An Environmental Management Plan including a monitoring program was prepared as part of the Environmental

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* **Page 20-11**

RPA
www.rpacan.com

Impact Assessment. The monitoring program includes effluent discharges, gas emissions, air quality, non-ionizing radiation, noise, surface water quality, groundwater quality, springs water quality, vibrations, soil quality, terrestrial biology (vegetation and wildlife) and aquatic biology.

### TABLE 20-2 SUMMARY OF KEY ENVIRONMENTAL EFFECTS AND MANAGEMENT STRATEGIES
**Nexa Resources S.A. – Atacocha Mine**

| Environmental Component | Potential Impact | Management Strategies |
|---|---|---|
| Topography and landscape | Relief alteration<br>Changes in landscape's visual quality | Pre-planning to minimize impact<br>Management of construction activities to minimize impacts (delimitations of work areas, minimization of stripping and earth works, regular inspection)<br>Controlled perforation and blasting<br>Design and monitoring of slope stability<br>Re-conformation of the landscape<br>Revegetation |
| Soils | Changes to soil uses Changes to soil quality | Rehabilitation of temporary areas used during construction<br>Inherent design measures to minimize soil disturbance<br>Development of topsoil deposits<br>Revegetation<br>Appropriate slope design to prevent landslides<br>Appropriate management of industrial and domestic waste<br>Appropriate management of oils and fuels<br>Appropriate management of hazardous waste<br>Development of spills management plan<br>Prohibition to circulate outside established roads |
| Surface water | Changes to surface water flows<br>Changes to surface water quality | Environmental controls for construction activities<br>Diversion of non-contact water<br>Collection of contact water and maximization of water re-use in the mine operation<br>Water quality treatment prior to discharging excess contact water to the Huallaga River<br>Sewage treatment<br>Implementation of oil and grease traps<br>Sediment and erosion control measures<br>Regular inspection and maintenance of water management facilities and associated infrastructure<br>Monthly monitoring program for surface flows and water quality sampling (including effluent discharges)<br>Additional geochemistry testing to verify acid generation and leaching potentials of waste rock |
| Groundwater | Changes to phreatic level<br>Changes to groundwater quality | Reduction of deep infiltration through design features such as geomembrane liners and construction of underdrain systems<br>Monthly monitoring program for water levels and water quality sampling |
| Air quality | Changes from particulate and gas emissions | Appropriate planning of work fronts to reduce truck circulation frequency and route distances<br>Irrigation of access roads with tanker trucks<br>Controlled perforation and blasting |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-12*

RPA
www.rpacan.com

| Environmental Component | Potential Impact | Management Strategies |
| --- | --- | --- |
| | | Traffic speed and load control<br>Covered hoppers<br>Regular preventive maintenance of vehicles and motorized equipment<br>Prohibition to circulate outside established roads<br>Revegetation<br>Quaternary air quality monitoring |
| Noise and vibration | Disturbances resulting from changes to ambient noise levels and generation of vibrations | Use of hearing protection devices<br>Appropriate planning of vehicle circulation<br>Appropriate planning and scheduling of blasting activities<br>Regular vehicle maintenance<br>Control measures to attenuate noise at the sources<br>Quaternary noise and vibrations monitoring |
| Fish | Changes in abundance and diversity of aquatic species | Inherent design measures to minimize negative impacts to aquatic habitat<br>Meeting water quality standards at points of effluent discharge to the environment<br>Prohibition to dispose of solid or liquid waste in natural waterbodies<br>Prohibition to capture fish in the mine concession area<br>Personnel training<br>Bi-annual monitoring (dry and wet season) |
| Vegetation | Changes to vegetation cover and diversity of terrestrial flora<br>Changes to sensitive species of wild flora | Fencing of work areas<br>Inherent design measures to minimize disturbance area<br>Revegetation<br>Environmental controls for protection of local sensitive ecosystems (bofedales)<br>Prohibition to collect flora and cut trees<br>Personnel training<br>Rescue of relocation of species as required<br>Bi-annual monitoring (dry and wet season) |
| Wildlife | Changes in abundance and diversity of terrestrial fauna<br>Alterations to habitat of terrestrial fauna | Inspection prior to construction activities<br>Appropriate fencing and signaling<br>Traffic speed limits<br>Prohibition to capture and or extract fauna<br>Prohibition to hunt<br>Personnel training<br>Rescue of relocation of species as required<br>Bi-annual monitoring (dry and wet season) |

The environmental monitoring program established at Atacocha and the environmental audits performed annually (aiming to identify critical environmental risks in the operations) are the main tools of the Atacocha's Environmental Management System to track the implementation of high environmental standards and the continuous compliance with the environmental commitments. The environmental audit matrix includes the evaluation of legal requirement audit results, monitoring activities and environmental incidents.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-13*

www.rpacan.com PROJECT PERMITTING Atacocha complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the open pit and underground mine, tailings storage facilities, waste rock dumps, process plant, water usage and effluents discharge. A list of permits is shown in Appendix 1. SOCIAL OR COMMUNITY REQUIREMENTS The site is situated at KM324 of the Carretera Central Highway (Lima - Huánuco route), 16 km from the city of Cerro de Pasco. The communities located within the mine’s area of direct influence are: • • • • • • • Comunidad de San Francisco de Asís de Yarusyacán Anexo de Machcan Anexo San Ramón de Yanapampa Comunidad de Titaclayán Centro Poblado San Isidro de Yanapampa Comunidad de Cajamarquilla Comunidad San Antonio de Malauchaca. RIGHTS AND COMMITMENTS In 2004, Atacocha acquired rights to land from the community of Cajamarquilla via an Agreement for the construction of tailings facilities and auxiliary infrastructure. The Agreement included various commitments and obligations, including financial compensation for rights to the land. Subsequently (2006, 2008 and 2012), the original Agreement had been amended and ratified by the community, and compliance with the commitments and obligations assumed by Atacocha in the Original Agreement and its amendments have been confirmed. The duration of the Agreements is until the end of life of the deposit. Similarly, Atacocha acquired and has subsequently renewed a right-of-way Agreement with the community of Ticlacayán for Atacocha’s hydraulic infrastructure to route water from the Huallaga river to two hydroelectric facilities at Marcopampa and Charpín. The term of the most recent renewal is for 20 years, until 2033. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-14

www.rpacan.com

Atacocha's financial commitments under these agreements are summarized in Table 20-3.

**TABLE 20-3 SUMMARY OF THE ATACOCHA'S COMMITMENTS ACQUIRED BY THE RIGHT OF LAND AND RIGHT OF WAY AGREEMENTS CELEBRATED WITH THE COMMUNITIES OF CAJAMARQUILLA AND TICLACAYÁN**
**Nexa Resources S.A. – Atacocha Mine**

| Agreements and amendments | Objectives | Community | Commitments acquired by Atacocha | Date/Term |
|---|---|---|---|---|
| Right of land celebrated with the community of Cajamarquilla (10/20/2004) | Right of land (13 hectares) for the construction of the Cajamarquilla's tailings deposit and auxiliary infrastructure | The community authorizes Right of land (13 hectares) for the construction and operation of the Cajamarquilla's tailings deposit and auxiliary infrastructure | Payment of 730,605.74 Soles, in works established in the Original Agreement and in its three (03) amendments. | Until the end of life of the deposit |
| First amendment (10/04/2006) Second amendment (06/03/2008) Third amendment (10/23/2012) | Each document records the progress in the fulfillment of the Commitments acquired by Atacocha. In the Third amendment, clause 5.1 the Community ratifies the fulfillment of all the commitments and obligations assumed by the Atacocha in the Original Agreement and its amendments. | | | |
| Renewal of the right of way celebrated with the community of Ticlacayan and its amendments (04/15/2013) | Renewal of the right of way celebrated with the community of Ticlacayan for Atacocha's hydraulic infrastructure to conduct water from the Huallaga river to the hydroelectric schemes Marcopampa and Charpín for the period of 4/15/2013 - 4/15/2033 | The community recognizes the agreement for the right of way for Atacocha's hydraulic infrastructure to conduct water from the Huallaga River to the hydroelectric schemes Marcopampa and Charpín for the period 1951 – 2008, its renewal for the period 2009 ongoing, and the renewal for the period of 4/15/2013 - 4/15/2033 | Payment of 1 600,000.00 Soles, at the signing of the contract. In addition: 120,000 Soles performing works in the 7 neighborhoods of the Community; 100,000 Soles for the electric power services; 680,000 Soles, for the development of projects in the Community (in two years); 1 000,000 Soles for work per concept of Taxes; Contracting of the communal enterprise in works realized by Atacocha; Hire people from the community in the different jobs that are generated | 20 Years |

Source: SRK (2017).

## SOCIAL RESPONSIBILITY POLICY FRAMEWORK

Atacocha has developed policies, protocols and operational procedures and practices that aim to address various aspects of the company's social responsibility with regard to its mining operations. These policies, protocols and procedures have been designed to meet host country requirements and comply with International Finance Corporation (IFC) standard PS-1 ("Environmental and Social Assessment and Management System (ESMS)") requirements. These policies and procedures are updated periodically in response to changing local

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-15*

www.rpacan.com conditions throughout the mine life. The current set of policies and procedures were last updated in 2012. As required by IFC PS-1, Atacocha’s management system is based on an overarching Corporate policy defining the environmental and social objectives and principles that will guide the project to achieve sound environmental and social performance. Atacocha’s policy aims to achieve the following: 1. Prevent, mitigate, minimize and control environmental impacts, occupational health and safety risks; training, motivating and listening to the opinion of its workers, to foster in them a culture regarding the environment, safety and health of the worker, as well as to its visitors and interested parties. 2. Ensure that all workers receive fair compensation according to the work they develop, as well as dignified working conditions, a conducive work environment and oriented to their working skills and personal development. 3. Develop activities in favor of the welfare of the populations that live in the environment of Atacocha’s operations, respecting their culture and traditions. 4. Promote the continuous improvement of the effectiveness of the Management System, through compliance with environmental standards, quality, occupational safety and health, contained in legal requirements and other accepted by the organization. 5. Providing a product that satisfies the quality required by its customers, in a timely manner, optimizing production costs, innovating and being internationally competitive. Also consistent with IFC PS-1, Atacocha’s Community Relationships Policy (SGI-GRS-P-15) aims to achieve the following: • Respect for communities’ culture, resources and traditions; • Treating local communities as strategic allies, seeking to develop activities that are of mutual benefit; • Promoting local employment and job opportunities with preferential local suppliers; • Developing local capacities to achieve competitiveness; • Promoting the social role of the company as an active actor that contributes to the local development under the leadership of the state authority, be it local, regional or national; • Orienting all social development initiatives in a manner that promotes self-management and sustainability, promoting the contribution of the beneficiaries themselves and co-financing to achieve shared development; Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-16

RPA
www.rpacan.com

- Establishing the understanding among staff that social responsibility traverses the whole company;
- Encouraging communication about the company's activities in the locality of its operations; and
- Generating social and environmental assets from the mining activity.

It is noteworthy that the project does not involve adverse impacts to Indigenous Peoples and therefore, IFC PS-7 does not apply.

Atacocha's policies are further implemented by a variety of protocols and operating procedures as summarized in Table 20-4:

**TABLE 20-4 SOCIAL RESPONSIBILITY PROTOCOLS AND PROCEDURES**
**Nexa Resources S.A. – Atacocha Mine**

| Protocol | Objectives | Operational Procedures |
|---|---|---|
| SGI-GRS-P-1. Community relations protocol | To ensure that Corporate management officials, collaborators and contractors conduct their activities with:<br>• Respect for local communities uses, traditions and culture (including avoiding violence and harassment, maintaining sentimental relationships, discrimination, use of intoxicating and illegal substances);<br>• Respect for natural resources, including archaeological remains;<br>• Respect for the role of the Corporate Community Relations function;<br>• Respect for the reputation of the Company; and<br>• Acquisition of local products. | • SGI-GRS-P1-01. Form to declare the understanding and commitment with the community relations protocol |
| SGI-GRS-04. Protocol to promote local development (social investment of the mining company) | To manage the company's social investment in a strategic and participatory manner to encourage local development in a manner that contributes to overall sustainable development through alliances or agreements or other cooperative actions that are aligned with local development plans in areas such as:<br>• Health and Nutrition<br>• Local Management<br>• Education<br>• Economic Development<br>• Water Management<br>• Climate Change. | • SGI-GRS-P04-01. Flow diagram of the local development promotion process |
| SGI-GRS-P-5. Protocol to promote local employment | To ensure the company incorporates the local labourforce into its operations in a sustainable way, guaranteeing fair access to employment as well as the efficiency in the performance of the workers, through:<br>• Promotion of local employment (e.g., medical examinations, general orientation and training)<br>• Formation of a local labour committee<br>• Review of labour commitments | • SGI-GRS-P5-01. Flow diagram for procedure to promote local employment<br>• SGI-GRS-P5-02. Form to keep and inventory of the local workforce |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-17*

RPA
www.rpacan.com

| Protocol | Objectives | Operational Procedures |
| --- | --- | --- |
| | • Maintaining of an inventory of local labourforce<br>• Identifying employment needs and gaps;<br>• Recruitment, selection and induction of staff. | • SGI-GRS-P5-03. Form to apply for a job |
| SGI -GRS-P-7. Protocol to address requests and complaints | To ensure the company has an adequate and consistent mechanism to register, investigate, evaluate and resolve the requests and claims that the population in the area of influence might have in relation to the activities of the company. Complaints and claims are to be resolved in an objective, efficient and fair manner. | • SGI-GRS-P7-1. Form to register complaints<br>• SGI-GRS-P7-2. Flow diagram for procedure to address requests and complaints<br>• SGI-GRS-P7-3. Closure notice form for complaints that have been addressed |
| SGI-GRS-P-13. Protocol for development and management of community relations | To ensure the company maintains its high reputational capital by generating social value and creating bridges of communication through preventive dialogue with the different social actors in the area of influence of the mine site. | • SGI-GRS-P13-01. Flow diagram for development of community relations<br>• SGI-GRS-P-13-02. Action plan form to support the development and management of community relations |

A review of the second modification of the Environmental Impact Assessment of the expansion of the Atacocha processing plant (2018) indicates that Atacocha is in the process of implementing numerous programs aimed at fulfilling its Social Responsibility policy commitments. These programs have also been allocated a budget (Table 20-5) for their implementation during construction, operations and closure phases.

**TABLE 20-5 PROPOSED SOCIAL RESPONSIBILITY PROGRAM BUDGETS**
**Nexa Resources S.A. – Atacocha Mine**

| Construction (Annually for 1 year) | Operations (Annually for 9 years) | Closure (Annually for 3 years) |
| --- | --- | --- |
| 478,541 Soles | 2,587,167 Soles | 105,000 Soles |
| ~ $145,000 USD (2019) | ~ $782,209 USD (2019) | ~ $32,000 USD (2019) |

Source: 2018 Environmental Impact Assessment (Table 6.5-17)

Table 20-6 identifies the Social Responsibility Program components, followed by a description of selected programs identified in Atacocha's overall Social Responsibility program.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-18*

RPA
www.rpacan.com

**TABLE 20-6 SOCIAL RESPONSIBILITY PROGRAM COMPONENTS AND OBJECTIVES**
**Nexa Resources S.A. – Atacocha Mine**

| Program | Objectives |
|---|---|
| Communication | • Inform the population within the direct social influence area and other stakeholders about the activities conducted by Atacocha<br>• Inform the population about mine closure plans |
| Mitigation of Social Impacts | • Inform with simple communication and supporting technical studies that the nearby communities are not going to be negatively affected by the mining activity<br>• Inform in a timely and transparent manner about realistic job opportunities during construction and operation |
| Social Contingencies | • Effective response to social circumstances that could result in social conflict |
| Local Employment | • Promote local employment to improve household income<br>• Train the younger population on job activities related to the mining industry |
| Livestock Activities | • Genetical improvement of sheep<br>• Improve salubrity in sheep farms |
| Health | • Implementation of medical campaigns to improve the health services for the communities |
| Education | • Provision of school supplies to children |
| Water Managements | • Promote efficient water use<br>• Promote the creation of local administrative committees for sanitary services |
| Vulnerable Groups | • Donation of provisions to senior citizens who live in poverty |
| Support to Local Festivities | • Encourage and promote the traditions in the communities through economic support |
| Community Project | • Improvement of the road and pedestrian trail in Anexo Machcán |
| Acquisition of local products, goods and services | • Promote economic development of the community enterprise in Yarusyacán contracting laundry and cleaning services with Esermy |
| Strengthening of Local Capabilities | • Conduct an inventory of labour force to maximize local employment<br>• Support training for members of local community enterprises<br>• Support training for local teachers |

Source: 2018 Environmental Impact Assessment (Table 6.5-17)

## SOCIAL MANAGEMENT PLAN

In accordance with Title V of Supreme Decree No. 040-2014-EM, and based on the Corporate policies, protocols and operating procedures, Atacocha has developed a comprehensive Social Management Plan. The plan is consistent with the Community Relations guidelines of Peru's Ministry of Energy and Mines (MINEM) and takes into account the results of surveys and interviews of local authorities and leaders undertaken by Atacocha. The objectives of the Social Management Plan are:

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-19*

www.rpacan.com • To maximize positive social impacts and prevent or minimize negative social impacts derived from the operational activities, thereby contributing to the welfare of society through dialogue and respect for people, society and environment. • To develop and maintain constructive relationships between the mining company, the population and interest groups in the area of direct social influence. • To channel and handle appropriately and timely doubts, complaints, concerns and queries related to Atacocha’s activities. • To contribute to the development of human and social capital in the area of direct social influence. LOCAL EMPLOYMENT PLAN Currently there are approximately 400 full-time employees at the site. Atacocha has developed specific targets for local employment during the operation and maintenance stage of the project. Atacocha has set an employment target of 75 people from local communities, of which 52% would be from the local population. Atacocha has projected that of this local labour component, there will be 30 people hired from the communities within the direct influence area. COMMUNICATION PROGRAM Atacocha has a permanent information office dedicated to receiving, managing and addressing complaints, claims, questions and information requests from the communities. To be proactive, Atacocha has also developed a communications program that involves the following activities: • • • Distribution of informative material (Quarterly). Social concern monitoring (Quarterly). A complaint management process aimed at preventing and managing possible social conflicts in the area. Meetings with local authorities (Quarterly). Guided tours (Quarterly). • • DISCUSSION AND RECOMMENDATIONS Available information indicates that Atacocha and its predecessors have fulfilled their commitments and obligations under their community Agreements up to October 2012. The Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-20

www.rpacan.com financial and other commitments in the most recent Agreement renewal were not available for review. Notwithstanding, and given that renewals appear to have been sought and ratified periodically (i.e., every 2 – 4 years), it is likely that new Agreement renewals are pending. This has not been independently verified. Therefore, RPA recommends that Atacocha’s commitments in the most recent Agreement renewals be reviewed and that their fulfilment be independently verified. Atacocha has developed a robust set of policies, protocols, and operational procedures and practices that aim to address various aspects of the Company’s Social Responsibility with regards to its mining operations. Available information suggests that the company continues to develop and implement various social management, local employment, and communication programs. These programs appear to be comprehensive in scope and address key community issues related to mining operations. However, no information was available as to the effectiveness of these programs in achieving their objectives. For example, no information was available with regard to the level of local employment achieved in relation to Atacocha’s local employment commitments. Therefore, RPA recommends that Atacocha actual social performance be independently verified in the context of its commitments (e.g., local employment) and social program objectives. MINE CLOSURE REQUIREMENTS Atacocha has developed a Closure Plan at a feasibility level for all its components within the context of the Peruvian legislation. This closure plan is periodically updated over the life of the mine. The Closure Plan addresses temporary, progressive and final closure actions, and post closure inspection and monitoring. Two years before final closure, a detailed version of the Mine Closure Plan will have to be prepared and submitted to the Peruvian Ministry of Energy and Mines for review and approval. The specific objectives of the Atacocha mine Closure Plan are as follows: • Health and safety – Securing public health and safety during execution of closure and post-closure activities, recovering the original environmental quality of the surroundings and developing feasible rehabilitation works from a biological, technical and financial perspective. • Physical stability – Long term closure design and measures adopting proper factors of safety for events with long recurrence periods. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-21

www.rpacan.com • Geochemical stability – Long term closure design and measures to prevent acid rock drainage that could impact natural waterbodies. • Land use – Proper uses following completion of rehabilitation activities in order to preserve the habitats for flora and fauna in the mine area of influence. • Waterbodies use – Maintain equilibrium in the micro-basins located in the mine area, preserving water quantity and quality, and implementing adequate water management. • Social objectives – Minimize socio-economic impacts as much as possible by executing social programs that preserve the way of life of local communities. Maximizing the number of mine components that can be scenario is one of the main closure criteria for Atacocha. subject to a walk-away closure The minimum closure activities to be considered are: • • • • • • • • • Demobilization of machinery and equipment Dismantling Demolition and salvage Physical stabilization Geochemical stabilization Water management Re-establishing the landscape contour Social programs Post-closure maintenance and monitoring Where possible, the surface water drainage pattern would need to be re-established to a condition similar to the original hydrological system. During site construction activities, topsoil is being stored separately to be used later for re-vegetation purposes. Waste materials will be decontaminated (if required), recycled when cost-effective, and disposed at a licensed facility. Facilities containing petroleum products, chemicals, solid waste, hazardous waste, and/or contaminated soil or materials will be dismantled and managed according to regulatory requirements. All hazardous waste will need to be managed according to existing laws and regulations and will be transported off site. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-22

www.rpacan.com The Mine Closure Plan concentrates on the decommissioning and closure of primary facilities and elements of infrastructure at Atacocha, which include: • • San Gerardo open pit; Underground mine and associated portal, ventilation shafts, support facilities and underground infrastructure; Waste rock dumps; Tailings storage facilities; Ore and topsoil stockpiles; The old (Chicrín No. 1, not active) and current (Atacocha, or Chicrín No. 2, active, including ore sorting, crushing, flotation circuit, thickener and filters, repulping pond) processing plants; Industrial water systems (intake, storage, distribution and waste water treatment); Quarries; Laydown areas and warehouses; Mechanical and maintenance shops; The fuel storage tank farm, secondary containments, and fueling station; Solid waste landfill; Hazardous waste storage facility area; The diesel power plant, power distribution substation, and power transmission lines; Mine access roads; Huallaga River derivation tunnel; Mine camp and administrative buildings; and Potable water and septic systems. • • • • • • • • • • • • • • • • Notwithstanding that the El Porvenir Mine has a separate Mine Closure Plan, the El Porvenir Tailings Facility forms part to the current project description and the closure requirements should therefore be considered for evaluation of Atacocha. A summary of the main proposed closure activities is presented in Table 20-7. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-23

RPA
www.rpacan.com

**TABLE 20-7 SUMMARY OF MAIN CLOSURE ACTIVITIES**
**Nexa Resources S.A. – Atacocha Mine**

| Mine Component | | Closure Activities |
|---|---|---|
| Mine | Open pits | • Slope stability analysis and slope contouring if required (physical stability)<br>• Fencing<br>• Removal of equipment<br>• Dismantling and demolition of structures |
| | Underground mine | • Plugging or filling of mine openings<br>• Dismantling and demolition of metallic and concrete structures<br>• Construction of drainage channels<br>• Placing of topsoil<br>• Re-vegetation |
| Waste disposal facilities | Waste dumps<br>Landfills | • Slope contouring (physical stability)<br>• Cover installation and revegetation<br>• Post-closure water monitoring<br>• Implementation of dykes for surface water runoff control |
| | Tailings storage facilities (Atacocha & El Porvenir) | • Leveling and recontouring<br>• Cover installation and re-vegetation<br>• Construction of perimeter channels |
| Other infrastructure | Ore stockpile<br>Shotcrete plant<br>Process plant<br>Shops<br>Power transmission lines<br>Hazardous waste storage areas<br>Laydown areas<br>Access roads | • Removal of low-grade ore<br>• Dismantling, demolition, salvaging and disposal of structures<br>• Removal of equipment<br>• Removal of contaminated soils<br>• Transportation to authorized disposal areas<br>• Cleaning and purification of tanks and deposits<br>• Recontouring of terrain, re-vegetation and habitat rehabilitation |
| Staff facilities | Mine camp<br>Administrative buildings<br>Potable water and septic systems | • Mobilization of equipment, machinery and personnel<br>• De-energization<br>• Dismantling and removal of structures and equipment to authorized disposal areas<br>• Dismantling and demolition of concrete structures<br>• Recontouring of terrain and re-vegetation |
| Borrow Areas | Quarries | • Cut and fill (physical stability)<br>• Fencing<br>• Construction of drainage channels<br>• Re-vegetation |

The old Atacocha TSFs are reportedly closed by covering with 0.5 m or clay, 0.3 m of topsoil and have been revegetated. Presumably the current TSF will require similar closure measures. The borrow source and cost estimate for closure reclamation should be reviewed.

It is noted that the design criteria for the El Porvenir and Atacocha TSFs closure planning are to Peruvian Standards, which are less stringent than Canadian dam safety guidelines. For example, the Atacocha and El Porvenir tailings dams have been designed to meet stability

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-24*

www.rpacan.com requirements for a 2500-year return earthquake with estimated peak ground acceleration of 0.4 times the acceleration due to gravity, which is significant. Post-seismic stability analyses for El Porvenir dam were carried out by Ausenco (2016) to demonstrate dam stability but no information was provided related to the risk of failure of the emergency spillway inlet control structure and the potential for liquefied tailings release through the spillway tunnel. The ultimate tailings level is some 50 m above the spillway tunnel invert. The El Porvenir TSF emergency spillway has been designed to pass the Probable Maximum Flood resulting from 146 mm of precipitation in 6 hours, which is appropriate given the size of the dam. It is not clear that the post-closure flood routing assumed the perimeter watershed diversion channels would still be in service in the long-term. The risk of diversion channel blockage and potentially higher inflows to the TSF should be evaluated with additional freeboard added to the dam crest, if required, to ensure the dam is not overtopped. A comprehensive dam safety review is recommended in order to finalize the detailed closure plan prior to moving into the closure stage. Physical, chemical, biological and social stability conditions following closure will be verified through implementation of the post-closure maintenance and monitoring program. Monitoring will also support the evaluation and verification of compliance with closure activities, and the identification of deviations leading to the adoption of corrective measures. The monitoring activities will be carried out considering the Peruvian Environmental Quality Standards and Maximum Permissible Limits, as well as criteria set in the Mine Closure Plan for physical, chemical, biological and social stability. Post-closure monitoring activities involve the following: • Physical – Displacements and settlements on slopes; the monitoring frequency will be quarterly during the first two years and biannually the following three years. • Geochemical – Surface water quality monitoring in order to evaluate the effectiveness of the measures established; the monitoring frequency will be biannually for five years. • Hydrological – Technical inspections programmed to identify possible erosions, settlements, collapses and obstructions; the monitoring frequency will be biannually for five years. • Biological – Verify the effectiveness of the designed coverage and rehabilitation systems, evaluate the success of the systems of re-vegetation and evaluate the need Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 20-25

RPA
www.rpacan.com

of complementary sowing, fertilization and weed control; the monitoring frequency will be biannually for five years (dry and wet season).

- Social – Development of a set of actions that will allow to verify the efficiency and effectiveness of the social programs at mine closure in accordance with established objectives, and adoption of corrective measures as required.

A closure cost estimate was developed and included in the Mine Closure Plan. The total value estimated in 2016 for the remaining life of mine (2019 to 2026) is US$15.3 million, including local taxes. A detailed breakdown of the cost estimate is provided in the second modification of the Atacocha Mine Closure Plan (DR-98-2016-MEM-DGAAM, 04/04/2016).

## CONCLUSIONS AND RISKS

No known environmental issues were identified from the documentation review. Atacocha complies with applicable Peruvian permitting requirements. The approved permits address the authority's requirements for operation of the open pit and underground mine, tailings storage facilities, waste rock dumps, process plant, water usage and effluents discharge.

The risks and recommendations identified are presented in Table 20-8. Opportunities identified are presented in Table 20-9.

**TABLE 20-8 SUMMARY OF RISKS IDENTIFIED**
**Nexa Resources S.A. – Atacocha Mine**

| Risk | Issue | Recommendation |
|---|---|---|
| Uncertainty regarding the potential for acid generation | Due to the variability of the samples and the reduced numbers of samples tested, waste rock is considered to have an uncertain acid generation potential. | Geochemical evaluation should continue, including additional static and kinetic geochemical testing on waste rock and tailings samples, together with robust water quality monitoring to verify compliance with the national environmental standards and the appropriateness of the waste rock disposal and water management procedures that are in place. |
| Possible interruption of mine operations due to water management issues | Since the El Porvenir milling operations draw reclaim water from the El Porvenir TSF, a temporary suspension of El Porvenir milling operations could impact the el Porvenir TSF water balance and the Atacocha tailings disposal. | Development of an integrated water balance that reflects the interaction between the Atacocha and El Porvenir operations from a water balance perspective. |
| Not considering El Porvenir TSF as part of the Atacocha mine for closure planning of Atacocha | Implications of the El Porvenir TSF closure requirements on the Atacocha | Inclusion of El Porvenir TSF in the Atacocha Mine Closure Plan. |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 20-26*

RPA www.rpacan.com

| Risk | Issue | Recommendation |
|---|---|---|
| | operation, closure planning and closure cost estimate. | |
| El Porvenir TSF dam integrity | Safety of operating an upstream raise tailings dam requires wide beaches to ensure the water table remains low. Rapid increases of pond water level and potentially higher inflows to the TSF in the event of diversion channel blockage could results in a high pond level in the long-term. | Carry out a risk assessment and confirm that closure design basis considers potential diversion of channel blockage. |
| Failure of the El Porvenir TSF dam emergency spillway inlet | The ultimate spillway tunnel design includes a drop structure some 50 m high that is prone to cracking due to earthquake forces. In an extreme event, liquefied tailings could flow into the tunnel. | Carry out a risk assessment. |
| Existing Agreement regarding the Right of land celebrated with the community of Cajamarquilla and Agreement regarding right of way celebrated with the community of Ticlacayán may require amendment | In the event of non-compliance with commitments of the agreement, the communities may refuse to ratify the agreement | Atacocha's commitments in the most recent Agreement renewals should be reviewed and the fulfilment of obligations and commitments be independently verified. |

## TABLE 20-9 OPPORTUNITIES FOR OPTIMIZATION
### Nexa Resources S.A. – Atacocha Mine

| Opportunity | Action Required |
|---|---|
| Optimization of construction, tailings deposition and water management between the Atacocha and El Porvenir operations in order to prevent situations where potential problems with one of the tailings dams could impact continuity of the sister operation. | Integration of tailings deposition planning and water management planning between both operations. |
| A review of the Atacocha's social performance and the effectiveness of their Social Responsibility programs in achieving their objectives will allow Atacocha to adapt their social programs on an annual basis to be responsive to community issues and concerns. Annual reporting will make Atacocha more transparent with local communities and other stakeholders and help maintain their "social license" to operate. | Atacocha actual social performance should be independently verified in the context of its commitments (e.g., local employment) and social program objectives. The results should be communicated to local communities and other stakeholders . |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019* *Page 20-27*

RPA
www.rpacan.com

# 21 CAPITAL AND OPERATING COSTS

## CAPITAL COSTS

A summary of the capital costs for the Project is given in Table 21-1.

**TABLE 21-1 LOM CAPITAL COSTS**
**Nexa Resources S.A. – Atacocha Mine**

| Item | Total (US$000) |
|---|---|
| **Sustaining Capital Cost** | **97,451** |
| Environmental | 346 |
| Heavy Mobile Equipment | 16,456 |
| Mining Facilities | 3,763 |
| Metallurgical Plant | 7,435 |
| Safety | 5,731 |
| Tailing Dam | 18,755 |
| Waste Deposit | 14,500 |
| Others | 2,104 |
| Capital Development | 28,362 |

Sustaining capital development consists of 14,200 m of primary development or an average of 2,400 m per year over six years with requirements decreasing progressively over the LOM.

Mine closure costs are listed annually in Table 21-2 and cover rehabilitation, dismantling, tailings, and closure of mine accesses.

**TABLE 21-2 LOM CLOSURE COSTS**
**Nexa Resources S.A. – Atacocha Mine**

| Year | Closure Cost (US$000) |
|---|---|
| 2019 | 892 |
| 2020 | 5,979 |
| 2021 | 6,222 |
| 2022 | 444 |
| 2023 | 443 |
| 2024 | 443 |
| 2025 | 442 |
| 2026 | 443 |
| **LOM Total** | **15,308** |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 21-1*

RPA
www.rpacan.com

The capital costs for Atacocha appear to be reasonable to RPA. Approximately $79 million will be spent over the next three years for sustaining capital, including mine development, tailings storage facility, waste rock disposal, and mobile mine equipment. An additional $19 million is spent on sustaining capital from 2022 to the end of the mine life.

## OPERATING COSTS

The unit operating costs for the Atacocha underground mine are listed in Table 21-3. Lateral capital and operating development are estimated at $1,995/m and raise development is estimated at $500/m.

**TABLE 21-3 ATACOCHA LOM OPERATING COSTS**
**Nexa Resources S.A. – Atacocha Mine**

| Item | Units | CAF | SLS |
|---|---|---|---|
| Mining | US$/t Processed | 52.50 | 46.36 |
| Processing | US$/t Processed | 9.82 | 9.82 |
| General and Administrative | US$/t Processed | 8.82 | 8.82 |
| **Total** | **US$/t Processed** | **71.13** | **61.99** |

The unit operating costs for San Gerardo open pit mine are listed in Table 21-4.

**TABLE 21-4 SAN GERARDO LOM OPERATING COSTS**
**Nexa Resources S.A. – Atacocha Mine**

| Item | Units | Unit Cost |
|---|---|---|
| Ore Mining | US$/t Processed | 4.48 |
| Waste Mining | US$/t Processed | 2.26 |
| Processing | US$/t Processed | 9.82 |
| General and Administrative | US$/t Processed | 5.93 |

Unit operating cost estimates are based on analysis of budgeted fixed and variable costs, which compare well to historical actuals.

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 21-2*

www.rpacan.com 22 ECONOMIC ANALYSIS Under NI 43-101, this section is not required as Atacocha is currently in operation and there is no material expansion of current production. RPA has performed an economic analysis of the Atacocha Mine using the LOM weighted average metal prices shown in Table 22-1, at the forecasted production rates, metal recoveries, and capital and operating costs estimated in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves. TABLE 22-1LOM WEIGHTED AVERAGE METAL PRICES Nexa Resources S.A. – Atacocha Mine Commodity Zinc Lead Copper Silver Gold LOM Average Price US$2,603/t US$2,178/t US$6,437/t $18.99/oz $1,360/oz US$1.18/lb US$0.99/lb US$2.92/lb Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 22-1

www.rpacan.com 23 ADJACENT PROPERTIES Nexa Resources maintains ajoining mining concessions which encompass both El Porvenir and Atacocha mines. Figure 23-1 outlines all the mining concessions in the vicinity of the Atacocha and El Porvenir mines. In the North, Atacocha mine’s concessions are surrounded by Paragsha S.A.C. Mining Company’s concessions, the Vichaycocha Mining Company’s concessions, and Exploradora de Vinchos Ltda.’s concessions. These companies are subsidiaries of the Volcan Group. Within Atacocha mine’s concessions, San Sebastian AMC S.C.R.L. maintains a claim in to the north. This can be seen in purple in Figure 23-1. San Sebastian AMC S.C.R.L. is a subsidiary of the Volcan Group. Corporación Minera Centauro S.A.C.owns the concessions to the east of Nexa Resources’ concessions. This is worth noting as Corporación Minera Centauro S.A.C. is a Peruvian capital company who focuses on the exploration, mining and processing of polymetallic minerals such as gold, silver, and copper. Nexa also maintains a group of mining concessions located within the boundaries of some of Volcan Groups properties. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 23-1

www.rpacan.com 23-2 Figure 23-1 N March 2019Source: Atacocha, 2019. Legend: 0246810 Kilometres Nexa Resources S.A. Atacocha Mine Province of Pasco, Central Peru Mining Concessions in Vicinity of Atacocha and El Porvenir

www.rpacan.com 24 OTHER RELEVANT INFORMATION No additional information or explanation understandable and not misleading. DATA AND is necessary to make this Technical Report Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 24-1

www.rpacan.com 25 INTERPRETATION AND CONCLUSIONS RPA has the following conclusions: Plans for integration of Atacocha and El Porvenir mines has been impacted by the changes to the San Gerardo open pit mine Mineral Reserves. GEOLOGY AND MINERAL RESOURCES • The Mineral Resource estimate was prepared by Nexa. The resource estimate has been audited and accepted by RPA. • Exclusive of Mineral Reserves, the EOY Measured and Indicated Mineral Resources include: oAtacocha underground: 2.22 Mt at 3.50% Zn, 1.14% Pb, 0.29% Cu, and 63.9 g/t Ag containing 77,000 t of zinc, 25,200 t of lead, 6,400 t of copper, and 4.6 million ounces (Moz) of silver. oSan Gerardo open pit: 3.74 Mt at 1.26% Zn, 0.88% Pb, 0.05% Cu, 29.6 g/t Ag, and 0.23 g/t Au containing 47,300 t zinc, 32,800 t lead, 1,900 t copper, 3.6 Moz silver, and 28,000 oz gold. • In addition, EOY2018 Inferred Mineral Resources total 4.95 Mt at 3.46% Zn, 1.52% Pb, 0.35% Cu, and 102.7 g/t Ag for Atacocha underground and 0.80 Mt at 1.08% Zn, 0.93% Pb, 0.03% Cu, 31.4 g/t Ag, and 0.50 g/t Au for San Gerardo open pit. • CIM (2014) definitions were followed for Mineral Resources. • The San Gerardo resource decreased significantly mostly because of changes to the geological interpretation. • The deposit contains significant zinc, lead, copper, silver, and gold mineralization hosted in the Chambara Formation (part of Pucara Group) around the Santa Bárbara and the San Gerardo stocks (Oligocene porphyries) that cut the limestone rocks to produce the skarn mineralization. • Atacocha has features of skarn, replacement, hydrothermal vein/breccia-style, and porphyry mineralization. • A large Project database containing geological and geochemical information has been compiled forming the foundation upon which future exploration programs can be designed. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 25-1

www.rpacan.com • Nexa has defined a number of good exploration targets. • Sampling and assaying are adequately completed and have been generally carried out using industry standard QA/QC practices.The database is suitable to support a Mineral Resource estimate. • The assumptions, parameters, and methodology used for the Atacocha Mineral Resource estimates are appropriate for the style of mineralization and mining methods. • A number of polymetallic prospects located near the deposits have been outlined and warrant additional exploration. • The Mineral Resource estimates are completed to industry standards using reasonable and appropriate parameters and are acceptable for conversion to Mineral Reserves. MINERAL RESERVES AND MINING • The Atacocha and San Gerardo Mineral Reserve estimates were completed by Nexa and were reviewed and adopted by RPA. • The EOY2018 Proven and Probable Mineral Reserves for the Atacocha underground and San Gerardo open pit total 9.8 Mt at grades of 2.15% Zn, 1.29% Pb, 0.12% Cu, 51.2 g/t Ag, and 0.13 g/t Au, which results in a six year mine life for the Atacocha operation. • The Atacocha Mineral Reserve estimate tonnage is reduced by 51% compared to the previous estimate dated December 31, 2017, which is primarily due to changes in the Mineral Resource model. • Applications for the updated San Gerardo environmental and operational licences that are required to execute the open pit mine plan have been submitted and are under consideration for approval. • A pre-feasibility level geotechnical study analyzing the San Gerardo slope design and stability has been completed in February 2019, and generally supports the previous open pit design parameters. • Underground mining operations at Atacocha are well established and carried out by an experienced workforce. The underground mining methods include CAF and SLS. These are appropriate mining methods for the deposit. The San Gerardo open pit has been in operation since 2016 utilizing a contractor workforce. • Mine planning for the Atacocha mine follows industry standards. The Mineral Reserve estimates have been prepared using acceptable estimation methodologies and the classification of Proven and Probable Mineral Reserves conforms to CIM (2014) definitions. • The LOM plan sustaining capital costs, inclusive of capital development, tailings dam expansion and replacement mining equipment, are estimated to total US$96.9 million and are considered reasonable. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 25-2

www.rpacan.com • Efforts to reconcile the resource models for surface and underground mine production as a combined feed to the process plant have been largely unsuccessful due to inaccuracies in the previous resource model and the complexities associated with reconciling multiple feeds. PROCESSING • Ore head grades at the Atacocha concentrator have changed since the introduction of San Gerardo open pit ore in early 2016. Head grades of zinc and copper have decreased, while the head grade of gold has increased, but has also become more variable. Lead head grade has remained relatively steady. • Recoveries are related to the head grades. Zinc recovery has dropped from 88% in 2015 to 78% in 2018, and gold recovery has almost doubled from 36% in 2015 to 64% in 2018. Additionally, copper recovery dropped from 26% to approximately 8% over the same time period. ENVIRONMENTAL CONSIDERATIONS • No known environmental issues were identified from the documentation review. Atacocha complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the open pit and underground mine, tailings storage facilities, waste rock dumps, process plant, water usage, and effluents discharge. • There is a comprehensive Environmental Management Plan in place, which includes a complete monitoring program for effluent discharges, gas emissions, air quality, non-ionizing radiation, noise, surface water quality, groundwater quality, springs water quality, vibrations, soil quality, terrestrial biology (vegetation and wildlife), and aquatic biology. Atacocha reports the results of the monitoring program to the authorities according to the frequency stated in the approved resolutions and no compliance issues have been raised by the authorities. • A Mine Closure Plan has been developed for all the mine components within the context of Peruvian legislation and is periodically updated. • Atacocha has developed an appropriate set of policies, procedures and practices that aim to address various Responsibility with regard to its mining operations. protocols, and operational aspects of Nexa’s Social Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 25-3

www.rpacan.com 26 RECOMMENDATIONS RPA has the following recommendations: GEOLOGY AND MINERAL RESOURCES • Improve reconciliation processes so that production data can be used to calibrate future resource and reserve models. • Divide mineralization domains where groups of wireframes have been merged to avoid sharing of samples. • Incorporate some high grade domains by element to prevent smearing of high grades into low grades and vice versa. • Consider modelling by element if both spatial and statistical correlations are not reasonable. • Incorporate, in future models, a structural model to help properly define mineralization wireframe geometry and continuity in the structurally controlled zones. • Investigate if capping levels should be applied based on high grade and low grade domains for lead, copper, and silver. • Increase the number of density samples in areas that currently have insufficient density tests available. • Implement QA/QC procedures that will reduce CRM failure rates and improve the field duplicate precision. Additionally, incorporate CRMs in the external checks. • Complete the 2019 exploration program, consisting of a 76,000 m drill program to explore new targets and continue with advanced exploration. The 2019 exploration program budget is approximately US$10.9 million. MINERAL RESERVES AND MINING • Evaluate and implement procedural changes that will improve reconciliation of production results to the Mineral Resource and Mineral Reserve estimates. Adjust estimation parameters based on reconciliation findings. • Carry out San Gerardo mine geotechnical drilling, testing, and analysis to update slope stability analysis to the operating mine level. • Use stope reconciliation results and stope performance analysis to evaluate SLS stope designs. Optimize SLS geotechnical and stope design parameters and evaluate the potential to increase SLS stoping production quantities, and subsequently increase Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 26-1

www.rpacan.com productivity, reduce overall mine operating costs, and reduce dilution associated with mining narrow zones. • Carry out geotechnical analysis of Atacocha underground ground support standards. • Continue to evaluate the benefits of integrating Atacocha with El Porvenir through strategic planning and modelling processes, including improved materials handling solutions, increased workforce efficiency and utilization, and optimized feeds for process facilities. PROCESSING • Additional test work may be beneficial in evaluating whether or not the Atacocha concentrator flotation operation can be optimized to further improve the recovery of gold resulting from the introduction of San Gerardo ore. • Investigate the applicability of gravity gold recovery from San Gerardo ore and evaluate the economics of retrofitting a gravity circuit to the concentrator. ENVIRONMENTAL CONSIDERATIONS • Review Atacocha’s commitments in the most recent agreement renewals and ensure that their fulfilment is independently verified. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 26-2

www.rpacan.com 27 REFERENCES Amec Foster Wheeler, 2017: Revisión de la Base de Datos – 2017 Atacocha P00044-0000-DT30-RPT-0001 prepared in June 2017. Ausenco, 2016a: Milpo Andina Perú S.A.C. Ingeniería de Detalle Recrecimiento del Dique El Porvenir – Cota 4056. Report No. 101521-01-RPT-005 Rev. B. August 2016. Ausenco, 2016b: Milpo Andina Perú S.A.C. Ingeniería de Detalle del Recrecimiento de la Presa de Relaves El Porvenir – Cota 4100. Report No. 101521-01-RPT-002 Rev. 0. August 2016. Ausenco, 2018a: Cía. Minera Atacocha S.A.A. Ingeniería de Detalle del Depósito de Desmonte Atacocha – Fase 5 – Etapa B. Informe de Ingeniería. Report No. 102377-01-RPT-003 Rev. 0. May 2018. Baumgartner, R., Fontboté, L., and Vennemann, T., 2008: Mineral Zoning and Geochemistry of Epithermal Polymetallic Zn-Pb-Ag-Cu-Bi Mineralization at Cerro de Pasco. Economic Geology, Vol. 103, pp 493-537. Benavides-Caceres, V.,1999: Orogenic Evolution of the Peruvian Andes. in Geology and Ore Deposits of the Central Andes, Soc. Econ. Geo. Special Pub. No. 7, Skinner, B.J. (Ed), pp 61-107. Cobeñas, B.G.R., 2008: Cinturonas metalogénicos cenozoicos en Pasy y Huánuco: tipos de yacimientos y naturaleza geoquímica de los magmas asociados: Universidad Nacional Mayor do San Marcos, Facultad de Ingeniera Geologica, Minera, Metalurgica y Geografica, Tesis, 75p. Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014. Clark, A.H., Farrar, E., Kontak, D.J., Langridge, R.J., Arena, F., Francem L.J., McBride, S.L., Woodman, P.L., Wasteneys, H.A., Sandeman, H.A. and Archibald, D.A., 1990: Geologic and Geochronological Constraints on the Metallogenic Evolution of the Andes of Southern Peru. Econ. Geo., Vol. 85, pp. 1520-1583. Cobbing, J., Quispesivana, Q.L. and Paz, M.M., 1996: Geologia de los Cuadrángulos de Ambo, Cerro Pasco y Ondoles, Hojas: 21-k, 22-k, 23-k: INGEMET, Boletin No. 77, Serie A: Carta Geologica Nacional, 252p. Ellison, R.A., Klink, B.A., and Hawkins, 1989: Deformation events in the Andean cycle in the Altiplano and Western Cordillera, southern Peru. Journal of South American Earth Sciences, Vol. 3 pp. 263-276. Engler, A., 2009: The Geology of South America. GEOLOGY Vol. IV, pp. 374-405. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 27-1

www.rpacan.com Geoconsultoria 2013: Presa de Relaves Atacocha - Ficha Técnica. Drawing No. MP03-DE-004 Rev. 2 dated August 5, 2013. Geoconsultoria 2015: Presa de Relaves El Porvenir - Instrumentación. Drawing No. MP05-DE-002 Rev. 5 dated June 10, 2015. Geoconsultoria 2016: Evaluación Anual de Seguridad 2015 - Unidad Minera El Porvenir. Report No. MP05-RT-06 dated March 2016. Hammarstrom, J.M., Kotlyar, B.B., Theodore, T.G., Elliott, J.E., John, D.A., Doebrich, J.L., Nash, J.T., Carlson, R.R., Lee, G.K., Livo, K.E., and Klein, D.P., 1991: Cu-Au and Zn-Pb Skarn Deposits: U.S. Geological Survey Open File Report 95-0831, Ch. 12, pp. 90-111. Huertas del Pino, L.F., Saavedra, S., and Salazar, A., 2017: Legal Opinion – Atacocha Mine. A review and legal opinion of mineral titles prepared by Osterling Abogados for SRK Consulting (Peru) S.A. (July 24, 2017). Johnson, R.F., Lewis, R.W., and Abele, C.G., 1955: Geology and Ore Deposits of the Atacocha District, Departamento de Pasco, Perú. Geological Survey Bulletin 975-E, 56p. Kirkham, R.V., 1972: Porphyry deposits, in Blackadar, R.G., ed., Report of Activities Part B, November 1971 to March 1972: Geological Survey of Canada, Paper 72-1b, pp. 62-64. Kirkham, R.V., 1971: Inter-mineral intrusions and their bearing on the origin of porphyry copper and molybdenum deposits: Economic Geology, v. 66, pp. 1244-1250. Kirkham, R.V., and Sinclair, W.D.,1995: Porphyry copper, gold, molybdenum, tungsten, tin, silver, in Eckstrand, O.R., Sinclair, W.D., and Thorpe, R.I., eds., Geology of Canadian Mineral Deposit Types: Geological Survey of Canada, Geology of Canada, no. 8, pp. 421-446. Mégard, F., 1968: Geologia de Cuadrángulo de Huandayo: Boletin del Servicio de Geologia y Mineria 18, 123p. Nexa Resources Peru S.A.A., 2019a: Letter provided to RPA by Magaly Bardales, Legal Corporate Manager and Institutional Affairs, for the purpose of expressing an opinion on the Section 4 content in the Technical Report, Lima, March 01, 2019. Nexa Resources Peru S.A.A., 2019b, Quality Assurance (QA)/Quality Control (QC) annual reports for 2017-2018. Nexa Resources Peru S.A.A., 2019c, Informe de Validación de Base de Datos Atacocha prepared in 2018. Peterson, U., 1999: Magmatic and metallogenic evolution of the Central Andes. In Geology and ore deposits of the Central Andes (Skinner, B.; editor). Society of Economic Geology, Special Publication, No. 7, pp. 109-153. Sinclair, W.D., 1995: Porphyry Mo (Low F-Type), in Lefebure, D.V. and Ray, G.E., eds., Selected British Columbia mineral deposit profiles, Volume 1 - Metallics and coal: British Columbia Ministry of Energy of Employment and Investment Open File 1995-20, pp. 93-96. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 27-2

www.rpacan.com SRK Consulting (Peru) S.A., 2017: Independent Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators for Atacocha Mine, Peru. A technical report prepared by Saez, F., Gilbertson, J., Mondragon, A., Samaniego, A., Sepulveda, D., and Winkelmann, N. for VM Holding S.A., dated August 15, 2017. SRK Consulting (Peru) S.A., 2019: Estudio Geotécnico para el Diseño de Taludes del Tajo C – San Gerardo, February 2019. Soler and Bonhomme, 1988: Oligocene magmatic activity and associated mineralization in the polymetallic belt of central Peru. Economic Geology, 83(3), 657-663. Transmin Metallurgical Consultants, 2013: Estudio Geometalurgico Preliminar para Unidad Minera Atacocha, 13 June 2018 Zevallos, P., 1975: Geologia de Milpo: Boletin de la Sociedad Geologia del Perú, Tomo 46, pp. 127-136. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 27-3

www.rpacan.com 28 DATE AND SIGNATURE PAGE This report titled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” and dated March 22, 2019 was prepared and signed by the following authors: (Signed and Sealed) Scott C. Ladd Dated at Toronto, ON March 22, 2019 Scott C. Ladd, P. Eng. Principal Mining Engineer (Signed and Sealed) Rosmery Cardenas Dated at Toronto, ON March 22, 2019 Rosmery Cardenas, P. Eng. Principal Geologist (Signed and Sealed) Avakash Patel Dated at Toronto, ON March 22, 2019 Avakash Patel, P.Eng. Principal Metallurgist (Signed and Sealed) Luiz Vasquez Dated at Toronto, ON March 22, 2019 Luiz Vasquez, M.Sc., P.Eng. Associate Environmental Specialist Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 28-1

www.rpacan.com 29 CERTIFICATE OF QUALIFIED PERSON SCOTT C. LADD I, Scott C. Ladd, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of the Laurentian University, Sudbury, Ontario in 1998 with a B.Eng. degree in Mining Engineering. 3. I am registered as a Professional Engineer in the Province of British Columbia (Reg. #167289). I have worked as a mining engineer for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Principal Mining Consultant and Regional Manager responsible for Canadian operations with an Australian based mining consulting firm. Preparation of scoping, prefeasibility, and feasibility level studies and reporting for due diligence and regulatory requirements. Principal Mining Engineer with an international diamond corporation, responsible for technical and operational leadership, support, and guidance for all Canadian operating mines and projects. Director, Operations Performance Management and Strategic Mine Planning with a major Canadian mining company. Open Pit Mine Manager/Technical Services Superintendent at a coal mine in Alberta. • • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I visited the Atococha Mine on September 5 to 7, 2018. 6. I am responsible for Sections 15 and 16 and 18 to 22, and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-1

www.rpacan.com 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019. (Signed and Sealed) Scott C. Ladd Scott C. Ladd, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-2

www.rpacan.com ROSMERY J. CÁRDENAS I, Rosmery Julia Cárdenas Barzola, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of Universidad Nacional de Ingenieria, Lima, Peru, in 2002 with a B.Sc. degree in Geological Engineering. 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #100178079). I have worked as a geologist for a total of 16 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Resource estimation, geological modelling, and QA/QC experience ranging from greenfield projects to operating mines, including open pit and underground. Review and report as a consultant on numerous exploration, development, and production mining projects around the world for due diligence and regulatory requirements. Evaluation Geologist and Resource Modelling Geologist with Barrick Gold Corporation at Pueblo Viejo Project (Dominican Republic) and Lagunas Norte Mine (Peru). Geologist at a polymetallic underground mine in Peru in charge of exploration and definition drilling. • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I visited the Atococha Mine on September 5 to 7, 2018. 6. I am responsible for Sections 4 to 14 and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 222nd day of March, 2019. (Signed and Sealed) Rosmery Cardenas Rosmery J. Cárdenas, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-3

www.rpacan.com AVAKASH PATEL I, Avakash Patel, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Vice President, Metallurgy and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of the University of Regina, Saskatchewan in 1996 with a B.A.Sc. in Regional Environmental Systems Engineering (Civil/Chemical). 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #90513565) and in the Province of British Columbia (Reg. #31860). I have worked as a metallurgical engineer for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Reviews and reports as a metallurgical consultant on numerous mining operations and projects for due diligence and regulatory requirements. Senior positions at numerous base metal and precious metal operations, and consulting companies responsible for general management, project management, and process design. Sr. Corporate Manager – Metallurgy and Mineral Processing with a major Canadian mining company and a junior Canadian mining company. Manager of Engineering/Processing Engineering with two large international Engineering companies responsible for designing, planning, and execution for multiple complex mining projects. • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I did not visit the Atacocha Mine. 6. I am responsible for Sections 13 and 17 and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-4

www.rpacan.com 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019. (Signed and Sealed) Avakash Patel Avakash Patel, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-5

www.rpacan.com LUIS VASQUEZ I, Luis Vasquez, M.Sc., P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am a Senior Hydrotechnical Engineer with SLR Consulting (Canada) Ltd. at 36 King St. East 4th Floor in Toronto, ON, M5C-1E5. 2. I am a graduate of Universidad de Los Andes, Bogotá, Colombia, in 1998 with a B.Sc. degree in Civil Engineering. 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #100210789). I have worked as a as a civil engineer on mining related projects for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Preparation of numerous environmental impact assessments for mining projects located in Canada, and Perú for regulatory approval. Preparation of multiple mine closure plans for mining projects in Canada and Perú. Preparation of several scoping, prefeasibility, feasibility and detailed design level studies for projects located in North America, South America, the Caribbean and Asia with a focus on planning, design and safe operation of water management systems and waste disposal facilities. • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I did not visit the Atacocha mine site. 6. I am responsible for Section 20, portions of Section 18, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019 (Signed and Sealed) Luiz Vasquez Luis Vasquez, M.Sc., P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-6

www.rpacan.com 30 APPENDIX LAND TENURE 1 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 30-1

RPA
www.rpacan.com

# TABLE 30-1 ATACOCHA MINING CONCESSIONS AS OF DECEMBER 31, 2018

## Nexa Resources S.A. - Atacocha Mine

| NUMBER | CODE | CONCESSION | TITLE HOLDER | STATUS | DATE | REGISTRATION | AVAIBLE AREA (ha) |
|---|---|---|---|---|---|---|---|
| 1 | 010000216L | ACUMULACION ATACOCHA 1 | NEXA RESOURCES ATACOCHA S.A.A. | Acumulación D.M. Titulada | 25/01/2016 | P-11246469 | 43.94 |
| 2 | 04009516X01 | AGUSTIN | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 07/06/1951 | P-02013182 | 3.99 |
| 3 | 04007683X01 | ALICIA | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 27/07/1927 | P-02003967 | 4.00 |
| 4 | 04012577X01 | AMERICA DEL SUR | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 06/06/1979 | P-20004303 | 19.97 |
| 5 | 04005440X01 | ANGELICA | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 06/11/1915 | P-02005828 | 5.99 |
| 6 | 04008194X01 | ANITA | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 17/12/1935 | P-02010141 | 11.98 |
| 7 | 04005504X01 | ANTRIM | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 23/02/1916 | P-02010284 | 2.00 |
| 8 | 04007294X01 | ARDA TROYA | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 05/05/1924 | P-02010189 | 3.60 |
| 9 | 04010250X01 | ATACOCHA Nº 3 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 09/12/1955 | P-02014140 | 4.91 |
| 10 | 04010501X01 | ATACOCHA Nº 4 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 19/06/1957 | P-02014782 | 1.69 |
| 11 | 04010502X01 | ATACOCHA Nº 5 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 19/06/1957 | P-02013944 | 1.70 |
| 12 | 04008462X01 | C.M.A. Nº 1 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 10/10/1939 | P-02010140 | 4.00 |
| 13 | 04009575X01 | C.M.A. Nº 12 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 20/10/1951 | P-02013903 | 99.87 |
| 14 | 04009757X01 | C.M.A. Nº 13 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 24/04/1952 | P-02013942 | 24.97 |
| 15 | 04009758X01 | C.M.A. Nº 14 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 24/04/1952 | P-02013971 | 20.97 |
| 16 | 04009759X01 | C.M.A. Nº 15 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 24/04/1952 | P-02014165 | 99.87 |
| 17 | 04009760X01 | C.M.A. Nº 16 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 24/04/1952 | P-02014115 | 39.95 |
| 18 | 04009837X01 | C.M.A. Nº 17 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/08/1952 | P-02014006 | 1.00 |
| 19 | 04009838X01 | C.M.A. Nº 18 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/08/1952 | P-02013989 | 2.00 |
| 20 | 04009839X01 | C.M.A. Nº 19 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/08/1952 | P-02014005 | 2.00 |
| 21 | 04008508X01 | C.M.A. Nº 2 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 27/04/1940 | P-02009998 | 7.99 |
| 22 | 04009825X01 | C.M.A. Nº 20 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/07/1952 | P-02014839 | 55.92 |
| 23 | 04009826X01 | C.M.A. Nº 21 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/07/1952 | P-02014328 | 15.98 |
| 24 | 04009908X01 | C.M.A. Nº 24 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 29/01/1953 | P-02014002 | 35.95 |
| 25 | 04009909X01 | C.M.A. Nº 25 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 29/01/1953 | P-02014110 | 3.00 |
| 26 | 04009912X01 | C.M.A. Nº 26 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 11/02/1953 | P-02013931 | 1.00 |
| 27 | 04010002X01 | C.M.A. Nº 28 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 22/05/1954 | P-02013246 | 79.90 |
| 28 | 04010003X01 | C.M.A. Nº 29 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 22/05/1954 | P-02013174 | 17.98 |
| 29 | 04009168X01 | C.M.A. Nº 3 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 16/12/1947 | P-02010179 | 35.95 |
| 30 | 04010004X01 | C.M.A. Nº 30 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 22/05/1954 | P-02014189 | 199.74 |
| 31 | 04010004X02 | C.M.A. Nº 31 | NEXA RESOURCES ATACOCHA S.A.A. | Mining Concession | 22/05/1954 | P-02014004 | 103.85 |

*Nexa Resources S.A. – Atacocha Mine, Project #3032*
*Technical Report NI 43-101 – March 22, 2019*
*Page 30-2*

RPA
www.rpacan.com

NUMBER	CODE	CONCESSION	TITLE HOLDER	STATUS	DATE	REGISTRATION	AVAIBLE AREA (ha)
32	04010063X01	C.M.A. Nº 32	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	04/11/1954	P-02014026	169.78
33	04009169X01	C.M.A. Nº 4	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	16/12/1947	P-02010150	29.96
34	04010218X01	C.M.A. Nº 40	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014023	2.00
35	04010076X01	C.M.A. Nº 46	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	20/11/1954	P-02014003	95.86
36	04010116X01	C.M.A. Nº 48	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	14/02/1955	P-02011771	3.00
37	04010358X01	C.M.A. Nº 49	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	13/08/1956	P-02013916	39.94
38	04009170X01	C.M.A. Nº 5	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	16/11/1947	P-02010000	9.99
39	04010132X01	C.M.A. Nº 50	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	29/04/1955	P-02014008	7.99
40	04010133X01	C.M.A. Nº 51	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	29/04/1955	P-02014007	1.00
41	04010359X01	C.M.A. Nº 52	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	13/08/1956	P-02014091	3.00
42	04010360X01	C.M.A. Nº 53	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	13/08/1956	P-02014131	1.00
43	04009171X01	C.M.A. Nº 6	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	16/12/1947	P-01010147	7.99
44	04010219X01	C.M.A. Nº 61	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014268	17.98
45	04010220X01	C.M.A. Nº 62	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014167	3.00
46	04010222X01	C.M.A. Nº 64	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014332	9.99
47	04010229X01	C.M.A. Nº 65	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014341	9.99
48	04010224X01	C.M.A. Nº 66	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014157	11.98
49	04010225X01	C.M.A. Nº 67	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014521	5.99
50	04010226X01	C.M.A. Nº 68	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014118	3.00
51	04010227X01	C.M.A. Nº 69	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014147	15.98
52	04009315X01	C.M.A. Nº 7	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	09/06/1949	P-02011772	53.93
53	04010228X01	C.M.A. Nº 70	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02013990	2.00
54	04010229X02	C.M.A. Nº 71	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014344	2.00
55	04010230X01	C.M.A. Nº 72	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014265	2.00
56	04010231X01	C.M.A. Nº 73	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014178	2.00
57	04010232X01	C.M.A. Nº 74	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014179	1.00
58	04010233X01	C.M.A. Nº 75	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/11/1955	P-02014190	9.99
59	04010235X01	C.M.A. Nº 77	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/11/1955	P-02014116	3.99
60	04010236X01	C.M.A. Nº 78	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/11/1955	P-02014169	1.00
61	04010311X01	C.M.A. Nº 79	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/05/1956	P-02010274	3.99
62	04009317X01	C.M.A. Nº 8	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/06/1949	P-02011770	15.98
63	04010312X01	C.M.A. Nº 80	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/05/1956	P-02014342	2.00
64	04010313X01	C.M.A. Nº 81	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/05/1956	P-02013168	1.00

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 30-3

RPA
www.rpacan.com

NUMBER	CODE	CONCESSION	TITLE HOLDER	STATUS	DATE	REGISTRATION	AVAIBLE AREA (ha)
65	04010314X01	C.M.A. Nº 82	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/05/1956	P-02014122	3.99
66	04010316X01	C.M.A. Nº 83	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/05/1956	P-02014121	2.00
67	04010317X01	C.M.A. Nº 84	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/05/1950	P-02013237	1.00
68	04010318X01	C.M.A. Nº 85	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/05/1956	P-02014335	4.99
69	04010320X01	C.M.A. Nº 86	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	18/06/1956	P-02013238	17.98
70	04001032X01	C.M.A. Nº 87	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	18/06/1956	P-02013235	6.01
71	04010322X01	C.M.A. Nº 88	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	18/06/1956	P-02014132	3.99
72	04010323X01	C.M.A. Nº 89	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	18/06/1956	P-02014024	3.00
73	04009316X01	C.M.A. Nº 9	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/06/1949	P-02009985	5.99
74	04010344X01	C.M.A. Nº 90	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/07/1956	P-02014030	35.95
75	04010345X01	C.M.A. Nº 91	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/07/1956	P-02014031	4.00
76	04010346X01	C.M.A. Nº 92	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/07/1956	P-02014119	2.00
77	04010347X01	C.M.A. Nº 93	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/07/1956	P-02014017	0.62
78	04010906X01	C.M.A. Nº 94	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	01/12/1960	P-20000405	11.98
79	04012507X01	C.M.A. Nº 97	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/12/1978	P-20000333	2.00
80	04008218X01	CANTABRIA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/09/1915	P-02010552	5.99
81	04008335X01	CARLOS CHINO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/06/1937	P-02003965	5.99
82	04007322X01	CARMEN	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/12/1924	P-02003971	2.00
83	04009644X01	CARMEN ROSA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	22/12/1951	P-02007797	3.99
84	04010284X01	CARMEN ROSA Nº 2	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	12/03/1956	P-02013169	2.00
85	04009210X01	CARMENCITA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	02/06/1948	P-02007000	2.00
86	04005459X01	CAVEL	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	17/12/1915	P-02006247	3.42
87	04009528X01	CHAMACO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	21/06/1951	P-02007804	59.92
88	04010332X01	CIPRIANO CUATRO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	28/06/1956	P-02013236	0.50
89	04010331X01	CIPRIANO DOS	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	28/06/1956	P-02013175	1.48
90	04008683X01	CIPRIANO PRIMERO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/02/1942	P-02003974	3.99
91	04010330X01	CIPRIANO UNO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	28/06/1956	P-02013173	0.80
92	04003312X01	COLQUIMARCA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	06/09/1907	P-02010327	0.90
93	04005371X01	CRISTINA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	27/05/1915	P-02005618	41.94
94	04010670X01	DEMASIA ATACOCHA Nº 6	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	11/05/1959	P-02013832	0.26
95	04010671X01	DEMASIA ATACOCHA Nº 7	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	11/05/1959	P-20001140	2.01
96	04010672X01	DEMASIA ATACOCHA Nº 8	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	11/05/1959	P-02013904	1.51
97	04005461X01	DEWAR	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/12/1915	P-02010504	3.94

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 30-4

RPA
www.rpacan.com

NUMBER	CODE	CONCESSION	TITLE HOLDER	STATUS	DATE	REGISTRATION	AVAIBLE AREA (ha)
98	04007291X01	DORA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/03/1924	P-02010236	19.97
99	04006984X01	EL PORVENIR	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	01/09/1921	P-02003970	9.99
100	04000425X01	ESTRELLA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	18/10/1901	P-02010178	7.99
101	04007292X01	FRANK	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/05/1924	P-02010145	2.00
102	04009460X01	JUAN ANTONIO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	03/01/1951	P-02013167	6.00
103	04008684X01	JUAN MANUEL	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	23/02/1942	P-02003976	3.99
104	04005502X01	KILKENNY	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	15/02/1916	P-02010146	49.93
105	04005548X01	LA PRADERA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	01/03/1916	P-02004216	11.98
106	04007289X01	LIBERTAD	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/03/1924	P-02010200	7.99
107	04007283X01	LIZANDRO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	14/04/1924	P-02003964	7.99
108	04005382X01	MANUEL NUMERO UNO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	19/06/1915	P-02006191	17.98
109	04005432X01	MANUEL SEGUNDO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	16/10/1915	P-02006197	5.79
110	04009209X01	MARIA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	02/06/1948	P-02007001	5.99
111	04009461X01	MARIA CECILIA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	03/01/1951	P-02015793	9.99
112	04009517X01	MARUJA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/06/1951	P-02007796	2.92
113	04004256X01	MIGUEL	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	30/05/1911	P-02006190	2.00
114	04008270X01	MILAGROS	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	30/11/1936	P-02007004	7.93
115	04005578X01	MULL	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	08/04/1916	P-02010177	4.45
116	04005577X01	NELL	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	08/04/1916	P-02010168	11.98
117	04008183X01	OLVIDADA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	08/11/1935	P-02010289	0.33
118	04008219X01	PACO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/05/1936	P-02010296	2.00
119	04007281X01	PALMIRA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	01/05/1924	P-02003972	15.98
120	04007293X01	PHOENIX	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/05/1924	P-02009999	2.41
121	010125494	PORVENIR 62	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	10/03/1994	P-11030784	358.96
122	010125594	PORVENIR 63	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	10/03/1994	P-11030789	184.52
123	010373394A	PORVENIR 66A	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	21/06/1994	P-11030775	0.32
124	010683595	PORVENIR 69	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	06/03/1995	P-11031070	0.53
125	04009527X01	PRECAUCION Nº 3	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	21/06/1951	P-02007793	1.00
126	04007684X01	PRECAUCION NUMERO UNO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	27/07/1927	P-02003966	2.00
127	04005802X01	PURISIMA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	09/04/1917	P-02003977	15.98
128	04009078X01	RICARDO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	13/11/1946	P-02003973	7.99
129	04010305X01	ROBERTO	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	16/05/1956	P-02015851	0.08
130	04007283X02	SANTA CESILIA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	01/03/1924	P-02003975	3.99

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 30-5

RPA
www.rpacan.com

NUMBER	CODE	CONCESSION	TITLE HOLDER	STATUS	DATE	REGISTRATION	AVAIBLE AREA (ha)
131	04005401X01	SEGUNDA DOCENA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	26/07/1915	P-02009700	3.99
132	04005373X01	SIDNEY	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	27/05/1915	P-02010170	5.99
133	04005368X01	SOCAVON CHERCHERE	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	27/05/1915	P-02010174	7.99
134	04009244X01	SOL DE PLATA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	25/10/1948	P-02010167	17.98
135	04005402X01	TERCERA DOCENA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	26/07/1915	P-02010169	5.99
136	04005350X01	TIGER	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	03/05/1915	P-02005063	29.96
137	04007290X01	TRES MOSQUETEROS	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	05/05/1924	P-02010188	15.98
138	04008217X01	VASCONIA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	07/12/1907	P-20000406	2.00
139	04004780X01	VIOLETA SEGUNDA	NEXA RESOURCES ATACOCHA S.A.A.	Mining Concession	27/01/1913	P-02007634	11.98
140	04005427X01	AZTEC	NEXA RESOURCES PERU S.A.A.	Mining Concession	11/10/1915	P-02004921	2.00
141	04005428X01	CROW	NEXA RESOURCES PERU S.A.A.	Mining Concession	11/10/1915	P-02006258	15.58
142	04005460X01	CURIE	NEXA RESOURCES PERU S.A.A.	Mining Concession	07/12/1915	P-02007248	1.14
143	04005366X01	LA FLOR DE ATACOCHA	NEXA RESOURCES PERU S.A.A.	Mining Concession	27/05/1915	P-02004495	5.99
144	04012661X01	PORVENIR 29	NEXA RESOURCES PERU S.A.A.	Mining Concession	22/10/1979	P-20000337	9.53
145	04012666X01	PORVENIR 34	NEXA RESOURCES PERU S.A.A.	Mining Concession	22/10/1979	P-20000357	7.99
146	04009221X01	PORVENIR CUATRO	NEXA RESOURCES PERU S.A.A.	Mining Concession	16/08/1948	P-02006696	23.97
147	010125694A	PORVENIR 64A	NEXA RESOURCES EL PORVENIR S.A.C.	Mining Concession	10/03/1994	P-11199132	157.43
							2,872.51

Source: Nexa, 2019

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 30-6

www.rpacan.com 31 APPENDIX 2 LIST OF PERMITTING DOCUMENTATION FOR THE ATACOCHA OPERATION Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 31-1

RPA www.rpacan.com

TABLE 31-1 PERMITS AND AUTHORIZATIONS
Nexa Resources S.A. – Atacocha Mine

	Governmental Consent	Resolution	Approval Date
Environmental certification			
1	Atacocha´s Adaptation and Environmental Management Program (PAMA)	DR 89-97-EM-DGM	06/03/1997
2	First Amendment to Atacocha´s PAMA	DR 313-2002-EM-DGAA	22/10/2002
3	Second Amendment to Atacocha´s PAMA	DR 154-2004-MEM-AAM	20/04/2004
4	EIA for the Tailing Deposit denominated "Depósito de Relaves Vaso Cajamarquilla"	DR 234-2005-MEM-AAM	08/06/2005
5	Amendment to the EIA for the Tailing Deposit denominated "Depósito de Relaves Vaso Cajamarquilla".	DR 242-2007-MEM-AAM	19/07/2007
6	EIA for the Tailing Deposit denominated "Depósito de Relaves Vaso Atacocha".	DR 361-2007-MEM-AAM	30/10/2007
7	Amendment to the EIA for the Tailing Deposit denominated "Depósito de Relaves Vaso Atacocha"	DR 380-2012-MEM-AAM	19/11/2012
8	Amendment to the EIA for the expansion of the capacity of the beneficiation plant of the beneficiation concession "Chicrin No. 2" up to 5,000 tpd.	DR 284-2012-MEM-AAM	05/09/2012
9	EIA for the 50 kV power transmission line SE El Porvenir - SE Chicrin	DR 347-2013-MEM-AAM	13/09/2013
10	Technical Report (ITS) for the exploitation of San Gerardo.	DR 170-2014-MEM-DGAAM	10/04/2014
11	Technical Report (ITS) for the Tailings integration project.	DR 527-2014-MEMDGAAM-V	20/10/2014
12	Detailed Technical Report (MTD)	DR 243-2016-MEMDGAAM	11/08/2016
13	Second Amendment to the EIA for the expansion of the capacity of the beneficiation plant of the beneficiation concession "Chicrin No. 2" up to 5,000 tpd.	DR 119-2018-SENACE-JEF/DEAR	21/08/2018
Mine closure plan			
1	Mine Closure Plan	DR 198-2009-MEM-AAM	8/07/2009
2	First Amendment to the Mine Closure Plan	DR139-2012-MEM-AAM	03/05/2012
3	First Mine Closure Plan Update.	DR 387-2012-MEM-AAM	22/11/2012
4	Second Amendment to the Mine Closure Plan.	DR 98-MEM-DGAAM	04/04/2016
Beneficiation plant and tailings disposal facilities			
1	Beneficiation Concession Title	R 192-74-DGM-DC	02/10/1974
2	Authorization to operate the facilities to expand the production capacity of the beneficiation plant up to 3,500 tpd.	Resolution s/n	28/11/2000
3	Authorization to operate the tailings deposit denominates "Vaso Atacocha" at 4,069 MASL	R 892-2008-MEM-DGM	21/02/2008
4	Authorization to construct the facilities to extend the Capacity of the tailings deposit denominated "Vaso Atacocha" at 4,081 MASL	R 689-2008-MEM-DGM-V	18/11/2008
5	Authorization to construct the facilities extend the capacity of the tailings deposit denominated "Vaso Atacocha" at 4,093 MASL	R 996-2009-MEM-DGM-V	23/12/2009
6	Authorization to construct the facilities to expand the production capacity of the beneficiation plant up to 4,380 tpd.	R 411-2010-MEM-DGM-V	8/11/2010
7	Authorization to operate the facilities to expand the production capacity of the beneficiation plant up to 4,380 tpd.	R 191-2011-MEM-DGM-V	14/06/2011
7	Authorization to construct the facilities to modify the beneficiation concession without changing the production capacity.	R 326-2011-MEM-DGM-V	25/08/2011
8	Authorization to construct the facilities to expand the tailings deposit denominated "Vaso Atacocha" at 4,105 MASL	R 92-2012-MEM-DGM-V	15/03/2012
9	Authorization to operate new infrastructure related to the beneficiation concession without expanding the authorized production capacity	R 137-2013-MEM-DGM-V	25/03/2013

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019 **Page 31-2**

RPA
www.rpacan.com

	Governmental Consent	Resolution	Approval Date
10	Authorization to operate new infrastructure related to the beneficiation concession without expanding the authorized production capacity.	R 207-2013-MEM-DGM-V	10/05/2013
11	Authorization to operate the tailings deposit denominated "Vaso Atacocha" al 4,105 MASL	R 236-2013-MEM-DGM-V	31/05/2013
12	Authorization to construct the facilities to expand the tailings deposit denominated "Vaso Atacocha" at 4,128 MASL	R 375-2013-MEM-DGM-V	19/09/2013
13	Precisions to the R 375-2013-MEM-DGM-V	R 417-2013-MEM-DGM-V	4/11/2013
14	Authorization to construct the facilities to transport the tailing generated in the beneficiation concession denominated "Chicrín No. 2" to the beneficiation concession denominated owned by the mine "El Porvenir".	R 594-2014-MEM-DGM-V	31/12/2014
15	Authorization to operate the facilities to transport the tailing generated in the beneficiation concession denominated "Chicrín No. 2" to the beneficiation concession denominated owned by the mine "El Porvenir".	R 267-2015-MEM-DGM-V	3/07/2015
16	Authorization to construct the facilities to expand the production capacity of the beneficiation plant up to 5,000 tpd	R 120-2016-MEM-DGM-V	4/04/2016
17	Authorization to operate the beneficiation plant with a processing capacity of 4,600 tpd.	R 754-2016-MEM-DGM-V	22/11/2016
18	Authorization to construct the facilities to expand the tailing facilities denominated "Vaso Atacocha" at 4,110 MASL	R 210-2006-MEM-DGM-V	4/05/2016
19	Authorization to exploit Glory Hole as open pit	R 1158-2017-MEM-DGM/V	18/12/2017
20	Authorization to modify construction of Vaso Atacocha	R 64-2018-MEM-DGM	01/02/2018
Water Supply			
1	Water license for mining purposes	AR 20-99-CTARP-INRENAATDRP	12/03/1999
2	Water license for mining purposes	AR 134-2011-ANA-ALAPASCO	26/05/2011
3	Water license for human consumption purposes	AR 21-99-CTARP-DRAINRENA-ATDRP	12/03/1999
4	Water license for human consumption purposes	AR 12-2006-AG-DRAP/ ATDRP	3/04/2006
5	Water license for energy purposes	AR 19-99-CTARP-INRENAATDRP	12/03/1999
Effluent Discharge to the Environment			
1	Authorization to discharge treated domestic waste waters from Campamentos Chicrií Bajo y Chicrín Artesanos	R 303-2016-ANA-DGCRH	30/12/2016
2	Authorization to discharge treated industrial waste waters from pond E09	R 69-2015-ANA-DGCRH	6/03/2015
3	Authorization to discharge treated industrial waste waters from Tailings Dam Atacocha	R 68-2015-ANA-DGCRH	6/03/2015
Power Supply			
1	Authorization to generate electricity for 5.40 MW in the Hydroelectric plant denominated "Chaprín".	R 313-94-EM-DGE	5/07/1994
2	Authorization to generate electricity for 1,20 MW in the Hydroelectric plant denominated "Marcopampa"	R 14-95-EM-DGE	20/01/1995
3	Power Transmission Concession	R 16-96-EM	02/04/1996
4	Authorization to increase power capacity of Electric Substation "Nueva Chicrin"	SR 152-2008-MEM-DGM/V	05/02/2008
	Use of Explosive		
1	Certificate of Mining Operation	131-2019-C	19/12/2018
2	Authorization to use acquire and use explosives.	R 688-2019-SUCAMEC/GEPP	01/03/2019
3	Authorization to operate an underground magazine	R 1104-2015-SUCAMEC/GEPP	02/06/2015

Nexa Resources S.A. – Atacocha Mine, Project #3032
Technical Report NI 43-101 – March 22, 2019
Page 31-3

www.rpacan.com Date Source: Nexa, 2019 Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 31-4 Governmental Consent Resolution Approval 4 Authorization to operate an underground magazine R 428-2018-SUCAMEC/GEPP 02/02/2018 5 Authorization to operate an underground magazine R 429-2018-SUCAMEC/GEPP 02/02/2018 6 Authorization to operate a silo magazine R 119-2018-SUCAMEC/GEPP 10/01/2018